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As filed with the Securities and Exchange Commission on November 20, 2009

Registration No. 333-162787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to

FORM F-1

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

Trony Solar Holdings Company Limited

(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of Registrant's name into English)

Cayman Islands	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 1217-1225
The Pavilion Century Tower
4002 North Hua Qiang Road,
Shenzhen, 518028
People's Republic of China
+86-755-8328 2919
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, New York 10017, United States
+1-212-750-6474
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Leiming Chen Simpson Thacher & Bartlett LLP ICBC Tower, 35th Floor 3 Garden Road Hong Kong, People's Republic of China +852-2514-7630	David T. Zhang Allen Wang Latham & Watkins 41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong, People's Republic of China +852-2522-7886

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Ordinary Share(3)	Proposed Maximum Aggregate Offering Price(4)	Amount of Registration Fee

Ordinary shares, par value US$0.0001 per ordinary share(1)(2)	34,500,000(3)	US$7.33	US$241,500,000(5)	US$13,475.70(6)

(1)   American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-             ). Each two American depositary shares represent three ordinary shares.

(2)   Includes (i) ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and (ii) ordinary shares that may be purchased by the underwriters pursuant to an option to purchase additional ADSs. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)   The maximum amount of ordinary shares changes with the initial public offering price. The maximum amount of ordinary shares to be registered is 34,500,000, which corresponds to an initial public offering price of US$9.00 per ADS, or US$6.00 per ordinary share.

(4)   Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.

(5)   The proposed maximum aggregate offering price is the product of (i) US$11.00 per ADS, or US$7.33 per ordinary share, which is the proposed maximum offering price per ordinary share and (ii) 32,931,818 ordinary shares, which is the total number of ordinary shares that can be offered at the initial public offering price of US$11.00 per ADS, assuming the underwriters exercise their option to purchase additional ADSs in full. The proposed aggregate offering price reaches the maximum of US$241,500,000, given the estimated public offering price range and the corresponding number of ordinary shares that can be offered within the price range.

(6)   Of this amount, US$11,160 was paid with the registration statement initially filed on October 30, 2009 and US$2,315.70 is being paid with this Amendment.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated November 20, 2009

Prospectus

19,500,000 American depositary shares
Representing 29,250,000 Ordinary shares

Trony Solar Holdings Company Limited

This is an initial public offering of American depositary shares, or ADSs, of Trony Solar Holdings Company Limited, or Trony Solar. Trony Solar is offering 15,000,000 ADSs, and the selling shareholders identified in this prospectus are offering an aggregate of 4,500,000 additional ADSs, assuming an initial public offering price of US$10.00 per ADS, the midpoint of the estimated public offering price range. Each two ADSs represent three of our ordinary shares. The ADSs are evidenced by American depositary receipts, or ADRs. We will not receive any proceeds from the sale of ADSs by the selling shareholders.

Prior to this offering, there has been no public market for the ADSs or the ordinary shares. We anticipate the initial public offering price per ADS will be between US$9.00 and US$11.00. Our ADSs have been approved for listing on the New York Stock Exchange under the symbol "TRO."

	Per ADS	Total

Initial public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds to Trony Solar, before expenses	US$	US$
Proceeds to the selling shareholders, before expenses	US$	US$

Trony Solar has granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase from it up to 2,925,000 additional ADSs at the initial public price less the underwriting discounts and commissions, assuming an initial public offering price of US$10.00 per ADS, the midpoint of the estimated public offering price range.

Investing in our ADSs involves a high degree of risk. See "Risk factors" beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about                      , 2009.

J.P. Morgan CLSA Asia-Pacific Markets	Credit Suisse Oppenheimer & Co.

           , 2009

TRONY®
Trony's PV modules provide power for homes, buildings, TV towers, PV power stations and lawn lamps as well as consumer products such as calculators and watches.

i

 Prospectus summary

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under "Risk factors," before deciding whether to buy our ADSs.

In this prospectus, we define our annual manufacturing capacity, based on a 6.0% conversion efficiency rate, as the product of (i) the aggregate amount of PV modules produced in 300 days by our manufacturing lines operating at their full capacity and (ii) watts per module.

Overview

We are one of the world's leading thin film solar product and solution providers, as measured by production output in 2008, according to a report commissioned by us and prepared by Photon Consulting, a solar energy research firm and consultancy. According to this report, we were China's only thin film PV module producer ranked in the top ten globally by production output in 2008. We use amorphous silicon technology to deposit non-crystalline silicon onto a substrate to manufacture solar photovoltaic, or PV, modules that are significantly thinner than conventional crystalline solar PV modules. As of the end of August 2009, our annual manufacturing capacity reached 115 megawatts, or MW. We design, develop, manufacture and sell our PV modules based on our proprietary manufacturing process and technology.

We believe that our self-designed equipment and proprietary manufacturing process have built-in flexibilities to allow us to expand manufacturing capacity rapidly and cost-effectively through modifications to, and optimizing the manufacturing process of, existing manufacturing lines. This advantage, when combined with our increasing scale and low-cost China-based manufacturing, allowed us to achieve an average manufacturing cost of approximately US$1.15 and US$1.09 per watt for the fiscal year ended June 30, 2009 and the three months ended September 30, 2009, respectively, which we believe were among the lowest in the world. We define average manufacturing cost per watt as the total manufacturing cost incurred during a period divided by the total watts produced during that period.

We distinguish ourselves from other thin film solar companies with our strong research and development capabilities, evidenced by the awards and recognition we have received. In 2008, the PRC Ministry of Housing Construction for Urban and Rural Areas selected us as the preferred provider of building integrated PV, or BIPV, products as part of their initiative to support the development of green energy. In 2007, four members of our management team were selected to serve on a 23-member national committee that sets technical standards for the use of PV glass for construction purposes in China's solar energy industry, or China's national BIPV technical standard committee. Since our inception in 1993, we have accumulated substantial intellectual property in the thin film PV industry. As of September 30, 2009, we had 18 patents and exclusive rights to use 57 patents in China.

We commenced operations in 1993, became a manufacturer of thin film solar batteries in 1995 and began commercial production in 1998. We expanded our annual manufacturing capacity to 5 MW and began manufacturing PV modules for off-grid systems on a commercial scale in 2006, and gradually increased our annual manufacturing capacity to 45 MW by October 2008.

In July 2009, we completed construction of our 70 MW fully-automated manufacturing line, which commenced commercial production in August 2009, bringing our annual manufacturing capacity to 115 MW. We expect that by the end of 2009, our annual manufacturing capacity will reach 145 MW as a result of the further expansion of our existing 70 MW manufacturing line.

We offer more than 200 different varieties of PV modules to meet different customer needs. Our PV modules can be used in off-grid applications including solar home systems, consumer products and street and lawn lamps. We believe that we are one of the leading producers of thin film PV modules for off-grid applications globally measured by production output. We also manufacture large modules that can be used in BIPV applications and PV power stations. We plan to continue to maintain and improve our leading position in the off-grid market, develop and market high-margin BIPV products and increasingly focus on the PV power station market. Our diverse and expanding customer base includes distributors, exporters, manufacturers and project developers, contractors and owners in China, South Korea and Thailand.

Leveraging our design and engineering capabilities and deep industry experience, we also provide owners and operators of PV power stations and other customers with a diverse range of value-added solutions and services. For example, we recently provided technical guidance, equipment selection, and other services in project implementation, construction management and system optimization to an engineering, procurement and construction, or EPC, firm based in South Korea in its construction of a 1.0 MW on-grid power station project. We also assisted this EPC firm in preparing relevant technical documents to facilitate its obtaining of project financing from banks. The project was completed in May 2009 using our PV modules.

Our total revenues increased from RMB26.2 million in the fiscal year ended June 30, 2007 to RMB272.8 million in the fiscal year ended June 30, 2008 and to RMB541.5 million (US$79.3 million) in the fiscal year ended June 30, 2009, representing a compound annual growth rate, or CAGR, of 354.6% over the three fiscal years. Our net income increased from RMB5.2 million in the fiscal year ended June 30, 2007 to RMB85.8 million in the fiscal year ended June 30, 2008 and to RMB164.9 million (US$24.2 million) in the fiscal year ended June 30, 2009, representing a CAGR of 463.1% over the three fiscal years. In the three months ended September 30, 2009, our total revenues and net income amounted to RMB254.6 million (US$37.3 million) and RMB72.5 million (US$10.6 million), respectively, representing an increase of 81.1% and 61.5% over the same period in 2008, respectively.

Our industry

The solar energy market is one of the most rapidly growing renewable energy markets and has grown significantly over the past decade. According to Solarbuzz, an independent solar energy research firm, the solar energy market grew at a CAGR of 53.0%, from 1,086 MW in 2004 to 5,948 MW in 2008, in terms of annual PV system installed capacities. Despite this robust growth, solar power accounts for less than 1.0% of global electricity generation, providing significant room for future development. Solarbuzz's "Green World" scenario forecasts that annual PV system installed capacities will increase from 5,291 MW in 2009 to 14,792 MW in 2013, representing a CAGR of 29.3% from 2009 to 2013.

The growth of the solar energy market is driven by rising electricity demand, increasing cost-competitiveness of solar-generated electricity, continuing government incentives, national ambitions for energy independence, the need for power grids to meet peak electricity demand and enhanced environmental awareness. Future market expansion will also depend on the growth of the global economy, the stability of the financial markets and the ability of PV product manufacturers to expand production capacity and reduce manufacturing costs.

China's solar energy market is still relatively small compared to many developed markets. However, this market has grown rapidly in recent years, mainly due to rising demand for electricity and increasing government incentives. According to Solarbuzz, China's annual PV system installations rose 52.2%, from 23 MW in 2007 to 35 MW in 2008. In 2008, cumulative PV generation capacity reached 150 MW. Off-grid rural electrification and industrial projects represent most of the PV generation capacity installed in China.

In recent years, PRC government authorities have issued detailed statements on incentive schemes for the solar energy industry. We expect these new policies to further expand and structurally transform China's nascent solar markets, significantly increasing the number of large on-grid ground-mounted systems, BIPV installations and other applications.

The thin film market has experienced rapid growth in the past few years, more than doubling its production share of 5.6% of the solar energy market in 2004 in only four years. In 2008, 893 MW of thin film PV modules were manufactured worldwide, representing a growth of 123.3% over 2007, while the number of crystalline PV modules produced increased by 96.0% during the same period. Due to this rapid growth, thin film technology represents an increasingly large portion of the total PV industry.

The ramp-up in the scale of thin film manufacturing over the next few years will depend on the successful transition from small volume pilot plants to high volume commercial manufacturing facilities at prices and performance-levels sufficiently attractive to the market. According to Solarbuzz, world thin film PV modules production is expected to grow at a CAGR of 35.8% over the next five years, from 893 MW in 2008 to 4,118 MW in 2013, while world crystalline silicon PV modules production is expected to grow at a CAGR of 16.9% over the same period, from 5,961 MW in 2008 to 13,040 MW in 2013.

Our competitive strengths

We believe that the following competitive strengths will sustain our rapid growth and enable us to continue to compete effectively:

•
Low-cost solutions driving global cost leadership;

•
Proprietary manufacturing process and self-designed key equipment;

•
Leading position in the rapidly expanding global thin film market in general and the off-grid market in particular;

•
A wide range of product offerings for diverse end applications;

•
Distinguished research and development capabilities providing key technology competitiveness; and

•
Experienced, cohesive and stable management team well-positioned to deliver profitable growth.

Our strategies

Leveraging our strong research and manufacturing capacities, we seek to rapidly grow into the world's leading amorphous silicon thin film PV product and solution provider, and to build ourselves into a first-class brand in the global PV industry through the following strategies:

•
Leverage our strength in research and development and proprietary technologies to improve conversion efficiencies and reduce costs;

•
Maintain and enhance our leading market position in the off-grid market;

•
Expand our presence in the high-margin BIPV market;

•
Actively pursue opportunities in the PV power station market;

•
Focus on the China market to capture market opportunities created by recent government policies; and

•
Increase manufacturing capacity to drive market leadership.

Our challenges

We believe the following are some of the major risks and uncertainties that may materially affect us:

•
We face intense competition from manufacturers of crystalline silicon PV modules, thin film PV modules and non-solar renewable energy and conventional energy providers.

•
Our profit margins may decrease in future periods as a result of the prevailing market price of PV products and the change of our product mix.

•
We have limited experience in the PV power station market, and we may be unable to manage the growth of our solar power generation solutions business or successfully operate in the PV power station market.

•
We have limited experience in the high value-added BIPV market, and we may be unable to manage the growth of our BIPV business or successfully operate in the BIPV market.

•
Changes to existing government incentive policies and regulations may present technical, regulatory and economic barriers to the purchase and use of PV products, which may have a material adverse effect on our business and prospects.

See "Risk factors" and other information included in this prospectus for a discussion of these risks.

Corporate structure

The following diagram illustrates our corporate structure and the place of organization of each of our subsidiaries as of the date of this prospectus:

Substantially all of our business is conducted through our wholly owned operating subsidiary in the PRC, Shenzhen Trony Science and Technology Development Co., Ltd., or Trony Science, which develops, manufactures and sells solar products primarily in the PRC. We hold our interest in Trony Science indirectly through Grand Sun International Investment Limited, or Grand Sun, a wholly owned holding company incorporated in Hong Kong.

Grand Sun was established in Hong Kong on August 3, 2006 and was wholly owned by Mr. Yi Li, our founder, chief executive officer and chairman of our board of directors and another shareholder. Trony Solar was incorporated in the Cayman Islands as a listing vehicle on June 23, 2006. In September 2006, Grand Sun acquired Mr. Li's 100% beneficial interest in Trony Science for cash consideration in the amount of RMB20.0 million. Additionally, in November 2006, Trony Solar issued one ordinary share to an entity designated by existing shareholders of Grand Sun for all the shares of Grand Sun.

Both transactions were accounted for as reorganization of entities under common control in our consolidated financial statements. Accordingly, the assets and liabilities transferred to us have been stated at their historical carrying amounts. The consolidated financial statements as of and for the fiscal years ended June 30, 2007, 2008 and 2009 and the three months ended September 30, 2009 present our financial condition and results of operations as if our operating subsidiary were transferred to us as of the beginning of the earliest period presented.

Our corporate structure was structured in anticipation of this initial public offering to facilitate the raising of capital, the ongoing operation of our company and the distribution of dividends, in a tax efficient manner. See discussion under "Taxation—Cayman Islands taxation" and "Taxation—People's Republic of China taxation."

Corporate information

Our principal executive offices are located at Suite 1217-1225, The Pavilion Century Tower, 4002 North Hua Qiang Road, Shenzhen, 518028, People's Republic of China. Our telephone number at this address is +86 (755) 8328 2958 and our fax number is +86 (755) 8328 2919. Our registered office in the Cayman Islands is at the offices of Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.trony.com. The information contained on our website is not a part of this prospectus.

Conventions used in this prospectus

Unless the context otherwise requires, in this prospectus:

•
"we," "us," "our company" and "our" refer to Trony Solar Holdings Company Limited, its predecessor entities and its subsidiaries;

•
"shares" or "ordinary shares" refers to our ordinary shares, par value US$0.0001 per share;

•
"ADSs" refers to our American depositary shares, each of which represents one of our ordinary shares, and "ADRs" refers to the American depositary receipts that evidence our ADSs;

•
"China" or "PRC" refers to the People's Republic of China, excluding, for the purposes of this prospectus only, Taiwan, Hong Kong and Macau;

•
"RMB" or "Renminbi" refers to the legal currency of China and "US$" or "U.S. dollars" refers to the legal currency of the United States;

•
"Series A convertible redeemable preferred shares" refers to our Series A convertible redeemable preferred shares, par value US$0.0001 per share. Unless otherwise indicated, in this prospectus, we assume one Series A convertible redeemable preferred share is convertible into one of our ordinary shares, based on the initial conversion price at the Series A convertible redeemable preferred shares issue price. See "Description of share capital—History of securities issuances" for the detailed description of the conversion rate calculation; and

•
"US$" or "U.S. dollars" refers to the legal currency of the United States.

Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their option to purchase additional ADSs.

This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates. All translations from Renminbi to U.S. dollars were made at the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board, or the noon buying rate. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at the noon buying rate in effect on September 30, 2009, which was RMB6.8262 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See "Risk factors—Risk related to doing business in China—Fluctuations in exchange rates have had, and could continue to have, an adverse affect on our results of operations and may have a material adverse effect on your investment." On November 13, 2009, the noon buying rate was RMB6.8260 to US$1.00.

 The offering

Price per ADS	We currently estimate that the initial public offering price will be between US$9.00 and US$11.00 per ADS.
ADSs offered by us	15,000,000 ADSs
ADSs offered by the selling shareholders

4,500,000 ADSs, representing 50% of the ordinary shares the selling shareholders are expected to hold in our company upon the automatic conversion of the Series A convertible redeemable preferred shares, which is calculated based on an initial public offering price of US$10.00 per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus. The selling shareholders will sell 50% of the ordinary shares they will hold in our company in the form of ADSs in this offering and the actual number of ADSs offered by the selling shareholders may change from that set forth above depending on the initial public offering price.

Ordinary shares outstanding after the offering

136,000,000 ordinary shares (including 29,250,000 represented by ADSs), or 140,387,500 ordinary shares if the option to purchase additional ADSs is exercised in full, calculated based on an initial public offering price of US$10.00 per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus. The actual number of ordinary shares outstanding after the offering may change from that set forth above depending on the initial public offering price.

The ADSs	Each two ADSs represent three ordinary shares, par value US$0.0001 per share.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To understand the terms of the ADSs, you should carefully read the section in this prospectus entitled "Description of American depositary shares." We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Depositary	JPMorgan Chase Bank, N.A.
Option to purchase additional ADSs

We have granted the underwriters an option for a period of 30 days to purchase up to 2,925,000 additional ADSs, assuming an initial public offering price of US$10.00 per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus. The actual number of additional ADSs offered by us may change from that set forth above depending on the initial public offering price.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately US$134.5 million assuming an initial public offering price of US$10.00 per ADS, which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds we will receive from this offering for the following purposes:
• approximately US$100.0 million to expand our manufacturing facilities and manufacturing lines; and
• approximately US$30.0 million to repay an outstanding related-party loan.
We intend to use the remaining portion of the net proceeds we will receive from this offering for working capital and other general corporate purposes.
We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.
Risk factors	See "Risk factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.
Lock-up

We have agreed for 180 days after the date of this prospectus not to sell, transfer or otherwise dispose of any of our ordinary shares or ADSs. Furthermore, our selling shareholders, our directors and executive officers and certain of our other existing shareholders have agreed to a similar 180-day lock-up, and one of our existing shareholders holding 1,650,000 of our ordinary shares has agreed to a similar 90-day lock-up.

New York Stock Exchange trading symbol	TRO

 Summary consolidated financial and operating data

The following summary consolidated statements of operations data and other consolidated financial data for the three fiscal years ended June 30, 2007, 2008 and 2009 and consolidated balance sheet data as of June 30, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu on those audited consolidated financial statements is included elsewhere in this prospectus. The following summary consolidated statement of operations data and other consolidated financial data for the three-month periods ended September 30, 2008 and 2009 and consolidated balance sheet data as of September 30, 2009 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial statements on the same basis as we prepared our audited consolidated financial statements. The unaudited interim condensed consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our financial position and operating results for the periods presented.

You should read the summary consolidated financial data in conjunction with those financial statements and the related notes and "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of our results expected for any future periods.

	Fiscal year ended June 30,				Three months ended September 30,
(in thousands)	2007 RMB	2008 RMB	2009 RMB	2009 US$	2008 RMB	2009 RMB	2009 US$

Consolidated Statements of Operations Data
Total revenues	26,237	272,817	541,462	$79,321	140,603	254,599	$37,297
Total cost of revenues	(15,074)	(150,333)	(311,457)	(45,627)	(78,929)	(153,259)	(22,452)
Gross profit	11,163	122,484	230,005	33,694	61,674	101,340	14,845
Selling and distribution expenses	(1,340)	(2,901)	(3,891)	(570)	(725)	(1,110)	(163)
General and administrative expenses	(5,676)	(16,400)	(20,616)	(3,020)	(5,354)	(7,981)	(1,169)
Research and development expenses	(1,716)	(3,084)	(5,535)	(811)	(1,027)	(2,986)	(437)
Government grants	3,387	3,050	3,650	535	600	—	—
Other income	129	7	47	7	—	—	—
Income from operations	5,947	103,156	203,660	29,835	55,168	89,263	13,076
Interest income (expenses), net	(56)	85	(1,564)	(229)	23	(2,957)	(433)
Income tax expenses	(724)	(17,475)	(37,201)	(5,450)	(10,328)	(13,852)	(2,029)
Net income	5,167	85,766	164,895	24,156	44,863	72,454	10,614
Deemed distribution on Series A convertible redeemable preferred shares—accretion of redemption premium	—	—	(46,106)	(6,754)	—	(15,366)	(2,251)
Net income attributable to holders of ordinary shares	5,167	85,766	118,789	$17,402	44,863	57,088	$8,363

	As of June 30,			As of September 30,
(in thousands)	2008 RMB	2009 RMB	2009 US$	2009 RMB	2009 US$

Consolidated Balance Sheet Data
Cash and cash equivalents	4,364	20,962	$3,071	57,492	$8,422
Restricted cash	—	35,019	5,130	34,063	4,990
Accounts receivable	28,178	70,511	10,329	120,622	17,670
Inventories	13,058	27,951	4,095	25,625	3,754
Amount due from a related party	666	4,133	605	—	—
Amounts due from directors	60	202	30	195	29
Total current assets	50,420	160,315	23,485	257,489	37,721
Property, plant and equipment, net	259,362	811,819	118,927	863,389	126,482
Deposits for purchase of property, plant and equipment	324,493	22,118	3,240	55,447	8,123
Total assets	641,856	1,003,494	147,006	1,185,607	173,686
Accounts payable	23,716	24,675	3,615	41,798	6,123
Amounts due to related parties	8,207	5,784	847	—	—
Amount due to a director	54,590	41,397	6,064	41,384	6,063
Amounts due to shareholders	8,076	2,246	329	2,244	329
Short-term bank borrowings	7,250	42,200	6,182	42,200	6,182
Total current liabilities	205,380	145,437	21,306	186,524	27,325
Loan from a related party	266,818	262,476	38,451	266,072	38,978
Long-term bank borrowings	32,750	30,250	4,431	27,700	4,058
Total liabilities	506,482	446,717	65,442	488,070	71,500
Mezzanine equity:
Series A convertible redeemable preferred shares	—	276,569	40,516	360,272	52,778
Total shareholders' equity	135,374	280,208	$41,049	337,265	$49,408

	Fiscal year ended June 30,			Three months ended September 30,
	2007	2008	2009	2008	2009

Other Consolidated Financial Data (in percentages)
Gross margin	42.5	44.9	42.5	43.9	39.8
Operating margin	22.7	37.8	37.6	39.3	35.1
Net margin	19.7	31.4	30.5	31.9	28.5
Selected Operating Data
PV modules sold (in MW)	1.5	18.2	39.5	10.6	20.6

 Risk factors

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in our ADSs. Any of the following risks and uncertainties could have a material adverse effect on our business, results of operations, financial condition and prospects. The market price of our ADSs could decline as a result of any of these risks and uncertainties, and you may lose all or part of your investment.

Risks related to our company and our industry

We face intense competition from manufacturers of crystalline silicon PV modules, thin film PV modules, and non-solar renewable energy and conventional energy providers.

The market for PV products is intensely competitive and rapidly evolving. The number of PV product manufacturers is rapidly increasing due to the growing demand for PV products and the PV industry's relatively low barriers to entry. Within the global PV industry, we face competition from crystalline silicon PV module manufacturers as well as other thin film PV module manufacturers. We also compete with conventional energy and non-solar renewable energy providers. The significant decrease in polysilicon prices due to recent reduced demand for PV products and oversupply of polysilicon feedstock, the major raw material for crystalline silicon PV modules, has reduced the manufacturing cost of crystalline silicon PV modules and enabled their manufacturers to lower the prices of PV modules. As a result, we expect greater competition from crystalline silicon PV module manufacturers. We cannot assure you that the price of polysilicon will not continue to decrease and that thin film PV modules will remain more cost competitive than crystalline silicon PV modules for the foreseeable future.

Thin film PV module manufacturing has only been commercialized recently. Although researchers have been developing thin film technology for over 20 years, they were only recently able to integrate the technology into a PV module manufacturing line. In contrast to crystalline silicon PV modules, no thin film PV modules have been in service for their entire estimated useful lives. Therefore, there is limited data available to prove how thin film PV modules, such as our PV modules, will perform over their estimated 20- to 25-year useful life.

We believe the average conversion efficiency of thin film PV modules in high commercial volume (over 20 MW per year) is approximately 30% to 65% lower than the current average conversion efficiency of readily available crystalline silicon PV modules. Low conversion efficiencies may make it difficult for some thin film manufacturers to achieve a competitive cost-per-watt. Furthermore, as compared to crystalline PV modules, thin film PV modules require more space to install for the same amount of power generation output, due to lower conversion efficiency. Despite their better performance in various environments, including high temperature and low light, this may cause the total installation of thin film systems to cost more than crystalline silicon systems of same installed capacity.

Our competitors include conventional crystalline PV cell and module manufacturers such as Suntech Power Holdings Co., Ltd., Trina Solar Limited, Yingli Green Energy Holding Company Limited and the PV product division of Sharp Corporation, a large conglomerate. We also face competition from other thin film manufacturers such as First Solar, Inc., United Solar Ovonic, LLC, the PV product division of Energy Conversion Devices, Inc. and Kaneka Corporation. We may also compete with new entrants to the PV product market, including those that may offer more advanced technological solutions or may have greater financial resources. Furthermore, the solar power industry faces competition from conventional energy and non-solar renewable energy providers. Due to relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our large competitors may have a manufacturing cost advantage because of their economies of scale and their ability to purchase raw materials at lower prices. Many of our competitors also have greater brand name recognition, more established distribution networks and larger customer bases. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our target markets. As a result, they may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. In addition, as more Chinese and international PV module manufacturers continue to invest in China and take advantage of lower production and labor costs in China, we may face increasing pricing pressure and decreasing demand for our products as well as increasing competition for qualified personnel. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors may have a material adverse effect on our business, financial condition, results of operations and prospects.

Our profit margins may decrease in future periods as a result of the prevailing market price of PV products and the change of our product mix.

Demand for PV products has decreased as a result of the recent global financial crisis, but the supply of PV products has increased significantly as many manufacturers of PV products worldwide, including our company, have significantly expanded their manufacturing capacity in recent years. Beginning in the fourth quarter of 2008, this oversupply has resulted in reductions in the prevailing market prices of PV products as manufacturers have reduced their average selling prices. In addition, the recent reduced demand for PV products and industry-wide oversupply of polysilicon have led to a decline in the cost of polysilicon, which has significantly reduced the raw material costs for crystalline silicon PV module manufacturers and contributed to greater pricing pressure for PV modules.

Our product mix has affected, and is expected to continue to affect the average selling price of our products and our gross margin. Sales of PV modules for off-grid applications constituted a majority of our total revenues in each of the three fiscal years ended June 30, 2009 and the three months ended September 30, 2009. As we continue to ramp up production, we expect sales of our PV modules for PV power stations to represent an increasingly larger proportion of our total revenues. We believe that this shift would have some negative impact on our gross margin, because sales of our PV modules for off-grid applications generally yield higher margins than sales of our PV modules for PV power stations.

We have limited experience in the PV power station market, and we may be unable to manage the growth of our solar power generation solutions business or successfully operate in the PV power station market.

We began selling PV modules for PV power stations in the fiscal year ended June 30, 2008. Since then, we have provided PV modules for a PV power station project located in South Korea. We have also been supplying PV modules to a customer in Thailand who plans to build a solar power station in Thailand. In addition, we are in active discussions with a number of local government authorities in China to encourage them to promote our PV modules for solar power station projects to be built in their respective regions. We plan to continue to market our PV modules to project developers, owners of PV power stations and relevant local government authorities.

However, as we have limited experience in the PV power station market, we cannot assure you that we can successfully operate and expand in this area. For example, we may not have the necessary research and development, engineering, project management or sales and marketing capabilities to adequately meet our customers' requirements with respect to product design or operational or after-sales services. In addition, the application of thin film PV modules in large- scale PV power station projects may entail additional space, parts, components or labor costs in the construction of the power stations, which may reduce or eliminate the low-cost advantage that our thin film PV modules enjoy over crystalline silicon based PV modules. Furthermore, we cannot assure you that the PV power station projects that we are pursuing will be implemented or that we will be selected as the provider of PV modules for these PV power station projects.

We have limited experience in the high value-added BIPV market, and we may be unable to manage the growth of our BIPV business or successfully operate in the BIPV market.

We have limited experience in the BIPV market as we only entered the BIPV market in the fiscal year ended June 30, 2007. Sales from PV modules for BIPV applications have only represented a relatively small percentage of our total revenues in the past. We cannot assure you that we can successfully operate and expand in this area. For example, we may not have the necessary research and development capabilities or marketing and sales personnel to meet the needs of our end customers and distributors or to manage our growth. In addition, as PV modules for BIPV applications generally have higher average selling prices compared to PV modules for other PV applications, we expect competition in the BIPV market to intensify as more companies, including thin film PV product manufacturers and specialized construction companies, may choose to enter this market. Many of our existing and potential competitors may have substantially greater financial, technical, manufacturing and other resources than we do. Furthermore, it may take significant time for our products to gain acceptance in the market. If we were unable to manage the growth of our BIPV business or if our PV modules for BIPV applications failed to meet the needs of our end customers and distributors, a material adverse effect on our reputation, business and prospects would occur.

Changes to existing government incentive policies and regulations may present technical, regulatory and economic barriers to the purchase and use of PV products, which may have a material adverse effect on our business and prospects.

Demand for our products depends substantially on government incentives aimed to promote greater use of solar power. In many countries in which we are currently, or intend to become active, the PV product markets, particularly the market for on-grid PV systems, would not be commercially viable without government incentives. This is because the costs of generating electricity from solar power currently exceeds, and we believe will continue to exceed for the next several years, the costs of generating electricity from conventional or non-solar renewable energy sources.

The scope of government incentives for solar power depends, to a large extent, on political, policy and fiscal developments relating to environmental concerns in a given country, which could lead to a significant reduction in or a discontinuation of the support for renewable energies in such country. As a result, governments in China, and many of our overseas target markets, such as Thailand, South Korea and the United States, have provided subsidies and economic incentives to encourage the use of renewable energy such as solar power and reduce dependency on conventional fossil fuels as a source of energy. These subsidies and economic incentives have been in the form of capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end users, distributors, system integrators and manufacturers of solar power products. The demand for PV products is significantly affected by the availability of government subsidies and economic incentives.

Nonetheless, the lack of implementation details for recent incentive schemes released by PRC government authorities may cause demand for PV products, including our products, not to grow as rapidly as we expect, if at all. In addition, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives, and the effects of the recent global financial crisis may affect the fiscal ability of governments to offer certain types of incentives, such as tax credits, at the level previously targeted, if at all. Electric utilities that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy. A significant reduction in the scope or discontinuation of government incentive programs, especially those in China and our target overseas markets, could cause demand for our products and our revenues to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, we anticipate that our PV products and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. Any new government regulations or utility policies pertaining to our PV modules may result in significant additional expenses for us, our resellers and end customers and, as a result, could significantly reduce demand for our products.

If PV technology is not suitable for widespread adoption, or sufficient demand for PV products does not develop or takes longer to develop than we anticipate, our sales may not continue to increase or may even decline, and we may be unable to sustain profitability.

The solar power industry is at a relatively early stage of development and the extent to which PV products will be widely adopted is uncertain. Market data, analyses and histories in the solar power industry are not as readily available or accessible as those in other more established industries. If PV technology proves unsuitable for widespread adoption or if demand for PV products fails to develop sufficiently, we may not be able to maintain sufficient capacity utilization of our facilities, grow our business or generate sufficient revenues to sustain our profitability. In addition, demand for PV products in our target markets, including

China, South Korea, Thailand and the United States, may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of PV technology and demand for PV products, including:

•
the cost and availability of credit, loans and other funding mechanisms to finance the installation and maintenance of PV systems, particularly in the current economic environment;

•
capital expenditures by end-users of PV products, which tend to decrease when the economy slows down;

•
fluctuations in economic and market conditions that affect the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil, coal, natural gas and other fossil fuels;

•
cost-effectiveness of PV products compared to conventional and other non-solar energy sources and products;

•
performance and reliability of PV products compared to conventional and other non-solar energy sources and products;

•
availability of government subsidies and incentives to support the development of the solar power industry;

•
public perception of the direct and indirect benefits of adopting renewable energy technology;

•
success of other alternative energy generation technologies, such as fuel cells, wind power and biomass; and

•
deregulation of the electric power industry and the broader energy industry.

Our failure to further improve our technology, develop and introduce new PV products or respond to rapid market changes and technological development in the solar energy industry could render our products uncompetitive or obsolete, and, consequently, reduce our sales and market share.

We will need to invest significant financial resources in research and development to keep pace with technological advances in the rapidly evolving solar power industry and to effectively compete in the future. Research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research results. In addition, other companies are developing a variety of competing PV technologies, including copper indium gallium diselenide and cadmium telluride, which could produce PV modules that prove more cost-effective or perform better than our PV modules. Therefore, our development efforts may be rendered obsolete by the technological advances of others. Our failure to further improve our technology, develop and introduce new PV products or respond to rapid market changes and technology evolutions in the solar energy industry could render our products uncompetitive or obsolete, and reduce our sales and market share.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations, and we may not be able to effectively manage our expansion of operation.

We have a limited operating history. We commenced operations in 1993, became a manufacturer of thin film solar batteries in 1995 and began commercial production in 1998. We expanded our annual manufacturing capacity to 5 MW in 2006 and gradually expanded to 45 MW by October 2008. As of the end of August 2009, our annual manufacturing capacity reached 115 MW. Because our thin film manufacturing lines have only been in operation for a limited period of time, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects.

Although our total revenues grew from RMB26.2 million in the fiscal year ended June 30, 2007 to RMB272.8 million in the fiscal year ended June 30, 2008, to RMB541.5 million (US$79.3 million) in the fiscal year ended June 30, 2009, and to RMB254.6 million (US$37.3 million) in the three months ended September 30, 2009, we may be unable to achieve similar growth, or grow at all, in future periods. Our ability to grow is affected by a number of factors, including changes in economic conditions. Accordingly, you should not rely on our results of operations for any prior period as an indication of our future performance.

In addition, to manage the growth of our operations, we will be required to improve our operational and financial systems, procedures and controls, and our manufacturing capacity and operations, while expanding, training and managing our growing employee base. Furthermore, our management will be required to maintain and expand our relationships with our customers, suppliers and other third parties. We cannot assure you that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

If we grant share options, restricted shares or other equity incentives in the future, our operating results could be materially adversely affected.

We are authorized to issue share options, restricted shares or other equity incentives for up to 10,000,000 ordinary shares in the future to our management and other personnel under our 2009 share incentive plan. We account for share-based compensation by recognizing, as an expense, the fair value of share options and other equity incentives based on the fair value of equity-classified awards on the date of the grant, with the compensation expense recognized generally over the period in which the recipient is required to provide service in exchange for the equity award. If we grant options, restricted shares and other equity incentives to our employees in the future, we could incur significant compensation expenses which could materially reduce our net income, and your investment in our ADSs could be significantly diluted.

We may be unable to establish and maintain an effective system of internal control over financial reporting, and, as a result, we may be unable to accurately report our financial results or prevent fraud.

Upon completion of this offering, we will become a public company in the United States that is, or will be subject to, the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, and we expect that we will be required to include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending June 30, 2011. In addition, our independent registered public accounting firm must independently report on the effectiveness of our internal control over financial reporting. Our management or our independent registered public accounting firm may conclude that our internal controls are not effective. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audits of our consolidated financial statements for the period from July 1, 2006 through June 30, 2009, a number of control deficiencies in our internal control procedures were identified which could adversely affect our ability to initiate, authorize, record, process and report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of our consolidated financial statements that is more than inconsequential will not be prevented or detected. Specifically, those control deficiencies identified include, among others: (i) a lack of a formalized U.S. GAAP closing and reporting process; (ii) insufficient number of accounting personnel with U.S. public company reporting and U.S. GAAP reporting experience; (iii) a lack of formalized written policy on credit control and monitoring system and retention of related documentation; (iv) inadequate controls over filing, generating and amending documents in respect of sales, purchase and capital transactions; (v) inadequate control processes in the application of the Enterprise Resources Planning System; and (vi) inconsistent implementation of approval procedures established in our policies and guidelines. In the past, we also had certain other control deficiencies, which have since been remedied other than the remaining deficiencies discussed above.

In order to remedy the remaining deficiencies, we are undertaking several measures to further improve our internal control over financial reporting. We appointed a new chief financial officer in July 2009, who has experience with and knowledge of U.S. GAAP. In October, 2009, we engaged Ernst & Young, an independent internal control consulting firm, to review our internal control processes, policies and procedures in order to assist us in identifying deficiencies in our internal controls over financial reporting. We plan to provide further training to our financial and accounting staff to enhance their knowledge of U.S. GAAP. We are also in the process of preparing detailed financial closing procedures and an internal accounting policies manual for our accounting staff. We are also preparing an internal policy manual on credit control and monitoring system and retention of related documentation. However, the implementation of these measures may not fully address the control deficiencies in our internal control over financial reporting, and we cannot yet conclude that they have been fully remedied.

We plan to remedy these deficiencies in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. Our failure to establish and maintain an effective system of internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial reporting processes, which in turn could harm our business and negatively impact the trading price of our ADSs.

Our future success substantially depends on our ability to successfully expand our manufacturing capacity, manage our facilities, utilize our manufacturing capacity, and reduce our manufacturing costs. Our ability to achieve such goals is subject to a number of risks and uncertainties.

Our future success depends on our ability to manage our manufacturing and facilities effectively and to reduce our manufacturing costs. We plan to expand our annual manufacturing capacity to 145 MW by the end of 2009. However, we cannot assure you that future demand will be sufficient to utilize our manufacturing capacity effectively. If the end markets of our PV products fail to grow or grow at a slower rate than we expect or decrease, the utilization rate of our equipment may be reduced.

In addition, if the capacity of any of the new manufacturing lines fails to reach the originally designed levels, we may not be able to achieve the intended economic benefit from the new manufacturing lines in full or at all, which may materially and adversely affect our financial condition and results of operations. Our efforts to reduce our manufacturing costs include lowering our material costs, improving manufacturing productivity, curtailing expansion plans and related capital expenditures, and adopting additional efficient manufacturing processes. If we are unable to achieve these goals, we may be unable to decrease our costs per watt, maintain our competitive position and improve our profitability. Our ability to achieve such goals is subject to significant risks and uncertainties, including:

•
our ability to continue driving down cost of materials per watt;

•
our ability to improve conversion efficiency;

•
delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as long lead times or delays with certain equipment vendors relating to equipment required to establish our manufacturing lines;

•
our ability to address safety and quality issues;

•
delays or denial of required approvals by relevant government authorities; and

•
diversion of significant managerial and other resources to other matters.

Furthermore, we may not be able to reduce or maintain our manufacturing costs when we focus on improving the conversion efficiencies or other performance standards of our modules. If we are unable to establish or successfully make improvements to our manufacturing facilities or to reduce our manufacturing costs, or if we encounter any of the risks described herein, we may be unable to improve our business as planned. Moreover, we cannot assure you that, if we do achieve our improvement and cost reduction goals, we will be able to generate sufficient customer demand for our PV products.

If our manufacturing equipment fails, we encounter difficulties with our manufacturing technology or our equipment suppliers fail to perform their contracts, we could experience manufacturing disruptions and fail to satisfy our contractual requirements.

Some of our manufacturing equipment is customized to our manufacturing lines based on designs or specifications that we provide to our equipment manufacturers, which then undertake a specialized process to manufacture the custom equipments. As a result, the equipment is not readily available from multiple vendors and would be difficult to repair or replace if it were damaged or stopped working. If any piece of equipment fails, operations along the entire manufacturing line could be interrupted and we could be unable to produce enough PV modules to satisfy our contractual requirements under our sales contracts.

In addition, the manufacture of PV modules is a highly complex process. Minor deviations in the manufacturing process can cause substantial decreases in yield and, in some cases, can cause manufacturing to be suspended or yield no output. As we have limited experience with the technology and operation of automated manufacturing lines, we cannot assure you that we would be able to attain the designed yield or sustain manufacturing on our new 70 MW automated manufacturing line.

Our technologies, particularly those related to our new automated manufacturing line, may have unforeseen negative consequences on our yields or our PV module efficiency or reliability once they are put into commercial manufacturing or they may not enable us to realize the cost reductions we hope to achieve. If we do not achieve planned yields, our product costs could increase, and our product availability would decrease. In addition, the failure of our equipment suppliers to supply equipment and maintenance services in a timely manner or on commercially reasonable terms could delay our expansion plans and otherwise disrupt our manufacturing schedule or increase our manufacturing costs, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Any failure or unanticipated delay in securing any major certification for our modules could impair our sales and have a material adverse effect on our business, financial condition, results of operations and prospects.

In order to expand the sales of our amorphous thin film PV modules, we have submitted for product certifications of IEC 61646 and UL 1703 from Underwriters Laboratories Inc., or UL, of the United States and for certifications of IEC 61646 and IEC 61730 from TüV Immissionsschutz und Energiesysteme GmbH, or TüV of Germany. However, we cannot assure you that we will receive the relevant certifications in a timely fashion. For example, we could experience an unanticipated delay in securing a necessary certification, which would reduce the desirability of our PV products in the marketplace and impair sales of our modules. Many of our customers rely on our ability to secure international certifications or meet regulatory requirements as an indication of the quality of our PV modules, and may be unable or unwilling to purchase PV modules without such certifications. Any failure or unanticipated delay in securing any necessary or desired certification for our modules could negatively impact our sales, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We depend on short-term sales contracts in the off-grid market.

Sales of PV modules for off-grid applications have constituted a significant portion of our total revenues in each of the three fiscal years ended June 30, 2009 and the three months ended

September 30, 2009 and are expected to continue to contribute significantly to the growth of our business. A substantial portion of these thin film PV modules are sold to a select number of off-grid product distributors and manufacturers through non-exclusive sales contracts with terms of one year or less. To our knowledge, this is common industry practice in the sales of PV modules for off-grid market applications. A significant percentage of these contracts do not contain pricing terms or specify delivery schedules. As a result, any decision by one or more of our customers to reduce or terminate orders during a certain period of time could have an adverse effect on our sales for those periods. As our existing short-term sales contracts expire, we may be unable to renew them with our desired customers on favorable terms or at all, which may materially and adversely affect our business and results of operations. In addition, our dependence on short-term contracts results in a lack of predictability of order flows, as we plan our raw materials procurement and manufacturing activities based, to a significant extent, on our expectations of future sales. We sell a substantial portion of our PV products, particularly those for solar home systems and other off-grid applications, through distributors and value-added resellers such as system integrators. Because we have limited contact with our end users in these markets, we rely substantially on our distributors to gauge demand. As such, we have little or no ability to independently predict sales or market demand, and it remains extremely difficult for us, or our investors, to assess our prospective financial and operational performance. Any failure to accurately predict demand in the markets we serve would materially adversely affect our results of operations, financial condition and business.

We source many of our key raw materials and components from a limited number of third-party suppliers and their failure to perform could cause manufacturing delays and impair our ability to deliver PV modules to customers in required quantities and at competitive prices.

Our failure to obtain raw materials and components that meet our quality, quantity and cost requirements in a timely manner could interrupt or impair our ability to manufacture our PV modules or increase our manufacturing costs. We source many of our key raw materials and components from a limited number of third-party suppliers. As a result, the failure of any of our suppliers to perform could disrupt our supply chain and impair our operations. In addition, some of our suppliers are small companies that may be unable to meet our increasing demand for raw materials and components as we implement our planned expansion. We may be unable to identify new suppliers or qualify their products for use on our manufacturing lines in a timely manner and on commercially reasonable terms. Raw materials and components from new suppliers may also be less suited for our technology and yield PV modules with lower conversion efficiencies, higher failure rates and higher rates of degradation than PV modules manufactured with the raw materials from our current suppliers. A constraint on our manufacturing may cause us to be unable to meet our customers' demands, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

By focusing our sales and marketing on power plant applications, we may increasingly depend on a smaller number of customers, and such dependency may cause significant fluctuations or declines in our revenues.

We currently sell a substantial portion of our PV products to a limited number of customers, including distributors, exporters, manufacturers and project developers, contractors and owners. In the fiscal year ended June 30, 2009, our largest customer and our top five customers accounted for 14.0% and 34.8% of our total revenues, respectively. In the three months ended

September 30, 2009, our largest customer and our top five customers accounted for 9.3% and 37.3% of our total revenues, respectively. As we expand our manufacturing capacity, we anticipate developing additional customer relationships in other markets and regions, which will help reduce our customer and geographic concentration and dependence. However, the expansion of our business into producing PV modules for large-scale PV power stations, which could utilize a large percentage of our manufacturing capacity and thereby limit our capacity for new projects, may result in increased reliance on a smaller group of customers. If such dependency develops, any one of the following events may cause material fluctuations or declines in our revenues and have a material adverse effect on our results of operations:

•
reduction, delay or cancellation of orders from one or more of our significant customers;

•
substitution of our products by one or more of our significant distributor customers with our competitors' alternative products;

•
loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•
failure of any of our significant customers to make timely payment for our products.

In addition, a significant portion of our outstanding accounts receivables is derived from sales to a limited number of customers. The accounts receivable with the largest and the second largest balance represented 26.0% and 10.0% of the balance of the account as of June 30, 2009, respectively. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

We require a significant amount of cash to fund our operations and meet future capital requirements. If we cannot obtain additional capital, our growth prospects and future profitability may be materially and adversely affected.

We require a significant amount of cash to meet future capital requirements, which are difficult to plan in the rapidly changing solar power industry. In particular, we will need capital to increase our aggregate manufacturing capacity based upon strategic considerations in order to remain competitive. Future acquisitions, expansions or market changes or other developments may cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•
our financial condition, results of operations and cash flows;

•
general market conditions for financing activities by manufacturers of solar power products; and

•
economic, political and other conditions in the PRC and elsewhere.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may decrease materially.

Credit terms we provide for our customers may expose us to the credit risks of such customers and may increase our costs and expenses, which could in turn have a material adverse effect on our liquidity.

We have benefited from the abundance and affordability of credit before the recent global financial crisis. Previously, many of our customers were able to obtain credit to purchase our products and to finance their operations or projects utilizing our products on attractive terms. Given the current economic environment, particularly the tightening of the credit markets, we have extended and may continue to extend credit to many new and existing customers who cannot otherwise obtain credit or provide them with more favorable credit terms, including increasing credit limits and extending the time period before payments are due, after prudently assessing the credit worthiness of such customers by evaluating their collective payment histories and their operating and financial conditions. The extended payment periods to our customers may create additional demands on our working capital, as well as increase defaults in accounts receivable if the world economy continues to deteriorate. In addition, some of these customers are new customers with whom we have not historically had extensive business dealings or are small companies that may be relatively more vulnerable to the changing economic environment. The failure of any of our new or existing customers to meet their payment obligations under the credit terms granted could have a material adverse effect on our business, financial condition, results of operations and prospects.

We maintain allowances for doubtful receivables for estimated losses that may result from the failure of customers to make required payments. While our lack of formalized written policy on credit control and monitoring system and the retention of related documentation has not affected the quality of such assessment and consequently has not had a significant effect on the amount we maintain as allowances for doubtful receivables, it could become an important factor when we become a public company upon the completion of this offering and as we continue to grow our business. For a more detailed discussion of our credit control deficiency, see "—We may be unable to establish and maintain an effective system of internal control over financial reporting, and, as a result, we may be unable to accurately report our financial results or prevent fraud."

Problems with product quality, product performance or workmanship may cause us to incur warranty expenses, damage our market reputation and prevent us from achieving increased sales and market share and we may need to offer warranties with extended terms.

We generally offer warranties with terms satisfactory to customers in order to remain competitive in the market. Our products are typically sold with warranties for up to one year for defects in materials and workmanship in accordance with industry standards in off-grid and BIPV markets. We do not make provisions for our standard one-year warranty for defects in materials and workmanship due to the short duration of the one-year warranties, our assumptions regarding the durability, stability and reliability of our products and the lack of warranty claims we have received to date. On a case by case basis, we provide warranties with extended periods to a select number of customers in response to their requests. For instance, we provided a warranty to one customer for our products for up to ten years for compliance with the quality and technical specifications provided in the relevant contract and against defects in materials and workmanship. We also provided a warranty to another customer for up to 25 years against defects in equipment and workmanship and up to 10 and 25 years against declines of more than 10% and 20% of rated power, respectively. We make provisions for warranty costs for these warranties with extended periods at an accrual rate of 1% of the sales. Due to the absence of warranty claims we have received to date, we reference our competitors' accrual history, taking into consideration the intended applications and specifications of these competitors' products compared to our products and the periods of the warranties offered by these competitors. Our provisions for warranty costs may not accurately reflect our exposure to warranty claims. As of June 30 and September 30, 2009, our accrued warranty costs amounted to RMB2.6 million (US$0.4 million) and RMB2.8 million (US$0.4 million), respectively.

Because our products and workmanship have been in use for only a relatively short period, we cannot assure you that our assumptions regarding the durability, stability and reliability of our products are reasonable. For example, our thin film PV modules could experience more power degradation than what we expect. Our warranty provisions may be inadequate, and we may have to incur substantial expenses to repair or replace defective products and provide repairs in the future.

As our product mix changes and sales of our PV modules for on-grid applications represent an increasingly larger proportion of our total sales, it may be necessary for us to offer warranties with extended periods to remain competitive in the on-grid market. We may also be required to provide warranties with extended periods in the off-grid market if the competitive conditions of the off-grid market change. This may require us to make additional provisions as warranty costs, which may have a material and adverse effect on our results of operations.

Furthermore, widespread product failures and workmanship defects may damage our market reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

We face risks associated with the marketing, distribution and sale of our PV products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

In the fiscal year ended June 30, 2009 and the three months ended September 30, 2009, 25.5% and 19.6% of our total revenues were derived from direct sales to customers outside of China. As our business grows, our sales directly to customers in the international markets, such as Thailand, South Korea, Hong Kong and the United States, are expected to increase. For some of these regions, such as the United States, we do not have sales track records. The international marketing, distribution and sale of our PV products expose us to a number of risks, including:

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difficulty with staffing and managing overseas operations;

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fluctuations in currency exchange rates;

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increased costs associated with developing and maintaining marketing and distribution presence in various countries;

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challenges in providing customer service and support in these markets;

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challenges in managing our sales channels effectively;

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difficulties and costs of exporting PV products overseas while complying with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products;

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failure to develop appropriate risk management and internal control structures tailored to overseas operations;

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difficulty in ensuring the compliance of our distributors and customers with the sanctions imposed by the Office of Foreign Assets Control on various foreign states, organizations and individuals;

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inability to obtain, maintain or enforce intellectual property rights;

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unanticipated changes in prevailing economic conditions and regulatory requirements; and

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government policies favoring domestic companies in certain foreign markets or trade barriers including export requirements, tariffs, taxes and other restrictions and expenses, such as South Korea's policy emphasizing smaller system sizes in the new feed-in tariff system, intended to increase the market share of domestic players in the renewable energy industry in the country. These government policies or trade barriers could increase the prices of our products and make us less competitive in those countries.

If we are unable to effectively manage these risks, they could impair our ability to expand our business abroad and have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business depends substantially on the continuing efforts of our executive officers and our ability to attract, train and retain qualified technical personnel, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers and our ability to attract, train and retain qualified technical personnel. In particular, we depend on the services of Yi Li, our founder, chief executive officer and the chairman of our board of directors. Recruiting and retaining capable personnel, particularly those with expertise in the solar power industry, are vital to our success. There is substantial competition for qualified technical personnel, and we cannot assure you that we will be able to attract or retain our technical personnel.

We do not maintain key man life insurance for any of our executive officers or technical personnel. If one or more of our executive officers or technical personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers. In addition, if any of our executives or technical personnel joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers and technical personnel has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes arise, we cannot assure you of, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where most of our executive officers and technical personnel reside and hold some of their assets.

Our controlling shareholder has substantial influence over our company and its interests may not be aligned with your interests, and we are exempt from some of the corporate governance requirements of the New York Stock Exchange.

Yi Li, our founder, chief executive officer and chairman of our board of directors, beneficially owns approximately 61.72% of our outstanding shares as of the date of this prospectus, assuming the automatic conversion of all of our outstanding Series A convertible redeemable preferred shares at an initial public offering price of US$10.00 per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus. As such, Mr. Li has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for your ADSs as part of a sale of our company. These actions may be taken even if they are opposed by our other shareholders.

In addition, we are a "controlled company" as defined under New York Stock Exchange Listing Manual Section 303A.00 because Mr. Li owns more than 50% of our outstanding ordinary shares. As a result, for so long as we remain a controlled company as defined under that rule, we are exempt from, and you are not provided with the benefits of, some of the corporate governance requirements of the New York Stock Exchange, or the NYSE, including requirements that:

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a majority of our board of directors must be independent directors;

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the compensation of our chief executive officer must be determined or recommended by a compensation committee comprised solely of independent directors; and

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our director nominees must be selected or recommended by a nomination/corporate governance committee comprised solely of independent directors.

As a result, our independent directors will not have as much influence over our corporate policy as they would if we were not a controlled company.

In addition, as a foreign private issuer, we are exempt from some of the corporate governance requirements of the NYSE by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practice required to be followed by U.S. domestic companies under the NYSE rules. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. For instance, we are not required to:

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have a majority of the board be independent (other than due to the requirements for audit committee under the Exchange Act, as amended, or the Exchange Act);

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have a minimum of three members in our audit committee;

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have a compensation committee, a nominating or corporate governance committee;

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provide annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the NYSE;

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have regularly scheduled executive sessions with only non-management directors; or

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have at least one executive session of solely independent directors each year.

We intend to rely on some or all of these exemptions. As a result, you are not provided with the benefits of certain corporate governance requirements of the NYSE.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly.

As of September 30, 2009, we owned 18 patents in China and had one patent application pending in each of the United States, Japan and Germany. In addition, we had exclusive rights to use 57 patents and had exclusive access to 35 pending patent applications in China under a license agreement entered into with our founder and chief executive officer, Yi Li, in September 2008 as supplemented by a supplemental license agreement we entered into with Mr. Li in September 2009. The development of such patents we license from Mr. Li were led by Mr. Li using our resources, including our research and development personnel, raw materials, equipment and facilities and have been registered or applied for registration in the name of Mr. Li for administrative simplicity. Under the agreements entered into with Mr. Li, such patents are made available to us at zero consideration until Mr. Li has transferred all legal and beneficial ownership of these patents to us. We rely primarily on patent, trademark, trade secret, copyright law and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Furthermore, certain aspects of our business rely on the technologies covered by the patents, including granted patents and patents under application licensed to us by Mr. Li, which we do not own. Our rights to such technologies are governed by contractual licensing terms, and in case of any breach of these contractual terms, we would have to rely on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. See "—Risks related to doing business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us."

Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We cannot assure you that the outcome of such potential litigation will be in our favor. Such litigation may be costly and may divert management attention as well as divert our other resources away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Implementation of PRC intellectual property laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.

Our success depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of legal claims relating to PV technology patents involve complex scientific, legal and factual questions and analyses and, therefore, may have highly uncertain outcomes. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceeding to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, pay ongoing royalties or redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Our business, results of operations and financial condition would be materially and adversely affected if our sales outside China were to be restricted by intellectual property claims by third parties.

As of September 30, 2009, we did not have any patents outside of China. The protection of our proprietary technologies outside of China is limited, although we have sold, and expect to continue to sell, a substantial portion of our products outside of China. Since the protection afforded by our current patents only covers China, others may independently develop substantially equivalent technologies, or otherwise gain access to our proprietary technologies, and obtain patents for such intellectual properties in other jurisdictions, including the countries to which we sell our products. If any third parties are successful in obtaining patents for technologies that are substantially equivalent or the same as the technologies we use in our products in any of our markets before we do and enforce their intellectual property rights against us, our ability to sell products containing the allegedly infringing intellectual property in those markets will be materially and adversely affected and we may be liable for damages and subject to other penalties. If we are required to stop selling such allegedly infringing products, seek licenses and pay royalties for the relevant intellectual properties, or redesign such products with non-infringing technologies, our business, results of operations and financial condition may be materially and adversely affected.

Changes to existing regulations covering the utility sector and the solar power industry may present technical, regulatory and economic barriers to the purchase and use of PV products, which may significantly reduce demand for our products.

The market for power generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as the internal policies of electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of end-user-owned power generation. In a number of countries, these regulations and policies are being modified and may continue to be modified. End-users' purchases of alternative energy sources, including PV products, could be deterred by these regulations and policies, which could significantly reduce the potential demand for our PV products. For example, utility companies commonly charge fees to larger, industrial customers for disconnecting them from the electricity transmission grid or for having the capacity to use power from the electricity transmission grid for back-up purposes. These fees could increase end-users' costs of using our PV products and make our PV products less desirable, adversely affecting our business, prospects, results of operations and financial condition.

We anticipate that our PV products and their installation will continue to be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters in various countries. It is also burdensome to track the requirements of individual localities and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to our PV products may result in significant additional expenses to us, our customers or end users and, as a result, could significantly reduce demand for our PV products. Such a reduction could result in a material adverse effect on our business, financial condition, results of operations and prospects.

Compliance with environmental regulations can be expensive, and non-compliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

As our manufacturing processes generate noise, waste water, gaseous and other industrial wastes, we are required to comply with all national and local regulations regarding protection of the environment. We are in compliance with present environmental protection requirements and have all necessary environmental permits to conduct our business. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. We believe that we have necessary permits to conduct our business as it is presently conducted. If we fail to comply with present or future environmental regulations, however, we may be required to pay substantial fines, suspend production or cease operations. We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.

We do not have products liability or business interruption insurance and may incur losses resulting from product liability claims or business interruptions.

As with other manufacturers of PV products, we are exposed to risks associated with product liability claims in the event our PV products result in injuries. Since our products are electricity producing devices, it is possible that users could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. We only commenced commercial shipment of PV modules for BIPV applications and PV power stations in the fiscal year ended June 30, 2008, and, due to limited experience in these markets, we are unable to predict whether product liability claims will be brought against us in the future or the effect of any resulting adverse publicity on our business.

Moreover, we do not have product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Payment of such claims could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, as the insurance industry in China is still in an early stage of development, business interruption insurance available in China offers limited coverage compared to that offered in many other countries. We do not maintain any business interruption insurance coverage. As a result, any business disruption or natural disaster could result in substantial costs and diversion of resources. Such business interruptions could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may incur additional costs, experience manufacturing disruptions or fail to satisfy our contractual requirements if we were forced to relocate from our Futian facility during the lease term or if we cannot renew our lease.

We lease 1,261 square meters of manufacturing facility in Futian district, Shenzhen, where our 5 MW manufacturing line for PV modules for consumer applications is located. We also lease 606 square meters of space nearby as an employee dormitory. The lease for these properties will expire on December 31, 2010. The landlord has not been able to provide us with relevant building ownership certificates. Our PRC legal advisor, Jingtian & Gongcheng, has advised us that due to the lack of the relevant building ownership certificates, we cannot be certain that the landlord's ownership of these properties is not subject to any dispute or that all requisite governmental approvals have been obtained in connection with the construction of these properties. As such, third parties, including relevant government authorities, may interfere with our use and occupation of these leased properties during the term of the lease or prevent us from renewing the leases as they expire. As a result, we may be forced to relocate. Although only a small portion of our manufacturing capacity is located on these properties, unplanned relocation may cause us to incur additional moving costs and interrupt our production schedule. As a result, we may be unable to produce enough PV modules to satisfy our contractual requirements under our sales contracts or otherwise meet out sales targets. All of these consequences could have a material adverse effect on our business, financial condition, results of operations and prospects.

Most of our manufacturing, storage, administrative and research and development facilities are located in Shenzhen, China. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

A significant amount of our manufacturing, storage, administrative, research and development facilities are located in the city of Shenzhen in Guangdong Province, China. A natural disaster such as a fire, flood or earthquake, or other unanticipated catastrophic event, including power interruption, telecommunications failure, equipment failure, explosion, fire, break-in, terrorist attack or act or war, could significantly disrupt our ability to manufacture our products and to operate our business.

If any of our manufacturing facilities or material equipment were to experience any significant damage or downtime, we might be unable to meet our manufacturing targets and our business could suffer. Any damage or disruption at these facilities could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks related to doing business in China

Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Almost all of our operations are conducted in China and some of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

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the amount of government involvement;

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the level of development;

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the growth rate;

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the control of foreign exchange; and

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the allocation of resources.

While the Chinese economy has grown significantly in the past 20 years, the growth has been uneven both geographically and among different sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also negatively affect us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. In recent years the PRC government has implemented measures emphasizing market-oriented reforms, the reduction of state ownership of productive assets and the establishment of sound corporate governance. The PRC government still owns a substantial portion of the productive assets in China. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the Chinese economy could result in decreased capital expenditures by solar energy users, which in turn could reduce demand for our products.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall level of economic growth and the level of renewable energy investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

We conduct a significant portion of our business through our subsidiary, Trony Science. Trony Science is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises, or WFOEs. The PRC legal system is generally based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Fluctuations in exchange rates have had, and could continue to have, an adverse affect on our results of operations and may have a material adverse effect on your investment.

Our sales are mainly denominated in Renminbi, with the remainder in U.S. dollars, while a substantial portion of our costs and expenses is denominated Renminbi with the remainder in U.S. dollars. Fluctuations in currency exchange rates have had a limited impact on our result of operations in the past, as most of overseas end-users of our products purchased our products through distributors, who made payment to us in Renminbi. However, as we continue to expand, we expect sales to international customers denominated in U.S. dollars to increase and we may begin selling in Euros or other currencies, such as the Korean won or Thai baht. Continued fluctuations in exchange rates, particularly among the U.S. dollar and Renminbi, could result in foreign exchange losses and affect our gross and net profit margins.

In addition, our reporting currency is Renminbi and our sales denominated in foreign currencies need to be translated into Renminbi when they are recorded as our revenues. Therefore, depreciation of foreign currencies in which our sales are denominated, such as the U.S. dollar, against the Renminbi will cause our reported revenues to decline. Any further depreciation of foreign currencies in which our sales are denominated against the Renminbi will continue to adversely affect our revenues and results of operations.

Furthermore, the change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China's political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. As of September 30, 2009, this change in policy has resulted in approximately 21.2% appreciation of the Renminbi against the U.S. dollar since July 2005. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a significant portion of our costs and expenses is denominated in Renminbi, the revaluation in July 2005 and potential future revaluation has and could further increase our costs. In addition, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

A significant portion of our revenues and expenses is denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under China's foreign exchange regulations, our PRC subsidiary is generally able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange in China, or the SAFE, by complying with certain procedural requirements. However, the PRC government may take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by our PRC subsidiary under the capital account continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the SAFE. In particular, if our PRC subsidiary borrows foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE, and if we finance our PRC subsidiary by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce or its local counterparts. These limitations could affect the ability of our PRC subsidiary to obtain foreign exchange through debt or equity financing.

We may rely on dividends paid by our PRC operating subsidiary for our cash needs, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

We conduct substantially all of our business through our operating subsidiary incorporated in China. We may rely on dividends paid by our PRC subsidiary for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits determined in accordance with accounting standards and regulations in China.

Our PRC subsidiary, a WFOE, is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. Its statutory reserves are not distributable as loans, advances or cash dividends. In addition, if our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiary to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

In addition, under a new PRC tax law that became effective in January 2008 and the Arrangement between the PRC and the Hong Kong Special Administrative Region on Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation

Arrangement, which became effective on January 1, 2007, any dividends from our PRC subsidiary paid to us through Grand Sun, our Hong Kong subsidiary, may be subject to a withholding tax at a rate of 5%. On August 24, 2009, the State Administration of Taxation released the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation), or the Measures, which took effect on October 1, 2009. Under the Measures, Grand Sun needs to obtain approval from the Shenzhen Branch of the State Administration of Taxation in order to enjoy the preferential withholding tax rate of 5% in accordance with the Double Taxation Arrangement. To date, the Shenzhen Branch of the State Administration of Taxation has not published relevant implementing regulations for the Measures. As a result, there is no assurance that Grand Sun will be able to enjoy the preferential withholding tax rate. The withholding tax on dividends may be exempted or reduced by the PRC State Council. Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we receive from this offering to make loans or additional capital contributions to our PRC operating subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds we receive from this offering in the manner described in "Use of proceeds," as an offshore holding company of our PRC subsidiary, we may make loans to our PRC subsidiary, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary are subject to PRC regulations and approvals. For example, loans by us to our wholly owned subsidiary in China that is a foreign-invested enterprise to finance its activities cannot exceed statutory limits, being the difference between the registered capital and total investment amount, and must be registered with the SAFE, or its local branch. Otherwise, such foreign-invested enterprise should increase its total investment amount.

We may also decide to finance our wholly owned subsidiary by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to complete these government registrations or obtain the relevant government approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiary or any of its subsidiaries. Failure to complete these registrations or obtain approvals may delay or prevent us from using the proceeds we receive from this offering to make loans or additional capital contributions to our PRC operating subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

The discontinuation of any preferential tax treatment currently available to us or the increase in the enterprise income tax in the PRC could result in a decrease of our net income, materially and adversely affecting our results of operations.

Before China's new Enterprise Income Tax Law, or the EIT Law, and its implementation regulations became effective on January 1, 2008, entities operating in the PRC were typically subject to the old EIT rate of 33% (30% state tax and 3% local tax). However, pursuant to certain tax policies, a preferential tax rate of 15% was available to Trony Science and other foreign investment manufacturing enterprises located in the Shenzhen Special Economic Zone.

Under the EIT Law, effective on January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are typically subject to a uniform tax rate of 25%. However, companies that previously enjoyed preferential tax treatment were afforded a transition period by the implementation regulations. Trony Science enjoyed such a preferential tax treatment and thus would be eligible for transition period rates of 18%, 20%, 22%, 24% and 25% in the calendar years of 2008, 2009, 2010, 2011 and 2012, respectively.

However, Trony Science is eligible for an even more favorable tax rate. While the new tax law equalizes the tax rates for typical foreign invested enterprises, or FIEs, and domestically-owned enterprises, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to those re-classified as new high technology companies enjoying special support from the state. Trony Science, a WFOE registered and operating in a high-tech zone in Shenzhen, was approved to be qualified as a "new high technology enterprise" on December 16, 2008, and was entitled to a 15% preferential rate beginning April 2009 and lasting for three years.

If significant changes in the business operations, manufacturing technologies or other criteria cause Trony Science to no longer meet the criteria as a "new high technology enterprise," such status will be terminated from the year of such change. Any significant increase in our income tax expenses may have a material adverse effect on our profit for the year.

Reduction or elimination of preferential tax treatments we enjoy or imposition of additional taxes on Trony Science may significantly increase our income tax expenses and materially reduce our net income, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

We may be classified as a "resident enterprise" for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us.

The EIT Law provides that enterprises established outside of China whose "effective management" is located in China are considered "resident enterprises" and are generally subject to the unified 25% tax rate on their entire profits. Under the implementation regulations to the EIT Law, "effective management" is defined as material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Substantially all of our operational management is currently based in the PRC. However, the EIT Law and the implementation regulations have only recently taken effect. It is still unclear how the EIT Law and the implementations will be interpreted and enforced. Currently, there are no detailed rules governing the procedures and specific criteria for determining "effective management" which are applicable to Trony Solar or Grand Sun, our Hong Kong subsidiary. If the "effective management" of Trony Solar and Grand Sun were deemed to be located in the PRC, both companies would be treated as resident enterprises for PRC tax purposes. Therefore, all profits from both companies, and other companies with "effective management" in the PRC, would be subject to the 25% unified tax rate promulgated by the EIT Law. This imposition would have an impact on our effective tax rate.

The approval of the PRC Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation. Any requirement to obtain prior CSRC approval could delay this offering and the failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and could also create uncertainties for this offering.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the "Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors," or the new M&A rule, which took effect on September 8, 2006, to more effectively regulate foreign investment in PRC domestic enterprises. The new M&A rule also requires special purpose vehicles, or SPVs, formed for overseas listing purposes and controlled by PRC individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

The application of this new M&A rule is currently unclear. However, our PRC counsel, Jingtian & Gongcheng, has advised us that based on its understanding of the current PRC laws, rules and regulations and the new M&A rule, the new M&A rule does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the NYSE, because our acquisition of the equity interest in our PRC subsidiary is not subject to the new M&A rule because our PRC subsidiary was already a foreign-invested enterprise before September 8, 2006, the effective date of the new M&A rule.

Jingtian & Gongcheng has further advised us that their opinions summarized above are subject to the timing and content of any new laws, rules and regulations or clear implementations and interpretations from the CSRC in any form relating to the new M&A rule.

However, if the CSRC or another PRC regulatory agency subsequently determines CSRC prior approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from this offering into China or payment or distribution of dividends by our PRC subsidiary, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. Also, if the CSRC later requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

We cannot predict when the CSRC may promulgate additional implementing rules or other guidance, if at all. If implementing rules or guidance is issued prior to the completion of this offering and consequently we conclude we are required to obtain CSRC approval, this offering will be delayed until we obtain CSRC approval, which may take several months or longer. Furthermore, any delay in the issuance of such implementing rules or guidance may create additional uncertainties with respect to this offering. Moreover, implementing rules or guidance, to the extent issued, may fail to resolve current ambiguities under this new PRC regulation. Uncertainties or negative publicity regarding this new PRC regulation could have a material adverse effect on the trading price of our ADSs.

The new M&A rule establishes more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The new M&A rule establishes additional procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise.

In the future, we may want to grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the new M&A rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders or our PRC subsidiary to penalties, limit our ability to distribute capital to our PRC subsidiary, limit our PRC subsidiary's ability to distribute funds to us, or otherwise adversely affect us.

The SAFE issued a public notice in October 2005, or the SAFE Circular No. 75, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the SAFE Circular No. 75 as SPVs. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Further, PRC residents are required to file amendments to their registrations with the local SAFE branch if their SPVs undergoes a material event involving changes in capital, such as changes in share capital, mergers and acquisitions, share transfers or exchanges, spin-off transactions or long-term equity or debt investments. The SAFE subsequently issued relevant guidance to its local branches for the implementation of the SAFE Circular No. 75. This guidance standardizes more specific and stringent supervision on the registration requirement relating to the SAFE Circular No. 75 and further requests PRC residents holding any equity interests or options in SPVs, directly or indirectly, controlling or nominal, to make an overseas investment foreign exchange registration with the SAFE.

Certain current beneficial owners of our shares who are PRC residents are in the process of applying to relevant local branch of the SAFE for registration in accordance with SAFE Circular No. 75. These applications have not been approved and we cannot assure you when these applications will be approved, if at all. In addition, we may not be fully informed of the identities of all our beneficial owners who are PRC residents, we do not have control over our beneficial owners and we cannot assure you that all of our PRC resident beneficial owners will comply with SAFE Circular No. 75. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular No. 75, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular No. 75, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions imposed by the PRC government, limit our ability to contribute additional capital to our PRC subsidiaries, thereby affecting our ability to use the proceeds we will receive from this offering in China, limit our PRC subsidiaries' ability to pay dividends or make distributions to us or otherwise materially and adversely affect our business. See "Regulations—Foreign currency exchange."

Under the implementation rules and guidances issued by the SAFE, PRC citizens who are granted share options by an overseas publicly-listed company are required, through a PRC agent who may be the PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures related to the share options.

We and our PRC citizen employees who will be granted share options in the future, or PRC optionees, will be subject to these regulations when our company becomes an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. However, as these rules were only recently promulgated, it is currently unclear as to how they will be interpreted and implemented. See "Regulations—Regulation of certain onshore and offshore transactions."

We face risks related to health epidemics and other outbreaks of contagious diseases, including avian flu, SARS, and swine flu.

Our business could be adversely affected by the effects of avian flu, SARS, swine flu or another epidemic or outbreak. During April and May 2009, there were outbreaks of highly pathogenic swine flu, caused by the H1N1 virus, in certain regions of the world, including parts of Asia. In 2007 and early 2008, there were reports of outbreaks of a highly pathogenic avian flu, caused by the H5N1 virus, in certain regions of Asia and Europe. In 2005 and 2006, there were reports of the occurrences of avian flu in various parts of China, including a few confirmed human cases.

An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would have similar adverse effects. These outbreaks of contagious diseases, and other adverse public health developments in China, would have a material adverse effect on our business operations. These could include restrictions on our ability to travel or to ship our products outside of China, as well as cause temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS, swine flu or any other epidemic.

The implementation of the PRC Labor Contract Law may significantly increase our operating expenses and adversely affect our business and results of operations.

On June 29, 2007, the PRC National People's Congress enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law formalizes workers' rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions and provides for specific standards and procedure for the termination of an employment contract. In addition, the Labor Contract Law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including in cases of the expiration of a fixed-term employment contract. The implementation of the Labor Contract Law may significantly increase our operating expenses, in particular our personnel expenses, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The continuation or worsening of recent trends toward price inflation in China could erode some of the advantages of operating in a relatively low-cost jurisdiction such as China, which could negatively affect our competitive advantages and our results of operations.

In recent years, inflation in China has increased. According to the National Bureau of Statistics of China, consumer price inflation in China was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively. Because we purchase raw materials from suppliers in China, this price inflation has increased the costs of the raw materials we must purchase for manufacturing. This trend risks counteracting the competitive advantage we enjoy as a result of the relatively lower manufacturing costs we incur from operating in China. If inflationary trends continue in China, China could lose its competitive advantage as a low-cost manufacturing venue, which could in turn lessen any competitive and reputational advantages we gain through China-based manufacturing. Accordingly, inflation in China may weaken our competitiveness in our markets and have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks related to our ADSs and this offering

There has been no prior public market for our ADSs or ordinary shares, and you may not be able to sell your ADSs at or above the initial public offering price.

Before this initial public offering, there was no public market for our ADSs or ordinary shares. We cannot assure you that an active public market for our ADSs will develop or that the market price of our ADSs will remain at or above their initial public offering price. The initial public offering price of our ADSs will be determined, in part, by negotiations among us and the underwriters and may not be indicative of prices that will prevail in the trading market. You may be unable to resell your ADSs at a price that is attractive to you.

The market price of our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly operating results, changes in financial estimates by securities research analysts, announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between RMB and the U.S. dollar, release of lock-up or other transfer restrictions on our outstanding shares or ADSs, and economic or political conditions in China.

In addition, the performance, and fluctuation in market prices, of other companies with operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Compliance with rules and requirements applicable to public companies may cause us to incur increased costs, and any failure by us to comply with such rules and requirements could negatively affect investor confidence in us and cause the market price of our ADSs to decline.

Upon completion of this offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules and regulations implemented by the SEC and the NYSE, have required public companies to maintain significantly heightened corporate governance practices. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly.

Complying with these rules and requirements may be especially difficult and costly for us because we may have difficulty locating sufficient personnel in China with experience and expertise in U.S. GAAP and U.S. public-company reporting requirements, and such personnel may command high salaries relative to what similarly experienced personnel would earn in the United States. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be very costly.

Furthermore, we will incur additional costs associated with our public company reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. If we fail to comply with these rules and requirements, or are perceived to have weaknesses with respect to our compliance, we could become the subject of governmental enforcement actions and investor confidence could be negatively impacted and the market price of our ADSs could decline.

We may not be able to pay any dividends on our ordinary shares and ADSs.

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they become due in the ordinary course of business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot assure you that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be at the discretion of our board of directors, subject to the approval of our shareholders, and will depend upon our results of operations, our cash flows, our financial condition, the payment of our subsidiaries of cash dividends to us, our capital needs, our future prospects and other factors that our directors may deem appropriate.

You should refer to the "Dividend policy" section in this prospectus for additional information regarding our current dividend policy and the risk factor entitled "—Risks related to doing business in China—Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws" below for additional legal restrictions on the ability of our PRC subsidiary to pay dividend to us.

Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.

Under the EIT Law and related implementation regulations, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are "non-resident enterprises," which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a treaty otherwise provides. For example, according to the Double Taxation Arrangement, dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5%. However, according to the Circular regarding the Implementation of Dividend-Related Provisions in the Tax Treaty issued by the State Administration of Taxation in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. As our Hong Kong subsidiary, Grand Sun International Investment Limited, or Grand Sun, is an intermediate holding company and is not engaged in any commercial activities in Hong Kong, the tax authorities may regard the main purpose of Grand Sun as obtaining a lower withholding tax rate of 5%. As a result, the tax authorities may levy a higher withholding tax rate to dividends received by Grand Sun from Trony Science.

If we are considered a PRC "resident enterprise," it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are "non-resident enterprises," or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may be required to raise additional funding to meet our working capital or capital expenditure requirements in the future. Raising such funding through issuance of new equity or equity-linked securities may dilute in the percentage ownership of our then existing shareholders. Alternatively, if we meet such funding requirements through additional debt financing, such debt financing arrangements may place restrictions on us that could:

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limit our ability to pay dividends or require us to seek consents for the payment of dividends;

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increase our vulnerability to general adverse economic and industry conditions;

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limit our ability to pursue our business strategies;

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require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital requirements and other general corporate needs; and

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limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Future sales or issuances, or perceived intentions of future sales or issuances, of substantial amounts of our ordinary shares or ADSs could adversely affect the price of our ADSs.

If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including any ordinary shares acquired from the exercise of outstanding options, or those that may be issued following this offering, the market price of our ADSs could fall. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate.

The 19,500,000 ADSs representing 29,250,000 ordinary shares offered in this offering will be eligible for immediate resale in the public market without restrictions, and those held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions contained in Rule 144 and Rule 701 under the U.S. Securities Act of 1933, or the Securities Act, and the applicable lock-up agreements. Our officers, directors and certain of our existing shareholders have agreed with the underwriters not to sell or otherwise dispose of any of their shares for 180 days after the date of this prospectus. Additionally, one of our existing shareholders holding 1,650,000 of our ordinary shares has entered into a lock-up agreement with the underwriters for 90 days after the date of this prospectus. If any existing shareholder or shareholders sell a substantial amount of ordinary shares after the expiration of the lock-up period, the prevailing market price for our ADSs could be adversely affected. See "Underwriting" and "Shares eligible for future sale" for additional information regarding resale restrictions.

In addition, we may issue additional ADSs or ordinary shares for future acquisitions or other purposes. If we issue additional ADSs or ordinary shares, your ownership interests in our company would be diluted and this in turn could have a material adverse effect on the price of our ADSs.

Anti-takeover provisions in our third amended and restated memorandum and articles of association may discourage a third party from offering to acquire our company, which could limit your opportunity to sell your ADSs at a premium.

Our third amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction. For example, our board of directors will have the authority, without further action by our shareholders, to issue preference shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preference shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors issues preference shares, the market price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be adversely affected.

You will experience immediate and substantial dilution in the net tangible book value of ADSs purchased.

The initial public offering price per ADS will be substantially higher than the net tangible book value per ADS prior to the offering. Consequently, when you purchase ADSs in the offering at the assumed initial public offering price of US$10.00, the midpoint of the estimated range of the initial public offering price, you will incur immediate dilution of US$7.39 per ADS. See "Dilution." In addition, you may experience further dilution to the extent that additional ordinary shares are issued upon the exercise of options and warrants that we may grant from time to time, and the conversion of our convertible notes.

You may not be able to exercise your right to vote.

As an ADS holder, you may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares underlying your ADSs.

Pursuant to our third amended and restated memorandum and articles of association, we may convene a shareholders' meeting upon a ten-day notice. When a shareholder's meeting is convened, you may not receive sufficient advance notice to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter. If we give timely notice, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

You may not receive distributions on ordinary shares or any value for them if it is unlawful or impractical to make them available to you.

Subject to the terms and conditions of the deposit agreement, the depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs, in which case it may determine not to make such a distribution. Neither we nor the depositary has any obligation to register ADSs, ordinary shares, rights or other securities subject to such distribution under U.S. securities laws. Neither we nor the depositary has any obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time and from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may not be able to participate in rights offerings or elect to receive stock dividends and may experience dilution of your holdings, and the sale, deposit, cancellation and transfer of our ADSs issued after exercise of rights may be restricted.

If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you after consultation with us. We cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered by us under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from the registration requirements under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, you may be unable to participate in our rights offerings and may experience dilution of your holdings. The depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of ADSs issued after exercise of rights.

As a foreign private issuer, we are not required to provide you with the same information as an issuer organized in the United States, therefore, you may not be afforded the same protections or information you would have if you invested in United States domestic issuers.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

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the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

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the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

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the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within six months of the end of each fiscal year ending on or prior to June 30, 2011 and within four months of the end of each fiscal year thereafter. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the stock exchanges on which our ordinary shares are listed. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by United States domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

You may face difficulties in protecting your interests because we are incorporated under Cayman Islands law.

We are incorporated in the Cayman Islands and our corporate affairs are governed by our third amended and restated memorandum and articles of association and by the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Cayman Companies Law, and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedents in existence in the United States. In particular, the Cayman Islands has a less developed body of securities law as compared to the United States and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before federal courts of the United States.

There is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors and officers predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state or territory within the United States or (ii) entertain original actions brought in the courts of the Cayman Islands, against us or our directors and officers predicated upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

The Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in person obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that: (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. It is unlikely that a monetary award ordered by a U.S. court as a result of a fine or a penalty arising under the U.S. federal securities laws would be recognized as valid, or enforced, by the courts of the Cayman Islands. You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management.

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management.

Substantially all of our assets and our operating subsidiary are located in China. In addition, most of our directors and officers reside within China and Singapore. As a result, it may not be possible to effect service of process within the United States or elsewhere outside of China upon most of our directors and officers, including with respect to matters arising under the U.S. federal securities laws or applicable state securities laws. Moreover, our PRC legal advisors, Jingtian & Gongcheng, have advised us that China is not a party to any treaties providing for reciprocal enforcement of judgments of courts with the United States, the United Kingdom, Japan or most other western jurisdictions. As a result, recognition and enforcement in China of judgments of a court in the United States or any other jurisdictions mentioned above in relation to any matter may be difficult or impossible.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. holders.

Based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be considered a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2009, and we do not expect to become one in the future, although there can be no assurance in this regard. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate after this offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are treated as a PFIC for any taxable year during which U.S. holders hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such U.S. holders. See "Taxation—United States federal income tax considerations—Passive foreign investment company."

 Special note regarding forward looking statements

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled "Prospectus summary," "Risk factors," "Use of proceeds," "Management's discussion and analysis of financial condition and results of operations," "Our industry" and "Business." These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under "Risk factors," which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•
our expectations regarding the worldwide demand for solar energy;

•
our beliefs regarding the inability of conventional fossil fuel-based generation technologies to meet the demand for electricity;

•
our beliefs regarding the importance of environmentally friendly power generation;

•
our expectations regarding governmental support for the deployment of solar energy;

•
our beliefs regarding the competitiveness of our products;

•
our expectations with respect to revenue growth, profitability and our manufacturing capacities;

•
our goal to continue to improve the conversion efficiency rates of our PV modules while reducing manufacturing costs;

•
competition from other manufacturers of PV products, conventional energy suppliers and non-solar renewable energy providers;

•
the availability and costs of credit that we and our customers may require;

•
our future business development, results of operations, cash flows and financial condition; and

•
future economic or capital market conditions.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

This prospectus also contains data related to the PV market worldwide and in China. These market data, including market data from (i) Marketbuzz 2009, the Annual World Photovoltaic Market Review published by Solarbuzz, an independent solar energy research firm; (ii) a report commissioned by us and prepared by Photon Consulting, a solar energy research firm and consultancy, in 2009; and (iii) Solar Generation V-2008, a report published by European Photovoltaic Industry Association, an international industry association in the solar power industry and Greenpeace, a non-governmental organization. We have not independently verified these marketing data. The PV market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the PV market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

 Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately US$134.5 million, or approximately US$161.7 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$10.0 per ADS, the midpoint of the range shown on the cover of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.0 per ADS would increase (decrease) the net proceeds to us from this offering by US$13,950,000, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds we will receive from this offering for the following purposes:

•
approximately US$100.0 million to expand our manufacturing facilities and manufacturing lines; and

•
approximately US$30.0 million to repay the following outstanding related-party loan.

Lender	Date of borrowing	Due date	Principal (in RMB)	Principal (in US$)	Annual interest rate (%)

Lakes Invest Limited(1)	October 14, 2009	April 14, 2010(2)	n/a	30,000,000	3.5

(1)   Under the terms of a shareholder loan agreement between us and Lakes Invest Limited, a major shareholder of ours beneficially owned by our chairman and chief executive officer, the repayment by us to ICBC International Finance Ltd. in full of a loan extended by ICBC International Finance Ltd. to Lakes Invest Limited will be deemed repayment in full of the amount we owe Lakes Invest Limited under the shareholder loan agreement. For more details, see "Related party transactions—Loans from related parties." Upon the completion of this offering, we intend to use a portion of the net proceeds we receive from this offering to repay in full, on behalf of Lakes Invest Limited, the amount owed to ICBC International Finance Ltd. by Lakes Invest Limited.

(2)   The loan has a term of six months, which may be extended to one year if this offering has not occurred within the initial term, and may be further extended to 30 days after this offering if this offering is completed within the 30 day period prior to the first anniversary of the loan.

We intend to use the remaining portion of the net proceeds we will receive from this offering for working capital and other general corporate purposes.

The foregoing use of our net proceeds from this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to place our net proceeds in short-term bank deposits.

In utilizing the proceeds from this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our consolidated PRC entities only through loans or capital contributions and to other entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our consolidated PRC entities or make additional capital contributions to our consolidated PRC entities to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See "Risk factors—Risks related to doing business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we receive from this offering to make loans or additional capital contributions to our PRC operating subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business."

We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

 Dividend policy

Since our incorporation, we have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, shareholders' interests and other factors that our board of directors may deem relevant.

We are a holding company incorporated in the Cayman Islands. Our ability to pay dividends depends substantially on the payment of dividends to us by our subsidiary in China. In particular, our PRC subsidiary may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Moreover, pursuant to relevant PRC laws and regulations applicable to our subsidiary in the PRC, our PRC subsidiary is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund statutory reserves. These reserves may not be distributed as cash dividends. Furthermore, if any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American depositary shares." Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

 Capitalization

The following table sets forth our capitalization as of September 30, 2009:

•
on an actual basis;

•
on a pro forma basis to reflect the automatic conversion of all of our outstanding Series A convertible redeemable preferred shares into 13,500,000 ordinary shares upon completion of this offering, which is calculated based on an initial public offering price of US$10.00 per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus; and

•
on a pro forma, as adjusted basis to reflect (1) the automatic conversion of all of our outstanding Series A convertible redeemable preferred shares into 13,500,000 ordinary shares upon completion of this offering and (2) the issuance and sale of 22,500,000 ordinary shares in the form of ADSs by us in this offering, each at an assumed initial public offering price of US$10.00 per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters' option to purchase additional ADSs.

As of the date of this prospectus, there has been no material change to our capitalization as set forth below.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Selected consolidated financial and operating data" and "Management's discussion and analysis of financial condition and results of operations."

	As of September 30, 2009
	Actual		Pro forma		Pro forma, as adjusted
(in thousands)	RMB	US$	RMB	US$	RMB	US$

Debt(1):
Unsecured and unguaranteed loan from a related party	266,072	38,978	266,072	38,978	266,072	38,978
Secured and unguaranteed long-term bank borrowing	27,700	4,058	27,700	4,058	27,700	4,058
Total debt	293,722	43,036	293,772	43,036	293,772	43,036
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value; 6,027,191 shares authorized and 6,027,191 shares issued and outstanding) (liquidation value RMB368,615 (US$54,000))	360,272	52,778	—	—	—	—
Shareholders' equity:
Ordinary shares (US$0.0001 par value; 493,972,809 shares authorized and 100,000,000 shares issued and outstanding, 113,500,000 shares issued and outstanding on a pro forma basis, 136,000,000 shares issued and outstanding on a pro forma, as adjusted basis	69	10	78	11	92	13
Additional paid-in capital(2)	67,890	9,946	551,055	80,727	1,469,165	215,225
Retained earnings	264,740	38,783	141,838	20,779	141,838	20,779
Accumulated other comprehensive income	4,566	669	4,566	669	4,566	669
Total shareholders' equity(2)	337,265	49,408	697,537	102,186	1,615,661	236,686
Total capitalization(2)	991,309	145,222	991,309	145,222	1,909,433	279,722

(1)   Does not include a shareholder loan in the amount of US$30.0 million we borrowed from Lakes Invest Limited, a major shareholder of ours beneficially owned by our chairman and chief executive officer, on October 14, 2009. For details, see "Related party transactions—Loans from related parties."

(2)   A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.00 per ADS would increase (decrease) each of total shareholders' equity and total capitalization by US$14.0 million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters' option to purchase additional ADSs.

 Dilution

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of September 30, 2009 was US$49.4 million, US$0.49 per ordinary share and US$0.74 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in such net tangible book value after September 30, 2009, other than to give effect to (i) the automatic conversion of all of our outstanding Series A convertible redeemable preferred shares into 13,500,000 ordinary shares upon completion of this offering, (ii) the issuance and sale of 22,500,000 ordinary shares in the form of ADSs by us in this offering, each at the assumed initial public offering price of US$10.00 per ADS, the midpoint of the estimated range of the initial public offering price, and after deduction of underwriting discounts and commissions and estimated offering expenses of this offering payable by us, our adjusted net tangible book value as of September 30, 2009 would have increased to US$236.7 million or US$1.74 per ordinary share or US$2.61 per ADS. This represents an immediate increase in net tangible book value of US$1.25 per ordinary share, or US$1.87 per ADS, to the existing shareholders and an immediate dilution in net tangible book value of US$4.93 per ordinary share, or US$7.39 per ADS, to investors purchasing ADSs in this offering. The following table illustrates such per share dilution:

Assumed initial public offering price per ADS	US$10.00
Net tangible book value per ordinary share as of September 30, 2009	US$0.49
Adjusted net tangible book value per ordinary share after giving effect to this offering and the ordinary share issuances described above	US$1.74
Adjusted net tangible book value per ADS after giving effect to this offering and the ordinary share issuances described above	US$2.61
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$4.93
Amount of dilution in net tangible book value per ADS to new investors in this offering	US$7.39

A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.00 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$14.0 million, or by US$0.12 per ordinary share and by US$0.18 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other expenses of this offering.

The following table summarizes, on a pro forma basis, the number of ordinary shares purchased from us as of September 30, 2009, the total consideration paid to us and the average price per ordinary share/ADS paid by existing investors and by new investors purchasing ordinary shares evidenced by ADSs in this offering at the assumed initial public offering price of US$10.00 per ADS before deducting the underwriting discounts and commissions and other estimated offering expenses payable by us.

	Ordinary shares purchased			Total consideration
							Average price per ordinary share		Average price per ADS
	Number		Percent	Amount		Percent

Existing shareholders	113,500,000	(1)	83.5%	US$	45,000,000	23.1%	US$	0.40	US$	0.59
New investors	22,500,000		16.5		150,000,000	76.9		6.67		10.00

Total	136,000,000		100.0%	US$	195,000,000	100.0%	US$	1.43	US$	2.15

(1)   Ordinary shares include 13,500,000 ordinary shares available upon the automatic conversion of Series A convertible redeemable preferred shares held by JPMorgan Special Situations (Mauritius) Limited and Intel Capital Corporation, which is calculated based on an initial public offering price of US$10.00 per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus. The Series A convertible redeemable preferred shares will be automatically converted into our ordinary shares at the closing of this offering. See "Description of share capital—History of securities issuances."

A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.00 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$15.0 million, and US$0.17, respectively, assuming no change in the number of ADSs sold by us and the selling shareholders as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other offering expenses payable by us.

The dilution to new investors will be US$4.79 per ordinary share and US$7.18 per ADS, if the underwriters exercise in full their option to purchase additional ADSs.

 Exchange rate information

The following table sets forth exchange rate information for the periods indicated.

	Exchange rate
Period (RMB per US$1.00)	Period end	Average(1)	Low	High

Fiscal year ended June 30, 2005	8.2765	8.2766	8.2770	8.2764
Fiscal year ended June 30, 2006	7.9943	8.0702	8.2765	7.9943
Fiscal year ended June 30, 2007	7.6120	7.8157	8.0018	7.6120
Fiscal year ended June 30, 2008	6.8591	7.2780	7.6181	6.8591
Fiscal year ended June 30, 2009	6.8302	6.8357	6.8842	6.7800
First quarter ended September 30, 2009	6.8262	6.8306	6.8358	6.8247
Most recent six months
May 2009	6.8278	6.8235	6.8326	6.8176
June 2009	6.8302	6.8334	6.8371	6.8264
July 2009	6.8319	6.8317	6.8342	6.8300
August 2009	6.8299	6.8323	6.8358	6.8299
September 2009	6.8262	6.8277	6.8303	6.8247
October 2009	6.8264	6.8267	6.8292	6.8248
November 2009 (through November 13)	6.8260	6.8265	6.8278	6.8255

(1)   Averages are calculated using the average of the daily rates during the relevant period.

We publish our financial statements in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. For all dates and periods through December 31, 2008, exchange rates of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.8262 to US$1.00, the exchange rate set forth as of September 30, 2009. No representation is made that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all. On November 13, 2009, the exchange rate was RMB6.8260 to US$1.00.

The People's Bank of China issued a public notice on July 21, 2005 increasing the exchange rate of the Renminbi against the U.S. dollar by approximately 2% to RMB8.11 per US$1.00. Further to this notice, the PRC government has reformed its exchange rate regime by adopting a managed floating exchange rate regime based on market supply and demand with reference to a portfolio of currencies. Under this new regime, the Renminbi will no longer be pegged to the U.S. dollar. As of September 30, 2009, this change in policy has resulted in approximately 21.2% appreciation of the Renminbi against the U.S. dollar since July 2005. The PRC government may decide to adopt an even more flexible currency policy in the future, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

 Enforceability of civil liabilities

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include that the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States. Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, among us, our officers, directors and shareholders be subject to arbitration.

All of our current operations are conducted in China, and substantially all of our assets are located in China. All of our directors and substantially all of our officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Law Debenture Corporate Services Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Walkers, our counsel as to Cayman Islands law, and Jingtian & Gongcheng, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•
recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•
entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state or territory within the United States.

Walkers has further advised us that:

•
a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, and which was neither obtained in a waiver nor is of a kind of enforcement of which is contrary to natural justice or the public policy of the Cayman Islands may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under common law; and

•
it is unlikely that a monetary award ordered by a U.S. court as a result of a fine or a penalty arising under the U.S. federal securities laws would be recognized as valid, or enforced, by the courts of the Cayman Islands.

Jingtian & Gongcheng has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions, provided that the foreign judgments do not violate the basic principles of laws of the PRC or its sovereignty, security or social and public interests.

 Selected consolidated financial and operating data

The following selected consolidated statements of operations data for the three years ended June 30, 2007, 2008 and 2009, and consolidated balance sheet data as of June 30, 2008 and 2009 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus and have been audited by Deloitte Touche Tomhatsu, an independent registered accounting firm. The selected condensed consolidated financial data as of June 30, 2005, 2006 and 2007 and for the fiscal years ended June 30, 2005 and 2006 have been omitted, as such information is not available on the basis that is consistent with the consolidated financial data included in this prospectus and cannot be prepared in accordance with U.S. GAAP without unreasonable effort or expense. The following selected consolidated statement of operations data and other consolidated financial data for the three-month periods ended September 30, 2008 and 2009 and consolidated balance sheet data as of September 30, 2009 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial statements on the same basis as we prepared our audited consolidated financial statements. The unaudited interim condensed consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our financial position and operating results for the periods presented.

You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of our results expected for any future periods.

	Fiscal year ended June 30,				Three months ended September 30,
(in thousands, except share and per share data)	2007 RMB	2008 RMB	2009 RMB	2009 US$	2008 RMB	2009 RMB	2009 US$

Consolidated Statements of Operations Data
Total revenues	26,237	272,817	541,462	$ 79,321	140,603	254,599	$ 37,297
Total cost of revenues	(15,074)	(150,333)	(311,457)	(45,627)	(78,929)	(153,259)	(22,452)
Gross profit	11,163	122,484	230,005	33,694	61,674	101,340	14,845
Selling and distribution expenses	(1,340)	(2,901)	(3,891)	(570)	(725)	(1,110)	(163)
General and administrative expenses	(5,676)	(16,400)	(20,616)	(3,020)	(5,354)	(7,981)	(1,169)
Research and development expenses	(1,716)	(3,084)	(5,535)	(811)	(1,027)	(2,986)	(437)
Government grants	3,387	3,050	3,650	535	600	—	—
Other income	129	7	47	7	—	—	—
Income from operations	5,947	103,156	203,660	29,835	55,168	89,263	13,076
Interest income	39	85	430	63	23	375	55
Interest expense	(95)	—	(1,994)	(292)	—	(3,332)	(488)
Income before income taxes	5,891	103,241	202,096	29,606	55,191	86,306	12,643
Income tax expenses	(724)	(17,475)	(37,201)	(5,450)	(10,328)	(13,852)	(2,029)
Net income	5,167	85,766	164,895	24,156	44,863	72,454	10,614
Deemed distribution on Series A convertible redeemable preferred shares—accretion of redemption premium	—	—	(46,106)	(6,754)	—	(15,366)	(2,251)
Net income attributable to holders of ordinary shares	5,167	85,766	118,789	17,402	44,863	57,088	8,363
Earnings per share:
—Basic and diluted—ordinary shares	0.05	0.86	1.14	0.17	0.45	0.54	0.08
—Basic—Series A convertible redeemable preferred shares	N/A	N/A	11.32	1.66	0.45	3.09	0.45
Weighted average shares used in earnings per share calculation:
—Basic and diluted—ordinary shares	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000
—Basic—Series A convertible redeemable preferred shares	N/A	N/A	4,528,627	4,528,627	33,026	6,027,191	6,027,191

	As of June 30,			As of September 30,
(in thousands)	2008 RMB	2009 RMB	2009 US$	2009 RMB	2009 US$

Consolidated Balance Sheets Data
Cash and cash equivalents	4,364	20,962	$3,071	57,492	$8,422
Restricted cash	—	35,019	5,130	34,063	4,990
Accounts receivable	28,178	70,511	10,329	120,622	17,670
Inventories	13,058	27,951	4,095	25,625	3,754
Amount due from a related party	666	4,133	605	—	—
Amounts due from directors	60	202	30	195	29
Total current assets	50,420	160,315	23,485	257,489	37,721
Property, plant and equipment, net	259,362	811,819	118,927	863,389	126,482
Deposits for purchase of plant and equipment	324,493	22,118	3,240	55,447	8,123
Total assets	641,856	1,003,494	147,006	1,185,607	173,686
Accounts payable	23,716	24,675	3,615	41,798	6,123
Accrued expenses and other current liabilities	88,997	16,386	2,400	41,273	6,046
Income taxes payable	14,544	12,749	1,868	17,625	2,582
Amounts due to related parties	8,207	5,784	847	—	—
Amount due to a director	54,590	41,397	6,064	41,384	6,063
Amounts due to shareholders	8,076	2,246	329	2,244	329
Short-term bank borrowings	7,250	42,200	6,182	42,200	6,182
Total current liabilities	205,380	145,437	21,306	186,524	27,325
Accrued warranty costs	1,534	2,574	378	2,794	409
Government grants	—	5,980	876	4,980	730
Loan from a related party	266,818	262,476	38,451	266,072	38,978
Long-term bank borrowings	32,750	30,250	4,431	27,700	4,058
Total liabilities	506,482	446,717	65,442	488,070	71,500
Mezzanine equity:
Series A convertible redeemable preferred shares	—	276,569	40,516	360,272	52,778
Total shareholders' equity	135,374	280,208	41,048	337,265	49,408
Total liabilities, mezzanine equity and shareholders' equity	641,856	1,003,494	$147,006	1,185,607	$173,686

	Fiscal year ended June 30,			Three months ended September 30,
	2007	2008	2009	2008	2009

Other Consolidated Financial Data (in percentages)
Gross margin	42.5	44.9	42.5	43.9	39.8
Operating margin	22.7	37.8	37.6	39.3	35.1
Net margin	19.7	31.4	30.5	31.9	28.5
Selected Operating Data
Total PV modules sold (in MW)	1.5	18.2	39.5	10.6	20.6

 Management's discussion and analysis of
financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected consolidated financial and operating data" and our audited consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk factors" and elsewhere in this prospectus.

Overview

We are one of the world's leading thin film solar product and solution providers as measured by production output in 2008, according to a report commissioned by us and prepared by Photon Consulting. According to this report, we were China's only thin film PV module producer ranked in the top ten globally by production output in 2008. As of the end of August 2009, our annual manufacturing capacity reached 115 MW. We use amorphous silicon technology and we design, develop, manufacture and sell our PV modules based on our proprietary manufacturing process and technology.

We offer more than 200 different varieties of PV modules in order to meet different customer needs. Our PV modules can be used in off-grid applications, including solar home systems, consumer products and street and lawn lamps. We believe that we are one of the leading producers of thin film PV modules for off-grid applications globally measured by production output. We also manufacture large modules that can be used in BIPV applications and PV power stations. We plan to continue to maintain and improve our leading position in the off-grid market, develop and market high-margin BIPV products and increasingly focus on the PV power station market. Our diverse and expanding customer base includes distributors, exporters, manufacturers and project developers, contractors and owners in China, South Korea and Thailand.

We commenced operations in 1993, became a manufacturer of thin film solar batteries in 1995 and began commercial production in 1998. We expanded our annual manufacturing capacity to 5 MW and began manufacturing PV modules for off-grid systems on a commercial scale in 2006, and gradually increased our annual manufacturing capacity to 45 MW by October 2008. In July 2009, we completed construction of our 70 MW fully-automated manufacturing, which commenced commercial production in August 2009, bringing our annual manufacturing capacity to 115 MW. We expect that by the end of 2009, our annual manufacturing capacity will reach 145 MW as a result of the further expansion of our existing 70 MW manufacturing line.

We believe that our self-designed equipment and proprietary manufacturing process have built-in flexibilities to allow us to expand manufacturing capacity rapidly and cost-effectively through modifications to, and optimizing the manufacturing process of, existing manufacturing lines. This advantage, when combined with our increasing scale and low-cost China-based manufacturing, allowed us to achieve an average manufacturing cost of approximately US$1.15 and US$1.09 per watt for the fiscal year ended June 30, 2009 and the three months ended September 30, 2009, respectively, which we believe were among the lowest in the world.

We operate and manage our business as a single segment, which represents the design, development, and manufacture and sales of PV products. We do not account for the results of our operations on a geographic or other basis, and we do not allocate expenses among our various products and services.

We believe the most significant factors that directly or indirectly affect our financial performance and results of operations include:

•
industry demand;

•
government subsidies and economic incentives;

•
our manufacturing capacity expansion;

•
pricing of PV products;

•
our product mix; and

•
our manufacturing cost.

Industry demand

Our business expansion and revenue growth depend on industry demand for solar energy products. The PV industry has grown significantly from the late 1990s to 2008 and the growth is expected to continue. According to Solarbuzz, the market, as measured by annual PV system installed capacities, grew at a CAGR of 53.0% from 1,086 MW in 2004 to 5,948 MW in 2008. Under Solarbuzz's "Green World" forecast scenario, annual PV system installed capacities are expected to increase from 5,291 MW in 2009 to 14,792 MW in 2013, representing a CAGR of 29.3% from 2009 to 2013.

Beginning in the second half of 2008, the global financial crisis has significantly reduced the demand for products requiring significant initial capital expenditures, including the demand for solar energy products. Despite the current global financial crisis, we believe that solar energy continues to have significant future growth potential and that demand for our products will grow significantly over the long run. According to Solarbuzz and based on our industry knowledge, we expect that such strong market growth will mainly be driven by economic growth, rising electricity demand, continuing government incentives, national goals for energy independence, the need for power grids to meet peak electricity demand and enhanced environmental awareness. More importantly, solar energy is becoming increasingly competitive when compared with conventional electricity due to narrowing cost differentials as a result of greater economies of scale for manufacturing PV modules, lower equipment and raw material costs and improved conversion and production efficiencies.

Future market growth will also be affected by the growth of the global economy, the stability of the financial markets and the ability of PV product manufacturers to further expand production capacity and reduce manufacturing costs.

Government subsidies and economic incentives

We believe that the demand for our PV modules in the near term will be significantly affected by the availability of government subsidies and economic incentives in our target markets. Today, the cost of solar power substantially exceeds the cost of electricity generated from conventional fossil fuels. Governments in China and in many of our target markets, such as

South Korea, Thailand, and the United States, provide various subsidies and economic incentives to encourage the use of solar energy.

China has been our largest market and, for the near future, we plan to continue to focus our main marketing and sales effort there. Authorities from various levels of the PRC government have released detailed statements on incentive schemes for the solar energy industry in recent years. New policies are expected to expand China's nascent solar market and change its character, dramatically increasing the number of large on-grid ground-mounted systems as well as BIPV and other applications.

Nonetheless, the lack of implementation details for recent incentive schemes released by PRC government authorities may cause demand for PV products, including our products, not to grow as rapidly as we expect, if at all. In addition, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives, and the effects of the recent global financial crisis may affect the fiscal ability of governments to offer certain types of incentives, such as tax credits. A significant reduction in the scope or discontinuation of government incentive programs, especially those in China and our target overseas markets, could cause demand for our products and our revenues to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

Our manufacturing capacity expansion

We have rapidly expanded our manufacturing capacity to accommodate the growing demand for our products. This increasing capacity allows us to post higher revenues as we produce and sell more PV products, and increases our economies of scale.

We commenced operations in 1993, became a manufacturer of thin film solar batteries in 1995 and began commercial production in 1998. According to an article published in 2005 by Industry and Technology Intelligence Services, a national project sponsored by the Department of Industrial Technology of Ministry of Economic Affairs of Taiwan, we became the second-largest thin film solar battery manufacturer in the world in 2004. In 2006, we expanded our annual manufacturing capacity to 5 MW and began manufacturing PV modules for off-grid systems on a commercial scale, and gradually increased our annual manufacturing capacity to 45 MW by October 2008. In July 2009 we completed the construction of our 70 MW fully-automated manufacturing line, which commenced commercial production in August 2009, bringing our annual manufacturing capacity to 115 MW. We currently produce PV modules of up to 1.0 square meter in size. This new manufacturing line can be adjusted with limited additional capital investment to produce PV modules of 1.8 square meters in size.

We believe that our self-designed equipment and proprietary manufacturing process have built-in flexibilities to allow us to expand manufacturing capacity rapidly and cost-effectively through modifications to, and optimizing the manufacturing process of, existing manufacturing lines. We expect that by the end of 2009, our annual manufacturing capacity will reach 145 MW as a result of the further expansion of our existing 70 MW manufacturing line.

Our capacity expansion has enabled us to increase both our product shipment and total revenues over the past three fiscal years and the three months ended September 30, 2009. In the three fiscal years ended June 30, 2007, 2008, and 2009 and the three months ended September 30, 2009, we sold 1.5 MW, 18.2 MW, 39.5 MW and 20.6 MW of PV products, respectively, and our total revenues amounted to RMB26.2 million, RMB272.8 million, RMB541.5 million (US$79.3 million) and RMB254.6 million (US$37.3 million), respectively.

Pricing of PV products

Pricing of our PV products is principally affected by the overall demand in the PV industry and by the average PV module manufacturing cost per watt. We price our PV modules based on the prevailing market prices when we enter into sales contracts with our customers or when our customers place their purchase orders with us. We also consider the size of the contract or the purchase order, the history and strength of our relationship with a particular customer, our raw material costs and other factors.

Demand for PV products has decreased as a result of the global financial crisis, but the supply of PV products has increased significantly as many manufacturers of PV products worldwide, including our company, have engaged in significant manufacturing capacity expansion in recent years. Beginning in the fourth quarter of 2008, this oversupply has resulted in reductions in the prevailing market prices of PV products as manufacturers have reduced their average selling prices. In addition, the recent industry-wide reduced demand for PV products and oversupply of polysilicon have led to a decline in the polysilicon price, which has significantly reduced the raw material costs for crystalline silicon PV module manufacturers and allowed them to reduce their selling prices of PV modules. This has contributed to greater pricing pressure on our thin film PV modules and negatively affected our profit margins.

We expect that the prices of PV products to continue to decline over time due to an increased supply of PV products, reduced manufacturing costs from new technologies and increased economies of scale, and continuing decreases in the prices of polysilicon and silicon wafers for crystalline silicon based manufacturers.

Our product mix

We derive revenues from sales of PV modules for off-grid applications, including solar home systems, consumer products and street and lawn lamps. We also derive revenue from sales of PV modules for BIPV applications and PV power stations. Our product mix has affected, and is expected to continue to affect the average selling price of our PV modules and our gross margin. The pricing of our PV modules for off-grid applications has been and, we expect, will continue to be more stable than that of our PV modules for on-grid applications due to our long-term relationships with distributors and manufacturers of off-grid applications in this fragmented market. As a result, gross margins for our PV modules for off-grid applications are generally higher compared to our PV modules for PV power stations. In addition, the prices of off-grid applications, particularly those installed in remote locations, have been competitive compared with alternative options taking into account lower operating and maintenance costs, increased reliability and longer operating lifetimes. Given the lack of viable energy alternatives in these communities, revenues from such applications and average selling prices of such applications are less susceptible to the effects of economic decline.

Sales of PV modules for off-grid solar applications have constituted a majority of our total revenues in each of the three fiscal years ended June 30, 2009 and the three months ended September 30, 2009. As we continue to ramp up production, we expect sales of our PV modules for PV power stations to represent an increasingly larger proportion of our total sales. We believe that this shift will negatively impact our gross margin, since sales of our PV modules for off-grid applications generally yield higher gross margins than sales of our

PV modules for PV power stations. However, the sales volume of our PV modules for PV power stations are generally higher than that of off-grid applications, which likely generates higher gross profit amounts despite the lower gross margins from the sale of our PV modules for such PV power stations. We are also focused on developing and marketing PV modules for high-margin BIPV applications, which may offset some of the negative impact of increased sales of our PV modules for PV power stations to our gross margin. In particular, we believe that the average selling prices of our PV modules for customized BIPV applications are and will continue to be substantially higher than those of our other products, partially offset by the increased manufacturing costs for these PV modules due to complicated design and additional wastage in the manufacturing process. As a result, we believe that our PV modules for customized BIPV applications will yield a higher gross margin.

Our manufacturing costs

Our manufacturing costs are lower than that of crystalline silicon PV module manufacturers. We believe that our ability to provide low-cost solutions stems primarily from the following factors:

•
With thin film technology, we only use approximately 1% to 2% of the silicon materials used to produce crystalline silicon PV modules;

•
Unlike the crystalline silicon manufacturing process, our thin film production is a fully integrated and continuous process with higher manufacturing efficiency;

•
Our self-designed equipment and proprietary manufacturing process, especially our experience in designing and assembling commercial-scale plasma-enhanced chemical vapor deposition, or PECVD, and physical vapor deposition, or PVD, equipment for deposition, enable us to expand manufacturing capacity rapidly and cost-effectively. The cost of our 70 MW automated manufacturing line installed in July 2009 was approximately RMB560 million (US$82.0 million). Our design capability also allows us to ramp up production quickly in response to increases in market demand and changes in technology; and

•
As we conduct substantially all of our operations in China, we are able to capitalize on the low cost of labor and materials, manufacturing facilities and utilities. We can realize such cost savings in manufacturing, research and development and other technical resources, sales and marketing, and administration.

In addition, we have implemented a number of continuous improvement programs, including:

•
continuously improving the conversion efficiency of our PV modules to increase production volume with the same number of PV modules; and

•
increasing our manufacturing capacity to take advantage of greater economies of scale.

For the fiscal year ended June 30, 2009 and the three months ended September 30, 2009, the average manufacturing cost for our PV modules was approximately US$1.15 and US$1.09 per watt, respectively, which we believe is significantly lower than that of the crystalline silicon PV module manufacturers and among the lowest in thin film manufacturing.

The recent price drop of the major raw material for crystalline silicon PV modules, polysilicon, significantly reduced the raw material costs for crystalline silicon PV module manufacturers and allowed them to reduce their selling prices of PV modules. Nevertheless, we expect that our thin film PV modules will remain more cost-effective to manufacture than crystalline silicon PV modules for the foreseeable future. A substantial portion of the manufacturing cost of our thin film PV modules relates to costs of other materials and our manufacturing process. As we continue to improve our manufacturing process, increase the conversion efficiency of our PV modules and expand our capacity to benefit from greater economies of scale, the effect of reduction in polysilicon price on our competitiveness in terms of manufacturing costs is partially mitigated.

Revenues

We derive revenues from sales of PV modules for off-grid applications, including solar home systems, consumer products and street and lawn lamps. We also derive revenue from sales of PV modules for BIPV applications and PV power stations.

The following table sets out a breakdown of our revenues for our PV modules by application category, and each expressed as a percentage of our total revenues, for the periods indicated:

	Fiscal year ended June 30,							Three months ended September 30,
	2007		2008		2009			2008		2009
	in thousands of RMB	% of total revenues	in thousands of RMB	% of total revenues	in thousands of RMB	in thousands of US$	% of total revenues	in thousands of RMB	% of total revenues	in thousands of RMB	in thousands of US$	% of total revenues

PV modules for off-grid applications	26,237	100.0	254,066	93.1	482,068	$70,620	89.0	135,669	96.5	223,906	$32,801	87.9
PV modules for BIPV applications	—	—	18,751	6.9	45,019	6,595	8.3	4,934	3.5	30,693	4,496	12.1
PV modules for PV power stations	—	—	—	—	14,375	2,106	2.7	—	—	—	—	—

Total revenues	26,237	100.0	272,817	100.0	541,462	$79,321	100.0	140,603	100.0	254,599	$37,297	100.0

We currently sell a substantial portion of our PV products to a limited number of customers, including distributors, exporters, manufacturers and project developers, contractors and owners. In the three fiscal years ended June 30, 2007, 2008 and 2009 and the three months ended September 30, 2009, our largest customer accounted for 28.0%, 56.0%, 14.0% and 9.3% of our total revenues, respectively. Our largest customer in the two fiscal years ended June 30, 2008 and 2009 and the three months ended September 30, 2009 was a customer in Thailand that is engaged in the development of solar energy, highways, power stations, telecommunications and transportation. We do not expect such customer to account for a higher percentage of our revenues in the fiscal year ending June 30, 2010 than that in the fiscal year ended June 30, 2009. Our other major customers in the fiscal years ended June 30, 2007, 2008 and 2009 and the three months ended September 30, 2009 were mainly China-based distributors and manufacturers.

The loss of any of our major customers, especially our largest customer, could have an adverse effect on our business. As we expand our manufacturing capacity, we anticipate developing additional customer relationships in other markets and regions, which will reduce our customer and geographic concentration and dependence. Conversely, the expansion of our business into producing PV modules for large-scale PV power stations which could utilize a large percentage of our manufacturing capacity and thereby limit our capacity for new projects, may result in a concentration of our customers.

Our sales have not been affected by seasonality and we do not expect seasonality to have a material impact to our sales in the future.

Cost of revenues and operating expenses

The following table sets forth our cost of revenues and operating expenses as percentages of our total revenues for the periods indicated.

	Fiscal year ended June 30,			Three months ended September 30,
	2007	2008	2009	2008	2009

Cost of revenues	57.5%	55.1%	57.5%	56.1%	60.2%
Operating expenses
Selling and distribution expenses	5.1	1.1	0.7	0.5	0.4
General and administrative expenses	21.6	6.0	3.8	3.8	3.1
Research and development expenses	6.5	1.1	1.0	0.7	1.2

Total operating expenses (excluding other operating income and government grant)	33.2%	8.2%	5.5%	5.0%	4.7%

Cost of revenues

Our cost of revenues primarily consists of:

•
the cost of raw materials used in manufacturing, such as transparent conductive oxide, or TCO, coated glass and silane, which constitute the most critical raw materials for our products, as well as ethylene vinyl acetate, tempered glass, lead wire and solar connectors.

•
manufacturing overhead, including salaries and benefits for personnel directly involved in manufacturing activities, depreciation of manufacturing equipment and facilities, water and electricity, consumables, rent and other expenses associated with the manufacturing of our products. Due to our capacity expansion, manufacturing overhead expenses have increased significantly in absolute terms. We expect the manufacturing overhead to continue to increase in absolute terms in the future as we continue to expand our manufacturing capacity and build new facilities; and

•
accrued warranty costs. Our products are typically sold with warranties for up to one year for defects in materials and workmanship in accordance with industry standards in the off-grid and BIPV markets. On a case by case basis, we provide warranties with extended periods to a select number of customers at their request. As of June 30, and September 30, 2009, our accrued warranty costs amounted to RMB2.6 million (US$0.4 million) and RMB2.8 million (US$0.4 million), respectively. We have not experienced significant warranty claims in the three fiscal years ended June 30, 2009 and the three months ended September 30, 2009. Due to the short duration of the one-year warranty for defects in materials and workmanship, our assumptions regarding the durability, stability and reliability of our products and the absence of warranty claims received to date, we expect future costs related to the one-year warranty to be insignificant and we did not make any related provisions for warranty costs. We make provisions for warranty costs for the extended warranties that we provide to a select number of customers at an accrual rate of 1% of the sales. In the aggregate, we do not expect provisions for warranty costs to be significant in the future.

Our cost of revenues as a percentage of our total revenues increased to 57.5% in the fiscal year ended June 30, 2009 from 55.1% in the fiscal year ended June 30, 2008, after decreasing from 57.5% in the fiscal year ended June 30, 2007. Such percentage further increased to 60.2% in the three months ended September 30, 2009. The decrease in cost of revenues as a percentage of our total revenues from the fiscal year ended June 30, 2007 to the fiscal year ended June 30, 2008 was primarily attributable to a reduction in our manufacturing overhead as a percentage of our total revenues and decreases in the cost of our raw materials. The increase in cost of revenues as a percentage of our total revenues from the fiscal year ended June 30, 2008 to the fiscal year ended June 30, 2009 was primarily attributable to increases in the cost of our raw materials, partially offset by the decrease of our manufacturing overhead as a percentage of our revenues. The increase in our cost of revenues as a percentage of total revenues in the three months ended September 30, 2009 was primarily attributable to a decrease in the average selling price of our products during the period, which was partially offset by a decrease in the average purchase price of raw materials during the same period.

Operating expenses

Our operating expenses consist of selling and distribution expenses, general and administrative expenses and research and development expenses.

•
Selling and distribution expenses.  Selling and distribution expenses primarily consist of salaries for personnel directly involved in the selling and distribution activities, transportation costs of products, travel and promotion expenses and other office expenses attributable to our sales and distribution activities. Our selling and distribution expenses as a percentage of our total revenues decreased significantly every fiscal year from the fiscal year ended June 30, 2007 to the fiscal year ended June 30, 2009 and further decreased in the three months ended September 30, 2009. This decrease was primarily due to our ability to support the expansion of our business with a relatively small sales and distribution department and our ability to increase our sales level with limited promotional efforts.

•
General and administrative expenses.  General and administrative expenses consist primarily of salaries and benefits for our administrative, human resources and finance personnel, and also include fees and expenses of auditing, legal, consulting and other professional services, and traveling costs.

•
Research and development expenses.  Research and development expenses primarily consist of salaries and benefits for our research and development personnel, raw materials used in our research and development activities, travel and other expenses. We expense our research and development costs as incurred. We believe that research and development is critical for our strategic objectives of enhancing our technologies, reducing manufacturing costs and meeting the changing requirements of our customers.

Our operating expenses as a percentage of our total revenues decreased drastically from 33.2% in the fiscal year ended June 30, 2007 to 8.2% in the fiscal year ended June 30, 2008 and 5.5% in the fiscal year ended June 30, 2009 and was further reduced to 4.7% in the three months ended September 30, 2009. The decrease was mainly attributed to cost savings from increased economies of scale in our operations. We conduct a majority of our development, design and manufacturing operations in China, where the costs of skilled labor, engineering and technical resources, as well as land, facilities and utilities, tend to be lower than those in more developed countries. We have been able to increase operating efficiencies and expand our manufacturing capacity in a cost-effective manner.

Government grants

Government grants include cash subsidies as well as advance subsidies we received from the PRC government. Such subsidies are generally provided in relation to the research and development of solar energy products. Government grants recognized in the consolidated statements of operations amounted to RMB3.4 million, RMB3.1 million and RMB3.7 million (US$0.5 million) for the fiscal years ended June 30, 2007, 2008 and 2009, respectively. We did not recognize any grants in the three months ended September 30, 2009.

Taxation

Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. Additionally, dividend payments made by us are not subject to withholding tax in the Cayman Islands.

Our Hong Kong subsidiary, Grand Sun Hong Kong International Investment Limited, is subject to Hong Kong profit tax, at a rate of 17.5% for fiscal year ended June 30, 2007 and 16.5% for each of the fiscal years ended June 30, 2008 and 2009 and the three months ended September 30, 2009. There is no withholding tax on the dividends distributed from our Hong Kong subsidiary.

We are subject to taxation in China by virtue of the business our PRC subsidiary conducts there.

PRC enterprise income tax

Before the EIT Law and its implementation rules became effective on January 1, 2008, entities operating in the PRC were typically subject to the Enterprise Income Tax rate of 33% (30% state tax and 3% local tax). However, pursuant to certain tax incentive policies, a preferential tax rate of 15% was available to foreign invested enterprises located in the Shenzhen Special Economic Zone, including Trony Science.

Under the EIT Law, effective on January 1, 2008, domestically-owned enterprises and foreign invested enterprises are typically subject to a uniform tax rate of 25%. However, companies that previously enjoyed preferential tax treatments were afforded a transition period by the implementation regulations of the EIT Law. Trony Science enjoyed such a preferential tax treatment and thus would be eligible for a gradual increase of tax rate to 25% in five years beginning January 1, 2008. Specifically, the applicable rate under this transitional arrangement would be 18%, 20%, 22%, 24% and 25% for the years of 2008, 2009, 2010, 2011 and 2012, respectively. Since Trony Science is an enterprise operating in the Shenzhen Special Economic Zone, it is eligible for the aforementioned transitional arrangement.

For those enterprises entitled to tax holidays, such tax holidays shall continue until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents, but where a tax holiday has not yet started, it shall be deemed to commence from 2008, the first effective year of the new tax law.

Trony Science had been fully entitled to the tax holiday aforementioned. Despite the transitional arrangement with the gradual increase of tax rate, Trony Science should be able to opt for another more favorable preferential tax treatment by its new high technology enterprise status below.

Under the new tax law, companies engaged in certain encouraged sectors including those classified as "new high technology enterprises" by the relevant PRC authorities are entitled to a preferential tax rate of 15%. Trony Science was certified as a "new high technology enterprise" on December 18, 2008. In April 2009, upon its completion of required registration with the tax authority in-charge, Trony Science became entitled to the preferential tax rate of 15% rate from April 2009 for three years.

If Trony Science ceases to qualify for its current preferential EIT rates, we will consider options that may be available at the time that would enable the entity to qualify for other preferential tax treatment. To the extent we are unable to offset the expiration or the inability to obtain preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, our effective tax rate will increase. The amount of income tax payable by Trony Science or any other subsidiaries we establish in the PRC in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, such PRC subsidiaries.

The PRC central or provincial government could eliminate or reduce the preferential tax treatment in the future, which, as a result, would lead to an increase in our effective tax rate. Upon the eventual lapse of the preferential EIT rates of these subsidiaries, our effective tax rate will increase in the future.

Taxable presence exposure in the PRC

Under the EIT Law, enterprises established under the laws of non-PRC jurisdictions, but whose "effective management" is located in the PRC, should be treated as resident enterprises for PRC tax purposes. Under the implementation rules of the EIT Law, "effective management" is defined as material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise.

Substantially all of our operational management is currently based in the PRC, and remains in the PRC. If the "effective management" of our Cayman Islands company and our Hong Kong company were deemed to be located in the PRC, both companies would be treated as resident enterprises for PRC tax purposes. Therefore, all profits from both companies, and other companies with "effective management" in the PRC, would be subject to the 25% unified tax rate promulgated by the EIT Law. This imposition would have an impact on our effective tax rate.

However, if both our Cayman Islands company and Hong Kong company were treated as resident enterprises for PRC tax purposes, dividends distributed from our PRC subsidiary to our Hong Kong company and ultimately to our Cayman Islands company could be exempt from withholding tax in China.

Critical accounting policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management's judgment.

Revenue recognition

We recognize revenue for PV module sales when persuasive evidence of an arrangement exists, in the form of written agreements, delivery of the product has occurred, title and risk of loss have been transferred to the customer, the sales price is fixed or determinable, and the collectability of the resulting receivable is reasonably assured. We recognize revenue from service contracts upon completion of all services, assuming all other revenue recognition criteria have been met. We sell our PV modules to distributors, exporters, manufacturers and project developers, contractors and owners. Our written agreements contain customary product warranties and do not include any post shipment obligations, any right of return or credit provisions.

A majority of the sales contracts provide that the customers take delivery of and inspect the products for acceptance at our manufacturing premises. We fulfill our obligations when the customers take delivery of the products, except for one contract, in which product acceptance is established only when the products are put into use by the customer. In this contract, revenue is only recognized once acceptance from the customer is received. The customers arrange for the shipping of the goods and bear all the costs of shipping and the risks associated with loss or damage of the goods from the point of delivery.

We are able to determine that the criteria for revenue recognition have been met by examining objective data, and the only estimates that we generally have to make regarding revenue recognition pertain to the collectability of the resulting receivable. We have extended credit with a credit period ranging from 60 days to 120 days to customers and assessed a number of factors to determine whether collection was reasonably assured including the customers' credit worthiness. We have not experienced significant issues in our collections.

Long-lived assets

We depreciate and amortize our property, plant and equipment using the straight-line method of accounting over the estimated useful lives of the assets. We make estimates of the useful lives of property, plant and equipment in order to determine the amount of depreciation expense to be recorded during each reporting period. We estimate the useful lives at the time the assets are acquired based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we might shorten the useful lives assigned to these assets, which would result in the recognition of increased depreciation and amortization expense in future periods. There has been no change to the estimated useful lives during the periods presented.

We evaluate long-lived assets, including property, plant and equipment, which are subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset based on the best information available, including prices for similar assets and, in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset. We did not recognize any impairment loss during each of the three fiscal years ended June 30, 2007, 2008 and 2009 and the three months ended September 30, 2009.

Warranty costs

We generally warrant our products for up to one year for defects in materials and workmanship in accordance with industry standards in the off-grid and BIPV markets. Due to the short duration of the one-year warranties for defects in materials and workmanship, our assumptions regarding the durability, stability and reliability of our products and the absence of warranty claims received to date, we expect future costs related to the one-year warranty to be insignificant. As a result, we did not make provisions for our standard one-year warranty for defects in materials and workmanship for all years presented. On a case by case basis, we provide warranties with extended periods to a select number of customers at their request. For instance, we provided a warranty to one customer for our products for up to ten years for compliance with the quality and technical specifications provided in the contract and against defects in materials and workmanship. We also provided a warranty to another customer for up to 25 years against defects in equipment and workmanship and up to 10 and 25 years against declines of more than 10% and 20% of rated power, respectively. We maintain warranty reserves to cover potential liabilities that could arise under these warranties. We made provisions for warranty costs for these warranties with extended periods at an accrual rate of 1% of the sales. Due to limited warranty claims to date, we estimate the costs of warranties based on assessment of our competitors' accrual history, taking into consideration the intended applications and specifications of these competitors' products as compared to our product and the periods of the warranties offered by these competitors. We employ internal quality control procedures at various stages throughout our design, raw material procurement and manufacturing processes to identify and solve quality issues and to maintain and improve the quality of our products. For details on our internal quality control procedures, see "Business—Quality assurance and certifications." As a result of these internal quality control procedures, we believe that certain aspects of the quality of our products are comparable to those of our competitors with respect to equipment defects, workmanship and other quality and technical specifications for which we may provide warranties. Such comparability analysis forms part of the basis for our belief that the accrual history of our competitors provides a reasonable reference for our estimated warranty costs. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that accrual warranty costs differ from the estimates, we will prospectively revise the accrual rate for such costs. Accrued warranty costs related to our warranties of RMB1.5 million, RMB2.6 million (US$0.4 million) and RMB2.8 million (US$0.4 million) were provided at June 30, 2008 and 2009 and September 30, 2009, respectively. Our estimates for determining the accruals for warranty costs may be affected by substandard materials that could be provided by our suppliers and new product developments.

Inventories

Our inventories are stated at the lower of cost or market value. Cost is determined using the weighted average method. Cost comprises direct materials, direct labor and related manufacturing overhead incurred in bringing the inventories to their present location and condition. We routinely evaluate the value of our inventories in light of market conditions and record write-downs against the cost of inventories for a decline in net realizable value. The evaluation takes into consideration a number of factors including historical and forecasted consumption of our raw materials, our sales contract of finished goods on hand, marketability of our inventories, anticipated change in market selling price, risk of obsolescence of our inventories due to changes in technology or developments to our product offerings, changes in governmental regulations over time and other factors.

We recognized no inventory write-downs for each of the three fiscal years ended June 30, 2007, 2008 and 2009 and the three months ended September 30, 2009.

Income tax and valuation allowance against deferred tax assets

We estimate income tax expense for each jurisdiction in which we operate and for each period presented, which includes estimating current tax exposure as well as assessing realizable deferred tax assets and deferred tax liabilities.

As of June 30, 2008 and 2009 and September 30, 2009, our deferred tax assets were RMB1.4 million, RMB2.6 million (US$0.4 million) and RMB2.7 million (US$0.4 million), respectively, primarily resulting from temporary differences between accounting and tax basis on warranty provision, property, plant and equipment and government grants. We recognize deferred income taxes for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, and net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to our valuation allowance would increase our net income in the period such determination was made. Likewise, if we determined that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our valuation allowance would be charged to our consolidated statements of operations in the period such determination is made. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. Significant management judgment based upon the possible sources of taxable income, and the evidence available for each possible sources of taxable income on a jurisdiction by jurisdiction basis, is required in determining income tax expense and deferred tax assets and liabilities. The weight given to the potential effect of negative and positive evidence is proportionate to the strengths of the evidence that can be objectively verified. For the fiscal years ended June 30, 2007, 2008 and 2009 and the three months ended September 30, 2009, the Company concluded that it was more likely than not that all of the deferred tax assets would be realized, and a valuation allowance was not required based on its evaluation and weighting of the positive and negative evidence.

Allowances for doubtful receivables

We maintain allowances for doubtful receivables for estimated losses that may result from the failure of customers to make required payments. Although we do not have a formalized written policy on credit control and monitoring systems, we review the accounts receivable on a periodic basis and make specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, we consider many factors, including the age of the balance, number of days sales outstanding, a measure of the average number of days that we take to collect revenues after a sale has been made, the customer's past payment history and current credit-worthiness and current economic trends. We did not recognize any bad debt expenses during each of three fiscal years ended June 30, 2007, 2008 and 2009 and the three months ended September 30, 2009.

Our selected quarterly results of operations

We believe that comparisons of our most recent fiscal quarters, which we have included below, provide useful information for investors regarding our results of operations and illustrate the recent trends in our business and operations. However, you should not rely on these quarter-to-quarter comparisons of our historical results to predict our future performance. There are many factors, including those discussed under "Risk Factors" and elsewhere in this prospectus that could have a material adverse effect on our business and operating results. The following table presents our selected quarterly results of operations for the seven quarters ended September 30, 2009. You should read the following table in conjunction with our consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited financial information on the same basis as our audited consolidated financial statements. The financial information reflects all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. The selected historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or for any full year.

	Three months ended
(in thousands)	March 31, 2008 RMB	June 30, 2008 RMB	September 30, 2008 RMB	December 31, 2008 RMB	March 31, 2009 RMB	June 30, 2009 RMB	September 30, 2009 RMB

Total revenues	72,050	102,535	140,603	124,897	127,991	147,971	254,599
Total cost of revenues	(39,920)	(55,679)	(78,929)	(69,247)	(73,894)	(89,387)	153,259
Gross profit	32,130	46,856	61,674	55,650	54,097	58,584	101,340
Selling and distribution expenses	(904)	(629)	(725)	(1,344)	(870)	(952)	(1,110)
General and administrative expenses	(4,981)	(4,980)	(5,354)	(4,873)	(5,158)	(5,231)	(7,981)
Research and development expenses	(962)	(905)	(1,027)	(1,518)	(1,431)	(1,559)	(2,986)
Government grants	1,000	1,500	600	3,050	—	—	—
Other income	—	7	—	—	47	—	—
Income from operations	26,283	41,849	55,168	50,965	46,685	50,842	89,263
Interest income (expenses), net	12	10	23	143	(796)	(934)	(2,957)
Income before income taxes	26,295	41,859	55,191	51,108	45,889	49,908	86,306
Income tax expenses	(4,458)	(6,948)	(10,328)	(10,175)	(8,512)	(8,186)	(13,852)
Net income	21,837	34,911	44,863	40,933	37,377	41,722	72,454

Results of operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations. Each item has also been expressed as a percentage of our total revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Fiscal year ended June 30,							Three months ended September 30,
	2007		2008		2009			2008		2009
(in thousands)	RMB	% of total revenues	RMB	% of total revenues	RMB	US$	% of total revenues	RMB	% of total revenues	RMB	US$	% of total revenues

Consolidated Statements of Operations Data
Total revenues	26,237	100.0	272,817	100.0	541,462	$79,321	100.0	140,603	100.0	254,599	$37,297	100.0
Cost of revenues	(15,074)	57.5	(150,333)	55.1	(311,457)	(45,627)	57.5	(78,929)	56.1	(153,259)	(22,452)	60.2

Gross profit	11,163	42.5	122,484	44.9	230,005	33,694	42.5	61,674	43.9	101,340	14,845	39.8
Selling and distribution expenses	(1,340)	5.1	(2,901)	1.1	(3,891)	(570)	0.7	(725)	0.5	(1,110)	(163)	0.4
General and administrative expenses	(5,676)	21.6	(16,400)	6.0	(20,616)	(3,020)	3.8	(5,354)	3.8	(7,981)	(1,169)	3.1
Research and development expenses	(1,716)	6.5	(3,084)	1.1	(5,535)	(811)	1.0	(1,027)	0.7	(2,986)	(437)	1.2
Government grants	3,387	12.9	3,050	1.1	3,650	535	0.6	600	0.4	—	—	—
Other income	129	0.5	7	0.0	47	7	0.0	—	—	—	—	—

Income from operations	5,947	22.7	103,156	37.8	203,660	29,835	37.6	55,168	39.3	89,263	13,076	35.1
Interest income (expense), net	(56)	0.2	85	0.0	(1,564)	(229)	0.3	23	0.0	(2,957)	(433)	1.2

Income before income taxes	5,891	22.5	103,241	37.8	202,096	29,606	37.3	55,191	39.3	86,306	12,643	33.9
Income tax expenses	(724)	2.8	(17,475)	6.4	(37,201)	(5,450)	6.8	(10,328)	7.4	(13,852)	(2,029)	5.4

Net income	5,167	19.7	85,766	31.4	164,895	$24,156	30.5	44,863	31.9	72,454	$10,614	28.5

Three months ended September 30, 2009 compared to three months ended September 30, 2008

Total revenues.    Our total revenues increased by 81.1% from RMB140.6 million in the three months ended September 30, 2008 to RMB254.6 million (US$37.3 million) in the three months ended September 30, 2009. The increase was primarily due to a significant increase in sales volume of our products, which was driven by an increased demand for our PV modules by our existing customers and the expansion of our customer base. We were able to increase our production volume to satisfy market demand with our newly expanded manufacturing capacity. We sold an aggregate of 20.6 MW of PV modules in the three months ended September 30, 2009 compared to 10.6 MW in the three months ended September 30, 2008. Our total revenues were largely derived from sales to customers in China, who in turn sell our products directly or as part of their final products to their customers worldwide, including manufacturers and end users. Sales to our customers in China accounted for 80.4% of our total revenues in the three months ended September 30, 2009, compared to 70.1% in the three months ended

September 30, 2008. Apart from sales to customers in China, we also derived revenues from sales directly to customers in Hong Kong, Thailand and other countries in the three months ended September 30, 2009. The number of customers contributing 10% or more of our total revenues decreased from two in the three months ended September 30, 2008 to zero in the three months ended September 30, 2009. In the three months ended September 30, 2008, these two customers accounted for 33% of our total revenues. We intend to continue to diversify our customer base in order to achieve balanced and sustainable sales growth.

Cost of revenues.    Our cost of revenues increased by 94.3% from RMB78.9 million in the three months ended September 30, 2008 to RMB153.3 million (US$22.5 million) in the three months ended September 30, 2009. The increase in our cost of revenues was primarily due to the significant increase in the volume of PV modules sold in the three months ended September 30, 2009 and an increase in our depreciation costs from RMB6.3 million to RMB10.2 million (US$1.5 million), as we began to depreciate capitalized construction costs in connection with our new 70 MW manufacturing line, which commenced commercial production in August 2009. Our cost of revenues as a percentage of total revenues increased to 60.2% in the three months ended September 30, 2009 from 56.1% in the three months ended September 30, 2008. This increase was primarily attributable to a decrease in the average selling price of our products during the three months ended September 30, 2009, which was partially offset by a decrease in the average purchase price of raw materials during the same period. This increase was also partially attributable to a temporary increase in the amount of materials used in our manufacturing process as we adjusted our new 70 MW manufacturing line for commercial production, which we expect to complete prior to the end of 2009.

Gross profit.    As a result of the foregoing, our gross profit increased by 64.2% from RMB61.7 million in the three months ended September 30, 2008 to RMB101.3 million (US$14.8 million) in the three months ended September 30, 2009, and our gross margin decreased from 43.9% in the three months ended September 30, 2008 to 39.8% in the three months ended September 30, 2009.

Selling and distribution expenses.    Our selling and distribution expenses increased by 57.1% from RMB0.7 million in the three months ended September 30, 2008 to RMB1.1 million (US$0.2 million) in the three months ended September 30, 2009. The increase was mainly attributable to increased traveling expenses from RMB0.1 million to RMB0.3 million (US$44,000) and promotion expenses from RMB0.1 million to RMB0.3 million (US$44,000). Selling and distribution expenses as a percentage of our total revenues decreased from 0.5% in the three months ended September 30, 2008 to 0.4% in the three months ended September 30, 2009, as a result of economies of scale in our sales and marketing activities and our ability to increase our sales level with limited promotional efforts, which was further strengthened by strong market demand. We anticipate that our selling and distribution expenses as a percentage of our total revenues will increase as we continue to enhance our sales and marketing efforts to support our business expansion and capture additional market opportunities.

General and administrative expenses.    Our general and administrative expenses increased by 48.1% from RMB5.4 million in the three months ended September 30, 2008 to RMB8.0 million (US$1.2 million) in the three months ended September 30, 2009. This increase was primarily due to an increase in staff costs from RMB2.1 million to RMB3.7 million (US$0.5 million) as a result of increased headcount, an increase in travel, entertainment and office related expenses from RMB0.8 million to RMB1.5 million (US$0.2 million) and an increase in other expenses from

RMB0.2 million to RMB0.9 million (US$0.1 million). This increase was partially offset by a foreign exchange gain of RMB0.1 million (US$14,649) in the three months ended September 30, 2009 compared to a foreign exchange loss of RMB0.3 million in the three months ended September 30, 2008. General and administrative expenses as a percentage of our total revenues decreased from 3.8% in the three months ended September 30, 2008 to 3.1% in the three months ended September 30, 2009.

Research and development expenses.    Our research and development expenses increased by 200.0% from RMB1.0 million in the three months ended September 30, 2008 to RMB3.0 million (US$0.4 million) in the three months ended September 30, 2009. This increase was primarily due to an increase in the research and materials used in the testing process from RMB163,000 to RMB1.1 million (US$161,000) and an increase in the staff costs from RMB0.7 million to RMB1.5 million (US$220,000). Research and development expenses as a percentage of our total revenues increased from 0.7% in the three months ended September 30, 2008 to 1.2% in the three months ended September 30, 2009, as we continue to increase our research and development efforts.

Government grants.    We recognized government grants in connection with research and development projects chosen by various government authorities in the amount of RMB0.6 million in the three months ended September 30, 2008. We did not recognize any income from government grants in the three months ended September 30, 2009.

Income from operations.    As a result of the foregoing, income from operations increased by 61.8% from RMB55.2 million in the three months ended September 30, 2008 to RMB89.3 million (US$13.1 million) in the three months ended September 30, 2009.

Interest income (expense), net.    We recorded net interest income of approximately RMB23,000 in the three months ended September 30, 2008 compared to net interest expense of RMB3 million (US$0.4 million) in the three months ended September 30, 2009. Our net interest income in the three months ended September 30, 2008 was primarily due to interest generated from cash deposits. Our net interest expense in the three months ended September 30, 2009 was primarily due to interest we paid for bank borrowings and imputed interest expenses in connection with a related party loan. We used such bank borrowings and related party loan to fund the construction of our new 70 MW fully-automated manufacturing line and capitalized relevant interest expenses prior to the commencement of commercial production of this manufacturing line in August 2009.

Income tax expenses.    Our income tax expenses increased by 35.0% from RMB10.3 million in the three months ended September 30, 2008 to RMB13.9 million (US$2.0 million) in the three months ended September 30, 2009, primarily as a result of a significant increase in our taxable income. Our effective income tax rate decreased from 19% in the three months ended September 30, 2008 to 16% in the three months ended September 30, 2009 primarily because Trony Science, our operating subsidiary in China, was entitled to a 15% preferential rate since April 2009 as a "new high technology enterprise." Trony Science will continue to be entitled to such a preferential rate until April 2012 under current governmental approvals.

Net income.    As a result of the cumulative effect of the above factors, net income increased by 61.5% from RMB44.9 million in the three months ended September 30, 2008 to RMB72.5 million (US$10.6 million) in the three months ended September 30, 2009. Our net margin decreased from 31.9% in the three months ended September 30, 2008 to 28.5% in the three months ended September 30, 2009.

Year ended June 30, 2009 compared to year ended June 30, 2008

Total revenues.    Our total revenues increased by 98.5% from RMB272.8 million in the fiscal year ended June 30, 2008 to RMB541.5 million (US$79.3 million) in the fiscal year ended June 30, 2009. The increase was primarily due to a significant increase in our manufacturing capacity and a corresponding increase in sales volume of our products, which were driven by an increased demand for our PV modules by our customers. We sold an aggregate of 39.5 MW of PV modules in the fiscal year ended June 30, 2009 compared to 18.2 MW in the fiscal year ended June 30, 2008. The significant increase in our capacity and the volume of our products sold was driven primarily by a significant increase in market demand for our products from our existing customers, as well the expansion of our customer base in the fiscal year ended June 30, 2009.

Our total revenues were largely derived from sales to customers in China, who in turn sell our products directly or as part of their final products to their customers worldwide, including manufacturers and end users. Sales directly to our customers in China accounted for 74.5% of our total revenues in the fiscal year ended June 30, 2009, compared to 35.5% in the fiscal year ended June 30, 2008. Apart from sales to customers in China, our total revenues for the fiscal year ended June 30, 2009 were also derived from sales directly to customers in South Korea and Thailand.

Sales to our largest customer decreased to 14.0% of our total revenues in the fiscal year ended June 30, 2009 from 56.0% in the fiscal year ended June 30, 2008. We intend to further diversify our customer base in order to achieve balanced and sustainable growth.

Cost of revenues.    Our cost of revenues increased by 107.3% from RMB150.3 million in the fiscal year ended June 30, 2008 to RMB311.5 million (US$45.6 million) in the fiscal year ended June 30, 2009. The increase in our cost of revenues was primarily due to the significant increase in the volume of PV modules we sold in the fiscal year ended June 30, 2009. Our cost of revenues as a percentage of total revenues increased to 57.5% in the fiscal year ended June 30, 2009 from 55.1% in the fiscal year ended June 30, 2008. The increase was primarily attributable to increase in cost of raw material used as a percentage of our total revenues from 37.3% to 41.9%, partially offset by a decrease of our manufacturing overhead incurred as a percentage of our total revenues from 17.1% to 16.7% resulting from economies of scale.

Gross profit.    As a result of the foregoing, our gross profit increased by 87.8% from RMB122.5 million in the fiscal year ended June 30, 2008 to RMB230.0 million (US$33.7 million) in the fiscal year ended June 30, 2009, and our gross margin decreased from 44.9% in the fiscal year ended June 30, 2008 to 42.5% in the fiscal year ended June 30, 2009.

Selling and distribution expenses.    Our selling and distribution expenses increased by 34.5% from RMB2.9 million in the fiscal year ended June 30, 2008 to RMB3.9 million (US$0.6 million) in the fiscal year ended June 30, 2009. The increase was mainly attributable to increased traveling expenses from RMB0.6 million to RMB1.4 million (US$0.2 million) and staff costs from RMB1.2 million to RMB1.6 million (US$0.2 million) in the fiscal year ended June 30, 2009. Selling and distribution expenses as a percentage of our total revenues decreased from 1.1% in the fiscal year ended June 30, 2008 to 0.7% in the fiscal year ended June 30, 2009.

General and administrative expenses.    Our general and administrative expenses increased by 25.6% from RMB16.4 million in the fiscal year ended June 30, 2008 to RMB20.6 million (US$3.0 million) in the fiscal year ended June 30, 2009. This increase was primarily due to increases in staff costs from RMB4.0 million to RMB9.1 million (US$1.3 million) resulting from increased headcount, travel and entertainment expenses from RMB1.4 million to RMB2.5 million (US$0.4 million), and office related expenses from RMB0.9 million to RMB1.4 million (US$0.2 million). This increase was partially offset by a foreign exchange gain of approximately RMB0.4 million (US$59,000) in the fiscal year ended June 30, 2009 compared to a foreign exchange loss of RMB1.4 million in the fiscal year ended June 30, 2008. General and administrative expenses as a percentage of our total revenues decreased from 6.0% in the fiscal year ended June 30, 2008 to 3.8% in the fiscal year ended June 30, 2009.

Research and development expenses.    Our research and development expenses increased by 77.4% from RMB3.1 million in the fiscal year ended June 30, 2008 to RMB5.5 million (US$0.8 million) in the fiscal year ended June 30, 2009. The increase in our research and development expenses was primarily due to an increase in staff costs from RMB2.3 million to RMB3.9 million (US$0.6 million) and an increase in traveling and entertainment expenses related to research and development activities from RMB0.2 million to RMB0.4 million (US$59,000). Research and development expenses as a percentage of our total revenues decreased from 1.1% in the fiscal year ended June 30, 2008 to 1.0% in the fiscal year ended June 30, 2009.

Government grants.    Government grants recognized in connection with research and development projects chosen by various government authorities increased by 19.4% from RMB3.1 million in the fiscal year ended June 30, 2008 to RMB3.7 million (US$0.5 million) in the fiscal year ended June 30, 2009.

Income from operations.    As a result of the foregoing, income from operations increased by 97.4% from RMB103.2 million in the fiscal year ended June 30, 2008 to RMB203.7 million (US$29.8 million) in the fiscal year ended June 30, 2009.

Interest income (expense), net.    We recorded net interest income of RMB0.1 million in the fiscal year ended June 30, 2008, compared to net interest expense of RMB1.6 million (US$0.2 million) in the fiscal year ended June 30, 2009. Our net interest income in the fiscal year ended June 30, 2008 was primarily due to the interest generated from cash deposits. Our net interest expense in the fiscal year ended June 30, 2009 was primarily due to the significant increase in our use of short-term debt, and, to a lesser extent, an increase in the average interest rate we paid for debt in the fiscal year ended June 30, 2009.

Income tax expenses.    Our income tax expenses increased by 112.6% from RMB17.5 million in the fiscal year ended June 30, 2008 to RMB37.2 million (US$5.4 million) in the fiscal year ended June 30, 2009 primarily as a result of the significant increase in our taxable income. Our effective income tax rate increased from 16.9% in the fiscal year ended June 30, 2008 to 18.4% in the fiscal year ended June 30, 2009.

Net income.    As a result of the cumulative effect of the above factors, net income increased by 92.2% from RMB85.8 million in the fiscal year ended June 30, 2008 to RMB164.9 million (US$24.2 million) in the fiscal year ended June 30, 2009. Our net margin decreased from 31.4% in the fiscal year ended June 30, 2008 to 30.5% in the fiscal year ended June 30, 2009.

Year ended June 30, 2008 compared to year ended June 30, 2007

Total revenues.    Our total revenues increased significantly from RMB26.2 million in the fiscal year ended June 30, 2007 to RMB272.8 million in the fiscal year ended June 30, 2008. The increase was primarily due to a significant increase in our manufacturing capacity and the corresponding increase in sales volume of our products, which were driven by an increased demand for our PV modules by our existing customers, as well as the expansion of our customer base. We sold an aggregate of 1.5 MW of PV products in the fiscal year ended June 30, 2007 compared to 18.2 MW in the fiscal year ended June 30, 2008.

In the fiscal year ended June 2008, we first started to sell our PV modules outside of China. Sales to our largest customer, a customer in Thailand, accounted for approximately 56.0% of our total revenues in the fiscal year ended June 30, 2008. In the fiscal year ended June 30, 2008, we had one customer who accounted for 10% or more of our total revenues, while in the fiscal ended June 30, 2007, we had three customers accounting for 10% or more of our total revenues. We intend to further diversify our geographic presence and customer base in order to achieve balanced and sustainable growth.

Cost of revenues.    Our cost of revenues increased significantly from RMB15.1 million in the fiscal year ended June 30, 2007 to RMB150.3 million in the fiscal year ended June 30, 2008. This increase was primarily due to the significant increase in the volume of PV products we sold in the fiscal year ended June 30, 2008. Our cost of revenues as a percentage of total revenues has decreased to 55.1% in the fiscal year ended June 30, 2008 from 57.5% in the fiscal year ended June 30, 2007. The decrease was primarily attributable to decreases in our manufacturing overhead incurred as a percentage of our total revenues from 30.0% to 17.1% and cost of our raw material used as a percentage of our total revenues from 39.5% to 37.3% as a result of our increasing scale.

Gross profit.    As a result of the foregoing, our gross profit increased significantly from RMB11.1 million in the fiscal year ended June 30, 2007 to RMB122.5 million in the fiscal year ended June 30, 2008 and our gross margin increased from 42.5% in the fiscal year ended June 30, 2007 to 44.9% in the fiscal year ended June 30, 2008.

Selling and distribution expenses.    Our selling and distribution expenses increased by 123.1% from RMB1.3 million in the fiscal year ended June 30, 2007 to RMB2.9 million in the fiscal year ended June 30, 2008. The increase in our selling and distribution expenses was primarily due to increases in travel and entertainment expenses from RMB0.3 million to RMB1.0 million and staff costs from RMB0.6 million to RMB1.2 million as a result of our increased sales. Selling and distribution expenses as a percentage of our total revenues decreased from 5.1% in the fiscal year ended June 30, 2007 to 1.1% in the fiscal year ended June 30, 2008.

General and administrative expenses.    Our general and administrative expenses increased by 187.7% from RMB5.7 million in the fiscal year ended June 30, 2007 to RMB16.4 million in the fiscal year ended June 30, 2008. The increase in our general and administrative expenses was primarily due to significant increases in fees and expenses incurred for consulting services and professional service fees (including audit fee) from RMB0.1 million to RMB4.6 million and staff costs from RMB1.2 million to RMB4.0 million. General and administrative expenses as a percentage of our total revenues decreased from 21.6% in the fiscal year ended June 30, 2007 to 6.0% in the fiscal year ended June 30, 2008. The decrease was mainly attributed to cost savings from increased economies of scale.

Research and development expenses.    Our research and development expenses increased by 82.4% from RMB1.7 million in the fiscal year ended June 30, 2007 to RMB3.1 million in the fiscal year ended June 30, 2008. The increase in our research and development expenses was primarily due to increases in staff costs from RMB1.3 million to RMB2.3 million and travel and entertainment expenses from RMB47,000 to RMB0.2 million. Research and development expenses as a percentage of our total revenues decreased from 6.5% in the fiscal year ended June 30, 2007 to 1.1% in the fiscal year ended June 30, 2008 as the magnitude of increase in raw material and miscellaneous expenses used in research and development is smaller compared to the increase in our total revenues.

Government grants.    Government grants recognized in connection with research and development projects chosen by various government authorities decreased by 8.8% from RMB3.4 million in the fiscal year ended June 30, 2007 to RMB3.1 million in the fiscal year ended June 30, 2008.

Income from operations.    As a result of the forgoing, income from operations increased significantly from RMB5.9 million in the fiscal year ended June 30, 2007 to RMB103.2 million in the fiscal year ended June 30, 2008.

Interest income (expense), net.    We generated a net interest expense in the amount of RMB0.1 million in the fiscal year ended June 30, 2007, compared to a net interest income of RMB0.1 million in the fiscal year ended June 30, 2008. Our net income expense in the fiscal year ended June 30, 2007 was primarily due to the interest generated from our outstanding short-term and long-term bank borrowings. Our net interest income in the fiscal year ended June 30, 2008 was primarily due to the interest generated from cash deposits.

Income tax expenses.    Our income tax expenses increased significantly from RMB0.7 million in the fiscal year ended June 30, 2007 to RMB17.5 million in the fiscal year ended June 30, 2008 primarily as a result of the significant increases in our taxable income. Our effective income tax rate increased from 12.3% in the fiscal year ended June 30, 2007 to 16.9% in the fiscal year ended June 30, 2008.

Net income.    As a result of the cumulative effect of the above factors, net income increased significantly from RMB5.2 million in the fiscal year ended June 30, 2007 to RMB85.8 million in the fiscal year ended June 30, 2008. Our net margin increased from 19.7% in the fiscal year ended June 30, 2007 to 31.4% in the fiscal year ended June 30, 2008.

Liquidity and capital resources

To date, we have financed our operations primarily through proceeds from cash flows from operations, proceeds from the issuance of Series A convertible redeemable preferred shares, as well as short-term and long-term bank borrowings and related-party loans. As of June 30, 2009, we had RMB21.0 million (US$3.1 million) in cash and cash equivalents, most of which were denominated in Renminbi. As of September 30, 2009, we had RMB57.5 million (US$8.4 million) in cash and cash equivalents, most of which were denominated in U.S. dollars due to the release of US$10 million from escrow in connection with the issuance of our Series A convertible redeemable preferred shares. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions.

As of both June 30 and September 30, 2009, our short-term bank borrowings totaled RMB32.0 million (US$4.7 million). Our short-term bank borrowings outstanding bore an annual average interest rate at 4.37% in the fiscal year ended June 30, 2009 and a quarterly average interest rate of 4.37% in the three months ended September 30, 2009, and are secured by a corporate guarantee provided by our Hong Kong subsidiary Grand Sun and restricted cash provided by Grand Sun. The balance of the restricted cash was RMB34.1 million (US$5.0 million) as of September 30, 2009. These borrowings have terms of one year, and expire at various times within one year. These loans were borrowed from various financial institutions. We have historically been able to obtain extensions of our short-term loans shortly before they mature. We plan to repay these short-term bank borrowings with cash generated by our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future. As of both June 30 and September 30, 2009, we had available unutilized short-term bank loan facilities of RMB18.0 million (US$2.6 million). We expect to be able to obtain additional bank borrowings through short-term bank loans should we need additional funding for working capital and capital expenditures.

On October 14, 2009, we borrowed US$30.0 million from Lakes Invest Limited, a major shareholder of ours beneficially owned by our chairman and chief executive officer, under a shareholder loan agreement we entered into on October 2, 2009. The loan bears an annual interest rate of 3.5%, payable quarterly. The loan has a term of six months, which may be extended to one year if this offering has not occurred within the initial term, and may be further extended to 30 days after this offering if this offering is completed within the 30 day period prior to the first anniversary of the loan. Lakes Invest Limited borrowed the amount from ICBC International Finance Ltd. to fund this shareholder loan. Under the shareholder loan agreement, we are obligated to repay in full the outstanding amount owed to ICBC International Finance Ltd. by Lakes Invest Limited on behalf of Lakes Invest Limited within a 30-day period after the completion of this offering using a portion of the net proceeds we receive from the offering. This repayment will discharge our obligations under the shareholder loan agreement. We intend to comply with this requirement.

As of June 30 and September 30, 2009, long-term bank borrowings amounted to RMB40.5 million (US$5.9 million) and RMB37.9 million (US$5.6 million), respectively, including an amount of RMB10.2 million (US$1.5 million) and RMB10.2 million (US$1.5 million) classified as long-term loan, current portion, respectively. This loan bore an annual average interest rate of 5.76% in the fiscal year ended June 30, 2009 and a quarterly average interest rate of 5.76% in the three months ended September 30, 2009. This loan is secured by a pledge of our property and is repayable in installments over a five year period, of which, the first installment of RMB0.9 million was due in January 2009. As of both June 30 and September 30, 2009, we had available unutilized long-term bank loan facilities of RMB55.3 million (US$8.1 million).

As of June 30 and September 30, 2009, we had a loan from a related party which totaled RMB262.5 million (US$38.5 million) and RMB266.1 million (US$39.0 million), respectively. The loan is unsecured, interest-free and initially repayable in 2010. Under a supplemental agreement entered into in June 2009, the repayment of the loan is extended for another two years and will be due in full in 2012 while other terms remained unchanged.

As of June 30, 2009, we had amounts due to related parties which totaled RMB5.8 million (US$0.8 million). The amounts were unsecured, interest-free and repayable on demand. We repaid those amounts in full during the three months ended September 30, 2009.

As of June 30 and September 30, 2009, we had amount due to a director which totaled RMB41.4 million (US$6.1 million) and RMB41.4 million (US$6.1 million), respectively. The amount is unsecured, interest-free and repayable on demand.

As of June 30 and September 30, 2009, we had amounts due to shareholders which totaled RMB2.2 million (US$0.3 million) and RMB2.2 million (US$0.3 million), respectively. The amounts are interest-free, non-interest bearing and have no fixed repayment term.

Cash flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Fiscal year ended June 30,				Three months ended September 30,
(in thousands)	2007 RMB	2008 RMB	2009 RMB	2009 US$	2008 RMB	2009 RMB	2009 US$

Net cash provided by operating activities	18,066	198,854	131,699	$19,293	71,140	74,253	$10,877
Net cash used in investing activities	(43,684)	(543,555)	(358,705)	(52,548)	(90,191)	(95,632)	(14,009)
Net cash generated by financing activities	28,458	344,789	242,774	35,565	255,906	57,955	8,490
Effect of exchange rate change	(43)	(703)	830	122	200	(46)	(7)
Net increase (decrease) in cash	2,797	(615)	16,598	2,432	237,055	36,530	5,351
Cash and cash equivalent at the beginning of the period	2,182	4,979	4,364	639	4,364	20,962	3,071
Cash and cash equivalent at the end of the period	4,979	4,364	20,962	$3,071	241,419	57,492	$8,422

Operating activities

Net cash provided by operating activities for the three months ended September 30, 2009 was RMB74.3 million (US$10.9 million), which was primarily attributable to (i) our net income of RMB72.5 million (US$10.6 million) driven primarily by a significant increase in sales of our products, (ii) an increase in our accounts payable of RMB17.1 million (US$2.5 million) as a result of an increase in the purchase of raw materials and (iii) an increase in accrued expenses and other current liabilities of RMB14.1 million (US$2.1 million), partially offset by a significant increase in accounts receivable of RMB50.1 million (US$7.3 million) as a result of the significant increase in sales of our products.

Net cash provided by operating activities for the fiscal year ended June 30, 2009 was RMB131.7 million (US$19.3 million), which was primarily attributable to our net income of RMB164.9 million (US$24.2 million) driven by a significant increase in sales of our products, partially offset by (i) significantly larger increases in accounts receivable of RMB42.3 million (US$6.2 million), (ii) an increase in inventories of RMB14.9 million (US$2.2 million) and (iii) an increase in amount due from a related party of RMB3.5 million (US$0.5 million).

Net cash provided by operating activities for the fiscal year ended June 30, 2008 was RMB198.9 million, which was primarily attributable to the following factors: (i) net income of RMB85.8 million driven by a significant increase in sales of our products, (ii) an increase in accrued expenses and other current liabilities of RMB79.5 million, (iii) an increase in accounts payable of RMB20.5 million, and (iv) an increase in income taxes payable of RMB13.8 million, partially offset by (a) an increase in accounts receivable of RMB17.2 million and (b) an increase in inventories of RMB3.9 million.

Net cash provided by operating activities for the fiscal year ended June 30, 2007 was RMB18.1 million, which was primarily attributable to the following factors: (i) net income of RMB5.2 million, and (ii) an increase in accrued expenses and other current liabilities of RMB30.3 million, partially offset by (a) an increase in prepaid expenses and other current assets of RMB8.1 million, (b) an increase in inventories of RMB5.0 million, and (c) a decrease in accounts payable RMB3.8 million.

A primary factor affecting our operating cash flows is the timing of cash receipts from sales of PV modules and payments to suppliers for purchase of raw materials in the ordinary course of business. Although our total revenues and net income increased significantly in the fiscal year ended June 30, 2009 compared to those in the fiscal year ended June 30, 2008, net cash provided by operating activities decreased primarily because we sold more of our products for BIPV applications and PV power stations and we offered customers of these products longer payment periods compared to those offered to customers of our PV modules for off-grid applications, because we believe that these customers are more credit worthy after assessing their credit worthiness by evaluating their collective payment histories and operating and financial conditions. Going forward, we expect our sales of PV modules for BIPV applications and PV power stations to continue to increase and we expect such trend to have a negative impact to our cash flow. However, as we increase our manufacturing capacity and our sales, we expect cash provided from operating activities to increase and cash provided from operating activities to continue to be a major source of liquidity for us.

We observed overall improved trends in the aging of our accounts receivables and our days sales outstanding, a measure of the average number of days that we take to collect revenues after a sale has been made, as of and for the three months ended September 30, 2009 from the fiscal year ended June 30, 2007. As of September 30, 2009, more than 88% of our accounts receivable were aged less than thirty days, which percentage was 3%, 96% and 71% as of June 30, 2007, 2008 and 2009, respectively. In addition, less than 1% of our accounts receivable as of September 30, 2009 were aged more than ninety days, which percentage was 71%, nil and 5% respectively, as of June 30, 2007, 2008 and 2009. Our days sales outstanding for the three months ended September 30, 2009 was 34 days, compared to 148 days, 26 days and 33 days for the fiscal years ended June 30, 2007, 2008 and 2009, respectively. While the aging of accounts receivable as of and days sales outstanding for the fiscal year ended June 30, 2009 increased as compared to those as of and for the fiscal year ended June 30, 2008, we observe overall improving trends in both measurements from the fiscal year ended June 30, 2007 to the three months ended September 30, 2009.

To date, we have collected all of our accounts receivable outstanding as of June 30, 2009.

Investing activities

Net cash used in investing activities for the three months ended September 30, 2009 was RMB95.6 million (US$14.0 million), which was attributable to the following factors: (i) our deposits paid for purchase of property, plant and equipment of RMB85.9 million (US$12.6 million) and (ii) our purchase of property, plant and equipment of RMB10.7 million (US$1.6 million).

Net cash used in investing activities for the fiscal year ended June 30, 2009 was RMB358.7 million (US$52.5 million), which was attributable to the following factors: (i) our purchase of property, plant and equipment of RMB301.6 million (US$44.2 million), (ii) an increase in restricted cash of RMB35.0 million (US$5.1 million), and (iii) our deposits paid for purchase of property, plant and equipment of RMB22.1 million (US$3.2 million).

Net cash used in investing activities for the fiscal year ended June 30, 2008 was RMB543.6 million, which was attributable to the following factors: (i) our deposits paid for purchase of property, plant and equipment of RMB320.0 million and (ii) our purchase of property, plant and equipment of RMB244.7 million, both of which were for the expansion of our manufacturing lines, partially offset by repayments of advances to independent third parties of RMB21.2 million.

Net cash used in investing activities for the fiscal year ended June 30, 2007 was RMB43.7 million, which was primarily attributable to the following factors: (i) our purchase of property, plant and equipment of RMB45.4 million and (ii) advances to independent third parties of RMB10.0 million, partially offset by repayments of advances to independent third parties of RMB15.2 million.

Financing activities

Net cash generated from financing activities for the three months ended September 30, 2009 was RMB58.0 million (US$8.5 million), which was primarily attributable to the proceeds from the issuance of our Series A convertible redeemable preferred shares of RMB68.3 million (US$10.0 million), partially offset by (i) repayment of advances from related parties of RMB5.8 million (US$0.8 million), (ii) repayments of bank borrowings of RMB2.6 million (US$0.4 million) and (iii) prepayments of expenses in connection with this offering of RMB2.0 million (US$0.3 million).

The proceeds from issuance of our Series A convertible redeemable preferred shares of RMB68.3 million (US$10.0 million) represent the subscription receivable withheld by an escrow agent pending the testing of fulfillment of certain financial metrics under the share purchase agreement in connection with the issuance of our Series A convertible redeemable preferred shares and had no cash flow impact to us in fiscal year ended June 30, 2009. On August 14, 2009, we obtained a waiver from the shareholders of the Series A convertible redeemable preferred shares, or the Series A shareholders, under which each Series A shareholder unconditionally and irrevocably waived the requirement in the share purchase agreement that the financial covenants be satisfied as a condition to the release of the US$10.0 million being held in escrow. The Series A shareholders agreed to authorize the escrow agent to release the sum of US$10.0 million to us as soon as possible following the date of the waiver, which amount we subsequently received in August 2009.

Net cash generated from financing activities for the fiscal year ended June 30, 2009 was RMB242.8 million (US$35.6 million), which was primarily attributable to the following factors: (i) proceeds from issuance of our Series A convertible redeemable preferred shares of RMB237.6 million (US$34.8 million) and (ii) an increase in new bank borrowings of RMB72.5 million (US$10.6 million), partially offset by (a) repayment of bank borrowings of RMB40.0 million (US$5.9 million), (b) repayments of advances from shareholders of RMB21.9 million (US$3.2 million), and (c) repayments of advances from directors of RMB18.5 million (US$2.7 million).

Net cash generated from financing activities for the fiscal year ended June 30, 2008 was RMB344.8 million, which was primarily attributable to the following factors: (i) a loan from a related party of RMB305.0 million and (ii) new bank borrowings of RMB40.0 million, partially offset by (a) repayment of advances from directors of RMB13.0 million and (b) repayments of advances from related parties of RMB12.2 million.

Net cash generated from financing activities for the fiscal year ended June 30, 2007 was RMB28.5 million, which was primarily attributable to the following factors: (i) advances from directors of RMB20.2 million and (ii) advances from related parties of RMB17.6 million, partially offset by repayments of advances from related parties of RMB6.8 million.

Capital expenditures

We made capital expenditures of RMB48.8 million, RMB564.7 million, RMB323.7 million (US$47.4 million) and RMB96.6 million (US$14.2 million) in the three fiscal years ended June 30, 2007, 2008 and 2009 and the three months ended September 30, 2009, respectively. In the past, our capital expenditures were used primarily to acquire land use rights for the building of manufacturing facilities, construct our manufacturing facilities and expand our manufacturing lines. We estimate that our capital expenditures in the fiscal year ending June 30, 2010 will be approximately RMB780.0 million (US$114.3 million), which will be used primarily to expand our manufacturing lines. We plan to fund our fiscal year ending June 30, 2010 capital expenditures substantially with cash from operations, shareholder loans, additional borrowings from third parties and proceeds from this initial public offering.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and proceeds from this initial public offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months. Our future cash requirements will depend on many factors, including our operating income, costs to build additional manufacturing capacity, market acceptance of our products or other changing business conditions and future developments, including any investments or acquisitions we may decide to pursue. We may require additional cash to repay existing debt obligations or to re-finance our existing debts or due to changing business conditions or other future developments. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Contractual obligations

The following table sets forth our contractual obligations as of June 30, 2009:

	Contractual obligations
(in thousands of RMB)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Loan from a related party(1)	—	305,000	—	—	305,000
Bank borrowings(2)	44,187	35,798	—	—	79,985
Operating lease commitments	1,493	905	—	—	2,398
Capital commitments	49,315	—	—	—	49,315

Total	94,995	341,703	—	—	436,698

(1)   The loan is interest-free and the amount presented is based on the undiscounted cash flow at settlement. The carrying amount of the loan shown on our consolidated balance sheet as of June 30, 2009 is RMB262.5 million and is arrived at based on an imputed interest rate of 7.56% for comparable long-term borrowings on the initial loan inception date and 5.40% on the loan extension date.

(2)   Includes future interest obligations.

As of June 30, 2009, we had 6,027,191 outstanding Series A redeemable convertible preferred shares with a redemption value of RMB368.8 million (US$54.0 million).

Other than the contractual obligations set forth above, we do not have any other long-term debt obligations, operating lease commitments, capital commitments or other long-term liabilities.

Off-balance sheet arrangements

We have not entered into, nor do we expect to enter into, any off-balance sheet arrangements. We also have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. In addition, we have not entered into any derivative contracts that are indexed to our equity interests and classified as owners' equity. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, changes in the consumer price index in China were 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively.

Quantitative and qualitative disclosures about market risk

Foreign exchange risk

A substantial portion of our sales is currently denominated in Renminbi, with the remainder in U.S. dollars, while a substantial portion of our costs and expenses is denominated in Renminbi,

with the remainder in U.S. dollars. A substantial portion of our short-term and long-term borrowings is denominated in Renminbi. Under relevant PRC regulations, our PRC subsidiary is required to convert the foreign currencies it receives into Renminbi within specified time periods and prior to disbursement.

Fluctuations in currency exchange rates could have a significant effect on our financial stability due to a mismatch among various foreign currency-denominated assets and liabilities. Fluctuations in exchange rates, particularly among the U.S. dollar and Renminbi, affect our net profit margins and would result in foreign currency exchange gains and losses on our foreign currency denominated assets and liabilities. Our exposure to foreign exchange risk primarily relates to foreign currency exchange gains or losses resulting from timing differences between the signing of sales contracts or raw material supply contracts and the receipt of payment and the settlement or disbursement relating to these contracts. We may experience additional foreign exchange losses in the future to the extent we hold the proceeds of this offering in U.S. dollars.

We use the Renminbi as the reporting currency for our consolidated financial statements. Our company's functional currency is the U.S. dollar and the functional currency of our subsidiaries is the Renminbi or Hong Kong Dollar. All of our subsidiaries' transactions in currencies other than the Renminbi and Hong Kong dollar during the year are recorded at the exchange rates prevailing on the relevant dates of such transactions. Monetary assets and liabilities of our subsidiaries existing at the balance sheet date denominated in currencies other than the Renminbi are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statements of operations. Gains and losses resulting from translation of our consolidated financial statements from U.S. dollars into Renminbi are recorded in other comprehensive income in equity. Fluctuations in exchange rates may also affect our consolidated financial statements and operations. For example, to the extent that we need to convert U.S. dollars received in this offering into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the amount of Renminbi that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. Considering the amount of our cash balance denominated in U.S. dollar, as of June 30, 2009, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar will result in an increase or decrease of RMB489,000 (US$72,000) for our total amount of cash balance. Considering the amount of our cash balance denominated in U.S. dollars, as of September 30, 2009, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar will result in an increase or decrease of RMB851,000 (US$125,000) for the total amount of our cash balance.

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure in foreign exchange risk.

Interest rate risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term bank borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. Our future interest expense may increase due to changes in market interest rates. We have not used, and do not expect to use in the future, any derivative financial instruments to hedge our interest risk exposure.

Considering the amount of our total bank loans outstanding as of June 30, 2009, a 1.0% change in the interest rates will result in an increase or decrease of RMB725,000 (US$106,000) for our consolidated net income for the fiscal year ended June 30, 2009. Considering the amount of our total bank loans outstanding as of September 30, 2009, a 1.0% change in the interest rates will result in an increase or decrease of RMB699,000 (US$102,000) for our consolidated net income for the three months ended September 30, 2009.

Recently issued accounting pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (revised 2007), "Business Combinations," or SFAS No. 141R. The objective of SFAS No. 141R is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R requires an acquirer to recognize any assets and non-controlling interests acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS No. 141's allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair values. This statement applies prospectively to business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS No. 141R is not expected to have a material impact on our financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interest in Consolidation Financial Statements—an Amendment of Accounting Research Bulletin No. 51," or SFAS No. 160. This statement amends ARB 51 and establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It requires non-controlling interest (minority interest) to be recognized as equity in the consolidated financial statements and separate from the parent's equity and the amount of consolidated net income (loss) to include amounts attributable to both the parent and the non-controlling interest. SFAS No. 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income (loss) when a subsidiary is deconsolidated and also requires expanded disclosures regarding the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS No. 160 is not expected to have a material impact on our financial position, results of operations or cash flows.

In February 2008, the FASB issued FSP SFAS No. 157-2, "Effective Date of FASB Statement No. 157," which defers the effective date of SFAS No. 157 for all non-recurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. We are currently evaluating the impact of adoption of SFAS No. 157 for non-recurring fair value measurements of non-financial assets and liabilities.

In March 2008, the FASB issued SFAS No. 161, "Disclosure about Derivative Instruments and Hedging Activities, an Amendment of SFAS No. 133," or SFAS No. 61. SFAS No. 161 enhances the required disclosures under SFAS No. 133 in order to provide the investing community additional transparency in an entity's financial statements and to more adequately disclose the impact investments in derivative instruments and use of hedging have on an entity's financial position, results of operations and cash flows. SFAS No. 161 is effective for annual and interim periods beginning after November 15, 2008, with early application allowed. The adoption of SFAS No. 161 is not expected to have a material impact on our financial position, results of operations and cash flows and disclosures.

In April 2008, FASB issued FSP SFAS No. 142-3, "Determination of the Useful Life of Intangible Assets," or FSP SFAS No. 142-3, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141R. FSP SFAS No. 142-3 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. Since this guidance will be applied prospectively, on adoption, there will be no impact to our current financial position, results of operations and cash flows.

In June 2008, the FASB ratified the consensus reached by the Task Force in Emerging Issues Task Force, EITF Issue 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock;" or EITF 07-5. EITF 07-5 is effective for fiscal years and interim periods beginning after December 15, 2008. This Issue's "fixed-for-fixed, plus fair value inputs model" is largely consistent with current interpretations of the phrase "indexed to an entity's own stock." However, in certain circumstances, EITF 07-5 may result in changes to those accounting conclusions and may have impact on issuers of equity-linked financial instruments (e.g., options or forward contracts) or instruments containing embedded features (e.g., embedded conversion options in a convertible instrument) that have (1) exercise or settlement contingency provisions, (2) a strike price that is subject to adjustment, or (3) a strike price that is denominated in a currency other than the entity's functional currency. We are currently evaluating the impact the adoption of EITF 07-5 will have on our consolidated financial statements.

In October 2008, the FASB issued FSP SFAS No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active," or FSP SFAS No. 157-3. FSP SFAS No. 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides guidance on the key considerations in determining the fair value of a financial instrument when the market for these instruments is not active. The clarifying guidance provided in FSP SFAS No. 157-3 did not result in a change to our financial position, results of operations and cash flows.

In November 2008, the FASB ratified the consensus reached by the Task Force in Issue No. 08-6, "Equity Method Investment Accounting Considerations," or EITF 08-6. Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of Statements 141(R) and 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. We do not expect the adoption of EITF 08-6 to have a material impact on our financial position, results of operations and cash flows.

In April 2009, the FASB issued FSP FAS 141(R)-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies," or FSP 141(R)-1, which amends the guidance in SFAS 141R to establish a model for pre-acquisition contingencies. Under the FSP, an acquirer is required to recognize at fair value an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value cannot be determined, then the acquirer follows the recognition criteria in SFAS 5 and FIN 14 to determine whether the contingency should be recognized as of the acquisition date or after it. The FSP is effective for business combinations whose acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS No. 141R is not expected to have a material impact on our financial position, results of operations and cash flows.

In April 2009, the FASB issued FSP FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly," or FSP 157-4. FSP 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. We do not expect the adoption of FSP 157-4 to have a material impact on our consolidated financial statements or the fair values of its assets and liabilities.

In April 2009, the FASB issued FSP No. FAS 115-2 and 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments," or FSP FAS 115-2 and FAS 124-2. The FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The FSP is effective for fiscal years, and interim periods within those fiscal years beginning on or after June 15, 2009. Early adoption is permitted for fiscal years, and interim periods ending after March 15, 2009. We do not expect the adoption of FSP FAS 115-2 and FAS 124-2 to have a material impact on our consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events," or SFAS No. 165. SFAS No. 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 will be effective for interim or annual period ending after June 15, 2009 and will be applied prospectively. The adoption of this statement did not have a material impact on our financial position, results of operations and cash flows.

In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140," or SFAS No. 166. SFAS No. 166 improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. SFAS 166 is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. We are evaluating the impact the adoption of SFAS 166 will have on our consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162." The FASB Accounting Standards Codification™ (Codification) will become the single source of authoritative nongovernmental U.S. GAAP recognized by the FASB. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. SFAS No. 168 is effective for interim and annual periods ending after September 15, 2009. On the effective date of this statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. The adoption of SFAS No. 168 is not expected to have a material impact on our financial position, results of operations and cash flows.

 Our industry

Global solar market

The solar energy market is one of the most rapidly growing renewable energy markets and has grown significantly over the past decade. According to Solarbuzz, this market grew at a CAGR of 53.0%, from 1,086 MW in 2004 to 5,948 MW in 2008, in terms of annual PV system installed capacities. Despite this robust growth, solar power accounts for less than 1% of global electricity generation, providing significant room for future development. Solarbuzz's "Green World" scenario forecasts that annual PV system installed capacities will increase from 5,291 MW in 2009 to 14,792 MW in 2013, representing a CAGR of 29.3% from 2009 to 2013. The following tables demonstrate the rapid growth of this sector:

World solar PV installation (GW)	World solar PV market forecast (GW)

Source: Solarbuzz, Green World scenario

The growth of the solar energy market is driven by rising electricity demand, increasing cost-competitiveness of solar-generated electricity, continuing government incentives, increasing desire for energy independence from volatile commodity markets, ability of solar power systems to meet peak electricity demand, rising demand for distributed energy generation systems and enhanced environmental awareness. Future market expansion will also depend on the growth of the global economy, the stability of the financial markets and the ability of PV product manufacturers to further expand production capacity.

The global solar energy market can be divided into two major application segments: the on-grid segment (in which electricity is fed into an electricity transmission grid for sale) and the off-grid segment (where access to an electricity transmission grid is not physically available or economically feasible).

On-grid market applications range from small domestic systems mounted on roofs of residential or commercial buildings to large on-grid ground-mounted systems such as solar power stations. According to Solarbuzz, the global on-grid market grew by 117.9%, from 2,629 MW in 2007 to 5,728 MW in 2008, and accounts for 96.3% of the total solar energy market in 2008.

The off-grid market includes rural residential applications such as solar home systems, garden lighting systems, industrial applications such as road signs, street lighting, highway call boxes and communications support along remote pipelines, and telecommunications equipment. Compared to on-grid applications, off-grid applications tend to have lower operating and maintenance costs, longer operating lifetimes and higher factory gate prices. Off-grid applications generally represent a suitable option for electricity supply in dispersed communities or communities located far away from the electricity grids. Given the lack of viable energy alternatives in these communities, revenues from such applications are less susceptible to the effects of the global economic downturn. According to Solarbuzz, the global off-grid market grew by 11.7%, from 197 MW in 2007 to 220 MW in 2008. According to European Photovoltaic Industry Association, or EPIA, an international industry association in the solar power industry, and Greenpeace, a non-governmental organization, off-grid applications are expected to represent an increasingly larger percentage of the global PV market, as measured by annual PV installations. EPIA and Greenpeace predict that global annual PV installations will reach 35 gigawatts, or GW, and 105GW in 2020 and 2030, respectively, under their moderate scenario. Under the same scenario, the number of people using off-grid home systems will reach 837 million and 2,023 million by 2020 and 2030, respectively. EPIA and Greenpeace also predict that off-grid applications will capture approximately 20% and 30% of the market share by 2020 and 2030, respectively.

According to Solarbuzz, today, the cost of solar power exceeds retail electric rates in many locations. As a result, federal, state and local government bodies in many countries, including our target markets, such as China, South Korea, Southeast Asia, Africa, Europe and the United States, have provided incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy and to reduce dependency on other forms of energy. For a discussion on such incentives in China, see "Regulations—Renewable energy law and government directives." In South Korea, in 2007, the government increased the cap on its feed-in tariff for solar energy in cumulative installations from 20 MW to 100 MW and lifted the per system cap of 3 MW. In 2008, total program cap was increased from 100 MW to 500 MW until October 2011. In Thailand, a similar feed-in tariff program called "adder system" was provided in 2007 together with other financial incentives such as tax incentives and soft loan. In Africa, many solar projects are financed by pan-African rural electrification programs implemented through local governments and donor agencies. In Europe, attractive feed-in tariff rates are provided in Spain, Germany, Italy and other European countries. In the United States, federal government offers a 30% tax credit to business and personal with no limit, which incentive program was extended to 2016 in October 2008. Furthermore, over 20 new programs were introduced in 14 states to encourage installation of solar PV include net metering, state tax credits and full sales tax exemption.

China's solar market

China's solar energy market is still relatively small compared to many developed markets. However, this market has grown rapidly in recent years, mainly due to rising demand for electricity and increasing government incentives. According to Solarbuzz, China's annual PV system installations rose 52.2%, from 23 MW in 2007 to 35 MW in 2008. In 2008, cumulative PV generation capacity reached 150 MW. Off-grid rural electrification and industrial projects represent most of the PV generation capacity installed in China.

China's long-term renewable energy policy has been shaped by the government's central planning agency, the National Development and Reform Commission, or the NDRC. In August 2007, the NDRC issued the Medium and Long-term Development Plan for Renewable Energy, or the NRDC Plan, which describes the national government's financial incentives for the renewable energy industry for the multi-year period ending 2020, with an estimated required investment amount of approximately US$300 billion. The plan also calls for increasing the overall installation capacity for solar energy to 300 MW by 2010 and 1.8 GW by 2020. It has been reported that these targets may rise to 10 GW to 20 GW by 2020.

In addition to the NRDC Plan, PRC government authorities have recently announced the following incentive schemes:

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In April 2009, the PRC Ministry of Finance and the Ministry of Housing and Urban-Rural Development jointly issued the "Guidelines for Declaration of Demonstration Project of Solar Photovoltaic Building Applications," which created a subsidy of up to RMB20 (US$2.93) per watt for BIPV projects using solar-integrated building materials and components and up to RMB15 (US$2.20) per watt for BIPV projects using solar-integrated materials for rooftops or walls.

•
In July 2009, the PRC Ministry of Finance announced the Golden Sun Program to support the demonstration and application of the PV industry in China. Under this program, on-grid PV systems will be subsidized at 50% of total investment costs while off-grid PV systems installed in remote regions with no access to grid will be subsidized at 70% of total investment costs. The program seeks to encourage the installation of demonstration projects with an aggregate capacity of 500 MW. A majority of these projects will be on-grid ground-mounted projects. Subsidized systems must be at least 300 kW in size and owned by investors with assets of at least RMB100 million (US$14.6 million).

•
The PRC government is in the process of finalizing the details of its national feed-in tariff program, which is expected to be one of the most important incentive programs introduced in 2009.

Regional governments have also introduced, and are expected to continue to introduce, detailed incentive schemes to encourage regional use of solar energy. Recently announced examples include the following:

•
In June 2009, the Jiangsu provincial government announced three-year feed-in tariffs of RMB4.3 (US$0.63) per kilowatt hour, or kWh, for BIPV projects, RMB3.7 (US$0.54) per kWh for rooftop PV modules and RMB2.15 (US$0.31) per kWh for ground installations, with these amounts reduced in 2010 to RMB3.5 (US$0.51) per kWh, RMB3.0 (US$0.44) per kWh and RMB1.7 (US$0.25) per kWh and in 2011 to RMB2.9 (US$0.42) per kWh RMB2.4 (US$0.35) per kWh and RMB1.4 (US$0.21) per kWh, respectively. In June 2009, the Jiangsu provincial government also announced a PV industry promotion roadmap to achieve an installation base of 400 MW by 2011.

•
In June 2009, the Ningxia provincial government announced a new energy promotion roadmap which laid out an objective to achieve PV installation base of 100 MW, 600 MW and 2.0 GW by 2010, 2015 and 2020, respectively.

•
In May 2009, the Zhejiang provincial government announced a new solar initiative which will facilitate the construction of one million square meters of roof-top solar power stations and the installation of solar street lights on one hundred streets, bringing the total PV system installed capacity in Zhejiang Province to 50 MW by 2012. The plan also stated that the government will encourage financial institutions to provide financial support for new energy projects.

Many solar projects supported by government incentives are currently in the pipeline, including the 1.0 MW project at Wuwei in Gansu Province currently in construction, the 66 MW project in Shilin, Yunan Province, the 100 MW project in Dunhuang, Gansu Province, and a proposed 1.0 GW system in the Qaidam Basin, Qinghai Province.

Potential for significant cost reductions

Cost differentials between solar energy and conventional energy sources have narrowed due to greater economies of scale for manufacturing PV modules, lower equipment and raw material costs and improved conversion and production efficiencies. In addition, once installed, PV systems typically require lower maintenance and little or no fuel, resulting in substantial savings in operating expenses over the expected 20- to 25-year life of the system.

The PV industry is still a nascent industry and has the potential for significant cost reductions. According to the International Energy Outlook 2009 published by the U.S. Department of Energy, although prices for electricity from PV energy may not become widely competitive with wholesale prices for electricity from conventional generating technologies in the near future, they may already be competitive with high retail electricity prices in regions with high sunlight exposure, such as California, Spain and Italy. Additional gains in conversion and production efficiencies and further cost reductions through greater economies of scale for manufacturing PV modules and lower equipment and raw material costs will further lower the cost of solar energy and increase its competitiveness with respect to conventional electricity.

Thin-film PV products

The thin film market has experienced rapid growth in the past few years. According to Solarbuzz, 893 MW of thin film PV modules were manufactured worldwide in 2008, representing growth of 123.3% over 2007, while the number of crystalline PV modules produced increased by 96.3%. Due to this faster growth rate, thin film represents an increasingly large portion of the total PV industry. In 2008, thin film modules represented 13.0% of global production, more than double the 2004 production share of 5.6%, according to Solarbuzz.

The ramp-up in the scale of thin film manufacturing over the next few years will depend on the successful transition from small volume pilot plants to high volume commercial manufacturing facilities at prices and performance-levels sufficiently attractive to the market.

The following charts show the expected growth of world thin film PV modules production and world crystalline silicon PV modules production for the next several years:

World thin film PV modules production (MW)

World crystalline silicon PV modules production (MW)

Source: Solarbuzz, Green World scenario

Thin film technology offers several cost and performance advantages over crystalline silicon technology, including:

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Lower manufacturing cost.  Costs of energy consumption and silicon materials represent a substantial portion of the cost of producing PV modules. The energy consumed in the thin film PV manufacturing process is significantly less than that consumed in the crystalline silicon PV module manufacturing process. In addition, thin film PV modules are significantly thinner than conventional crystalline solar PV modules. As a result, the silicon materials used in thin film PV module manufacturing are only approximately 1% to 2% of those used to produce crystalline silicon PV modules. This cost advantage is partially offset by the recent decline in polysilicon prices.

•
Integrated manufacturing process.  Unlike the crystalline silicon manufacturing process, thin film production is a fully integrated and continuous process, which has the effect of increasing manufacturing efficiency.

•
Superior product performance in various environments.  Certain types of thin film PV modules, such as amorphous silicon based thin film modules, generate more electricity than crystalline silicon PV modules with similar power output ratings in certain environments, including high temperature and low light conditions.

However, thin film technology also faces a number of disadvantages when compared to crystalline silicon, including:

•
Limited operating history.  In contrast to crystalline silicon PV modules, no thin film PV modules have been in service for their entire estimated useful lives, limiting the data available to validate estimates of the applicable degradation rate.

•
Lower conversion efficiency and added space.  We believe the average conversion efficiency of thin film PV modules in high commercial volume (over 20 MW per year) is currently approximately 30% to 65% lower than the current average conversion efficiency of readily available crystalline silicon PV modules. Since conversion efficiency has a significant impact on cost-per-watt, low conversion efficiencies may make it difficult for some thin film manufacturers to achieve a competitive cost-per-watt.

•
Additional installation space required.  Compared to crystalline PV modules, thin film PV modules require more space to produce a given amount of electricity, due to lower conversion efficiency. This may cause the total installation cost of thin film systems to be greater than that of crystalline silicon systems of same installed capacity. As a result, the price per watt of thin film PV modules is typically lower than that of crystalline silicon PV modules in order to be competitive.

Different thin film technologies

There are three main types of thin film technologies, silicon-based thin film, cadmium telluride and copper indium diselenide/copper indium gallium diselenide. They represented approximately 43.0%, 54.0% and 3.0% of total solar power manufacturing in 2008, respectively:

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Silicon-based thin film.  Silicon-based thin film modules are manufactured from chemical vapor deposition of silane and hydrogen gas. Under certain parameters, this disposition can yield amorphous silicon, nanocrystalline silicon or crystalline silicon on glass.

•
Cadmium Telluride, or CdTe.  Cadmium and tellurium are used as the photosensitive materials in a thin film PV cell. Because cadmium is a toxic material, there are concerns over the adoption of this technology.

•
Copper Indium Diselenide/Copper Indium Gallium Diselenide, or CIS and CIGS.  CIS and CIGS are multi-layered thin film modules made out of copper, indium and selenide. CIS and CIGS face potential materials sourcing issues with indium. There has been no commercial scale manufacturing of CIGS.

The world's major thin film manufacturers employ "in-house" developed thin film manufacturing designs while a few new market entrants produce thin film based on turn-key process equipment supplied by Applied Materials, Inc. or Oerlikon Corporation.

Amorphous silicon thin film technology, one of the most commonly used silicon-based thin film technologies, offers several advantages over other types of thin film including:

•
Greater application potential.  Amorphous silicon PV modules can be manufactured in low deposition temperatures, allowing for the use of different substrates. Due to their greater versatility in size and substrate, amorphous silicon PV modules are typically suited for more applications than traditional crystalline silicon PV modules and other thin film PV modules, including applications requiring flexible, lightweight and transparent materials. For example, because amorphous silicon PV modules can be more easily integrated into facades, roofs and other structures, they are better suited for BIPV solutions that require embedding solar materials in building materials.

•
Well-tested and proven non-toxic.  Amorphous silicon PV modules incorporate no heavy metals or toxic compounds into finished products. In contrast, conventional crystalline silicon PV modules contain lead-based cell interconnections, and thin film technologies such as CdTe and CIGS contain toxic materials in finished products.

•
Minimal material risk.  Amorphous silicon thin film is a well-characterized and relatively easily deposited material that has been used in semiconductors and flat panel displays. In contrast, the availability of Cadmium and Indium used in CdTe and CIGS is limited.

Despite these advantages, amorphous silicon thin film technology has shown the potential to yield products at a competitive cost only at efficiency levels that are lower than that of the other two types of thin film technologies. Manufacturing of amorphous silicon thin film modules generally requires higher capital costs, particularly with respect to equipment, and applications that use this type of thin film also generally require a larger area than those of other types of thin film.

 Business

Overview

We are one of the world's leading thin film solar product and solution providers, as measured by production output in 2008, according to a report commissioned by us and prepared by Photon Consulting, a solar energy research firm and consultancy. According to this report, we were China's only thin film PV module producer ranked in the top ten globally by production output in 2008. As of the end of August, 2009, our annual manufacturing capacity reached 115 MW. We use amorphous silicon technology and we design, develop, manufacture and sell our PV modules based on our proprietary manufacturing process and technology.

We believe that our self-designed equipment and proprietary manufacturing process have built-in flexibilities to allow us to expand manufacturing capacity rapidly and cost-effectively through modifications to, and optimizing the manufacturing process of, existing manufacturing lines. This advantage, when combined with our increasing scale and low-cost China-based manufacturing, allowed us to achieve an average annual manufacturing cost of approximately US$1.15 and US$1.09 per watt for the fiscal year ended June 30, 2009 and the three months ended September 30, 2009, respectively, which we believe was among the lowest in the world.

We distinguish ourselves from other thin film solar companies with our strong research and development capabilities, which are evidenced by the awards and recognition we have received. In 2008, the PRC Ministry of Housing Construction for Urban and Rural Areas selected us as the preferred provider of BIPV products as part of their initiative to support the development of green energy. In 2007, four members of our management team were selected to serve on China's national BIPV technical standard committee. Since our inception in 1993, we have accumulated substantial intellectual property in the thin film PV industry. As of September 30, 2009, we had 18 patents and exclusive rights to use 57 patents in China.

We commenced operations in 1993, became a manufacturer of thin film solar batteries in 1995 and began commercial production in 1998. We expanded our annual manufacturing capacity to 5 MW and began manufacturing PV modules for off-grid systems on a commercial scale in 2006, and gradually increased our annual manufacturing capacity to 45 MW by October 2008. In July 2009, we completed construction of our 70 MW fully-automated manufacturing line, which commenced commercial production in August 2009, bringing our annual manufacturing capacity to 115 MW. We expect that by the end of 2009, our annual manufacturing capacity will reach 145 MW as a result of the further expansion of our existing 70 MW manufacturing line.

We offer more than 200 different varieties of PV modules to meet different customer needs. Our PV modules can be used in off-grid applications, including solar home systems, consumer products and street and lawn lamps. We believe that we are one of the leading producers of thin film PV modules for off-grid applications globally measured by production output. We also manufacture large modules that can be used in BIPV applications and PV power stations. We plan to continue to maintain and improve our leading position in the off-grid market, develop and market high-margin BIPV products and increasingly focus on the PV power station market. Our diverse and expanding customer base includes distributors, exporters, manufacturers and project developers, contractors and owners in China, South Korea and Thailand.

Leveraging our design and engineering capabilities and deep industry experience, we also provide owners and operators of PV power stations and other customers with a diverse range of value-added solutions and services. For example, we recently provided technical guidance, equipment selection, and other services in project implementation, construction management and system optimization to an EPC firm based in South Korea in its construction of a 1.0 MW on-grid power station project. We also assisted this EPC firm in preparing relevant technical documents to facilitate its obtaining of project financing from banks. The project was completed in May 2009 using our PV modules.

Our total revenues increased from RMB26.2 million in the fiscal year ended June 30, 2007 to RMB272.8 million in the fiscal year ended June 30, 2008 and to RMB541.5 million (US$79.3 million) in the fiscal year ended June 30, 2009, representing a CAGR of 354.6% over the three fiscal years. Our net income increased from RMB5.2 million in the fiscal year ended June 30, 2007 to RMB85.8 million in the fiscal year ended June 30, 2008 and to RMB164.9 million (US$24.2 million) in the fiscal year ended June 30, 2009, representing a CAGR of 463.1% over the three fiscal years. In the three months ended September 30, 2009, our total revenues and net income amounted to RMB254.6 million (US$37.3 million) and RMB72.5 million (US$10.6 million), respectively, representing an increase of 81.1% and 61.5% over the same period in 2008, respectively.

Our competitive strengths

We believe that the following competitive strengths will sustain our rapid growth and enable us to continue to compete effectively:

Low-cost solutions driving global cost leadership

For the fiscal year ended June 30, 2009 and the three months ended September 30, 2009, the average manufacturing cost for our PV modules was approximately US$1.15 and US$1.09 per watt, respectively, which we believe is significantly less than that of crystalline silicon PV module manufacturers and among the lowest in thin film manufacturing. We believe our ability to provide low-cost solutions stems from several factors:

•
Our manufacturing expertise and proprietary technology have enabled us to internally design and develop manufacturing lines and key equipment that allow us to produce our PV modules efficiently and cost-effectively.

•
Our PV modules require approximately 1% to 2% of the silicon materials needed for crystalline silicon PV modules of similar power output. Cost of silicon materials typically represents a substantial portion of the cost of producing crystalline silicon PV modules.

•
As we conduct substantially all of our operations in China, we are able to capitalize on the low cost for labor and materials, manufacturing facilities and utilities.

Proprietary manufacturing process and self-designed key equipment

Using our proprietary technology and expertise, we design the critical elements of our manufacturing lines and much of the important equipment used in our manufacturing process. We believe our self-designed equipment and proprietary manufacturing process have built-in flexibilities to allow us to expand manufacturing capacity rapidly and cost-effectively through modifications to, and optimizing the manufacturing process of, existing manufacturing lines, or to modify and adjust our manufacturing lines for commercial production of new or improved product designs faster and more cost-effectively than most of our competitors. Our ability to ramp up production quickly in response to increases in market demand or changes in technology allows us to capture market opportunities and increase our market share timely. This flexibility also enables us to achieve significant operational and financial advantages over companies that purchase turn-key amorphous silicon thin film solutions. These advantages include lower capital investment, shorter time-to-build and time-to-market, greater flexibility in manufacturing process optimization, lower maintenance time and costs and greater flexibility to manufacture products to the specifications of our customers. For instance, our proprietary technology and expertise allow for the flexibility to manufacture PV modules of specified sizes of up to 1.0 square meter, which can be increased to 1.8 square meters with limited additional capital investment. This is especially beneficial for BIPV applications, which require a greater level of product customization than other applications.

Leading position in the rapidly expanding global thin film market in general and the off-grid market in particular

We are one of the world's leading thin film solar product and solution providers, as measured by production output in 2008, according to a report commissioned by us and prepared by Photon Consulting. According to this report, we were also China's only thin film PV module producer ranked in the top ten globally by production output in 2008. Following the commencement of commercial production of our new 70 MW fully automated manufacturing line, our annual manufacturing capacity reached 115 MW in August 2009. We plan to further expand our annual manufacturing capacity to approximately 145 MW by the end of 2009. We believe that we are well positioned to leverage our brand name and well-established customer relationships to capture significant expansion opportunities in the rapidly growing thin film markets.

We derive a significant portion of our revenues from sales of our PV modules for off-grid applications and believe that we are one of the leading producers of thin film PV modules for off-grid applications globally measured by production output. According to Solarbuzz, off-grid applications are currently economically self-sustainable and present significant market opportunities. The pricing of our PV modules for off-grid applications has been and, we expect will continue to be, more stable than that of our PV modules for on-grid applications. We have established long-term relationships with a select number of China-based exporters and manufacturers of off-grid applications as well as a select number of foreign-based distributors and manufacturers. Our amorphous thin film PV modules generate more electricity than crystalline silicon PV modules with similar power rates in certain environments, including those with high temperature and low light. In addition, due to the unique features of amorphous thin film technology, certain off-grid applications, such as street and lawn lamps, can adopt simpler designs with fewer components to achieve cost savings. As a result, we believe that we are well positioned to remain competitive and maintain and improve our leading market position in the off-grid market.

A wide range of product offerings for diverse end applications

Unlike our competitors with relatively more concentrated revenue streams, we derive our income from PV modules that can be used in a wide range of end applications, including off-grid applications such as solar home systems, consumer products and street and lawn lamps, BIPV applications and PV power stations. As a result of our accumulated product development capabilities, we offer more than 200 varieties of products for various applications. We believe that our ability to customize the design, size, shape and technical specifications of our PV modules for various end applications enables us to provide convenience to and better serve the needs of our customers. As a result, we believe we are able to strengthen relationships with our customers, attract more customers and generate higher revenue from existing customers.

Our business and future growth depend on a number of factors, including changes in market conditions, government subsidies and economic incentives in our target markets. These changes typically impact the markets for each category of end-applications differently. For instance, the market for off-grid applications is generally less susceptible to economic downturns. We believe that our ability to customize the design, size, shape and technical specifications of our PV modules for various end applications has enabled and will continue to enable us to maintain and grow our business despite difficult market conditions or unfavorable changes in government subsidies and economic incentives. It will also provide us with increased flexibility to prepare for and react to these adverse conditions and changes and allow us to take advantage of any favorable changes.

Distinguished research and development capabilities providing key technology competitiveness

We believe that our distinguished research and development capabilities allow us to meet customer demands more quickly, reliably and affordably than many of our competitors. As of September 30, 2009, we had a research and development team with 75 employees. Yi Li, our founder and chief executive officer, also chairs China's national BIPV technical standard committee. Three other members of our management team are also on this 23-member committee. With ownership of 18 patents and exclusive access to 57 patents in solar manufacturing, we enjoy one of the largest pools of thin film patents in China. We have won a number of awards for our technological innovation from central and provincial governments. We were also selected by the PRC Ministry of Housing Construction for Urban and Rural Areas in 2008 as the preferred provider of BIPV products as part of their initiative to support the development of green energy. We believe this recognition provides us with an additional endorsement of our quality and capabilities, and enables us to generate greater interest among customers for our BIPV products. In addition, a number of our research projects have won government grants and subsidies.

Experienced, cohesive and stable management team well-positioned to deliver profitable growth

We have an experienced management team with strong technology expertise and a long track record in the thin film solar energy industry in China. Under the leadership of our management team, we have increased our research and development capability, our manufacturing capacity, and, as a result, our revenues and profits. Our experienced senior management and research personnel, team cohesion and low turnover are essential factors in our ability to compete effectively in the solar power industry, realize greater cross department synergies and capture additional profits at different points in the solar power value chain.

Our strategies

Leveraging our strong research and manufacturing capacities, we seek to grow rapidly into the world's leading thin film PV product and solution provider, and to build ourselves into a first-class brand in the global PV industry through the following strategies:

Leverage our strength in research and development and proprietary technologies to improve conversion efficiencies and reduce costs

We intend to continue to develop and implement new product and process technologies and design more advanced equipment to manufacture PV modules with higher conversion efficiencies in a cost-effective manner and on a large scale. We plan to further strengthen our research and development and manufacturing engineering capabilities. We believe that the close interaction between our research and development and manufacturing engineering teams will enable us to modify and adjust our manufacturing lines for commercial production more quickly than most of our competitors once we have successfully developed new technologies.

We also intend to further improve our manufacturing techniques and processes to reduce our manufacturing costs. We seek to continue to increase manufacturing efficiency and product quality and reduce the amount of raw materials required. For instance, we have implemented a manufacturing software system to improve the efficiency of our PECVD equipment and factory devices, increase the effectiveness and uniformity of applying PECVD technology on glass of larger size and enhance our process management and quality control procedures. We plan to further reduce our manufacturing costs by reducing our raw material costs. We intend to purchase certain of our raw materials directly from foreign suppliers as opposed to purchasing from China-based importers, as we currently do. In addition, we plan to identify reputable domestic suppliers from whom we can obtain materials of similar quality to those from overseas suppliers at significantly lower prices. We also expect to reduce our unit cost of raw materials as we expand our production, benefiting from economies of scale.

Maintain and enhance our leading market position in the off-grid market

According to Solarbuzz, off-grid applications present significant market opportunities. We plan to maintain and improve our leading market position in the growing off-grid market through the following efforts:

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strengthening our long-term relationships and developing new relationships with domestic manufacturers of off-grid applications to secure recurring orders of larger size;

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strengthening existing relationships and building new relationships with China-based exporters and distributors and manufacturers based in our target overseas markets and building and enhance direct selling forces to increase sales of our PV modules for off-grid applications in these markets;

•
increasing market awareness of the technological and cost advantages of our amorphous thin film modules for off-grid applications over traditional crystalline PV modules to increase the market share of amorphous thin film modules in the off-grid market; and

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participating in industry conferences and trade shows and collaborating with exporters and local distributors to increase market awareness of our products and brand name, particularly in our target overseas markets.

We also plan to expand our PV module offerings for additional applications in the off-grid market, such as pre-packaged off-grid irrigation systems.

Expand our presence in the high-margin BIPV market

In comparison with traditional standard PV modules, higher value-added product areas such as BIPV have become some of the most profitable segments of the solar market. The inherent characteristics of thin film technology, such as its stability, transparency and aesthetics, tend to make it a better solution for BIPV. We intend to pursue opportunities in the market for BIPV applications, which would allow us to leverage our product and manufacturing strengths.

We believe that there is a growing market for BIPV in China and an increasing demand for customized BIPV applications. In April 2009, the PRC Ministry of Finance and the Ministry of Housing and Urban-Rural Development jointly issued the "Guidelines for Declaration of Demonstration Project of Solar Photovoltaic Building Applications," which set a subsidy of up to RMB20 (US$2.93) per watt for BIPV projects using solar-integrated building materials and components and up to RMB15 (US$2.20) per watt for BIPV projects using solar-integrated materials for rooftops or walls. We expect these government subsidies to further increase demand for BIPV products. We also plan to form strategic alliances with EPC firms and other project developers and contractors as well as manufacturers in China and become their preferred supplier of BIPV products, which had contributed to our involvement in several large-scale domestic BIPV projects in the past.

Actively pursue opportunities in the PV power station market

The PV power station market is expected to continue to grow rapidly, aided by government incentives and easing financing conditions. We believe the cost per watt of our amorphous silicon thin film PV modules is significantly lower than that of crystalline silicon PV modules and is among the lowest of our thin film competitors. Using our relatively inexpensive modules in PV power stations lowers project costs and makes it easier for project sponsors to meet their financial objectives. We believe that we are well positioned to capture opportunities in this large and growing market due to our increased manufacturing capacity.

We plan to maintain and enhance our cost leadership by improving the conversion efficiencies of our PV modules, increasing module size, expanding our operation to benefit from economies of scale and introducing modules that are pre-installed in our factories to reduce customer installation costs. We believe that these efforts will significantly help increase our sales in the power station market. We plan to market directly to owners and operators of PV power stations as well as provincial and municipal governments in the PRC market. We have recently entered into two non-binding cooperation framework agreements with certain local government entities in connection with, among other things, the construction of PV power stations. We also plan to further develop our sales network and build relationships with distributors in overseas markets with high potential for growth. We expect to work closely with these institutions to fully develop our potential in the PV power station market. We also plan to improve awareness of amorphous silicon thin film technology and our brand by participating in industry conferences and trade shows. In addition, we aim to strengthen our value-added system solution service capabilities, including our ability to provide pre-sale consultancy, design, engineering and after-sale maintenance and support services to assist customers in meeting their solar energy system needs and financial objectives.

Focus on the China market to capture market opportunities created by recent government policies

China's nascent solar market, which was previously dominated by off-grid rural and industrial projects, is set for significant future growth. We believe we have significant cost and technological advantages over many of our domestic competitors, who either utilize crystalline silicon-based technology or purchase turn-key amorphous silicon thin film solutions, as well as significant cost and home market advantages over our international competitors. We plan to work closely with various local government authorities in China to target specific groups of project owners such as government agencies, utilities, infrastructure builders (including airports, railroads and convention centers) as well as distributors to capture this opportunity.

Increase manufacturing capacity to drive market leadership

Our proprietary self-designed amorphous silicon thin film manufacturing line is highly scalable, allowing us to expand rapidly, gain market share by capitalizing on the shortage of thin film supply and benefit from economies of scale in production and reduced material procurement costs. As of the end of August, 2009, our annual manufacturing capacity reached 115 MW, which represents one of the highest manufacturing capacities among solar module manufacturers that utilize amorphous silicon thin film technology. We believe we are well-positioned to maintain our market position through our ability to scale up our manufacturing capacity relatively quickly and cost-effectively.

We intend to increase manufacturing capacity in a controlled manner to ensure that such expansion is completed in an efficient way at competitive price points closely aligned with market demand.

Our products

We design, develop, manufacture and market a variety of solar thin film PV modules using amorphous silicon technology. Our PV modules are used to provide reliable and environmentally friendly electric power for consumer, residential, commercial, industrial and public utility applications in various markets worldwide. The current average conversion efficiency rate of our PV modules is approximately 6.0% on 1.0 square meter glasses. We have recently started to use a double junction structure in the manufacturing of a small portion of our PV modules. In a double junction structure, cells with two matching p-i-n structures are stacked to form layers. Because this design has demonstrated less light induced degradation, we have been able to yield an average conversion efficiency rate of approximately 6.3% for double junction PV modules since we started to apply this technique. We define conversion efficiency rate as the stabilized conversion efficiency rate of our PV modules that is achievable after a light soaking degradation process. For more details, see "—Manufacturing—Light soaking degradation tests."

Our thin film PV modules are created by depositing thin layers of non-crystalline form of silicon onto a glass substrate, where the individual cells are connected through a monolithically integrated process during the deposition steps instead of being assembled as individual cells. Energy is converted into direct-current, or DC, electricity when sunlight hits a PV module. PV modules can be inter-connected to form a solar power system. PV systems are used for both on-grid generation, in which electricity generated is fed into an electricity transmission grid for sale, and off-grid generation, for locations where access to the electricity transmission grid is not physically available or economically feasible. The DC electricity may be routed directly to power a DC load or charge a battery bank. In grid-tied applications, an inverter is used to convert the DC electricity from the PV system into alternating current, or AC electricity, which can be interconnected directly to the electric utility grid to power AC appliances. In addition, PV systems usually have mounting structures, cable cords to route the power, and circuit protection.

Our PV modules can be used in the following three categories of applications:

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off-grid applications;

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BIPV applications; and

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PV power stations.

Off-grid applications

We manufacture PV modules for off-grid solar home systems and sell primarily to China-based exporters and manufacturers and a select number of foreign distributors and manufacturers. Such off-grid solar home systems are particularly suited to rural areas that are not connected to the public electricity grid. An off-grid solar home system consists of a PV module plate, control system, accumulator cell and DC-AC inverter. The PV module plate captures solar power and converts it into electricity, which is then stored in the accumulator cell. The control system regulates the system and prevents the accumulator cell from becoming overly-charged or overly-discharged. The DC-AC inverter converts the DC electricity dispensed from the accumulator cell into AC electricity, which can be used by household appliances.

We also manufacture PV modules for use in off-grid consumer products such as calculators, watches and toys. We started to manufacture PV modules for consumer products such as solar-powered calculators, watches and toys in 1995 and began commercial production in 1998. According to an article published in 2005 by Industry and Technology Intelligence Services, a project sponsored by the Department of Industrial Technology of Ministry of Economic Affairs of Taiwan, we were the second-largest thin film solar battery manufacturer in the world in 2004. We are currently the supplier for a number of major domestic and international manufacturers, such as Kinpo Electronics Inc. and Zhenyi Electronics (Shenzhen) Co., Ltd.

We also manufacture PV modules used in other off-grid applications such as street and lawn lamps and primarily sell to domestic manufacturers. As cities in China search for ways to reduce electric consumption, many have begun conducting pilot projects for solar-powered street lamps.

BIPV applications

Since amorphous silicon PV modules are more easily integrated into facades, roofs and other structures, they are generally better suited for BIPV solutions that require embedding solar materials in building materials. We entered the BIPV market in the fiscal year ended June 30, 2007.

We produce two types of PV modules for BIPV applications: sealed insulating amorphous silicon glass, which has a hollow design, and laminated amorphous silicon glass, which has a laminated design.

We provide our BIPV products and BIPV solution services directly to project developers, contractors and owners. For example, our PV modules are installed on the outside walls of the

Guangzhou TV Tower, which is currently in construction and expected to be completed in 2009. In July 2008, we provided an integrated BIPV system for the Zhongjian Building in Changsha, Hunan province. In 2008, we provided PV modules for Jianke Building in Shenzhen, Guangdong Province. In 2006, we provided an integrated BIPV system for Nanshan Software Park in Shenzhen, Guangdong Province. We have recently entered into a non-binding cooperation agreement with a local government entity in connection with, among other things, BIPV projects. We also sell our PV modules to glass curtain wall manufacturers in China.

In 2008, we were selected by the PRC Ministry of Housing Construction for Urban and Rural Areas as the preferred provider of BIPV products as part of their initiative to support the development of green energy. We believe this recognition provides us with an additional endorsement of our quality and capabilities, and enables us to generate greater interest among customers for our BIPV products.

PV power stations

We provide large-sized PV modules to project developers and owners of PV power stations. A PV power station consists of a series of solar power systems that are physically mounted and electrically interconnected to produce and store electricity. We began providing PV modules for PV power stations in the fiscal year ended June 30, 2008. We have since provided PV modules to an EPC firm based in South Korea in its construction of a 1.0 MW on-grid power station project. The project was completed in May 2009. We have also been supplying PV modules to a customer in Thailand who plans to build a solar power station in Thailand and currently use our PV modules for other purposes. In addition, we are in active discussions with a number of local government authorities in China to encourage them to promote our PV modules for solar power station projects to be built in their respective regions. We have recently entered into two non-binding cooperation framework agreements with certain local government entities in connection with, among other things, the construction of PV power stations.

Leveraging our design and engineering capabilities and deep industry experience, we also provide owners and operators of PV power stations with a diverse range of value-added solutions and services. For example, we provided technical guidance and equipment selection, as well as other services in project implementation, construction management and system optimization to the South Korean EPC firm. We also assisted this EPC firm in preparing relevant technical documents to facilitate its obtaining of project financing from banks.

We plan to continue to expand our operations in the PV power station market and enhance our value-added service capabilities. We believe that recent PRC government stimulus measures targeting this market will provide us with opportunities to provide our PV modules for government-sponsored PV power station projects.

Manufacturing

We built our first amorphous silicon thin film PV module manual manufacturing line in the Futian district of Shenzhen in 1998, which was expanded to 5 MW in 2006. We subsequently launched our 40 MW semi-automated manufacturing line in 2008. Our 40 MW semi-automated manufacturing line combines automated and manual operations to take advantage of our location in China, where the costs of skilled labor, engineering and technical resources, as well as land, manufacturing equipment, facilities and utilities, tend to be lower than those in developed countries.

In July 2009, we completed construction of our 70 MW manufacturing line, which commenced commercial production in August 2009, bringing our annual manufacturing capacity to 115 MW. This 70 MW manufacturing line is fully automated and has a high throughput. We will continue to assess and adjust our combination of automated and manual operations to optimize the costs and productivity of our manufacturing process.

We expect that by the end of 2009, our annual manufacturing capacity will reach 145 MW as a result of the further expansion of our existing 70 MW manufacturing line. We plan to construct a 60 MW manufacturing line, which is expected to commence commercial production in the first half of 2010. We intend to expand our manufacturing capacity in a controlled manner to ensure that we complete such expansion in an efficient way at competitive costs and in a manner closely aligned with market demand.

Proprietary manufacturing process and self-designed equipment

We design our manufacturing lines with proprietary technology, expertise and equipment at certain key manufacturing steps, including coating and testing. This integrated process improves manufacturing efficiency and reduces glass breakage. We have also self-designed and assembled PECVD and PVD equipments, which are crucial in amorphous silicon thin film PV module manufacturing. Our proprietary PECVD chamber design enables us to reduce the use of silane gas and energy consumption.

We believe our proprietary manufacturing process and self-designed equipment have built-in flexibilities which allow us to expand manufacturing capacity rapidly and cost-effectively through modifications to, and optimizing the manufacturing process of, existing manufacturing lines, or to modify and adjust our manufacturing lines for the commercial production of new or improved product designs faster and more cost-effectively than most of our competitors. Our ability to ramp up production quickly in response to increases in market demand or changes in technology allows us to capture market opportunities and increase our market share timely. This flexibility also enables us to achieve significant operational and financial advantages over companies that purchase turn-key amorphous silicon thin film solutions. These advantages include lower capital investment, shorter time-to-build and time-to-market, greater flexibility in manufacturing process optimization and lower maintenance time and costs. For instance, our proprietary technology and expertise allow for the flexibility to manufacture PV modules of different sizes (up to 1.8 square meters) and of varying specifications, allowing us to produce PV modules that closely meet customer requirements. The ability to produce PV modules of different sizes and specifications by making minor adjustments to the equipment used in our manufacturing lines is especially beneficial for BIPV applications since BIPV applications require a greater level of product customization than other applications. This flexibility also makes it less expensive and easier to meet specific customer requirements and needs.

The cost of our 70 MW fully-automated manufacturing line installed in July 2009 was approximately RMB560 million. This manufacturing line can be adjusted with limited additional capital investment to produce PV modules of 1.8 square meters in size.

Manufacturing process

The diagram below illustrates our manufacturing process:

Our manufacturing process for making PV modules, depicted above, begins with a laser scribe on the TCO coated glass substrate followed by a cleaning process. We then effectuate the amorphous silicon deposition with our proprietary deposition process based on the PECVD technique. The junction partner zinc oxide is deposited on top of the amorphous silicon-coated plate layer, and the second scribe is accomplished before the metal conductive layer coating process. The monolithic cell structure is completed with the third scribe, where a polymer laminate is laid down and the encapsulating glass sheet is bonded to the substrate glass. Electrical leads and junction boxes are added at the finishing step. The completed module is tested and binned by performance.

Depending on the size of the PV module produced, the manufacturing process typically takes approximately three to four hours.

Light soaking degradation tests

The conversion efficiency of amorphous thin film PV modules typically declines approximately 10% to 30% from the initial conversion efficiency rate over a period of time after being exposed to light. The extent of the decline depends on a number of factors, including the quality of the material and module design.

In accordance with industry practice, we specify conversion efficiency based on the performance of our amorphous thin film PV modules after the conversion efficiency stabilizes. To collect such a measurement, we conduct light soaking degradation tests on a small percentage of our PV modules by exposing them under natural light with electric load until their conversion efficiency reaches a stabilized stage. Our light soaking degradation tests typically last approximately three to four weeks. Based on our testing results, the conversion efficiency of our amorphous thin film PV modules decreases approximately 20% to 25% from its initial value before it stabilizes.

We conduct the tests substantially in accordance with the "Thin-film terrestrial photovoltaic (PV) modules—Design qualification and type approval", or IEC 61646, an international standard for certifying thin film PV module performance, adopted by the International Electrotechnical Commission, an international standards organization. IEC 61646 specifies a sequence of testing procedures, taking into account the degradation behavior of thin-film PV modules due to exposure to light, to be performed at a select number of recognized labs around the world. A manufacturer will receive IEC 61646 certification for its thin film PV module if, among other conditions, the measured maximum output of such thin film PV module after the testing procedures is no less than 90% of the minimum value specified by the manufacturer. We engaged Underwriters Laboratories Inc., or UL, of the United States and TüV Immissionsschutzund Energiesysteme GmbH, or TüV of Germany to certify our PV modules.

In connection with the UL certification, we completed the preliminary testing procedure in June 2009 and have made adjustments to our PV modules and our manufacturing process to comply with the recommendations given to us based on the preliminary testing by UL. We submitted an application for the full listing to UL in August 2009, which procedure typically takes another 3 months or longer, depending on the testing load at UL. We expect to receive our certification from UL by December 31, 2009. We also submitted an application for IEC 61646 certification from TüV. We expect to start the testing procedure shortly and receive the certification by December 31, 2009.

In order to reduce the extent of conversion efficiency degradation of our amorphous thin film PV modules, we employ buffer layer design in our commercial production, which is a film design technique used to reduce lattice mismatch between layers and improve stability. We also intend to use multi-junction and light-trapping techniques. These techniques reduce the layer thickness of the silicon materials, which is widely recognized as a key factor in conversion efficiency degradation. We also plan to implement micro-crystalline thin-film deposition technology, which is an alternative manufacturing technology with proven track record of reducing PV module conversion efficiency degradation.

Raw materials

Our manufacturing process employs a variety of raw materials to construct a complete PV module. Of those raw materials, the following six are critical to our manufacturing process: TCO coated glass panels, silane, ethylene vinyl acetate, tempered glass, lead wire and solar connectors. Before we use these materials in our manufacturing process, a supplier must generally undergo a qualification process, the length of which depends on the type of raw material. Although we continually evaluate new suppliers and currently are qualifying several new suppliers, most of our critical materials are supplied by only one or two sources.

The most critical raw material in our manufacturing process is TCO coated glass, which we purchase from suppliers in China, who in turn source the TCO coated glass from Japanese suppliers. Our second most critical raw material is silane, which we primarily source from a Chinese branch of a U.K. supplier. We also source a limited quantity of silane from a Chinese supplier. We acquire the remainder of our raw materials from a limited number of domestic suppliers. We order our raw materials on a monthly basis, and we generally maintain approximately one month of inventory. The sales prices in our raw material supply contracts are determined at the beginning of each calendar year, but they typically contain an adjustment clause to account for raw material price increases or decreases throughout the year.

Research and development

We focus our research and development activities principally on development and implementation of product and process technologies that enhance the conversion efficiency of our PV modules, increase the size of our PV modules and reduce our manufacturing costs. To this end, we engage in a range of thin film PV research, product development and application development programs, as well as PECVD and PVD equipment engineering projects. As a result of our research and development efforts, we have been able to achieve over 6.0% conversion efficiency on 1.0 square meter glasses in volume manufacturing, over 6.3% conversion efficiency in small scale production utilizing the double junction structure and attain 12.0%

conversion efficiency in laboratory tests. We also work on PV modules that are pre-installed in our factories to reduce customer installation costs.

Our achievements in research and development derive from the strength of our research and development team, which comprised of 75 employees.

Our founder, chairman of our board of directors and chief executive officer, Yi Li, has extensive experience in the amorphous silicon thin film solar industry. He has been recognized by China's central and provincial governments for his technological innovation. Mr. Li obtained the First Prize in the Science and Technology Progress Award from the National Trade Department in 1996, the Third Prize in the National Science and Technology Progress Award from the National Science and Technology Committee in 1997, and the Golden Prize for Innovation in 2004 from the Association of French Inventors and Manufacturers based in Paris, France. In January 2006, Mr. Li received a golden prize for outstanding Chinese patented invention from the World Intellectual Property Organization and the State Intellectual Property Office of the PRC for his invention of internal-connecting amorphous silicon PV modules and their fabrication method. Our research and development team is led by our chief technology officer, Mr. Shengming Hu, who has over 10 years of experience in the thin film solar energy industry and has accumulated in-depth knowledge and expertise.

Mr. Li also chairs China's national BIPV technical standard committee, and three other members of our team have also been elected as members of this 23-member committee. This committee is directly administered by the Office of the National Standardization Management Committee.

We have won a number of awards for our technological innovation from central and provincial governments in China. In 2009, we also received the BlueSky Award from the United Nations Industrial Development Organization—Shenzhen International Technology Promotion Centre for Sustainable Development for our low cost amorphous silicon BIPV products. This award is intended to recognize new technologies that have a significant measurable impact on the environment, economy and society and that are cost effective in commercial applications. In addition, we were selected by the PRC Ministry of Housing Construction for Urban and Rural Areas in 2008 as the preferred provider of BIPV products as part of their initiative to support the development of green energy. In addition, a number of our research projects have won government grants and subsidies. For example,

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In June 2009, we were chosen by the PRC Ministry of Science and Technology to participate in a project under the National High Technology Research and Development Program, also known as the 863 Program, which is funded and administered by the PRC government with an aim to stimulate the development of advanced technologies in a wide range of fields within the PRC. The PRC Ministry of Science and Technology has agreed to provide a RMB0.8 million grant for the research and development of low-cost manufacturing of flexible amorphous silicon PV modules to which we are entitled RMB0.4 million. The project is expected to be completed in 2010.

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In March 2009, we were awarded by the Science and Technology Agency of Guangdong Province to undertake the research and development demonstration project on the cost-effective manufacturing of amorphous/microcrystalline silicon PV modules. The Science and Technology Agency of Guangdong Province has agreed to provide a RMB2.5 million grant in connection with the project, to which we are entitled RMB1.5 million. The project is expected to be completed in December 2011.

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In November 2008, we were awarded by the Office of Production and Research of the Ministry of Education of Guangdong Province to undertake the research and development of cost-effective amorphous/microcrystalline silicon heterojunction PV modules. The Office of Production and Research of the Ministry of Education of Guangdong Province has agreed to provide a RMB1.0 million grant in connection with the project, to which we are entitled RMB0.4 million. The project is expected to be completed in December 2010.

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In December 2006, we were awarded by the Economic and Trade Commission of Guangdong Province to undertake the research and development of low-cost technologies and equipment for BIPV applications, and were provided with a RMB3.0 million grant in connection with the project in March 2007.

Going forward, we intend to continue to focus our research and development efforts in the following areas:

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Increase conversion efficiencies in a cost-effective manner.  Our research efforts focus on thin film design and deposition technology, with the goal of improving the stabilized conversion efficiency of our PV modules. Our current programs include developing novel uses of various silane and doping gases that enhance deposition speed and quality; light trapping structures that improve absorption and optimize film layer thickness and stability; coating processing techniques in window layer design, interface optimization and buffer layer for crystal lattice matching and defect reduction; metal oxide coating for improved optical and electric performance; hetero-junctions formed with amorphous and microcrystalline silicon layers, or with amorphous silicon and silicon-based alloys, for improved efficiency and stability.

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Increase size of PV modules without compromising conversion efficiencies.  Our research efforts are also focused on achieving the same conversion efficiency on 1.8 square meter glasses that we can currently achieve on 1.0 square meter glasses.

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Reduce module costs.  Our product development programs integrate the latest advances in TCO glass, laser scribing, encapsulation materials and processing equipment into a coherent module construction technology. Our goal is to reduce the average PV module manufacturing cost to below US$1.00 per watt in the near future.

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Develop and commercialize flexible PV modules.  We are developing PV modules that can be made from more flexible substrates. Compared with our current PV modules which are made from glass, a rigid substrate, PV modules made from more flexible substrates are lighter, more impact resistant, more flexible and easier to install, making them well-suited for portable electronics, roof installations and space, military or other special applications. We have successfully tested TCO layer coating, amorphous silicon deposition and metal conductive layer coating on flexible substrates, and expect to begin small-scale production of flexible PV modules by the end of 2010.

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Develop strategic applications to broaden our customer base.  We deploy resources in the development of fast installation techniques for utility-scale PV power stations, which we believe will improve user-friendliness and reduce the installation costs of our products. We also deploy resources in the development of several strategic applications such as pre-packaged off-grid irrigation systems. We believe that these applications can help us attract a wider range of customers.

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Further automate our manufacturing lines.  We focus on developing thin film fabrication technology that incorporates highly automated, large scale manufacturing systems with high manufacturing efficiency and product flexibility. Our proprietary manufacturing flow design aims at greatly reducing our unit manufacturing cost. We aim to implement our manufacturing flow design in our new manufacturing facilities.

Our research and development expenses amounted to RMB1.7 million, RMB3.1 million, RMB5.5 million (US$0.8 million) and RMB3.0 million (US$0.4 million) in the fiscal years ended June 30, 2007, 2008 and 2009, respectively and the three months ended September 30, 2009.

Sales and marketing

Sales and marketing channels and strategies

We use different distribution channels and deploy different sales and marketing strategies for different end-application markets.

The off-grid market.    Sales of PV modules for off-grid applications have constituted a significant portion of our total revenues in each of the three fiscal years ended June 30, 2009 and the three months ended September 30, 2009 and are expected to continue to contribute significantly to the growth of our business. We sell PV modules for solar home systems primarily to a select number of China-based exporters who distribute our PV modules to solar home system manufacturers in our target overseas markets through their trade relationships and a select number of foreign distributors. We have also established long-term relationships with a number of domestic manufacturers, who assemble solar home systems using our PV modules for sales into our target overseas markets, and certain foreign manufacturers. We sell PV modules for consumer applications primarily to domestic and international electronics manufacturers, whose products reach end users in China as well as our target overseas markets. We sell our PV modules for street and lawn lamps primarily to domestic manufacturers whose products are sold and used worldwide.

We sell a substantial percentage of these PV modules through non-exclusive sales contracts with terms of one year or less, which, to our knowledge, is common industry practice in the off-grid market. In addition, a significant percentage of these contracts do not contain pricing terms or specify delivery schedules. See "Risk Factors—We depend on short-term sales contracts." However, we maintain a close relationship with our customers to better understand market demands and customer needs to enable us to more effectively plan our manufacturing tasks and procurement of raw materials.

Due to the high level of product recognition we enjoy for our PV modules for off-grid applications, especially consumer applications, we maintain long-term relationships with many of our customers. We plan to continue cultivating our existing relationships to secure recurring orders of larger sizes by enhancing communications with these customers and responding to their manufacturing needs in a timely manner. We also plan to continue to proactively approach distributors and manufacturers to better understand market demands and customer needs. Our PV modules for solar home systems do not currently have a significant presence in the nascent China solar home system market. To further expand the reach of our PV modules for off-grid applications in our target overseas markets, we plan to strengthen existing and build new relationships with exporters and local distributors in these overseas markets. We also plan to build and enhance local direct selling forces.

The BIPV market.    We provide our BIPV products and services to project developers, contractors and owners in China. We were selected by the PRC Ministry of Housing and Construction for Urban and Rural Areas as the preferred provider of BIPV products. We also sell our PV modules to glass curtain wall manufacturers in China.

We intend to continue to form strategic alliances with China's leading EPC companies and other project developers and contractors as well as manufacturers and become their preferred supplier of BIPV products, which had contributed to our involvement in several large-scale domestic BIPV projects in the past. In June 2009, we entered into a strategic cooperation agreement with a subsidiary of the Fifth Bureau of China State Construction Engineering, one of the largest building contractors in China, or the Fifth Bureau, for the supply of BIPV products in the central regions of China. In September 2009, we also entered into a strategic cooperation agreement with Beijing Landsky Lighting Engineering Co., Ltd., or Landsky, the designated lighting system supplier for National Stadium (also known as Bird's Nest), the main venue of Beijing 2008 Olympic Games, for the supply of BIPV products in the northern regions of China. Both of these two companies are our existing customers.

The PV power station market.    We provide PV modules for PV power stations and value-added solutions and services to project developers and owners of PV power stations in overseas markets. We have supplied PV modules and services to an EPC firm based in South Korea in its construction of a 1.0 MW on-grid power station.

We plan to market directly to owners and operators of PV power stations as well as provincial and municipal governments in the PRC market. We have recently entered into two non-binding cooperation framework agreements with certain local government entities in connection with, among other things, the construction of PV power stations. We also plan to further develop our sales network and build relationships with distributors in overseas markets with high potential for growth. We expect to work closely with these institutions to fully develop our potential in the PV power station market. We also plan to improve awareness of amorphous silicon thin film technology and our brand in the PV power station market by participating in industry conferences and trade shows. In addition, we aim to strengthen our value-added system solution service capabilities, including our ability to provide pre-sale consultancy, design, engineering and after-sale maintenance and support services to assist customers in meeting their solar energy system needs and financial objectives.

Sales and marketing activities

Our sales and marketing team works closely with our research and development, manufacturing and procurement teams to coordinate our product development activities, product launches and ongoing demand and supply planning. We engage in a wide range of marketing programs, including industry conferences, trade fairs and public relations events. We also focus on improving our customer service. For instance, we have established representative offices in Beijing and Changsha in order to provide responsive and high quality service to domestic customers across the country.

Quality assurance and certifications

Our quality control procedures start with our design process, where we employ failure analysis based on established engineering principles and in accordance with industry practices. Our quality control procedures also include quality assurance of raw materials, which includes careful selection of reputable suppliers globally, sourcing critical materials from leading manufacturers, annual evaluation of our major suppliers and inspection of raw materials upon their arrival at our factories. Raw materials that fail our inspection are returned to the suppliers. We have also established quality control measures that are consistent with thin-film PV manufacturing industry standards at key stages throughout our manufacturing process. If we detect a problem, we will perform a failure analysis to determine the relevant cause. We conduct various performance tests on our finished products before they are inventoried and again before they are shipped. We generally warrant our products for up to one year for defects in materials and workmanship in accordance with industry standards in the off-grid and BIPV markets. On a case by case basis, we provide warranties with extended periods to a select number of customers at their request. For instance, we provided a warranty to one customer for our products for up to ten years for compliance with the quality and technical specifications provided in the contract and against defects in materials and workmanship. We also provided a warranty to another customer for up to 25 years against defects in equipment and workmanship and up to 10 and 25 years against declines of more than 10% and 20% of rated power, respectively.

We are expecting to receive many types of international certifications for our quality assurance programs, which we believe demonstrate our technological capabilities and instill customer confidence. The following table sets forth the major certifications we have received or are expecting to receive, and major test standards our products have met or are expected to meet as of September 30, 2009.

Certification test dates	Certification or test standard	Relevant products

September 5, 2002	ISO 9001:2000 quality system certification, established by the International Organization for Standardization, an organization formed by delegates from member countries to establish international quality assurance standards for products and manufacturing processes.	The design and manufacture of thin film PV cells, modules and application systems
Various dates from June 2003 to December 2008
	CE certifications, issued by Electronic Technology Systems Dr. Genz GmbH and Waltek Services Co., Ltd., each an international operating test and certification center. An indication that our products have reached "European Conformity."	Certain models of our PV modules and charge controller for our PV System

In addition, we have also submitted for product certifications of IEC 61646 and UL 1703 from UL and for certifications of IEC 61646 and IEC 61730 from TüV.

Intellectual property

We rely primarily on a combination of patents, trademarks and trade secrets, as well as employee and third party confidentiality agreements to protect our intellectual property. As of September 30, 2009, we held 18 patents in China, including five invention patents, 12 utility model patents and one packaging design patent. We also had one patent application pending in each of the United States, Japan and Germany. Historically, certain patents used in our business have been registered or applied for registration in the name of our founder and chief executive officer, Yi Li, in China for administrative simplicity. The development of such patents was led by Mr. Li using our resources, including our research and development personnel, raw materials, equipment and facilities. We entered into license agreements with Mr. Li in January 2006 and October 2007, which agreements were superseded by a license agreement we entered into with Mr. Li in September 2008, as further supplemented by a supplemental license agreement we entered into with Mr. Li in September 2009. As a result, as of September 30, 2009, we had exclusive rights to use 57 patents, including eight invention patents, 35 utility model patents and 14 packaging design patents in China, and exclusive access to 35 pending patent applications in China. Under these agreements, such patents are made available to us at zero consideration until Mr. Li has transferred all legal and beneficial ownership of these patents to us. We continually assess appropriate occasions for seeking patent protection for those aspects of our technology, designs and methodologies and processes that we believe provide significant competitive advantages.

The validity period for utility patents and packaging design patents we own is 10 years, and the validity period for invention patents we own is 20 years, starting from the date the application was filed. We have rights to the utility patents, packaging design patents and invention patents we license from Mr. Li from the licensing date until the expiry date of those patents. As with patent rights in most other jurisdictions, a patent holder in China enjoys the exclusive right to exclude others from using, licensing or otherwise exploiting the patent in China. However, patents we own or have exclusive rights to use could be challenged in China or elsewhere, which could be costly to defend and could divert our management from their normal responsibilities. See "Risk factors—Risks related to our company and our industry—Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly."

We do not believe the expiration or loss of any of the current patents we own or have the exclusive right to use would materially harm our business. We do not know if our patent applications, applications for patent license or any such applications in the future will result in patents being issued with the scope of the claims we seek, if at all, or whether any patents we receive or have the exclusive right to use may be challenged, invalidated or declared unenforceable.

With respect to, among other things, proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements to safeguard our interests. We believe that many elements of our PV manufacturing process involve proprietary know-how, technology or data that are not covered by patents or patent applications, including our proprietary technology and designs in thin-film solar manufacturing equipment, technical processes, algorithms and procedures. We have taken security measures to protect these elements.

All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies they develop during their employment with us. We also require our customers and business partners to enter into confidentiality agreements before we disclose any sensitive aspects of our PV modules, technology or business plans.

We maintain nine trademark registrations, including the names Trony, the Chinese characters "chuangyi," and our logo, in China. We are also in the process of applying for seven additional trademarks. We also maintain three trademark registrations, including the name Trony and our logo, in each of the United States, Japan and the European Union. As our brand name is becoming more recognized in the solar market, we are working to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding.

In an effort to stop or forestall the export of imitation and knock-off products, we have registered our Trony trademark and one of our core patents with customs officials in the PRC. PRC customs procedures provide for the seizure of any exports they inspect that are found to infringe on trademarks on file with them.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. It is difficult to monitor unauthorized use of technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as laws in the United States. In addition, our competitors may independently develop technology similar to ours. Our precautions may not prevent misappropriation or infringement of our intellectual property.

As of the date of this prospectus, we have not been subject to any material intellectual property claims against us.

Competition

The market for PV products is intensely competitive and rapidly evolving. The number of PV product manufacturers is rapidly increasing due to the growing demand for PV products and the PV industry's relatively low barriers to entry. Within the global PV industry, we face competition from crystalline silicon PV module manufacturers, as well as other thin film PV module manufacturers. We also compete with conventional energy and non-solar renewable energy providers.

Cost differentials between solar energy and conventional energy sources have narrowed due to greater economies of scale for manufacturing PV modules, lower equipment and raw material costs and improved conversion and production efficiencies. In addition, once installed, PV systems typically require lower maintenance and little or no fuel, resulting in substantial savings in operating expenses over the expected 20- to 25-year life of the system. We plan to continue to drive down our costs and improve conversion efficiencies of our PV modules. Compared with crystalline silicon PV technology, thin film technology enables manufacturers to produce PV modules with approximately 1% to 2% of the silicon materials used to produce crystalline silicon PV modules. Cost of silicon materials represents a substantial portion of the cost of producing crystalline silicon PV modules. However, the significant decrease in the cost of polysilicon caused by the recent reduced demand for PV products and oversupply of polysilicon have reduced the manufacturing cost of crystalline silicon PV modules, which is expected to lead to greater price competition from manufacturers of these products.

Thin film PV module manufacturing has only been commercialized recently. Although researchers have been developing thin film technology for over 20 years, they were only recently able to integrate the technology into a PV module manufacturing line. Unlike the crystalline silicon manufacturing process, thin film production is a fully-integrated and continuous process, which has the effect of increasing manufacturing efficiency. However, in contrast to crystalline silicon PV modules, no thin film PV modules have been in service for their entire estimated useful life. Therefore, there is limited data available to prove how thin film PV modules, including our PV modules, will perform over their estimated 20- to 25-year useful life.

In addition, we believe the average conversion efficiency of thin film PV modules in high commercial volume (over 20 MW per year) is approximately 30% to 65% lower than the current average conversion efficiency of readily available crystalline silicon PV modules. Low conversion efficiencies may make it difficult for some thin film manufacturers to achieve a competitive cost-per-watt. Furthermore, as compared to crystalline silicon PV modules, thin film PV modules require more space to install for the same amount of power generation output, due to lower conversion efficiency. Despite their better performance in various environments, including high temperature and low light, this may cause the total installation of thin film systems to cost more than crystalline silicon systems of same installed capacity.

Our competitors include conventional crystalline PV cell and module manufacturers such as Suntech Power Holdings Co., Ltd., Trina Solar Limited, Yingli Green Energy Holding Company Limited and the PV product division of Sharp Corporation, a large conglomerate.

We also face competition from other thin film players such as First Solar, Inc., United Solar Ovonic, LLC, the PV product division of Energy Conversion Devices, Inc. and Kaneka Corporation. First Solar, Inc. has announced its intention to invest in the China market, which may allow it to take advantage of lower production and labor costs in China. We may also compete with new entrants to the PV product market, including those that may offer more advanced technological solutions or may have greater financial resources. Furthermore, the solar power industry faces competition from conventional energy and non-solar renewable energy providers. Due to relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs. See "Risk factors—Risks related to our company and our industry—We face intense competition from manufacturers of crystalline silicon PV modules, thin film PV modules, and non-solar renewable energy and conventional energy providers."

Environmental matters

We believe we have obtained all of the environmental permits necessary to conduct our business. Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. However, we have devoted efforts to reduce such wastes to acceptable levels under applicable regulations. We have installed various types of anti-pollution equipment in our facilities to reduce, treat, and where feasible, recycle the wastes generated in our manufacturing process. We believe we are currently in compliance with all applicable environmental laws and regulations. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities. If we fail to comply with present or future environmental laws and regulations, we could be subject to fines, suspension of production or a cessation of operations.

Employees

We had 302, 519, 581 and 603 employees as of June 30, 2007, 2008, and 2009 and September 30, 2009, respectively. The following table sets forth the number of our employees in each of our areas of operations and as a percentage of our total workforce as of June 30 and September 30, 2009:

	As of
	June 30, 2009		September 30, 2009
	Employees	Percentage	Employees	Percentage

Manufacturing, Procurement and Logistics	455	78.3%	466	77.3%
Research and Development	72	12.4	75	12.4
Sales and Marketing	13	2.2	16	2.7
Administration and Management	28	4.8	32	5.3
Finance	13	2.3	14	2.3

Total	581	100.0%	603	100.0%

Our success depends to a significant extent upon our ability to attract, retain and motivate qualified personnel, and our personnel are selected through a rigorous process. We recruit graduates from colleges and universities. We also recruit employees through various other channels, including advertisements in trade journals and postings on job recruitment websites. From time to time, we employ senior technical and managerial personnel through executive search firms and manufacturing personnel through government-established employment agencies. We plan to significantly increase the number of employees in the remainder of 2009 to support our growth strategy.

As of September 30, 2009, 30.2% of our employees held college or higher degrees. All of our manufacturing line employees have post-high school technical degrees or high school diplomas. A number of our employees have overseas education and industry experience. We provide continuous in-house and on-site training to our employees.

We are required under PRC law to make contributions to our employee benefit plans including pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. Our contributions are made based on specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses. Our total contribution for such employee benefits required by applicable regulations amounted to RMB0.3 million, RMB1.0 million, RMB2.4 million (US$0.4 million) and RMB0.7 million (US$103,000) in the fiscal years ended June 30 2007, 2008 and 2009 and the three months ended September 30, 2009, respectively.

Our employees are not covered by any collective bargaining agreement. We believe that we maintain good working relationships with our employees.

Facilities

Our corporate headquarters are located in the Pavilion Century Tower in Shenzhen, where we lease an aggregate of 540 square meters of office space. Our main manufacturing and our research and development facilities are located at the Trony Industrial Park in the Baolong Industrial Zone of the Longgang District in Shenzhen, where we own the right to use a parcel of land of approximately 42,000 square meters, of which approximately 10,000 square meters have been utilized. Our employee dormitory and logistics center are also located on this parcel of land. In the Longgang facility, we have installed an aggregate of 110 MW of manufacturing lines and plan to install additional manufacturing lines as well as expand the capacity of existing manufacturing lines. In Futian district in Shenzhen, we lease 1,261 square meters of manufacturing facility, where our 5 MW manufacturing line for the manufacturing of consumer products is located, 606 square meters of building space as an employee dormitory and 1,164 square meters of office space. In particular, we plan to commence a project to expand our newly installed 70 MW fully-automated manufacturing line in our Longgang facility, which commenced commercial production in August 2009. We estimate that the cost of such expansion will be approximately RMB120.0 million (US$17.6 million). We plan to finance this project with a shareholder loan from Lakes Invest Limited. We expect that the project will be completed by the end of 2009, which will bring our annual manufacturing capacity to 145 MW. We believe that our existing and planned facilities are adequate for our requirements for the foreseeable future.

Insurance

We maintain property insurance policies with reputable insurance companies covering our equipment and facilities. These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our fixed assets other than land amounted to over RMB293 million (US$43.0 million) as of September 30, 2009. We also maintain insurance policies in respect of marine, air and inland transit risks for the export of our products based on the arrangements in the agreements. We do not maintain product quality insurance or key-man life insurance for our executive officers. We consider our insurance coverage to be adequate. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. We paid an aggregate of approximately RMB303,000 (US$44,000) and nil in insurance premiums in the fiscal year ended June 30, 2009 and the three months ended September 30, 2009, respectively.

Legal, arbitral and administrative proceedings

We are currently not a party to any material legal, arbitral or administrative proceedings, and we are not aware of any threatened material legal, arbitral or administrative proceedings against us. We may from time to time become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of our business.

 Regulations

Renewable energy law and government directives

China in recent years has undertaken the following initiatives to encourage the development of the renewable energy sector and, in particular, the solar energy sector:

•
Off-grid electrification projects supporting solar energy.  Off-grid rural electrification projects have been the largest segment in China's PV market. In 2000, the PRC government initiated the RMB10 billion Brightness Program with the goal of providing electricity to nearly 30 million people by 2015. The program seeks to install as much as 320 MW of PV capacity by 2015. China's Renewable Energy Development Project, another program to supply solar home systems to the rural population, ended in 2008. The program supported installation of 402,000 PV systems for public facilities and private households—providing light to more than 2 million homes at a total PV capacity of approximately 11.3 MW.

•
Renewable Energy Law.  In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006. The Renewable Energy Law sets forth policies to encourage the development and use of solar energy and other non-fossil energy and their on-grid application. It authorizes the relevant pricing authorities to set favorable prices for the purchase of electricity generated by solar and other renewable power generation systems. It also sets forth China's national policy to encourage the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, solar PV systems and other solar energy utilization systems. In addition, it provides financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects.

•
National directive to expand solar energy usage in residential and commercial buildings. China's Ministry of Construction issued a directive in June 2005, which seeks to expand the use of solar energy in residential and commercial buildings and encourages the increased application of solar energy in various townships. In addition, China's State Council promulgated a directive in July 2005, which sets forth specific measures to conserve energy.

•
Special funding for renewable energy applications in building construction.  On September 4, 2006, China's Ministry of Finance and Ministry of Construction jointly promulgated the Interim Measures for Administration of Special Funds for Application of Renewable Energy in Building Construction, which provides that the Ministry of Finance will arrange special funds to support the application of renewable energy in building construction in order to enhance building energy efficiency, protect the ecological environment and reduce the consumption of fossil energy. These special funds provide significant support for the application of solar energy in hot water supply, refrigeration and heating, PV technology and lighting integrated into building construction materials.

•
Financial subsidies and preferential tax regulations for renewable energy industry. In August 2007, the NDRC issued the Medium and Long-term Development Plan for Renewable Energy which describes the national government's financial incentives for the renewable energy industry for the multi-year period ending 2020, with an estimated required investment amount of approximately US$300 billion. The plan also calls for increasing the overall installation capacity for solar energy to 300 MW by 2010 and 1.8 GW by 2020. Recent policy statements have indicated that these targets may rise to 400 MW to 500 MW by 2010 and 2 GW by 2020.

•
Energy Conservation Law.  On April 1, 2008, the PRC Energy Conservation Law came into effect. Among other objectives, this law encourages the utilization and installation of solar power facilities in buildings for energy-efficiency purposes.

•
Regional government solar initiatives.  Regional governments have also introduced, and are expected to continue to introduce, detailed incentive schemes to encourage regional use of solar energy. Recently announced examples include the following:

•
In June 2009, the Jiangsu provincial government announced three-year feed-in tariffs of RMB4.3 (US$0.63) per kWh, for BIPV projects, RMB3.7 (US$0.54) per kWh for rooftop PV modules and RMB2.15 (US$0.31) per kWh for ground installations, with these amounts reduced in 2010 to RMB3.5 (US$0.51) per kWh, RMB3.0 (US$0.44) per kWh and RMB1.7 (US$0.25) per kWh and in 2011 to RMB2.9 (US$0.42) per kWh RMB2.4 (US$0.35) per kWh and RMB1.4 (US$0.21) per kWh, respectively. In June 2009, the Jiangsu provincial government also announced a PV industry promotion roadmap to achieve an installation base of 400 MW by 2011.

•
In June 2009, the Ningxia regional government announced a new energy promotion roadmap which laid out an objective to achieve PV installation base of 100 MW, 600 MW and 2.0 GW by 2010, 2015 and 2020, respectively.

•
In May 2009, the Zhejiang provincial government announced a new solar initiative which will facilitate the construction of one million square meters of roof-top solar power stations and the installation of solar street lights on one hundred streets, bringing the total PV system installed capacity to 50 MW by 2012 in Zhejiang Province. The plan also stated that the government will encourage financial institutions to provide financial support for new energy projects.

•
National and local government subsidies for PV technology applications in building construction.

•
In March 2009, China's Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, or the Interim Measures, to support the demonstration and the promotion of solar PV applications in China. Local governments are encouraged to issue and implement supporting policies for the development of solar PV technology. These Interim Measures, set forth subsidy funds set at RMB20 per watt for 2009 to cover solar PV systems integrated into building construction that have a minimum capacity of 50 kilowatt peak.

•
In April 2009, the Ministry of Finance and the Ministry of Housing and Urban-Rural Development jointly issued the "Guidelines for Declaration of Demonstration Project of Solar Photovoltaic Building Applications." These guidelines created a subsidy of up to RMB20 (US$2.93) per watt for BIPV projects using solar-integrated building materials and components and up to RMB15 (US$2.20) per watt for BIPV projects using solar-integrated materials for rooftops or walls.

•
Renewable energy incentive plan.  The PRC government is currently drafting a renewable energy incentive plan, which is expected to accelerate the growth in China's solar power industry. The estimated PV manufacturing capacity in 2020 under this plan will be more than four times larger than under the previous plan released in 2007.

•
National subsidies for solar power applications.  In July 2009, the Ministry of Finance promulgated the Notice for Application of Renewable Energy in Building Construction in Rural Areas, under which the government would support the application of solar energy in building construction for houses and schools in rural areas. The program is expected to provide 60% of the construction costs for buildings with solar power applications. In addition, the Ministry of Finance promulgated the Notice for Application of Renewable Energy in Exemplary Cities, under which the central government would provide subsidies for exemplary cities for a term of three years based on areas with solar power applications.

•
National subsidies for building PV systems.  In July 2009, the PRC Ministry of Finance announced the Golden Sun Program to support the demonstration and application of the PV industry in China. Under this program, on-grid PV systems will be subsidized to cover 50% of total investment costs while off-grid PV systems installed in remote regions with no access to grid will be subsidized to cover 70% of total investment costs. The program seeks to encourage the installation of demonstration projects with an aggregate capacity of 500 MW. A majority of these projects will be on-grid ground-mounted projects. Subsidized systems must be at least 300 kW in size and owned by investors with assets of at least RMB100 million.

Environmental regulations

Our research and development and manufacturing activities may use, generate and discharge toxic, volatile or otherwise hazardous chemicals and wastes. We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. We are subject to various PRC laws and regulations with respect to environmental protection, the prevention and control of water, air, noise and solid waste pollution, and construction project environmental protections.

Work Safety Law

The Work Safety Law, or WSL, was adopted at the 28th meeting of the Standing Committee of the Ninth People's Congress on June 29, 2002, and was promulgated for implementation as of November 1, 2002. The WSL is applicable to the work safety for entities engaging in manufacturing and business operation activities within the PRC. Such entities must comply with the WSL and other relevant laws and regulations concerning work safety and strengthen the administration of work safety, establish and perfect the system of responsibility for work safety, ensure conditions for safe manufacturing, and ensure safety in manufacturing.

Regulations on labor protection

The PRC Labor Contract Law was promulgated on June 29, 2007 and became effective on January 1, 2008. This law governs the establishment of employment relationships between employers and employees, and the conclusion, performance and termination of, and the amendment to, employment contracts. To establish an employment relationship, a written employment contract must be signed. In the event that no written employment contract is signed at the time of establishment of an employment relationship, a written employment contract must be signed within one month after the date on which the employer engages the employee.

Product Quality Law

According to the PRC Product Quality Law, manufacturers shall be liable for the quality of products that they produce and sellers shall take reasonable actions to ensure the quality of the products they sell. The seller is responsible for the repair, exchange or refund of the products if the product displays the following defects:

•
the product sold does not have the attribute or function it ought to have, and there was no advance explanation or statement made to that effect;

•
the product sold does not comply with the adopted standards indicated on the product or its package; or

•
the product sold does not comply with similar product quality as indicated by means of product instruction or sample.

The manufacturer is to compensate the user of the defective product for harm caused by the defective product to any person or property other than the defective product itself, unless the manufacturer is able to provide evidence that:

•
it did not put the product into circulation;

•
the defect did not exist at the time the product was put into circulation, or it came into being afterwards; or

•
the state of scientific or technological knowledge when the product was circulated was not such as to allow the defect be discovered.

The seller is to compensate the user of the defective product for harm caused by the defective product to any person or property other than the defective product itself if such defect is caused by the seller. A person who is harmed or whose property is damaged by the defective product may claim such loss against the manufacturer or the seller.

Restrictions on foreign businesses and investments

The principal regulation governing foreign ownership of solar PV businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue, updated and effective as of December 1, 2007. Under this regulation, the solar PV business is listed as an industry where foreign investments are encouraged.

Dividend distribution

The principal regulations governing distribution of dividends by WFOEs, include:

•
Corporation Law of 1993, as amended;

•
Wholly Foreign-Owned Enterprise Law of 1986, as amended; and

•
Wholly Foreign-Owned Enterprise Law Implementation Rules of 1990, as amended.

Under the current regulatory regime in China, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. After making up for any deficit in prior years pursuant to the PRC laws, a WFOE in China is required to set aside at least 10% of its after-tax profit calculated in accordance with PRC accounting standards and regulations each year as its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a WFOE has the discretion to allocate a portion of its after-tax profits to its staff welfare and bonus funds, which is likewise not distributable to its equity owners except in the event of a liquidation of the foreign-invested enterprise.

Foreign currency exchange

China regulates foreign currency exchanges primarily through the following rules and regulations:

•
Foreign Currency Administration Rules of 1996, as amended; and

•
Administrative Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996.

Changes in foreign exchange and foreign investment regulations in China may affect our ability to invest in China and the ability of our PRC subsidiary to pay dividends and service debts in foreign currencies. Renminbi is not presently a freely convertible currency. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of the SAFE.

Pursuant to the above-mentioned administrative rules, foreign-invested enterprises may buy, sell and/or remit foreign currencies for current-account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentation of valid commercial documents. For most capital-account transactions, approval from SAFE is a pre-condition. Capital investments by foreign-invested enterprises outside China are also subject to limitations and requirements in China, such as prior approvals from the PRC Ministry of Commerce, the SAFE and the NDRC.

Regulation of certain onshore and offshore transactions

In October 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular No. 75, which became effective as of November 1, 2005, and was further supplemented by an implementing notice issued by the SAFE on November 24, 2005. Circular No. 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE. Circular No. 75 states that Chinese residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them.

The term "Chinese legal person residents" as used in the Circular No. 75 refers to those entities with legal person status or other economic organizations established within the territory of China. The term "Chinese natural person residents" as used in the Circular No. 75 includes all Chinese citizens and all other natural persons, including foreigners, who habitually reside in China for economic benefit. The SAFE implementing notice of November 24, 2005 further clarifies that the term Chinese natural person residents as used under Circular No. 75 refers to those "Chinese natural person residents" defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities classified as "domestic-funding" interests.

Chinese residents are required to complete amended registrations with the local SAFE branch upon (i) transfer of equity interests or assets of an onshore enterprise to the offshore entity, or (ii) subsequent overseas equity financing by such offshore entity. Chinese residents are also required to complete amended registrations or filing with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and provision of security. Chinese residents who have already incorporated or gained control of offshore entities that have made onshore investment in China before Circular No. 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006.

Under Circular No. 75, Chinese residents are further required to repatriate back into China all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under Circular No. 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholder loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

Taxation

See "Taxation—People's Republic of China taxation."

 Management

Directors and executive officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position/Title

Yi Li	40	Chairman of the Board of Directors and Chief Executive Officer
Yixiang Chen	45	Director and Executive Vice President
David Ka Hock Toh	57	Independent Director
Chia-Wei Woo	71	Independent Director
Howard Chu	45	Chief Financial Officer
Shengming Hu	45	Chief Technology Officer
Guoliang Wu	30	Vice President of Sales
Huashan Wang	48	Vice President of Marketing
Tak Man Cheung	59	Vice President of Manufacturing
Xiaojun Kang	32	Vice President of Administration

Yi Li co-founded our company in 1993 and was elected as our chairman and chief executive officer in September 1993. He is currently the executive director of Guangdong Solar Energy Association, the chairman of China's national BIPV technical standard committee, and a member of the Photovoltaic Professional Committee of the China Solar Energy Society. From January 1994 to January 1995, Mr. Li was the deputy president of Shenzhen Hi-tech Industry Association, and served as the deputy general manager of Shenzhen Yukang Solar Industry Co., Ltd. From August 1991 to August 1993, Mr. Li worked at Shenzhen Materials and Goods Industry & Trade (Group) Co., Ltd. Mr. Li received a bachelor's degree in precision instrument from Shenzhen University in 1991, and a master's degree in business administration from Huazhong University of Science and Technology in 1999.

Yixiang Chen has served as our executive director and executive vice president since November 2006. He has more than 10 years of experience in management positions as technical inspector and general manager, focusing on security systems installation, marketing and research and development. Mr. Chen was certified as a first grade engineer in China by Honeywell International Inc. in 1996. He was also a part-time lecturer at the Commerce College of Huaqiao University in 2006.

David Ka Hock Toh will become a director of our company upon commencement of trading of our ADSs on the NYSE. Mr. Toh is also an independent director of Want Want China Holdings Limited, a company listed on the Hong Kong Stock Exchange that manufactures and sells snack foods and beverages. Mr. Toh is an independent director of Franklin Offshore Holdings Pte. Ltd., a provider of offshore oil and gas support services. From July 2007 to July 2009, Mr. Toh was chairman of the advisory board of CNP Tax & Advisory Pte. Ltd., a tax advisory firm. From July 1999 to July 2007, Mr. Toh was the leader for providing tax advice on mergers and acquisitions transactions in Asia and head of the China desk for PricewaterhouseCoopers. From 1990 to 1999, he was the head of corporate tax at Coopers & Lybrand, Singapore, an international auditing and accounting services firm, before Coopers & Lybrand merged with Pricewaterhouse to form PricewaterhouseCoopers. From 1975 to 1990, he worked at various accounting firms in Hong Kong and Sydney. Mr. Toh received his bachelor's degree in commerce from the University of New South Wales in Australia in 1975 and is a member of the Institute of Chartered Accountants in Australia.

Professor Chia-Wei Woo will become an independent non-executive director of our company upon commencement of trading of our ADSs on the NYSE. Professor Woo is president emeritus and university professor emeritus of Hong Kong University of Science and Technology, at which he served for 13 years as founding president. He currently serves as an independent non-executive director of Lenovo Group, Shanghai Industrial Holdings, an overseas investment company established by the Shanghai municipal government and listed on the Hong Kong Stock Exchange, and First Shanghai Investments. Professor Woo was president of San Francisco State University as the first Chinese-American to head a major university in the United States, from 1983 to 1988. From 1979 to 1983, Professor Woo was provost and professor of physics at the University of California at San Diego. From 1968 to 1979, Professor Woo taught physics at Northwestern University. Professor Woo received his Ph.D. degree in physics at Washington University in 1966 and carried out postdoctoral research at the University of California at San Diego from 1966 to 1968. Professor Woo published extensively in various fields of physics and received many honors and awards for professional achievement and civic contributions, including a number of fellowships and honorary degrees, the Eleanor Roosevelt Humanitarian Award by the United Nations Association in San Francisco, Gold Bauhinia Star by the government of Hong Kong, Commander of the Most Excellent Order of the British Empire by the queen of the United Kingdom and Chevalier de la Légion d'Honneur by the president of France.

Howard Chu has served as our chief financial officer since July 2009. Prior to joining our company, he was the assistant to the chairman of United Energy Group Limited from October 2008 to June 2009. From May 2006 to April 2008, he was the chief investment officer of Shanghai Century Acquisition Corporation. From February 2001 to February 2006, he was a director of HSBC Markets (Asia) Limited. From November 1999 to January 2001, he co-founded myrice.com and served as the Co-CEO of the company. From 1992 to 1999, he was a director in the corporate finance department at ABN AMRO Asia Corporate Finance Limited. Mr. Chu received a bachelor's degree in science in electrical engineering from the University of Rochester, New York in 1986 and a master's degree in business administration from Columbia University in 1990.

Shengming Hu has served as our chief technology officer since 2007. Mr. Hu is currently the commissioner and vice secretary general of China's national BIPV technical standard committee. He served as our assistant chief engineer in 2006 and the manager of our quality control department from 1999 to 2005. Prior to joining our company in 1999, he was the manager of quality control department at Shenzhen Nanya Technology Co., Ltd. from 1997 to 1999. Mr. Hu received a master's degree in condensed matter physics from Peking University in 1996.

Guoliang Wu has served as our vice president of sales since March 2006. Prior to joining our company in 2006, he was a senior sales manager at ZTE Corporation from January 2004 to November 2005. From October 2002 to November 2003, he worked as an engineer at Vodafone UK. Mr. Wu received a bachelor's degree in international finance from Shenzhen University in 1998, a second bachelor's degree in electronic engineering and application from the University of Central Lancashire in England in 2000.

Huashan Wang has served as our vice president of marketing since 2009. Prior to joining our company in 2009, Dr. Wang was the global marketing technical manager of GE Plastics (now known as SABIC Innovative Plastics) from 2004 to 2008. From 2001 to 2004, he was a Six Sigma Master Black Belt of GE Polymershapes, responsible for initiating, executing and managing project improvement. From 1999 to 2001, he served as a Pacific business leader and an operation manager for the Pacific region at GE Toshiba Silicones Co., Ltd. He served as the general manager from 1997 to 1999 and as a marketing manager from 1996 to 1997 at GE (Shanghai) Drive Systems. From 1994 to 1996, he was the China country manager in control technique of Emerson Electric Co. Dr. Wang received a bachelor's degree in electrical engineering from Xi'an Jiaotong University in 1982 and his PhD in control theory from Imperial College in London in 1988.

Tak Man Cheung has served as our vice president of production since December 2008. Prior to joining our company in 2008, he served as the PRC senior operation manager of Traxon Technologies Ltd. From 1998 to 2001, he served as the general manager of Huagang Optoelectronic Components (Huizhou) Co., Ltd. From 2001 to 2008, he served as the general manager of Huizhou Desay Optoelectronic Technology Co., Ltd. Mr. Cheung received a bachelor's degree in electronic engineering from the National Cheng Kung University of Taiwan in 1972.

Xiaojun Kang has served as our vice president of administration since 2009. Prior to joining our company in January 2007, he served as the manager of the customer service department for western European areas at ZTE Corporation from May 2002 to January 2007. From October 2000 to February 2002, he served as the technical support engineer of Shenzhen Huawei Technologies Co., Ltd. From September 1999 to October 2000, he worked at the 5th Postal and Telecom Research Institution. Mr. Kang received a bachelor's degree in electronic power systems and automation from Southeast University in 1999.

The address of our directors and executive officers is c/o Suite 1217-1225, the Pavilion Century Tower, 4002 North Hua Qiang Road, Shenzhen, 518028, People's Republic of China.

Board of directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

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convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

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declaring dividends and distributions;

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appointing officers and determining the term of office of officers;

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exercising the borrowing powers of our company and mortgaging the property of our company; and

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approving the transfer of shares of our company, including the registering of such shares in our share register.

Committees of the board of directors

Our board of directors will establish an audit committee, a compensation committee and a corporate governance and nominating committee upon commencement of trading of our ADSs on the NYSE.

Audit committee

Our audit committee will initially consist of Messrs. David Ka Hock Toh and Chia-Wei Woo, each of whom satisfies the requirements of New York Stock Exchange Listed Company Manual, or NYSE Manual, Section 303A. Mr. David Ka Hock Toh will be the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that both members of the audit committee will be "independent directors" within the meaning of NYSE Manual Section 303A.02 and will meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

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reviewing with our independent registered public accounting firm any audit issues or difficulties and management's response;

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reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

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discussing the annual audited financial statements with management and our independent registered public accounting firm;

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reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

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annually reviewing and reassessing the adequacy of our audit committee charter;

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such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

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meeting separately and periodically with management, our internal auditor and independent registered public accounting firm.

Compensation committee

Our compensation committee will initially consist of Messrs. David Ka Hock Toh and Chia-Wei Woo. Our board of directors has determined that each member of the compensation committee will be an "independent director" within the meaning of NYSE Manual Section 303A.02. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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approving and overseeing the compensation package for our executive officers;

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reviewing and making recommendations to the board with respect to our compensation policies and the compensation of our directors; and

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reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate governance and nominating committee

Our corporate governance and nominating committee will initially consist of Messrs. David Ka Hock Toh and Chia-Wei Woo. Our board of directors has determined that each member of the corporate governance and nominating committee will be an "independent director" within the meaning of NYSE Manual Section 303A.02. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy of the board;

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reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

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advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

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monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Our board of directors has adopted a code of business conduct and ethics, which will be applicable to our senior executive and financial officers. Our code of business conduct and ethics will be filed as an exhibit to the registration statement that includes this prospectus.

In addition, our board of directors will adopt a set of corporate governance guidelines. The guidelines will reflect certain guiding principles with respect to the structure of our board of directors, procedures and committees. These guidelines are not intended to change or interpret any law, or our third amended and restated memorandum and articles of association.

Interested transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any director in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote on that matter.

Remuneration and borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Terms of directors and executive officers

Our executive officers are elected by and serve at the discretion of the board of directors. However, any person elected by our board of directors to act as a director shall only hold office until the next general meeting and will then be eligible for re-election by shareholders. Other than as set out above, our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution of shareholders. A director will be removed from office automatically if, among other things, the director: (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

Employment agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the employee, including but not limited to a conviction to a felony, or willful gross misconduct by the employee in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time for any material breach of the employment agreement by us that is not remedied promptly after receiving the remedy request from the employee. Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party. Upon termination, the employee is generally entitled to a severance pay of at least one month's salary.

Each executive officer has agreed to hold, both during and subsequent to the term of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulting from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques. Moreover, each of our executive officers has agreed that during the term of his or her employment with us and two years thereafter, subject to certain exemptions, (i) not to serve, invest or assist in any business that directly competes with our business; and (ii) not to solicit any of our officers, directors, employees or agents.

Compensation of directors and executive officers

In the fiscal year ended June 30, 2009, the aggregate cash compensation to our executive officers, including all directors, was RMB2.5 million (US$0.4 million).

2009 equity incentive plan

Our shareholders adopted our 2009 equity incentive plan on October 29, 2009. The 2009 equity incentive plan provides for the grant of options, stock appreciation rights, and other share-based awards such as restricted shares, referred to hereafter as "awards." The purpose of the plan is to aid us in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of our company through the granting of awards. We believe that our company will benefit from the incentives such key employees, directors or consultants will have in our company's success as a result of these awards. Our 2009 equity incentive plan contains the following material provisions:

Termination of awards.    Options and restricted shares will have specified terms set forth in an award agreement. The compensation committee will determine in the relevant award agreement whether options granted under the award agreement will be exercisable following the recipient's termination of services with us. If the options are not exercised or purchased on the last day of the period of exercise, they will terminate.

Administration.    The 2009 equity incentive plan is administered by the compensation committee of our board of directors. The committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The committee has the full power and authority to determine the terms and conditions of each award consistent with the provisions of the plan, including, but not limited to, the exercise price for an option or share appreciation right, vesting schedule of options and restricted shares, forfeiture provisions, form of payment of exercise price and other applicable terms.

Option exercise.    The term of options granted under the 2009 equity incentive plan may not exceed ten years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or a combination of the foregoing methods of payment.

Change in control.    If there is a change in control whereby a third party becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of our voting stock (or the voting stock of any entity which controls us), or acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, or if, under certain specified conditions, there is a change in the composition of a majority of our board of directors, the compensation committee may decide that all outstanding awards that are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such change in control. The compensation committee may also, in its sole discretion, decide to cancel such awards for fair value, provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted, or provide that affected options will be exercisable for a period of at least 15 days prior to the change in control but not thereafter.

Amendment and termination of plan.    Our board of directors may at any time amend, alter or discontinue our 2009 equity incentive plan. Amendments or alterations to our 2009 equity incentive plan are subject to shareholder approval if they increase the total number of shares reserved for the purposes of the plan or change the maximum number of shares for which awards may be granted to any participant, although following this offering shareholder approval will only be required to the extent such approval is required by NYSE rules or regulations. Any amendment, alteration or termination of our 2009 equity incentive plan must not adversely affect awards already granted without consent of the recipient of such awards, provided, however, that the compensation committee may amend the plan in such matter as it deems necessary to permit the granting of the awards meeting the requirements of any applicable laws or regulations. Unless terminated earlier, our 2009 equity incentive plan shall continue in effect for a term of ten years from the date of effectiveness.

Our board of directors and shareholders have authorized the issuance of up to 10 million ordinary shares upon exercise of awards granted under our 2009 equity incentive plan. As of the date of this prospectus, no awards have been granted under the 2009 equity incentive plan.

Under an option agreement we entered into with an executive officer in November 2009, we will grant, upon the pricing of this offering, such executive officer options to purchase such number of our ordinary shares equal to 0.35% of our outstanding ordinary shares as of the closing of this offering. For the purpose of granting these options, the number of our outstanding ordinary shares at the closing of this offering will include (i) the ordinary shares represented by ADSs, sold by us and the selling shareholders as set forth on the cover page of this prospectus in this offering, assuming that the underwriters exercise in full their option to purchase additional ADSs and (ii) the ordinary shares into which the Series A convertible redeemable preferred shares will have been converted at the initial public offering price. These options will have an exercise price that equals to 55.0% of our initial public offering price. 25.0% of such options will become vested and exerciseable upon grant and each of the three subsequent anniversaries of the pricing date of this offering.

We have entered into option agreements with our independent directors, under which we will grant options to purchase 80,000 ordinary shares to our independent directors upon the pricing of this offering. 33% 33% and 34% of such options will become vested and exercisable upon the first, second and third anniversary of the pricing date of this initial public offering, respectively. We also plan to grant options to purchase approximately 2,000,000 ordinary shares to our senior management, key employees and other employees upon or about the pricing of this offering. These options will have an exercise price that equals to the initial public offering price. 25% of such options will become vested and exercisable upon the first, second, third and fourth anniversary of the pricing date of this initial public offering.

 Principal and selling shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of the date of this prospectus, and assuming the conversion of all outstanding Series A convertible redeemable preferred shares into ordinary shares at an initial public offering price of US$10.00 per ADS, which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus and as adjusted to reflect the sale of the ADSs offered in this offering, by:

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each of our directors and executive officers;

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each person known to us to own beneficially more than 5.0% of our ordinary shares; and

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each selling shareholder participating in this offering.

Beneficial ownership includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

The table below does not reflect the exercise of the underwriters' option to purchase up to an additional 2,925,000 ADSs from us.

	Ordinary shares beneficially owned prior to this offering(1)		Ordinary shares being sold in this offering		Shares beneficially owned after this offering(1)
	Number	%	Number	%	Number	%

Directors and Executive Officers:
Yi Li(2)	70,051,556	61.72	—	—	68,101,556	50.07
Yixiang Chen(3)	1,500,000	1.32	—	—	1,500,000	1.10
All directors and executive officers as a group	71,551,556	63.04	—	—	69,601,556	51.17
Principal and Selling Shareholders:
Lakes Invest Limited(4)	54,170,000	47.73	—	—	52,220,000	38.40
Sky Sense Investments Limited(5)	15,881,556	13.99	—	—	15,881,556	11.68
Build Up International Investments Limited(6)	20,820,000	18.34	—	—	20,820,000	15.31
JPMorgan Special Situations (Mauritius) Limited(7)	7,500,000	6.61	3,750,000	3.30	3,750,000	2.76
Intel Capital Corporation(8)	6,000,000	5.29	3,000,000	2.64	3,000,000	2.21

(1)   Percentage of beneficial ownership of each listed person prior to the offering is based on 113,500,000 ordinary shares outstanding as of the date of this prospectus, including ordinary shares convertible from our outstanding Series A convertible redeemable preferred shares, assuming an initial public offering price of US$10.00 per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus. Percentage of beneficial ownership of each listed person after the offering is based on 136,000,000 ordinary shares outstanding immediately after the closing of this offering, calculated based on an initial public offering price of US$10.00 per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus. The actual number of ordinary shares outstanding immediately after the closing of this offering may change depending on the initial public offering price.

(2)   Includes 54,170,000 ordinary shares held by Lakes Invest Limited and 15,881,556 ordinary shares held by Sky Sense Investments Limited. Each of Lakes Invest Limited and Sky Sense Investment Limited is a British Virgin Islands company, and each of them is ultimately owned by Yi Li's family trust. Mr. Li is the sole director of Lakes Invest Limited on all matters of Trony requiring shareholder approval. Mr. Li is the sole director of Sky Sense Investments Limited on all matters of Trony requiring shareholder approval. Mr. Li's business address is Trony Solar Holdings Company Limited, Suite 1217-1225, the Pavilion Century Tower, 4002 North Hua Qiang Road, Shenzhen, 518028, People's Republic of China.

(3)   Represents the beneficial ownership of 1,500,000 ordinary shares held by Wellink Management Limited. Yixiang Chen is the sole director and sole owner of Wellink Management Limited. The business address of Wellink Management Limited is c/o Trony Solar Holdings Company Limited, Suite 1217-1225, the Pavilion Century Tower, 4002 North Hua Qiang Road, Shenzhen, 518028, People's Republic of China.

(4)   Lakes Invest Limited, a British Virgin Islands company, is ultimately owned by Yi Li's family trust. Mr. Li is the sole director of Lakes Invest Limited on all matters of Trony requiring shareholder approval. The business address of Lakes Invest Limited is c/o Trony Solar Holdings Company Limited, Suite 1217-1225, the Pavilion Century Tower, 4002 North Hua Qiang Road, Shenzhen, 518028, People's Republic of China. Lakes Invest Limited granted a warrant to ICBC International Overseas Investment Ltd. to purchase certain of our ordinary shares beneficially held by Mr. Li, exercisable on the date on which the price of this offering is determined. ICBC International Overseas Investment Ltd. has confirmed to us that it intends to exercise the warrant. The number of ordinary shares that ICBC International Overseas Investment Ltd. is entitled to purchase equals to 1,950,000, assuming an initial offering price of US$10.00 per ADS, the midpoint of the estimated public offering price range and is included in the number of shares held by Lakes Invest Limited.

(5)   Sky Sense Investments Limited, a British Virgin Islands company, is ultimately owned by Yi Li. Mr. Li is the sole director of Sky Sense Investments Limited on all matters of Trony requiring shareholder approval. The business address of Sky Sense Investments Limited is c/o Trony Solar Holdings Company Limited, Suite 1217-1225, the Pavilion Century Tower, 4002 North Hua Qiang Road, Shenzhen, 518028, People's Republic of China.

(6)   Build Up International Investments Limited, a British Virgin Islands company, is equally owned by by Yiling Huang and Kam Sze Lau. Yiling Huang and Kam Sze Lau are the directors of Build Up International Investments Limited on all matters of Trony requiring shareholder approval. The address of Build Up International Investments Limited is 20B Wanchai Commercial Center, 194-240 Johnston Road, Wanchai, Hong Kong.

(7)   Represents 7,500,000 ordinary shares issuable upon the automatic conversion of 3,348,439 Series A convertible redeemable preferred shares issued held by JPMorgan Special Situations (Mauritius) Limited calculated based on an offering price of US$10.00 per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus. See "Description of share capital—History of securities issuances." JPMorgan Special Situations (Mauritius) Limited, a Mauritius company, is a wholly owned subsidiary of JPMorgan Chase & Co, a public company listed on the New York Stock Exchange. One of the representatives of the underwriters of this offering is an affiliate of JPMorgan Chase & Co. The business address of JPMorgan Special Situations (Mauritius) Limited is 20/F Chater House, 8 Connaught Road, Central, Hong Kong. JPMorgan Special Situations (Mauritius) has agreed to sell 3,750,000 ordinary shares in the form of ADSs it will hold, which represents 50% of the ordinary shares it is expected to hold in our company upon the automatic conversion of the Series A convertible redeemable preferred shares, calculated based on an offering price of US$10.00 per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus. The actual number of ADSs offered by JPMorgan Special Situations (Mauritius) may change depending on the initial public offering price.

(8)   Represents 6,000,000 ordinary shares issuable upon the automatic conversion of 2,678,752 Series A convertible redeemable preferred shares held by Intel Capital Corporation calculated based on an offering price of US$10.00 per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus. Intel Capital Corporation, a company incorporated under the laws of Delaware, is a wholly owned subsidiary of Intel Corporation. The business address of Intel Capital Corporation is c/o Intel Semiconductor Ltd., 2200 Mission College Blvd., Santa Clara, CA 95052. Intel Capital Corporation has agreed to sell 3,000,000 ordinary shares in the form of ADSs it will hold, which represents 50% of the ordinary shares it is expected to hold in our company upon the automatic conversion of the Series A convertible redeemable preferred shares, calculated based on an offering price of US$10.00 per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus. The actual number of ADSs offered by Intel Capital Corporation may change depending on the initial public offering price.

Under the terms of our Series A convertible redeemable preferred shares, all of the outstanding Series A convertible redeemable preferred shares will automatically convert into ordinary shares upon completion of this offering at the applicable conversion price at the closing of this offering.

Each selling shareholder named above acquired its shares in offerings which were exempted from registration under the Securities Act because they involved either private placements or offshore sales to non-U.S. persons.

JPMorgan Special Situations (Mauritius) Limited has represented to us that it is affiliated with a registered broker-dealer. Based on its representations, we believe that JPMorgan Special

Situations (Mauritius) Limited purchased our Series A preferred shares in the ordinary course of business, and that at the time of such purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the Series A preferred shares or the ordinary shares into which the Series A preferred shares are convertible.

As of the date of this prospectus, none of our outstanding ordinary shares is held by any persons in the United States.

None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

 Related party transactions

Before the completion of this offering, we intend to adopt an audit committee charter, which will require that the committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below are all our related party transactions since the beginning of our preceding three fiscal years.

Transactions with Yi Li and companies controlled by Mr. Li

Yi Li is our founder, chairman of our board of directors and our chief executive officer. As of the date of this prospectus, Mr. Li, through Lakes Invest Limited and Sky Sense Investments Limited, two British Virgin Islands companies ultimately owned by Mr. Li's family trust and controlled by Mr. Li, beneficially owned approximately 61.72% of our equity interests, assuming the automatic conversion of all of our outstanding Series A convertible redeemable preferred shares at an initial public offering price of US$10.00 per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus. In June 2007, Mr. Li provided a personal guarantee to secure a long-term bank loan in the amount of RMB40.0 million for our company. The loan was paid off by us in January 2009.

In September 2008, Sky Sense Investment Limited pledged 13,398,780 ordinary shares of the Company to Series A convertible redeemable preferred shareholders to secure the performance of our redemption obligations of our Series A convertible redeemable preferred shares.

In September 2006, Grand Sun acquired the entire ownership interest in Trony Science from Mr. Li, all his equity interest in Trony Science for a cash consideration of RMB20.0 million, which remains outstanding. Prior to the acquisition, Mr. Li held, directly and indirectly through Yiying Zhang, Mr. Li's mother, Ying Li, Mr. Zhang's sister and a company wholly owned by Mrs. Zhang, 100% of the equity interest in Trony Science. Prior to the fiscal year ended June 30, 2006, Mr. Li also made cash advances to us for our daily operations and business expansion. As of July 1, 2006, the outstanding balance of the amounts owed to Mr. Li was RMB16.7 million. In the fiscal years ended June 30, 2007, 2008 and 2009 and the three months ended September 30, 2009, Mr. Li made further cash advances to us in the amount of RMB20.2 million, RMB15.2 million, RMB5.3 million (US$0.8 million) and nil, respectively, and we made repayments for his cash advances in the amount of RMB0.3 million, RMB13.0 million, RMB18.5 million (US$2.7 million) and nil, respectively. Mr. Li's cash advances to us are unsecured, interest-free and repayable on demand. As of September 30, 2009, the outstanding balance of the amounts owed to Mr. Li was RMB41.4 million (US$6.1 million). This balance includes the RMB20.0 million outstanding cash consideration for the acquisition of Trony Science since September 2006 and the outstanding amount of the cash advances made by Mr. Li. In the fiscal years ended June 30, 2007, 2008 and 2009 and the three months ended September 30, 2009. Additionally, due to exchange rate fluctuations, the balance outstanding was reduced by RMB0.8 million, RMB3.4 million and increased by RMB0.1 million (US$15,000) in the fiscal years ended June 30, 2007, 2008 and 2009, respectively. There was no impact on the outstanding balance due to exchange rate fluctuation in the three months ended September 30, 2009. We entered into three loan agreements to evidence the cash advances in September 2009. We intend to repay the outstanding amounts under these loan agreements with our operating cash flow.

Historically, certain patents used in our business have been registered or applied for registration in the name of Mr. Li for administrative simplicity. The development of such patents were led by Mr. Li using our resources, including our research and development personnel, raw materials, equipment and facilities. We have entered into agreements with Mr. Li under which such patents are made available to us at zero consideration until Mr. Li has transferred all legal and beneficial interest in those patents to us. All patents owned by Mr. Li and used by us in our business were made available to us without any charge during the period.

On October 14, 2009, ICBC International Finance Ltd. lent Lakes Invest Limited, a major shareholder of ours beneficially owned by Mr. Li Yi, an aggregate principal amount of US$30.0 million under the ICBC loan in accordance with a loan agreement dated October 2, 2009. Lakes Invest Limited lent the entire proceeds from the ICBC loan to us on the same date. See "—Loans from related parties." In connection with the funding of the ICBC loan, Lakes Invest Limited pledged 15% of our ordinary shares Lakes Invest Limited owns to ICBC International Finance Ltd. In addition, Lakes Invest Limited also granted ICBC International Overseas Investment Ltd., an affiliate of ICBC International, a warrant to purchase certain number of our ordinary shares Lakes Invest Limited beneficially owns, or the warrant shares, at an exercise price equal to 82% of our initial public offering price. Under the warrant, the number of our ordinary shares ICBC International Overseas Investment Ltd. is entitled to purchase equals to a fraction whose numerator is equal to US$13.0 million and denominator is equal to our initial public offering price. This warrant may be exercisable once on the pricing date of this offering. ICBC International Overseas Investment Ltd. has confirmed to us that it intends to exercise the warrant.

In addition, certain family members of Mr. Li have made cash advances to us under oral arrangements for use in daily operations and for business expansion purposes have received cash advances from us under oral arrangements as cash advances. These loans are unsecured, interest-free and repayable on demand. The largest aggregate outstanding balance of the amounts due to these family members from us during the period from July 1, 2006 to June 30, 2009 was RMB9.3 million (US$1.4 million). The largest aggregate outstanding balance of the amounts due to us from such family members during the period from July 1, 2006 to June 30, 2009 was RMB3.2 million (US$0.5 million). The net aggregate outstanding balance of the amounts owed to these family members of Mr. Li was RMB5.5 million, RMB6.1 million and RMB4.1 million (US$0.6 million) as of June 30, 2007, 2008 and 2009, respectively. We made cash payments to these family members in September 2009 with our operating cash flow. As a result, the net aggregate outstanding amount under these cash advances became zero.

Prior to June 30, 2007, Shenzhen Chuangyixing Investment Company Limited, or Shenzhen Chuangyixing, and Shenzhen Wujie Industrial Development Company Limited, or Shenzhen Wujie, each an affiliate of Mr. Li, made cash advances to us under oral arrangements for our daily operations and business expansion. These cash advances were unsecured, interest-free and payable on demand. As of June 30, 2007, the aggregate outstanding balances of the cash advances due to Shenzhen Chuangyixing and Shenzhen Wujie were RMB9.8 million and RMB0.7 million, respectively. We repaid in full the outstanding amounts owed to Shenzhen Chuangyixing and Shenzhen Wujie during the fiscal year ended June 30, 2008.

Transactions with certain related parties

Shine Faith Asia Limited is a trading company and a company in which Yiying Zhang, Mr. Li's mother, is the sole beneficial owner. During the fiscal years ended June 30, 2007, 2008 and 2009, we sold PV modules to Shine Faith in the amount of RMB3.2 million, RMB3.7 million and

RMB13.0 million (US$1.9 million), respectively. During the fiscal years ended June 30, 2007, 2008 and 2009, we purchased equipment and raw materials from Shine Faith in the amount of RMB1.7 million, RMB2.1 million and RMB1.5 million (US$0.2 million), respectively. The aggregate amount due to Shine Faith as of June 30, 2009 were RMB4.1 million (US$0.6 million), which was fully repaid in September 2009 with our operating cash flow. Our transactions with Shine Faith were conducted in the ordinary course of business on terms comparable to those with third parties.

Shenzhen Yiying Patent & Trademark Agency is our patent and trademark agent and is a partnership controlled by Ms. Zhang. We paid RMB190,000, RMB277,000, RMB429,000 (US$63,000) and RMB163,000 (US$24,000) trademark registration fees and agent fees to Shenzhen Yiying in the fiscal years ended June 30, 2007, 2008 and 2009 and the three months ended September 30, 2009, respectively. These fees related to patent and trademark applications made on our behalf and on the behalf of Mr. Li, as Mr. Li had made available to us without any charge the exclusive rights to use trademarks and patents owned by him. Our transactions with Shenzhen Yiying were conducted in the ordinary course of business on terms comparable to those with third parties.

Shenzhen Chuangyi Solar Construction Company Limited, or Chuangyi Solar Construction, is a company specializing in the installation of BIPV products. The company is wholly owned by Ms. Zhang. Prior to the fiscal year ended June 30, 2006, Chuangyi Solar Construction provided technical consulting service to us in relation to one project relating to our sales and installation of BIPV products. The amount due to Chuangyi Solar Construction was RMB1.7 million (US$249,000) as of June 30, 2009, which was fully repaid in September 2009 with our operating cash flow. The transaction was conducted in the ordinary course of business on terms comparable to those with third parties. We have not done any business with Chuangyi Solar Construction in the past three fiscal years and do not expect to do any business with it in the future.

Loans from related parties

During the fiscal year ended June 30, 2008, we entered into a loan agreement with an affiliate of Build Up International Investments Limited, one of our shareholders, under which agreement we borrowed RMB305.0 million for the acquisition of a new plant and machinery. The loan is unsecured, interest-free and initially repayable in April 2010. Under a supplementary agreement entered into in June 2009, repayment of the loan was extended until April 2012. Imputed interest was computed using the then prevailing market interest rate of 7.56% for comparable long-term borrowings on the initial loan inception date and 5.40% on the loan extension date. Amortized imputed interest expense amounted to nil, RMB4.5 million, RMB20.9 million (US$3.1 million) and RMB3.6 million (US$0.5 million) for the fiscal years ended June 30, 2007, 2008 and 2009 and the three months ended September 30, 2009, respectively. Additionally, amortized imputed interest expense amounting to nil, RMB4.5 million, RMB20.9 million (US$3.1 million) and RMB1.2 million (US$0.2 million) were capitalized in the consolidated balance sheets as the loan is specifically relates to acquisition of property, plant and equipment. We intend to repay the outstanding amounts under this loan agreement with our operating cash flow.

Kam Sze Lau, through his shareholding interest in Build Up International Investments Limited, a British Virgin Islands company, is a beneficial shareholder of our company. Mr. Lau advanced funds to us under oral arrangements for use in daily operations and for business expansion purposes in the fiscal year ended June 30, 2009. These loans are unsecured, interest-free and repayable on demand. The aggregate outstanding balance of these loans as of September 30, 2009 was RMB1.3 million (US$0.2 million). The largest aggregate outstanding balance of these loans during the period from July 1, 2006 to September 30, 2009 was RMB9.5 million (US$1.4 million). We repaid these loans in full with our operating cash flow in November 2009.

Lai Ting Liu is a shareholder of our company. Ms. Liu advanced funds to us under oral arrangements for use in daily operations and for business expansion purposes. These loans are unsecured, interest-free and repayable on demand. The aggregate outstanding balance of these loans as of September 30, 2009 was RMB1.0 million (US$0.1 million). The largest aggregate outstanding balance of these loans during the period from July 1, 2006 to September 30, 2009 was RMB14.7 million (US$2.2 million). We repaid these loans in full with our operating cash flow in November 2009.

We borrowed US$30.0 million from our major shareholder, Lakes Invest Limited, on October 14, 2009 under a shareholder loan agreement dated October 2, 2009. Lakes Invest Limited funded the shareholder loan using all the proceeds it received from ICBC International under the ICBC loan, which was drawn down in full on October 14, 2009. Each of the ICBC loan and the shareholder loan bears an annual interest rate of 3.5%, payable quarterly. The ICBC loan has a term of six months, which may be extended to one year if this offering has not occurred within the initial term, and may be further extended to 30 days after the completion of this offering if this offering is completed within the 30 day period prior to the first anniversary of the loan. The loan must be repaid in full within 30 days after an initial public offering. The term of the shareholder loan is the same as the term of the ICBC loan. Under the shareholder loan agreement, we are obligated to repay in full the outstanding amount owed to ICBC International Finance Ltd. by Lakes Invest Limited on behalf of Lakes Invest Limited within a 30-day period after the completion of this offering using a portion of the net proceeds we receive from the offering. This repayment will discharge our obligations under the shareholder loan. We intend to comply with this requirement.

In connection with the funding of the ICBC loan, Lakes Invest Limited pledged 15% of our ordinary shares Lakes Invest Limited owns, or the pledged shares, and we pledged 13.25% of the issued share capital of Grand Sun, our HK subsidiary, to ICBC International. Our pledge of the shares of Grand Sun to ICBC International is subordinated to the pledge over the same shares of Grand Sun we granted to the Series A shareholders. In addition, Lakes Invest Limited granted ICBC Overseas, an affiliate of ICBC International, a warrant to purchase certain of our ordinary shares Lakes Invest Limited beneficially owns, or the warrant shares, at a discount to our initial public offering price. For details, see "—Transactions with Yi Li and companies controlled by Mr. Li."

We also granted certain piggyback registration rights to ICBC International and ICBC Overseas with respect to the pledge shares and the warrant shares, respectively. See "Share capital—Registration rights."

Cash advances to certain officers

We made cash advances to three of our officers to reimburse travel and similar expenses for their performance of executive duties. Such advances are unsecured, interest-free and repayable on demand. The aggregate outstanding balance of these advances as of September 30, 2009 was RMB195,000 (US$29,000).

 Description of share capital

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (as amended) of the Cayman Islands, which is referred to as the Companies Law.

As of the date of this prospectus, our authorized share capital consists of 493,972,809 ordinary shares, with a par value of US$0.0001 each and 6,027,191 Series A convertible redeemable preferred shares, with a par value of US$0.0001 each. As of the same date, there are 100,000,000 ordinary shares issued and outstanding and 6,027,191 Series A convertible redeemable preferred shares issued and outstanding. All of our issued and outstanding Series A convertible redeemable preferred shares will automatically convert into 13,500,000 ordinary shares, calculated based on an initial public offering price of US$10.00 per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus, upon completion of this offering. The actual number of ordinary shares outstanding immediately after the closing of this offering may change from that stated above depending on the initial public offering price.

Our amended and restated memorandum and articles of association adopted by special resolution on October 30, 2009, or the third amended and restated memorandum and articles of association, will become effective upon completion of this offering. Upon the completion of this offering, our authorized capital will consist of 500,000,000 ordinary shares, with a par value of US$0.0001 per share and there will be 136,000,000 ordinary shares issued and outstanding, calculated based on an initial public offering price of US$10.00 per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus. The following are summaries of material provisions of our third amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. Holders of our ADRs will not be treated as our shareholders and their rights are subject to the deposit agreement. See "Description of the American depositary shares."

Ordinary shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting rights

Each holder of ordinary shares is entitled to one vote on all matters upon which the ordinary shares are entitled to vote on a show of hands or, on a poll, each holder is entitled to have one vote for each share registered in his or her name on the register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.

A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders' meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding an aggregate of at least 10% of our ordinary shares. Advance notice of at least ten days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares.

Transfer of ordinary shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still exists, or a transfer of any share (not being a fully paid up share) on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

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the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

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the instrument of transfer is in respect of only one class of ordinary shares;

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the instrument of transfer is properly stamped, if required;

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in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

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the ordinary share transferred is free of any lien in favor of us.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days' notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on ordinary shares and forfeiture of ordinary shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of ordinary shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our third amended and restated memorandum and articles of association.

Variations of rights of shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of books and records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where you can find additional information."

Changes in capital

We may from time to time by ordinary resolutions:

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increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

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consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

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convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

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sub-divide our existing shares, or any of them into shares of a smaller amount that is fixed by our third amended memorandum and articles of association; or

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cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of additional preferred shares

The Companies Law (as amended) of the Cayman Islands does not prohibit companies from adopting anti-takeover provisions. Our third amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our third amended and restated memorandum of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

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the designation of the series;

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the number of shares of the series;

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the dividend rights, dividend rates, conversion rights and voting rights; and

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the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Actions requiring the approval of a supermajority of our board of directors

Certain actions require the approval of a supermajority of at least two-thirds of our board of directors, including:

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the appointment or removal of either of our chief executive officer or chief financial officer;

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any anti-takeover action in response to a takeover attempt;

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any merger resulting in our shareholders immediately prior to such merger holding less than a majority of the voting power of the outstanding share capital of the surviving business entity;

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the sale or transfer of all or substantially all of our assets; and

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any change in the number of our board of directors.

Exempted company

We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company registered in the Cayman Islands that conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company.

The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

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annual reporting requirements are minimal and consist mainly of a statement that the company has conducted its operations mainly outside of the Cayman Islands and has complied with the provisions of the Companies Law;

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an exempted company's register of members is not open to inspection;

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an exempted company does not have to hold an annual general meeting;

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an exempted company may issue negotiable or bearer shares or shares with no par value;

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an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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an exempted company may register as a limited duration company; and

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an exempted company may register as a segregated portfolio company.

"Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. We currently intend to comply with the NYSE rules, in lieu of following home country practice after the closing of this offering. The NYSE rules require that every company traded on the NYSE hold an annual general meeting of shareholders. In addition, our proposed third amended and restated memorandum and articles of association which, upon receiving the requisite shareholder approval, is expected to become effective immediately upon the closing of this offering, will allow directors or shareholders to call special shareholder meetings pursuant to the procedures set forth in the articles. We believe that the differences with respect to being a Cayman Islands exempted company as opposed to a Delaware corporation do not pose additional material risks to investors, other than the risks described under "Risk Factors—Risks related to our ADSs and this offering."

Differences in corporate law

The Companies Law is modeled after applicable English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in Delaware and their shareholders.

Mergers and similar arrangements

The Companies Law of the Cayman Islands provides, subject to certain conditions, that a Cayman Islands company limited by shares may merge or consolidate with one or more Cayman Island companies or foreign companies where the surviving or consolidated company will be a Cayman Islands company.

To proceed with any such merger or consolidation, the directors of each constituent company must first approve a written plan of merger or consolidation, or Plan, which should specify, among other things, the terms and conditions of the proposed merger or consolidation, including the rights and restrictions to be attached to the shares issued in the consolidated or surviving company. The Plan must be authorized by each constituent company by a shareholder resolution by a majority in number representing 75% in value of the shareholders voting together as one class. If the shares to be issued to each shareholder in the consolidated or surviving company are to have the same rights and economic value as the shares held in the constituent company, the Plan must be authorized by each constituent company by a special resolution (usually, and in any event not less than, a two-thirds majority) of the shareholders voting together as one class. For dissenting shareholders the law contains a mechanism whereby a shareholder of a constituent company which is a Cayman Islands company can seek payment of the fair value of his or her shares. Once the constituent companies have obtained the necessary authorizations and consents, the Plan must be filed with the Registrar of Companies together with various supporting documents in relation to each constituent company before the merger or consolidation becomes effective.

Upon the merger or consolidation taking effect, all rights and property of each of the constituent companies immediately vest in the surviving or consolidated company and the surviving or consolidated company assumes all obligations of each of the constituent companies.

In addition, statutory provisions facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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the statutory provisions as to the dual majority vote have been met;

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the shareholders have been fairly represented at the meeting in question;

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the arrangement is such that a businessman would reasonably approve; and

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the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90% of the shares (within four months), the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders' suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

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a company acts or proposes to act illegally or ultra vires;

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the act complained of, although not ultra vires, could be effected if duly authorized by a special or ordinary resolution that has not been obtained; and

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those who control the company are perpetrating a "fraud on the minority."

Indemnification of directors and executive officers and limitation of liability

Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our third amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers including Mr. Li, our founder, chairman of our board of directors and our chief executive officer, who beneficially owns approximately 61.72% of our outstanding shares as of the date hereof, assuming the automatic conversion of all of our outstanding Series A convertible redeemable preferred shares at an initial public offering price of US$10.00 per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus. These agreements provide such persons with additional indemnification beyond that provided in our third amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-takeover provisions in our third amended and restated memorandum and articles of association

Some provisions of our third amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our third amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors' fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our third amended and restated articles of association do not permit a resolution of shareholders to be passed without a meeting being held.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law and our second amended and restated articles of association allow our shareholders holding not less than 10% of the paid up voting share capital of our company to requisition a shareholder's meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings. However, our third amended and restated articles of association require us to call such meetings.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our third amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any fewer protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our third amended and restated memorandum and articles of association, directors can be removed by the ordinary resolution of shareholders.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may the dissolution be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our third amended and restated memorandum and articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or by an ordinary resolution on the basis that we are unable to pay our debts as they fall due.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our third amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a class meeting of holders of two-thirds of the shares of such class.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our third amended and restated memorandum and articles of association may only be amended with a special resolution at a meeting of shareholders.

Rights of non-resident or foreign shareholders

Our third amended and restated memorandum and articles of association do not impose limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, our third amended and restated memorandum and articles of association do not contain provisions governing the ownership threshold above which shareholder ownership must be disclosed.

History of securities issuances

On June 23, 2006, we issued one ordinary share to Offshore Incorporations (Cayman) Limited, our registered office, for US$1.00 in connection with our incorporation. On November 17, 2006, Offshore Incorporations (Cayman) Limited transferred the one ordinary share to Lakes Invest Limited, and issued an additional 999 shares to Lakes Invest Limited for a subscription price of US$1.00 per share. Lakes Invest Limited subsequently transferred 185 and 260 ordinary shares to Sky Sense Investment Limited and Build Up International Investments Limited, respectively.

On September 23, 2008, each of our ordinary shares was subdivided into 10,000 ordinary shares of US$0.0001 par value each. Immediately after the sub-divisions, we issued 49,950,000 ordinary shares, 16,650,000 ordinary shares and 23,400,000 ordinary shares to Lakes Invest Limited, Sky Sense Investments Limited and Build Up International Investments Limited, respectively, for a subscription price of US$0.0001 per share.

On September 23, 2008, we issued 1,122,871 ordinary shares to a related party, for consideration of US$2.0 million plus RMB5.0 million; however, we did not receive the subscription money prior to the issuance of the ordinary shares. In January 2009, the related party further notified us that it had no intention of paying for the issued shares and wished to surrender the shares to us for no consideration. Pursuant to a board resolution, we cancelled those shares on August 6, 2009.

We accounted for the cancellation of these ordinary shares as if they were cancelled at issuance during the year ended June 30, 2009 and hence those ordinary shares were not shown as issued and outstanding in the consolidated balance sheet and consolidated statements of changes in shareholders' equity and comprehensive income as of June 30 and September 30, 2009 respectively.

On September 26, 2008, we issued an aggregate of 6,027,191 Series A convertible redeemable preferred shares to JPMorgan Special Situations (Mauritius) Limited and Intel Capital Corporation, our Series A shareholders, for an aggregate consideration of US$45.0 million under a Series A Preferred Share Purchase Agreement entered into by the parties on September 26, 2008. Subscription receivable of US$10.0 million for Series A convertible redeemable preferred shares was withheld by an escrow agent pending the testing of fulfillment of certain financial metrics pursuant to the share purchase agreement. On August 14, 2009, we obtained a waiver from the Series A shareholders under which each Series A shareholder unconditionally and irrevocably waived the requirement in the share purchase agreement that the financial covenant be satisfied as a condition to the release of the US$10.0 million being held in escrow, and agreed to authorize the escrow agent to release the sum of US$10.0 million to us as soon as possible following the date of the waiver, which amount was subsequently received by us in August 2009. In addition, the Series A shareholders also agreed to covenants whereby they would not exercise their put options on the Series A convertible redeemable preferred shares until the earlier of (i) such date we have ceased to be actively preparing for our initial public offering or (ii) January 29, 2010; provided that we may, by written notice to each of the Series A shareholders prior to January 29, 2010, extend such date until March 29, 2010.

Each Series A convertible redeemable preferred share shall automatically be converted into an ordinary share at the applicable conversion price at the closing of our Qualified IPO, which is defined as the closing of our first sale of our shares in a firm commitment underwritten initial public offering that results in such securities being listed or registered on a Qualified Exchange, including the NYSE, the public offering price of which values us for not less than US$1.0 billion immediately following such public offering and which results in aggregate cash proceeds to us of not less than US$200.0 million.

If our valuation immediately prior to the effectiveness of the Qualified IPO, or the Pre-IPO Valuation, is less than or equal to US$1.7 billion, the Series A convertible redeemable preferred shares shall be convertible into that number of our ordinary shares which represents a percentage of our as-converted, fully diluted outstanding equity securities immediately prior to the effectiveness of the Qualified IPO, which percentage shall be equal to the result of (i) 200%, multiplied by (ii) the result of US$45.0 million divided by the amount of the Pre-IPO Valuation.

If our Pre-IPO Valuation is greater than US$1.7 billion, the Series A convertible redeemable preferred shares shall be convertible into that number of our ordinary shares which represents a percentage of our as-converted, fully diluted outstanding equity securities, immediately prior to the effectiveness of the Qualified IPO, which percentage shall be equal to the result of (i) the Series A Percentage Interest (as defined below), multiplied by (ii) the sum of (a) 70% multiplied by the Pre-IPO Valuation and (b) 30% multiplied by US$1.7 billion, divided by (iii) the Pre-IPO Valuation. Series A Percentage Interest means the percentage of our equity securities (viewed on a fully-diluted and as-if converted basis) that the holders of Series A convertible redeemable preferred shares hold immediately prior to the effectiveness of the Qualified IPO. The conversion of the Series A convertible redeemable preferred shares in connection with the Qualified IPO will occur simultaneously with and contingent upon the occurrence of the effectiveness of the Qualified IPO.

On November 20, 2009, the Series A shareholders and we agreed that the closing of this initial public offering shall be deemed and treated for all intents and purposes as the closing of a Qualified IPO under the investors' rights agreements dated as of September 26, 2008 between us and Series A shareholders and our second amended and restated memorandum and articles of association.

Redemption rights

At any time after January 29, 2010, or March 29, 2010 if extended by written notice by us to our Series A shareholders, or upon the occurrence of certain events specified in our second amended and restated memorandum and articles of association, including certain change of control events, our Series A shareholders have the right to redeem some or all of their Series A convertible redeemable preferred shares at the original purchase price of such shares plus a return calculated at a rate of 20% per annum, accruing daily and compounding annually, from the date on which our first Series A convertible redeemable preferred share was issued until the date of redemption, after taking into account any dividends paid on such shares.

Registration rights of Series A shareholders

Set forth below is a description of the registration rights we granted to Series A shareholders and their permitted transferees and assignees under the investors' rights agreements dated as of September 26, 2008.

Demand registration rights

Series A shareholders who hold at least 50% of the registrable securities then outstanding may request us in writing to file a registration statement under the Securities Act for at least 20% of the registrable securities then outstanding, or a lesser percentage if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed US$20 million. We are not obligated to effect such demand registrations on more than two occasions.

Piggyback registration rights

If we propose to file a registration statement with respect to a public offering of our securities solely for cash, we must offer the Series A shareholders the opportunity to include their securities in the registration statement. However, we shall have the right to terminate or withdraw any registration initiated by us prior to its effectiveness if the underwriter for the proposed offering advises us that market conditions require a delay or termination of the proposed offering. These requests for registrations are not counted as demand registrations.

Form F-3 registration rights

Series A shareholders who hold at least 50% of the registrable securities then outstanding may request us in writing to file a registration statement on Form F-3 or any comparable or successor form with respect to all or a part of the registrable securities owned by such Series A shareholders. We shall not be obligated to effect such registration if (i) Form F-3 is not available for such offering; (ii) if such offering would be materially detrimental to us and our shareholders, in which case we can defer the filing for up to 90 days; (iii) if, within the six month period preceding the request, we have already effected a registration other than a registration from which the Series A shareholders have been excluded; or (iv) if the aggregate anticipated price of such offering is less than US$20 million. These requests for registrations are not counted as demand registrations or piggyback registrations.

Expenses of registration

We will pay all expenses (other than underwriting discounts and commissions and stock transfer levies or taxes) relating to any registration, except that we are not required to pay any expenses of any registration initiated by the exercise of the demand registration rights or the Form F-3 registration rights if the registration request is subsequently withdrawn at the request of holders of a majority of the registrable securities to be registered, in which case the holders shall bear such expenses pro rata.

Standard of action

Upon the exercise of the registration rights under the investors' rights agreement, we are obligated to prepare and file with the SEC a registration statement covering the registrable securities and cause such registration statement to become effective, and, upon the request of the holders of a majority of the registrable securities registered, keep such registration statement effective for up to 90 days or until the distribution described in such registration statement is completed, if earlier.

Registration rights of ICBC International and ICBC Overseas

In connection with the ICBC loan under which Lakes Invest Limited borrowed US$30.0 million from ICBC International and lent the proceeds to us, we entered into a registration rights agreement with ICBC International and ICBC Overseas, an affiliate of ICBC International. Under the registration rights agreement, we granted ICBC International and ICBC Overseas piggyback registration rights with respect to our ordinary shares that Lakes Invest Limited owns and pledged for the benefit of ICBC International and our ordinary shares that Lakes Invest Limited owns which are subject to an ordinary shares purchase warrant that Lakes Invest Limited granted to ICBC Overseas, in each case in connection with the ICBC loan. If we propose to file a registration statement with respect to a public offering of our securities by us or any shareholder other than ICBC Overseas or ICBC International solely for cash, we must offer ICBC Overseas and ICBC International the opportunity to include their securities in the registration statement. However, we have the right to terminate or withdraw any registration initiated by us prior to its effectiveness if the underwriter for the proposed offering advises us that market conditions require a delay or termination of the proposed offering. For more details on the ICBC loan, see "Related party transactions—Loans from related parties."

 Description of American depositary shares

American depositary receipts

JPMorgan Chase Bank, N.A., as depositary will issue the ADSs which you will be entitled to receive in this offering. Each two ADSs will represent an ownership interest in three ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary's office is located at 4 New York Plaza, New York, NY 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC's Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC's website at http://www.sec.gov.

Share dividends and other distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

Cash.    The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary's expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

Shares.    In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

Rights to receive additional shares.    In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

•
sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

•
if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

Other Distributions.    In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, withdrawal and cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with this offering) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as "deposited securities".

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary's direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder's name. An ADR holder can request that the ADSs not be held through the depositary's direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary's office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. In the case of certificated ADSs, delivery will be made at the custodian's office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•
temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends;

•
the payment of fees, taxes and similar charges; or

•
compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•
to receive any distribution on or in respect of shares,

•
to give instructions for the exercise of voting rights at a meeting of holders of shares, or

•
to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR,

•
to receive any notice or to act in respect of other matters

all subject to the provisions of the deposit agreement.

Voting rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and other communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•
a fee of up to US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•
a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•
a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•
reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary's agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•
a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•
stock transfer or other taxes and other governmental charges;

•
cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•
transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•
expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

Payment of taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, recapitalizations and mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

(1)
amend the form of ADR;

(2)
distribute additional or amended ADRs;

(3)
distribute cash, securities or other property it has received in connection with such actions;

(4)
sell any securities or property received and distribute the proceeds as cash; or

(5)
none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary's only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on obligations and liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

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payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

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the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

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compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

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any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, The People's Republic of China (including the Hong Kong Special Administrative Region, the People's Republic of China) or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary's or our respective agents' control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

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it exercises or fails to exercise discretion under the deposit agreement or the ADR;

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it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

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it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

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it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder's or beneficial owner's income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary's direct registration system. Registered holders of ADRs may inspect such records at the depositary's office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may (i) issue ADSs prior to the receipt of shares and (ii) deliver shares prior to the receipt of ADSs for withdrawal of deposited securities, including ADSs which were issued under (i) above but for which shares may not have been received (each such transaction a "pre-release"). The depositary may receive ADSs in lieu of shares under (i) above (which ADSs will promptly be canceled by the depositary upon receipt by the depositary) and receive shares in lieu of ADSs under (ii) above. Each such pre-release will be subject to a written agreement whereby the person or entity (the "applicant") to whom ADSs or shares are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares or ADSs that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares or ADSs in its records and to hold such shares or ADSs in trust for the depositary until such shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares or ADSs, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days' notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and shares involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to (b) above, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

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be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

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appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf.

 Shares eligible for future sale

Upon completion of this offering, we will have 19,500,000 outstanding ADSs, representing 29,250,000 ordinary shares, or approximately 21.5% of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while the ADSs have been approved for listing on the NYSE, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up agreements

We have agreed that, without the prior written consent of the representatives, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our ADSs or securities convertible into or exchangeable or exercisable for any of our ADSs, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing for a period of 180 days after the date of this prospectus.

Furthermore, our selling shareholders, our directors, executive officers and certain of our other existing shareholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering under which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of the representatives transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise. Additionally, one of our existing shareholders holding 1,650,000 of our ordinary shares has entered into a 90-day lock-up agreement with the underwriters. After the expiration of each applicable lock-up period, the ordinary shares or ADSs held by the selling shareholders, our directors, executive officers or our other existing shareholders, as the case may be, may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The lock-up periods are subject to adjustment under certain circumstances. See "Underwriting."

A total of 106,750,000 of our ordinary shares are subject to the lock-up agreements, among which 7,928,444 shares held by non-affiliates will be eligible for sale under Rule 144(k) of the Exchange Act after the expiration of the 180-day lock-up period, 1,650,000 ordinary shares held by a non-affiliate will be eligible for sale under Rule 144(k) of the Exchange Act after the expiration of the 90-day lock-up period, and 97,171,556 shares held by affiliates will be subject to the volume and other restrictions of Rule 144 after the expiration of the 180-day lock-up period.

These restrictions do not apply to (1) the ADSs and the ordinary shares representing such ADSs being offered in connection with this offering and (2) up to 2,925,000 ADSs and the ordinary shares representing such ADSs that may be purchased by the underwriters if their option to purchase additional ADSs is exercised in full.

We are not aware of any plans by any significant shareholder to dispose of significant numbers of ADSs or ordinary shares. We cannot assure you, however, that one or more existing shareholders will not dispose of significant numbers of ADSs or ordinary shares. See "Principal and selling shareholders" for a description of our significant shareholders. No prediction can be made as to the effect, if any, that future sales of ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the market price of our ADSs prevailing from time to time. Sales of substantial amounts of ADSs or ordinary shares in the public market, or the perception that future sales may occur, could materially and adversely affect the prevailing market price of our ADSs.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned our ordinary shares for at least six months is entitled to sell the ordinary shares without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owing 10% or more of our outstanding shares) may sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

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1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 1,360,000 ordinary shares immediately after this offering, or approximately 1,403,875 ordinary shares if the underwriters exercise their option to purchase additional ADSs in full; or

•
the average weekly trading volume of our ADSs, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Such sales are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Persons who are not our affiliates and have beneficially owned our ordinary shares for more than six months but not more than one year may sell the ordinary shares without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the ordinary shares without registration under the Securities Act.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, each of our employees, consultants or advisors who purchases shares, in the form of ADSs or otherwise, from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their ordinary shares under the Securities Act, following the expiration of the lock-up agreements described above. See "Description of share capital—Registration rights."

 Taxation

The following is a general summary of material Cayman Islands, PRC and U.S. federal income tax considerations relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States.

Cayman Islands taxation

The following discussion represents the opinion of Walkers, our Cayman Islands counsel. The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands are not parties to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People's Republic of China taxation

The following discussion represents the opinion of Jingtian & Gongcheng, our PRC counsel.

Enterprise income tax

Before the EIT Law and its implementation rules became effective on January 1, 2008, entities operating in the PRC were typically subject to the Enterprise Income Tax rate of 33% (30% state tax and 3% local tax). However, pursuant to certain tax incentive policies, a preferential tax rate of 15% was available to foreign invested enterprises located in the Shenzhen Special Economic Zone, including Trony Science.

Under the EIT Law, effective on January 1, 2008, domestically-owned enterprises and foreign invested enterprises are typically subject to a uniform tax rate of 25%. However, companies that previously enjoyed preferential tax treatments were afforded a transition period by the implementation regulations of the EIT Law. Trony Science enjoyed such a preferential tax treatment and thus would be eligible for a gradual increase of tax rate to 25% in five years beginning January 1, 2008. Specifically, the applicable rate under this transitional arrangement would be 18%, 20%, 22%, 24% and 25% for the years of 2008, 2009, 2010, 2011 and 2012, respectively. Since Trony Science is an enterprise operating in the Shenzhen Special Economic Zone, it is eligible for the aforementioned transitional arrangement.

For those enterprises entitled to tax holidays, such tax holidays shall continue until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents, but where a tax holiday has not yet started, it shall be deemed to commence from 2008, the first effective year of the new tax law.

Trony Science had been fully entitled to the tax holiday aforementioned. Despite the transitional arrangement with the gradual increase of tax rate, Trony Science should be able to opt for another more favorable preferential tax treatment by its new high technology enterprise status below.

Under the new tax law, companies engaged in certain encouraged sectors including those classified as "new high technology enterprises" by the relevant PRC authorities are entitled to a preferential tax rate of 15%. Trony Science was certified as a "new high technology enterprise" on December 18, 2008. In April 2009, upon its completion of required registration with the tax authority in-charge, Trony Science became entitled to the preferential tax rate of 15% rate from April 2009 for three years.

Taxable presence exposure in the PRC

Under the EIT Law, enterprises established under the laws of non-PRC jurisdictions, but whose "effective management" is located in the PRC, should be treated as resident enterprises for PRC tax purposes. Under the implementation rules of the EIT Law, "effective management" is defined as material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise.

Substantially all of our operational management is currently based in the PRC, and remains in the PRC. If the "effective management" of our Cayman Islands company and our Hong Kong company were deemed to be located in the PRC, both companies would be treated as resident enterprises for PRC tax purposes. Therefore, all profits from both companies, and other companies with "effective management" in the PRC, would be subject to the 25% unified tax rate promulgated by the EIT Law. This imposition would have an impact on our effective tax rate.

However, if both our Cayman Islands company and Hong Kong company were treated as resident enterprises for PRC tax purposes, dividends distributed from our PRC subsidiary to our Hong Kong company and ultimately to our Cayman Islands company could be exempt from withholding tax in China.

Dividend tax for shareholders and ADS holders

If our Cayman Islands company and Hong Kong company were considered a resident enterprise under the PRC tax law, it is probable that the EIT Law and its implementation rules would cause dividends paid (out of retained profits earned on or after January 1, 2008), and interest and other expenses payable by us to our non-PRC investors to be subject to a PRC withholding income tax. Under the EIT Law, dividends from PRC subsidiaries to its non-PRC shareholders shall be subject to a withholding income tax at a rate of 20%, which is reduced to 10% by the implementation rules, if the non-PRC shareholder is considered to be a non-PRC tax resident enterprise without any establishment or place within China or if the dividends payable have no connection with the non-PRC shareholder's establishment or place within China, unless any such non-PRC shareholder's jurisdiction of incorporation has a tax treaty with China that provides for a lower withholding rate. A Hong Kong company (if qualified under the Arrangement between the PRC and the Hong Kong Special Administrative Region on Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement, which became effective on January 1, 2007), for example, shall be entitled to the preferential tax rate of withholding at 5%, subject to the approval of the PRC tax authorities-in-charge. However, according to the Circular regarding the Implementation of Dividend-Related Provisions in the Tax Treaty issued by the State Administration of Taxation in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. As our Hong Kong subsidiary Grand Sun is an intermediate holding company and is not engaged in any commercial activities in Hong Kong, the tax authorities may regard the main purpose of Grand Sun as obtaining a lower withholding tax rate of 5%. As a result, the tax authorities may levy a higher withholding tax rate to dividends received by Grand Sun from Trony Science. On August 24, 2009, the State Administration of Taxation released the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation), or the Measures, which took effect on October 1, 2009. Under the Measures, Grand Sun needs to obtain approval from the Shenzhen Branch of the State Administration of Taxation in order to enjoy the preferential withholding tax rate of 5% in accordance with the Double Taxation Arrangement. To date, the Shenzhen Branch of the State Administration of Taxation has not published relevant implementing regulations for the Measures. As a result, there is no assurance that Grand Sun will be able to continue to enjoy the preferential withholding tax rate.

Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC withholding income tax if such gain is regarded as income derived from sources within the PRC.

United States federal income tax considerations

The following summary describes the material United States federal income tax consequences of the ownership of our ordinary shares or ADSs as of the date of this prospectus. The discussion is applicable to United States Holders (as defined below) who hold our ordinary shares or ADSs as capital assets. As used herein, the term "United States Holder" means a holder of an ordinary share or ADS that is for United States federal income tax purposes:

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an individual who is a citizen or resident of the United States;

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a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is subject to United States federal income taxation regardless of its source; or

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a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

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a dealer in securities or currencies;

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a financial institution;

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a regulated investment company;

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a real estate investment trust;

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an insurance company;

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a tax-exempt organization;

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a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

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a trader in securities that has elected the mark-to-market method of accounting for your securities;

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a person liable for alternative minimum tax;

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a person who owns or is deemed to own 10% or more of our voting stock;

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a partnership or other pass-through entity for United States federal income tax purposes (or hold your ordinary shares or ADSs through a partnership or other pass-through entity); or

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a person whose "functional currency" is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date of this prospectus, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made to us by the depositary and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership holds ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances nor does it address any United States federal tax laws other than United States federal income tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for United States Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of PRC taxes, if any, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of dividends

Subject to the discussion under "—Passive foreign investment company" below, the gross amount of distributions on the ordinary shares or ADSs (including amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

Subject to the discussion under "—Passive foreign investment company" below, with respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which have been approved for listing on the NYSE, will be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Based on existing guidance, it is not entirely clear whether the ordinary shares will be treated as readily tradable on an established securities market in the United States, since the ordinary shares will not be listed on a securities market in the United States. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC "resident enterprise" under PRC tax law (see discussion under "Taxation—People's Republic of China taxation"), we may be eligible for the benefits of the income tax treaty between the United States and the PRC and, if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In the event that we are deemed to be a PRC "resident enterprise" under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ordinary shares or ADSs (see discussion under "Taxation—People's Republic of China taxation"). In that case, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ordinary shares or ADSs will be treated as foreign-source income and will generally constitute passive category income. Furthermore, in certain circumstances, if you have held the ordinary shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ordinary shares or ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Subject to the discussion under "—Passive foreign investment company" below, to the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted basis in the ordinary shares or ADSs, as applicable, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Passive foreign investment company

Based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be considered a passive foreign investment company, or a PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2009, and we do not expect to become one in the future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

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at least 75% of our gross income is passive income; or

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at least 50% of the value of our assets (based on an average of the quarterly values) is attributable to assets that produce or are held for the manufacturing of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income.

The determination of whether we are a PFIC is made annually. Accordingly, we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition. Because we have valued our goodwill based on the market value of our ordinary shares and ADSs, a decrease in the price of our ordinary shares or ADSs may result in our becoming a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in the offering. If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs, you will be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition, including a pledge, of ordinary shares or ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ordinary shares or ADSs will be treated as excess distributions. Under these special tax rules:

•
the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares or ADSs;

•
the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•
the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, a non-corporate United States Holder will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC (or are treated as such with respect to such holder) in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ordinary shares or ADSs in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs and any of our non-United States subsidiaries is also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the PFIC rules discussed above regarding excess distributions and realized gain, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs have been approved for listing on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be "regularly traded" for purposes of the mark-to-market election. It should be noted that only the ADSs, and not the ordinary shares, have been approved for listing on the NYSE. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

If you make an effective mark-to-market election, instead of applying the PFIC rules above regarding excess distributions and realized gain, you would include in each year that we are a PFIC as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You would be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of ADSs would be treated as ordinary income and any loss would be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs would be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

If we are or were to become a PFIC, the PFIC rules regarding excess distributions and realized gain described above could be avoided if you elected to treat us as a "qualified electing fund" under Section 1295 of the Code. However, this option would not be available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ordinary shares or ADSs if we are considered a PFIC in any taxable year.

Taxation of capital gains

For United States federal income tax purposes and subject to the discussion under "—Passive foreign investment company" above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ordinary shares or ADSs in an amount equal to the difference between the amount realized for the ordinary shares or ADSs and your tax basis in the ordinary shares or ADSs. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States-source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ordinary shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You are urged to consult your tax advisors regarding the tax consequences if a foreign tax is imposed on gain on a disposition of our ordinary shares or ADSs, including the availability of the foreign tax credit under your particular circumstances.

Information reporting and backup withholding

In general, information reporting will apply to dividends in respect of our ordinary shares or ADSs and to the proceeds from the sale, exchange or redemption of our ordinary shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a correct taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income or otherwise fail to comply with the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld as backup withholding may be credited against your United States federal income tax liability, if any, and you may obtain a refund of any excess withheld under the backup withholding rules by filing the appropriate claim for refund with, and provided the required information is properly and timely furnished to, the Internal Revenue Service.

PROSPECTIVE PURCHASERS OF OUR ADSs SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSs OR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION, INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

 Underwriting

We and the selling shareholders are offering the ADSs described in this prospectus through several underwriters, for whom J.P. Morgan Securities Inc. and Credit Suisse Securities (USA) LLC are acting as the representatives. J.P. Morgan Securities Inc. is the sole global coordinator, and J.P. Morgan Securities Inc. and Credit Suisse Securities (USA) LLC are also the bookrunners for this offering. We and the selling shareholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling shareholders have agreed to sell to the underwriters, and each underwriter has severally and not jointly agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the respective number of ADSs listed next to its name in the following table:

Name	Number of ADSs

J.P. Morgan Securities Inc.
Credit Suisse Securities (USA) LLC
CLSA Limited
Oppenheimer & Co. Inc.

Total	19,500,000

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent accountants. The underwriters are committed to purchase all of the ADSs offered by us and the selling shareholders if they purchase any ADS. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. All sales of our ADSs in the United States will be made by U.S. registered broker/dealers. Sales of our ADSs outside the United States may be made by the underwriters directly or through their affiliated entities.

The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$           per ADS. Any such dealers may resell ADSs to certain other brokers or dealers at a discount of up to US$           per ADS from the initial public offering price. After the initial public offering of the ADSs, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy from us up to 2,925,000 additional ADSs to cover sales of ADSs by the underwriters which exceed the number of ADSs specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any ADSs are purchased with this option, the underwriters will purchase the ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered.

The following table sets forth the per ADS and total underwriting discounts and commissions to be paid by us and the selling shareholders in connection with this offering. The amounts in the following table are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

Underwriting discounts and commissions

	Per ADS		Total
To be paid by	No exercise	Full exercise	No exercise	Full exercise

Trony Solar Holdings Company Limited	US$	US$	US$	US$
Selling Shareholders	US$	US$	US$	US$

The underwriting discounts and commissions have been determined by negotiations among us, the selling shareholders and the representatives and are a percentage of the offering price to the public. Among the factors considered in determining the discounts and commissions were the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

We have agreed that, without the prior written consent of the representatives, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our ADSs or securities convertible into or exchangeable or exercisable for any of our ADSs, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our selling shareholders, our directors, executive officers and certain of our other shareholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering under which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of the representatives, (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our ADSs (including, without limitation, ADSs or ordinary shares which may be deemed to be beneficially owned with sole disposition power by such directors and executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ADSs or such other securities, in cash or otherwise or otherwise or (3) make any demand for or exercise any right with respect to the registration of any of our ADSs or any security convertible into or exercisable or exchangeable for our ADSs without the prior written consent of the representatives. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Additionally, one of our existing shareholders holding 1,650,000 of our ordinary shares has entered into a lock-up agreement on the same terms for 90 days after the date of this prospectus.

The underwriters have advised us that they have no present intent or arrangement to release any of the securities subject to these lock-up agreements. The release of any lock-up agreement is considered on a case by case basis. The underwriters have further advised us that the factors they would consider in determining whether to release shares subject to a lock-up agreement include, but are not limited to, the length of time before the lock-up agreement expires, the number of shares involved, the reasons for the requested release, market conditions, the trading price of our ordinary shares, historical trading volumes of our ordinary shares and whether the person seeking the release is an officer, director or other affiliate of us.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our ADSs have been approved for listing on the NYSE under the symbol "TRO."

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of the ADSs, which involves the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional ADSs referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the underwriters may purchase ADSs through the option to purchase additional ADSs. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ADSs in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those ADSs as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs, and, as a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE or otherwise.

Prior to this offering, there has been no public market for our ADSs. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters considered a number of factors including:

•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

JPMorgan Special Situations (Mauritius) Limited, an affiliate of J.P. Morgan Securities Inc., purchased 3,348,439 shares of our Series A redeemable convertible preferred shares for consideration of $25.0 million under a Series A Preferred Share Purchase Agreement dated September 26, 2008. All of our issued and outstanding Series A redeemable convertible preferred shares will automatically convert into a number of ordinary shares, calculated based on an initial public offering price of US$10.00 per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus, upon completion of this offering. The actual number of ordinary shares outstanding immediately after the closing of this offering may change depending on the initial public offering price.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to five percent of the ADSs being offered in this prospectus for our directors, officers, employees, business associates and related persons. Any sale to these persons will be made by Credit Suisse Securities (USA) LLC through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they make will reduce the number of ADSs available for sale to the general public. Any reserved ADSs which are not so purchased will be offered by the underwriters to the general public on the same basis as the ADSs being offered in this prospectus.

The address of J.P. Morgan Securities Inc. is 383 Madison Avenue, Floor 4, New York, New York 10179. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010-3629.

Selling restrictions

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of our ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and our ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, our ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

We will not offer to sell any ordinary shares or ADSs to any member of the public in the Cayman Islands.

This prospectus has not been approved by an authorized person in the United Kingdom and has not been registered with the Registrar of Companies in the United Kingdom. The ADSs have not been offered or sold, and prior to the expiry of a period of six months from the latest date of the issue of the ADSs, the ADSs may not be offered or sold to any persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses, or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended. In addition, no person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA), in connection with the issue or sale of any ADSs except in circumstances in which section 21(I) of the FSMA does not apply.

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (1) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (2) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and there has not been any advertisement, invitation or document relating to the ADSs, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) and any rules made thereunder.

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan and have not, directly or indirectly, been offered or sold and will not, directly or indirectly, be offered or sold in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to, or for the account or benefit of, others for re-offering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person, which is:

(a)
a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

(1)
to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA;

(2)
where no consideration is given for the transfer; or

(3)
by operation of law.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), and effective as of the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), no ADS has been offered or will be offered to the public in that Relevant Member State, except that the ADSs may, with effect from and including the Relevant Implementation Date, be offered to the public in that Relevant Member State:

(a)
in the period beginning on the date of publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or,

  where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b)
at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(c)
at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet or more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d)
at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of ADSs to the public" in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

 Expenses relating to this offering

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the NYSE listing fee, all amounts are estimates.

SEC Registration Fee	US$13,476
New York Stock Exchange Listing Fee	150,000
FINRA Filing Fee	25,500
Legal Fees and Expenses	3,200,000
Accounting Fees and Expenses	900,000
Printing Fees	200,000
Miscellaneous	511,024

Total	US$5,000,000

 Legal matters

Certain legal matters as to the U.S. federal and New York law in connection with this offering will be passed upon for us by Simpson Thacher & Bartlett LLP. The underwriters are being represented by Latham & Watkins with respect to matters of U.S. federal and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Walkers. Legal matters as to PRC law will be passed upon for us by Jingtian & Gongcheng and for the underwriters by. Simpson Thacher & Bartlett LLP may rely upon Walkers with respect to matters governed by Cayman Islands' law and Jingtian & Gongcheng with respect to matters governed by PRC law. Latham & Watkins may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law.

Experts

The consolidated financial statements included in this Prospectus and the related financial statements schedule as of June 30, 2008 and 2009 and for the three years ended June 30, 2009 included elsewhere in the Registration Statement have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report appearing herein in the Registration Statement. Such consolidated financial statements and financial statements schedule are included in reliance upon the report of such firm upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu are located at 35/F One Pacific Place, 88 Queensway, Hong Kong.

 Where you can find additional information

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F. Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained at the SEC's website at www.sec.gov.

As a foreign private issuer, we will be exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements and the provisions of Regulation FD aimed at preventing issuers from making selective disclosure of material non-public information, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. For instance, we are not required under the Exchange Act to file with the SEC quarterly reports on Form 10-Q or current reports on Form 8-K.

However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meeting and other reports and communications that are made generally available to our shareholders. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the stock exchanges on which our ordinary shares are listed. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

Trony Solar Holdings Company Limited

Index to consolidated financial statements

Page
Annual Financial Statements
Report of independent registered public accounting firm	F-2
Consolidated balance sheets as of June 30, 2008 and 2009	F-3
Consolidated statements of operations for the years ended June 30, 2007, 2008 and 2009	F-4
Consolidated statements of changes in shareholders' equity and comprehensive income for the years ended June 30, 2007, 2008 and 2009	F-5
Consolidated statements of cash flows for the years ended June 30, 2007, 2008 and 2009	F-6
Notes to consolidated financial statements	F-7
Schedule 1—Trony Solar Holdings Company Limited condensed financial information as of June 30, 2008 and 2009 and for the years ended June 30, 2007, 2008 and 2009	F-33
Interim Financial Statements
Unaudited Condensed Consolidated Balance Sheets as of June 30, 2009 and September 30, 2009	F-40
Unaudited Condensed Consolidated Statements of Operations for the three months ended September 30, 2008 and 2009	F-41
Unaudited Condensed Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income for the three months ended September 30, 2008 and 2009	F-42
Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended September 30, 2008 and 2009	F-43
Notes to Unaudited Condensed Consolidated Financial Statements	F-44

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of Trony Solar Holdings Company Limited:

We have audited the accompanying consolidated balance sheets of Trony Solar Holdings Company Limited and subsidiaries (the "Group") as of June 30, 2008 and 2009, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended June 30, 2009. Our audits also included the financial statements schedule included in Schedule 1. These consolidated financial statements and financial statements schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statements schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statements schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(r). Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
August 14, 2009 (November 20, 2009 as to note 10 and 19)

Trony Solar Holdings Company Limited

Consolidated balance sheets
(In thousands, except share and per share data)

	June 30,
	2008 RMB	2009 RMB	2009 US$

Current assets:
Cash and cash equivalents	4,364	20,962	3,071
Restricted cash	—	35,019	5,130
Accounts receivable	28,178	70,511	10,329
Inventories	13,058	27,951	4,095
Prepaid expenses and other current assets	3,494	1,537	225
Amount due from a related party	666	4,133	605
Amounts due from directors	60	202	30
Deferred tax assets	600	—	—

Total current assets	50,420	160,315	23,485

Property, plant and equipment, net	259,362	811,819	118,927
Deposits for purchase of property, plant and equipment	324,493	22,118	3,240
Land use rights	6,737	6,595	966
Deferred tax assets	844	2,647	388

Total assets	641,856	1,003,494	147,006

Current liabilities:
Accounts payable	23,716	24,675	3,615
Accrued expenses and other current liabilities	88,997	16,386	2,401
Income taxes payable	14,544	12,749	1,868
Amounts due to related parties	8,207	5,784	847
Amount due to a director	54,590	41,397	6,064
Amounts due to shareholders	8,076	2,246	329
Short-term bank borrowings	7,250	42,200	6,182

Total current liabilities	205,380	145,437	21,306

Accrued warranty costs	1,534	2,574	378
Government grants	—	5,980	876
Loan from a related party	266,818	262,476	38,451
Long-term bank borrowings	32,750	30,250	4,431

Total liabilities	506,482	446,717	65,442

Commitments (note 14)
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value; 6,027,191 shares authorized and 6,027,191 shares issued and outstanding as of June 30, 2009 (liquidation value: RMB368,831 (US$54,000))	—	276,569	40,516

Shareholders' equity:
Ordinary shares (US$0.0001 par value; 493,972,809 shares authorized and 100,000,000 issued shares as of June 30, 2008 and 2009;)	69	69	10
Additional paid-in capital	42,614	67,890	9,945
Retained earnings	88,863	207,652	30,420
Accumulated other comprehensive income	3,828	4,597	673

Total shareholders' equity	135,374	280,208	41,048

Total liabilities, mezzanine equity and shareholders' equity	641,856	1,003,494	147,006

See notes to the consolidated financial statements.

Trony Solar Holdings Company Limited

Consolidated statements of operations
(In thousands, except share and per share data)

	Year ended June 30,
	2007 RMB	2008 RMB	2009 RMB	2009 US$

Revenues
—Third parties	23,081	269,076	528,492	77,421
—Related party	3,156	3,741	12,970	1,900

Total revenues	26,237	272,817	541,462	79,321

Cost of revenues
—Third parties	(13,191)	(148,398)	(306,496)	(44,900)
—Related party	(1,883)	(1,935)	(4,961)	(727)

Total cost of revenues	(15,074)	(150,333)	(311,457)	(45,627)

Gross profit	11,163	122,484	230,005	33,694
Operating income (expenses)
Selling and distribution expenses	(1,340)	(2,901)	(3,891)	(570)
General and administrative expenses	(5,676)	(16,400)	(20,616)	(3,020)
Research and development expenses	(1,716)	(3,084)	(5,535)	(811)
Government grants	3,387	3,050	3,650	535
Other income	129	7	47	7

Income from operations	5,947	103,156	203,660	29,835
Other income (expense):
Interest income	39	85	430	63
Interest expense	(95)	—	(1,994)	(292)

Income before income taxes	5,891	103,241	202,096	29,606
Income tax expenses	(724)	(17,475)	(37,201)	(5,450)

Net income	5,167	85,766	164,895	24,156
Deemed distribution on Series A convertible redeemable preferred shares—accretion of redemption premium	—	—	(46,106)	(6,754)

Net income attributable to holders of ordinary shares	5,167	85,766	118,789	17,402

Earnings per share:
Basic and diluted—ordinary shares	0.05	0.86	1.14	0.17
Basic—Series A convertible redeemable preferred shares	N/A	N/A	11.32	1.66

Weighted average shares used in earnings per share calculation:
Basic and diluted—ordinary shares	100,000,000	100,000,000	100,000,000	100,000,000
Basic—Series A convertible redeemable preferred shares	N/A	N/A	4,528,627	4,528,627

See notes to the consolidated financial statements.

Trony Solar Holdings Company Limited

Consolidated statements of changes in shareholders'
equity and comprehensive income
(In thousands, except share data)

	Ordinary Shares		Additional Paid-in Capital		Accumulated Other Comprehensive Income	Total Shareholders' Equity
				Retained Earnings			Comprehensive Income
	Shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB

Balance at July 1, 2006	100,000,000	69	19,931	(2,070)	—	17,930	—
Issuance of share capital in a stock split	—	—	8	—	—	8	—
Foreign currency translation adjustment	—	—	—	—	666	666	666
Distribution to a shareholder	—	—	(20,000)	—	—	(20,000)	—
Net income	—	—	—	5,167	—	5,167	5,167

Balance at June 30, 2007	100,000,000	69	(61)	3,097	666	3,771	5,833

Deemed contribution on interest-free loan from a related party	—	—	42,675	—	—	42,675	—
Foreign currency translation adjustment	—	—	—	—	3,162	3,162	3,162
Net income	—	—	—	85,766	—	85,766	85,766

Balance at June 30, 2008	100,000,000	69	42,614	88,863	3,828	135,374	88,928

Issuance of share capital in a stock split	—	—	(1)	—	—	(1)	—
Deemed contribution on interest-free loan from a related party	—	—	25,277	—	—	25,277	—
Foreign currency translation adjustment	—	—	—	—	769	769	769
Deemed distribution to Series A convertible redeemable preferred share holders
—accretion of redemption premium	—	—	—	(46,106)	—	(46,106)	—
Net income	—	—	—	164,895	—	164,895	164,895

Balance at June 30, 2009	100,000,000	69	67,890	207,652	4,597	280,208	165,664

Balance at June 30, 2009 (in US$)	100,000,000	10	9,945	30,420	673	41,048	24,269

See notes to the consolidated financial statements.

Trony Solar Holdings Company Limited

Consolidated statements of cash flows
(In thousands)

	Year ended June 30,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Operating activities:
Net income	5,167	85,766	164,895	24,156
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of land use rights	143	143	143	21
Depreciation of property, plant and equipment	1,746	15,101	26,766	3,921
Deferred tax assets	(425)	(426)	(1,203)	(176)
Changes in current assets and liabilities:
Accounts receivable	(604)	(17,212)	(42,332)	(6,201)
Prepaid expenses and other current assets	(8,147)	(1,821)	2,639	387
Inventories	(5,017)	(3,876)	(14,893)	(2,182)
Amount due from a related party	(2,389)	7,338	(3,467)	(508)
Amounts due from directors	362	(20)	(142)	(21)
Accounts payable	(3,756)	20,535	959	140
Accrued expenses and other current liabilities	30,285	79,482	130	19
Income taxes payable	701	13,844	(1,796)	(263)

Net cash provided by operating activities	18,066	198,854	131,699	19,293

Investing activities:
Purchase of property, plant and equipment	(45,402)	(244,706)	(301,568)	(44,178)
Deposits paid for purchase of property, plant and equipment	(3,436)	(320,000)	(22,118)	(3,240)
Advances to independent third parties	(10,000)	—	—	—
Repayments of advances to independent third parties	15,154	21,151	—	—
Increase in restricted cash	—	—	(35,019)	(5,130)

Net cash used in investing activities	(43,684)	(543,555)	(358,705)	(52,548)

Financing activities:
Advances from related parties	17,609	1,304	—	—
Repayments of advances from related parties	(6,757)	(12,220)	(2,423)	(355)
Advances from directors	20,216	15,150	5,270	772
Repayments of advances from directors	(310)	(13,017)	(18,515)	(2,712)
Advances from shareholders	—	8,572	16,104	2,360
Repayments of advances from shareholders	—	—	(21,943)	(3,215)
Loan from a related party	—	305,000	—	—
New bank borrowings raised	—	40,000	72,450	10,614
Repayment of bank borrowings	(2,300)	—	(40,000)	(5,860)
Proceeds from issuance of convertible redeemable preferred shares	—	—	237,646	34,813
Expenses in connection with the issuance of convertible redeemable preferred shares	—	—	(5,132)	(752)
Prepayment for offering expenses	—	—	(683)	(100)

Net cash generated from financing activities	28,458	344,789	242,774	35,565

Effect of exchange rate changes	(43)	(703)	830	122

Net increase (decrease) in cash and cash equivalents	2,797	(615)	16,598	2,432
Cash and cash equivalents at the beginning of the year	2,182	4,979	4,364	639

Cash and cash equivalents at the end of the year	4,979	4,364	20,962	3,071

Supplemental disclosure of cash flow information:
Interest paid (net of interest capitalized)	95	—	1,994	292
Income taxes paid	448	4,057	40,199	5,889

Non-cash investing and financing activities:
Construction costs and acquisition of property, plant and equipment	27,859	67,772	2,590	379
Subscription receivables on convertible redeemable preferred shares	—	—	68,302	10,006
Share transfer consideration payable to a shareholder*	20,000	—	—	—
Deemed distribution on convertible redeemable preferred shares—accretion of redemption premium	—	—	46,106	6,754

*      Details of the non-cash transaction are further discussed in Note 18(b).

See notes to the consolidated financial statements.

 Trony Solar Holdings Company Limited

Notes to consolidated financial statements
(In thousands, except share and per share data)

1. Organization and nature of operations

Trony Solar Holdings Company Limited (referred to as "Trony" or the "Company") was incorporated as an exempted company with limited liability in the Cayman Islands on June 23, 2006 under the Companies Law of the Cayman Islands. Trony and its subsidiaries (hereinafter collectively referred to as the "Group") are principally engaged in the development, manufacture and sale of solar products mainly in the People's Republic of China (the "PRC"). Refer to Note 16 for further details on the Group's customers by geographic locations.

Mr. Yi Li ("Mr. Li"), the Company's principal shareholder and Chief Executive Officer, has a direct controlling interest in the Company and has the ability to control the outcome of all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of the Company's assets.

Substantially all of the Company's business is conducted through a wholly owned operating subsidiary established in the PRC, Shenzhen Trony Science and Technology Development Co., Ltd. ("Trony Science"). The Company holds its interest in the operating subsidiary indirectly through a holding company, Grand Sun International Investment Limited ("Grand Sun"), which is a wholly owned shell company that is incorporated in Hong Kong ("HK").

In November 2006, Grand Sun, a company then wholly owned by Mr. Li, acquired from Mr. Li his 100% beneficial interest in Trony Science for consideration of RMB20,000. There was no change in control or ownership interest as a result of this transaction. Accordingly, the transaction was accounted for as a legal reorganization of entities under common control. The accompanying consolidated financial statements have been prepared to reflect the consolidated financial position, results of operations and cash flows of the Company and its subsidiaries for all the periods presented in a manner similar to the pooling-of-interests method. The amount payable to Mr. Li resulting from this transaction was recorded as a distribution. Prior to the transaction, Grand Sun was a shell company with minimal assets and no liability.

In November 2006, the shareholders also elected to reorganize the corporate structure such that the ownership interests in Grand Sun would be held through the Company. This reorganization was effected by means of a share exchange in which all of the shares of Grand Sun were exchanged, on a two for one basis, for shares of the Company. Prior to the transaction, the Company was a shell company with minimal assets and no liability. There was no change in control or ownership interest as a result of this transaction.

2. Summary of significant accounting policies

(a)   Basis of presentation and consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated on consolidation.

(b)   Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities as at the date of the financial statements, and the reported amounts of income and expenses for the periods presented. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group's consolidated financial statements include allowance for doubtful accounts, useful lives of property, plant and equipment, accruals for warranty costs and valuation allowances for deferred tax assets.

(c)    Fair value measurements

The carrying values of the Group's financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other current assets, amounts due from (to) related parties, directors and shareholders, accounts payable, other current liabilities and short-term bank borrowings approximate their fair values due to the short-term nature of these instruments.

The carrying values of long-term bank borrowings approximate their fair values as they carry market interest rates.

The loan from a related company is measured based on an imputed interest rate which approximates the market rate.

As of June 30, 2009, the Group did not have any nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements, at least annually, on a recurring basis.

(d)   Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid short-term deposits which are unrestricted as to withdrawal and use, and with maturities of three months or less when purchased.

(e)   Restricted cash

Restricted cash represents bank deposits pledged for short-term bank borrowings and notes payable. The restricted cash balance was nil as at June 30, 2008 and RMB35,019 (US$5,130) as at June 30, 2009. The restricted cash will be released upon repayment of the related bank borrowings and notes payable.

(f)    Concentration of risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and amount due from a related party.

The Group places its cash and cash equivalents and restricted cash in various financial institutions in the PRC and HK with high credit-ratings and quality.

Accounts receivable represents those receivables derived in the ordinary course of business. The following table summarizes accounts receivable from customers, which accounted for more than 10% individually of the consolidated accounts receivable balances as of June 30, 2008 and 2009:

	Year ended June 30,
	2008	2009

Customer A	58%	26%
Customer B	18%	*
Customer C	*	10%

	76%	36%

*      The individual accounts receivable for the respective customers accounted for less than 10% of the Group's consolidated accounts receivable as of each period.

The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based upon factors surrounding the credit risk of specific customers. In evaluating the collectability of individual receivable balances, the Group considers many factors, including the age of the balance, the customers' past payment history and current credit-worthiness and current economic trends. During the years ended June 30, 2007, 2008 and 2009, there was no allowance for doubtful accounts.

(g)   Inventories

Inventories are stated at lower of cost or market value. Cost is determined using the weighted average method. Cost comprises direct materials, direct labor and those overhead costs that have been incurred in bringing the inventories to their present location and condition. The Group writes down the cost of excess and slow moving inventories to the estimated market value based on forecast demand. As at June 30, 2008 and 2009, there were no inventories written down.

(h)   Property, plant and equipment, net

Property, plant and equipment, net are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Years

Buildings	20
Plant and machinery	10-20
Furniture, fixtures and equipment	5-10
Motor vehicles	10

Construction in progress represents construction of production facilities. Costs incurred on construction is capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

Equipment under installation represents equipment received by the Group but that is subject to installation and testing. Equipment is not depreciated until it is ready for its intended use.

The Company capitalizes interest expenses relating to construction in progress. During the year ended June 30, 2007, total interest cost incurred and expensed related to bank borrowings amounted to RMB95. During the years ended June 30, 2008 and 2009, total interest expenses incurred related to bank borrowings and a related party loan amounted to RMB7,495 and RMB24,672 (US$3,614) respectively, of which, RMB7,495 and RMB22,678 (US$3,322) were capitalized in the consolidated balance sheets. Such amounts capitalized included amortization of imputed interest of RMB4,493 and RMB20,934 (US$3,067) for the years ended June 30, 2008 and 2009 related to a loan to a related party, further discussed in Note 18(c).

(i)    Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group assesses recoverability by a comparison of the carrying amount of the long-lived asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized as the difference between the carrying amount and fair value. During the years ended June 30, 2007, 2008 and 2009, no impairment loss was recognized.

(j)    Land use rights

All land in the PRC is owned by the PRC government. The government in the PRC, according to the relevant PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Group's land purchases in the PRC are considered to be leasehold land and are stated at cost less accumulated amortization and any recognized impairment loss. Amortization is provided over the term of the land use right agreement on a straight-line basis.

Amortization expense totaled RMB143, RMB143 and RMB143 (US$21) for the years ended June 30, 2007, 2008 and 2009, respectively.

(k)   Government grants

Government grants include cash subsidies as well as advance subsidies received from the PRC government by the operating subsidiary of the Company. Such subsidies are generally provided in relation to the research and development of solar energy products. Government grants are recognized in the consolidated statements of operations when received and when all the conditions specified in the grant have been met.

(l)    Series A convertible redeemable preferred shares

The Series A convertible redeemable preferred shares ("Series A Preferred Shares") are classified as mezzanine equity and have been initially recorded at their fair value upon issuance. The difference between the carrying value and the redemption value is being accreted through retained earnings as a deemed distribution over a period of one year, which represents the period from the date of issuance to the earliest possible date of redemption.

(m)  Revenue recognition

The Group recognizes revenue for solar product sales when a persuasive evidence of an arrangement exists in the form of a written agreement, delivery of the product has occurred and title and risk of loss has transferred to the customers, the sales price is fixed or determinable, and the collectability of the resulting receivable is reasonably assured. The Group recognizes revenue from service contracts upon completion of all services, assuming all other revenue recognition criteria have been met, in view of the short-term nature of such contracts. Such contracts were immaterial for all years presented and the contract terms are typically within one year.

The Group's solar products are sold to end-users, distributors and value-added resellers such as system integrators and project sponsors. The Group's written agreements contain the Group's customary product warranties and do not include any post shipment obligations, any right of return or credit provisions.

A majority of the sales contracts provide that the customers take delivery of and inspect the products for acceptance at the Group's manufacturing premises. The Group fulfils its obligation when the customers take delivery of the products except for one contract which product acceptance is established only when the products are put into use by the customer. In such contract where product acceptance is required, revenue is only recognized once acceptance from the customer is received. The customers arrange for the shipping of the goods and bear all the costs of shipping and the risks associated with loss or damage of the goods from the point of delivery. The Group provides a credit period ranging from 60-day to 120-day to their customers and has assessed a number of factors to determine whether collection was reasonably assured including the customers' credit worthiness.

(n)   Warranty cost

The Group's solar modules and products are typically sold with up to a one-year guarantee for defects in materials and workmanship and for selected customers, the Group provides 5 to 10-year guarantee for defects in materials and workmanship. In addition, the Group provides one customer with 10-year and 25-year warranties against declines of more than 10% and 20% of initial power generation capacity, respectively. The Group has the right to repair or replace solar modules, at its option, under the terms of the warranty policy. The Group maintains warranty reserves to cover potential liabilities that could arise under these guarantees and warranties. Due to limited warranty claims to date, the Group accrues the estimated costs of warranties based on assessment of its competitors' accrual history for products with similar applications and warranty period. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that accrued warranty costs differ from the estimates, the Group will prospectively revise its accrual rate. Due to the short duration of the one-year guarantee for defects in materials and workmanship and the limited guarantee claims todate, the Company does not expect future costs related to the one-year guarantee to be material. As such, the related provision was insignificant for all years presented.

(o)   Research and development costs

Research and development costs are incurred in the development of the new products and processes, including significant improvements and refinements to existing products. All research and development costs are expensed as incurred.

(p)   Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of change in tax rates has been recognized in the consolidated statements of operations in the period of the enactment of the change. Deferred tax assets are realized by an enterprise by having sufficient taxable income to allow the related tax benefits to reduce taxes otherwise payable. In making such assessments, the Group must make significant judgments based upon the possible sources of taxable income and the evidence available for each possible sources of taxable income on a jurisdiction by jurisdiction basis. The weight given to the potential effect of negative and positive evidence is proportionate to the strength of the evidence that can be objectively verified. For the years ended June 30, 2007, 2008 and 2009, the Group concluded that it was more likely than not that all of the deferred tax assets would be realized, and a valuation allowance was not required based on its evaluation and weighting of the positive and negative evidence.

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the classification of the related assets and liabilities for financial reporting purpose.

(q)   Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. The Group has determined that its convertible redeemable preferred shares participate in undistributed earnings on the same basis as the ordinary shares. Accordingly, the Group has used the two-class method of computing earnings per share. Under this method, net income applicable to holders of ordinary shares is allocated on a pro rata basis to the ordinary and convertible redeemable preferred shares to the extent that each class may share income during the period had it been distributed. Losses are not allocated to the participating securities. Diluted income per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method.

(r)    Foreign currency translation

All transactions in foreign currencies are converted into functional currency at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are re-measured at rates of exchange existing on that date. Net exchange loss of RMB670, RMB1,370 and nil were recorded in the consolidated statements of operations for the years ended June 30, 2007, 2008 and 2009, respectively. Net exchange gain of nil, nil and RMB409 (US$60) were recorded in the consolidated statements of operations for the years ended June 30, 2007, 2008 and 2009, respectively.

The functional currencies of the Company and its subsidiaries are the currencies of the primary economic environment in which the entity operates. The functional currency of the Company is the United States dollar ("US$"). The functional currency of the Company's subsidiaries is either the Hong Kong dollar or the Renminbi ("RMB"). All assets and liabilities of foreign subsidiaries are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange difference arising from the translation of foreign subsidiaries' financial statements are recorded as a component of comprehensive income.

The consolidated financial statements of the Group are stated in RMB. The translation of RMB amounts as of and for the year ended June 30, 2009 into US$ is included solely for the convenience of readers and has been made at the rate of RMB6.8262 to US$1.00, which is based on the noon buying rate from the Federal Reserve Bank of New York on September 30, 2009. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

(s)    Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income consists of net income and foreign currency differences arising from translation of foreign subsidiaries.

(t)    Recent accounting pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Accounting Standard ("SFAS") No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"). The objective of SFAS No. 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R requires an acquirer to recognize any assets and non-controlling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS No. 141's allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair values. This statement applies prospectively to business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS No. 141R is not expected to have a material impact on the Group's financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interest in Consolidation Financial Statements—an Amendment of Accounting Research Bulletin No. 51" ("SFAS No. 160"). This statement amends ARB 51 and establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It requires non-controlling interest (minority interest) to be recognized as equity in the consolidated financial statements and separate from the parent's equity and the amount of consolidated net income (loss) to include amounts attributable to both the parent and the non-controlling interest. SFAS No. 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income (loss) when a subsidiary is deconsolidated and also requires expanded disclosures regarding the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS No. 160 is not expected to have a material impact on the Group's financial position, results of operations or cash flows.

In February 2008, the FASB issued FASB Staff Position ("FSP") SFAS No. 157-2, "Effective Date of FASB Statement No. 157", which defers the effective date of SFAS No. 157 for all non-recurring fair value measurements of non-financial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The Group is currently evaluating the impact of adoption of SFAS No. 157 for non-recurring fair value measurements of non-financial assets and liabilities.

In March 2008, the FASB issued SFAS No. 161, "Disclosure about Derivative Instruments and Hedging Activities, an Amendment of SFAS No. 133" ("SFAS No. 161"). SFAS No. 161 enhances the required disclosures under SFAS No. 133 in order to provide the investing community additional transparency in an entity's financial statements and to more adequately disclose the impact investments in derivative instruments and use of hedging have on an entity's financial position, results of operations, and cash flows. SFAS No. 161 is effective for annual and interim periods beginning after November 15, 2008, with early application allowed. The adoption of SFAS No. 161 is not expected to have a material impact on the Group's financial position, results of operations and cash flows and disclosures.

In April 2008, FASB issued FSP SFAS No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP SFAS No. 142-3"), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141R. FSP SFAS No. 142-3 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. Since this guidance will be applied prospectively, on adoption, there will be no impact to the Group's current financial position, results of operations and cash flows.

In June 2008, the FASB ratified the consensus reached by the Task Force in Emerging Issues task Force ("EITF") Issue No. 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock" ("EITF No. 07-5"). EITF No. 07-5 is effective for fiscal years and interim periods beginning after December 15, 2008. This Issue's "fixed-for-fixed, plus fair value inputs model" is largely consistent with current interpretations of the phrase "indexed to an entity's own stock". However, in certain circumstances, EITF No. 07-5 may result in changes to those accounting conclusions and may have impact on issuers of equity-linked financial instruments (e.g. options or forward contracts) or instruments containing embedded features (e.g. embedded conversion options in a convertible instrument) that have (1) exercise or settlement contingency provisions, (2) a strike price that is subject to adjustment, or (3) a strike price that is denominated in a currency other than the entity's functional currency. The Company is currently evaluating the impact the adoption of EITF No. 07-5 will have on its consolidated financial statements.

In October 2008, the FASB issued FSP SFAS No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP SFAS No. 157-3"). FSP SFAS No. 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides guidance on the key considerations in determining the fair value of a financial instrument when the market for these instruments is not active. The clarifying guidance provided in FSP SFAS No. 157-3 did not result in a change to Group's financial position, results of operations and cash flows.

In November 2008, the FASB ratified the consensus reached by the Task Force in Issue No. 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS No. 141(R) and 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. The Company does not expect the adoption of EITF 08-6 to have a material impact on the Group's financial position, results of operations and cash flows.

In April 2009, the FASB issued FSP FAS 141(R)-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies" ("FSP SFAS No. 141(R)-1"), which amends the guidance in SFAS 141R to establish a model for pre-acquisition contingencies. Under the FSP, an acquirer is required to recognize at fair value an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value cannot be determined, then the acquirer follows the recognition criteria in SFAS No. 5 and FASB International No. 14 to determine whether the contingency should be recognized as of the acquisition date or after it. The FSP is effective for business combinations whose acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS No. 141R is not expected to have a material impact on the Group's financial position, results of operations and cash flows.

In April 2009, the FASB issued FSP FAS No. 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying

Transactions That Are Not Orderly" ("FSP SFAS No. 157-4"). FSP No. 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this FSP did not have a material impact on the Group's financial position, results of operations and cash flows.

In April 2009, the FASB issued FSP No. FAS 115-2 and 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" ("FSP FAS 115-2 and FAS 124-2"). The FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The FSP is effective for fiscal years, and interim periods within those fiscal years beginning on or after June 15, 2009. Early adoption is permitted for fiscal years, and interim periods ending after March 15, 2009. The Company does not expect the adoption of FSP FAS 115-2 and FAS 124-2 to have a material impact on the Company's consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" ("SFAS No. 165"). SFAS No. 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 will be effective for interim or annual period ending after June 15, 2009 and will be applied prospectively. The adoption of this statement did not have a material impact on the Company's financial position, results of operations and cash flows.

In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140" ("SFAS No. 166"). SFAS No. 166 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. SFAS No. 166 is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The Company is evaluating the impact the adoption of SFAS No. 166 will have on its consolidated financial statements.

In June 2009, the FASB issued SFAS No.168, "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162". The FASB Accounting Standards Codification™ (Codification) will become the single source of authoritative nongovernmental U.S. GAAP recognized by the FASB. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. SFAS No.168 is effective for interim and annual periods ending after September 15, 2009. On the effective date of this statement, the

Codification will supersede all then-existing non-SEC accounting and reporting standards. The adoption of SFAS No. 168 is not expected to have a material impact on the Group's financial position, results of operations and cash flows.

3. Inventories

Inventories consist of the following:

	June 30,
	2008 RMB	2009 RMB	2009 US$

Raw materials	5,980	12,327	1,806
Finished goods	7,078	15,624	2,289

Total	13,058	27,951	4,095

4. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	June 30,
	2008 RMB	2009 RMB	2009 US$

Prepayments to suppliers	2,811	355	52
Prepaid offering costs	—	683	100
Others receivables and deposits	683	499	73

Total	3,494	1,537	225

5. Property, plant, and equipment, net

Property, plant and equipment, net consist of the following:

	June 30,
	2008 RMB	2009 RMB	2009 US$

At cost
Buildings	45,938	45,938	6,730
Plant and machinery	229,129	255,029	37,360
Furniture, fixtures and equipment	234	271	40
Motor vehicles	1,436	2,017	295

Sub-total	276,737	303,255	44,425
Less: Accumulated depreciation	(21,563)	(48,329)	(7,080)

	255,174	254,926	37,345
Construction in progress	4,188	18,653	2,733
Equipment under installation	—	538,240	78,849

Net book value	259,362	811,819	118,927

Depreciation expense for the years ended June 30, 2007, 2008 and 2009 were RMB1,746, RMB15,101 and RMB26,766 (US$3,921), respectively. No impairment loss was recognized in any of the years presented.

Equipment under installation represents construction of a fully-automated manufacturing production line for the Group's amorphous silicon photovoltaic modules. The installation was completed in July 2009 and the assets were placed in service in August 2009.

6. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	June 30,
	2008 RMB	2009 RMB	2009 US$

Payables on acquisition of property, plant and equipment	67,772	2,590	379
Receipt in advance from customers	583	—	—
Value added tax payable	8,275	1,082	159
Accrued expenses	6,565	5,437	796
Accrued salaries	1,242	1,485	218
Government grants	3,000	—	—
Notes payable*	—	5,090	746
Others	1,560	702	103

Total	88,997	16,386	2,401

*      Notes payable represent bank drafts that are non-interest bearing and due within six months. Such bank drafts have been arranged with third-party financial institutions to settle the purchases of equipment.

7. Accrued warranty costs

The Group's accrued warranty costs are based on the Group's best estimates of costs to repair through warranty period. The movement of the Group's accrued warranty costs is summarized below:

	June 30,
	2008 RMB	2009 RMB	2009 US$

Beginning balance	—	1,534	225
Warranty provision	1,534	1,040	153

Ending balance	1,534	2,574	378

8. Bank borrowings

Bank borrowings consist of the following:

	June 30,
	2008 RMB	2009 RMB	2009 US$

Short-term bank loans	—	32,000	4,688
Long-term bank loans, non-current portion	32,750	30,250	4,431
Long term bank loans, current portion	7,250	10,200	1,494

Total	40,000	72,450	10,613

The details of bank loans are as follows:

		June 30,
		2008 RMB	2009 RMB	2009 US$

Secured long-term bank loan, carrying variable interest rate in average at 5.76%	(a)	—	40,450	5,925
Secured long-term bank loan, carrying variable interest rate in average at 8.28%	(b)	40,000	—	—
Secured short-term bank loans, carrying variable interest rate in average at 4.37%	(c)	—	32,000	4,688

Total		40,000	72,450	10,613
Less: Amounts due within one year		(7,250)	(42,200)	(6,182)

Amounts due more than one year		32,750	30,250	4,431

(a)   The secured long-term bank loan is secured by a pledge of the Group's property which has a carrying value of RMB42,603 (US$6,241) as of June 30, 2009. The loan is repayable in installments over the following 5 years, of which, the first installment of RMB850 (US$125) was due in January 2009. As of June 30, 2009, the Group has available unutilized long-term bank loan facilities of RMB55,300 (US$8,101) pursuant to the bank loan agreement.

(b)   The secured long-term bank loan was secured by a guarantee given by an independent third party. The Group paid fees of RMB1,224 and RMB675 (US$99) as well as pledged its property and 100% interest in the paid-up registered capital of Trony Science to the independent third party for the provision of such guarantee for 2008 and 2009, respectively. The loan is also secured by a personal guarantee from Mr. Li. The pledged property as of June 30, 2008 had a carrying value of RMB44,650. The loan was repayable in unequal installments through August 2012 while the Group early repaid the loan in January 2009.

(c)    The secured short-term bank loans consisted of two loans of RMB22,000 and RMB10,000 which are repayable in full in December 2009. The loans are secured by a restricted cash deposit of RMB34,083 (US$4,993) and a guarantee given by Grand Sun. As the restricted cash deposit will be released upon the repayment of the loans, it has been classified as current in the consolidated balance sheets as of June 30, 2009. As of June 30, 2009, the Group has available unutilized short-term bank loan facilities of RMB18,000 (US$2,637) pursuant to the bank loan agreements.

The schedule of principal payments of long-term bank loans as of June 30, 2009 was as follows:

Due by June 30, 2010	10,200
Due by June 30, 2011	10,200
Due by June 30, 2012	10,200
Due by June 30, 2013	9,850

Total (in RMB)	40,450

Total (in US$)	5,926

9. Capital structure

On November 3, 2006, Grand Sun acquired from Mr. Li his 100% beneficial interest in Trony Science, for consideration of RMB20,000 and recorded a distribution payable of RMB20,000 to Mr. Li. No shareholder's ownership in the underlying net assets of Trony Science was changed as a result of this transaction. The Company has accounted for the transaction as a legal reorganization of entities under common control in a manner similar to a pooling-of-interests.

On November 17, 2006, Grand Sun reorganized into the Company by means of a share exchange in which all of the shares of Grand Sun were exchanged, on a two for one basis, for shares of the Company. Prior to the transaction, the Company was a shell company with minimal assets and no liability. All share and per share amounts were retrospectively adjusted to reflect this share exchange.

On November 17, 2006, the Company issued 999 new shares at par value in a share split to existing shareholders on pro rata basis. On September 23, 2008, the Company approved a share split on a 10,000 to 1 basis for all outstanding shares and further issued 90,000,000 new shares to the existing shareholders on pro rata basis. As a result of the above issuance of nominal shares and share split, all shares and per share amounts were retrospectively adjusted to reflect such change.

On September 23, 2008, the Company also issued 1,122,871 shares to a related party pursuant to a share purchase agreement entered into in 2007, for consideration of US$2.0 million and RMB5.0 million; however, the Company did not receive the subscription money prior to issuing the common stock. The related party, other than being a minority shareholder of the Company, does not possess any capacity in the Company and does not provide any services to the Company. In January 2009, the related party further notified the Company that it had no intention of paying for the above shares and wished to surrender the shares to the Company for no consideration. Pursuant to a board resolution, the Company cancelled those shares on August 6, 2009.

The Company accounted for the cancellation of shares as if they were cancelled at issuance during the year ended June 30, 2009 and hence those shares were not shown as issued and outstanding in the consolidated balance sheet and consolidated statements of changes in shareholders' equity and comprehensive income as of June 30, 2009.

In September 26, 2008, 6,027,191 authorized shares were redesignated as Series A Preferred Shares and were issued to independent investors (Note 10).

10. Series A convertible redeemable preferred shares

On September 26, 2008, the Company entered into a share purchase agreement with independent investors ("Share Purchase Agreement") and issued 6,027,191 Series A Preferred Shares for a total consideration of US$45,000. As of June 30, 2009, US$35,000 has been received by the Company and the remaining US$10,000 is being withheld by an escrow agent pending the testing of fulfillment of certain financial metrics pursuant to the Share Purchase Agreement.

The Series A Preferred Shares were initially recorded at fair value consideration of US$45,000, net of issuance cost of RMB7,183 (US$1,052) and related subscription receivables of US$10,000 in the consolidated balance sheets as mezzanine equity. The Group has determined there are no embedded derivatives that are required to be separately accounted for from the Series A Preferred Shares. Those shares are further being accreted, based on the effective interest method to yield compounded annual return of 20% over the period from the issuance date until redemption.

The Group has determined that there was no beneficial conversion feature attributable to the Series A Preferred Shares, since the initial conversion price of the Series A Preferred Shares is equal to the issuance price, which was negotiated and agreed between the Group and independent investors on an arm's length basis. The issuance price was further determined by management to not be less than the fair value of the Group's ordinary shares at the commitment date.

The conversion price is subject to adjustments based on a qualified IPO, originally defined as a public offering of the Group with a public offering price which values the Company for not less than US$1,000,000 immediately following such public offering and which results in aggregate proceeds to the Company of not less than US$200,000, and adjusted for according to the IPO Pre-Money Valuation adjustment as later described. At the commitment date the Group's valuation would not satisfy the requirement of a qualified IPO. On November 20, 2009, the Company and the preferred shareholders agreed that the closing of the initial public offering shall be deemed and treated for all intents and purposes as the closing of a qualified IPO. The Group further determined that the valuation of the Group immediately before this offering was US$757,000 based on the mid point of the estimated initial public offering price of US$10.00 per ADS. As a result, the effective conversion price of the Series A Preferred Shares is less than the fair value of ordinary shares on commitment day of September 26, 2008 and a beneficial conversion feature of US$18,004 (RMB122,902) will be recorded upon the closing of the initial public offering.

The preferences and privileges related to the Series A Preferred Shares are as follows:

Conversion:

The Series A Preferred Shares are convertible into ordinary shares at any time at the option of the holder. The initial conversion price shall be the preferred shares issue price ("Conversion Price"). The number of ordinary shares to be converted is determined by dividing the issue price by the Conversion Price at the time in effect.

Additionally each Series A Preferred Share shall automatically be converted into ordinary shares upon the earlier of (i) closing of the Company's qualified IPO, or (ii) the date specified by written consent or agreement of holders of at least two-thirds of the then outstanding Series A Preferred Shares, voting as a separate class.

Conversion price adjustments:

Issuance of Additional Shares below original purchase price:    If the Company issues shares below the original purchase price, the Conversion Price shall automatically and concurrently be adjusted with such issuance.

Share Splits and Dividend:    The Conversion Price shall be appropriately decreased so that the number of ordinary shares issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of ordinary shares outstanding.

Reverse Share Splits:    The Conversion Price shall be appropriately increased so that the number of ordinary shares issuable on conversion of each share of such series shall be decreased in proportion to such decrease of the aggregate of ordinary shares outstanding.

IPO Pre-Money Valuation adjustment:

a.     If the valuation of the Group immediately prior to the qualified IPO ("Pre-IPO Valuation") is less than or equal to US$1,700,000, then the Series A Preferred Shares shall be convertible into that number of ordinary shares of the Company which represents a percentage of the as-converted fully diluted outstanding equity securities of the Company immediately prior to the qualified IPO while the percentage shall be equal to the result of 200% multiplied by the result of US$45,000 divided by the amount of the Pre-IPO Valuation.

b.    If the valuation of the Group immediately prior to the qualified IPO is greater than US$1,700,000, then the Series A Preferred Shares shall be convertible into that number of ordinary shares of the Company which represents a percentage of the as-converted fully diluted outstanding equity securities of the Company immediately prior to the qualified IPO while the percentage shall be equal to (i) the Series A Percentage Interest multiplied by (ii) the sum of (a) 70% multiplied by the Pre-IPO Valuation and (b) 30% multiplied by US$1,700,000 divided by (iii) the amount of the Pre-IPO Valuation.

Voting rights:

Each Series A Preferred Share shall be entitled to such number of votes as equals to the whole number of ordinary Shares into which such Series A Preferred Shares are convertible immediately after the close of business on the record date of the determination of the Group's members entitled to vote or, if no such record date is established, at the date such vote is taken or any written consent of the Group's members is first solicited. Except as otherwise provided in the Memorandum and Articles of Association, or as required by law, the members holding Series A Preferred Shares shall vote together with the members holding ordinary shares, and not as a separate class or series, on all matters put before them.

Dividends:

The Series A Preferred Share holders are entitled to a non-cumulative dividend of 8% of the original purchase price per annum and participate in cash and non-cash dividends on a pro rata basis to all ordinary shares on an as-converted basis.

Liquidation preference:

The Series A Preferred Shares carry liquidation preference to receive, prior to the holders of ordinary shares, an amount per share equal to 120% of the preferred shares issue price (as adjusted for any share splits, share dividends, reclassifications), plus an amount equal to all declared or accumulated but unpaid dividends on such shares. If the Group has insufficient assets, it is required to distribute its assets ratably to the preferred shareholders. The preferred shareholders, after receiving their proportional amount are entitled to further participate in the distribution of the remaining assets of the Group ratably among all the holders of outstanding ordinary shares and preferred shares on an as-converted basis.

Put Options:

At any time after (1) one year anniversary of the share issue date, (2) the date on which Mr. Li ceases to be the Chairman or Chief Executive Officer of the Company, or he or his immediate family members, whether directly or indirectly, holds less than 50% of the equity interest in the

Company, (3) there has been a material breach of the Share Purchase Agreement, including without limitations the representations, warranties, covenants and agreements provided by the warrantors under the Share Purchase Agreement, (4) the occurrence of a Sale Transaction (Note) or (5) the Company's failure to satisfy the financial metrics set forth in the Share Purchase Agreement for the release of US$10,000 withheld by an escrow agent, the holders have the right to put their preferred share and yield in the aggregate 20% of the preferred share issue price for cash, compounded annually from the date on which the first Series A Preferred Share was issued until the date of redemption, after taking into account any dividends paid on such shares.

During the year ended June 30, 2009, it was determined that the Group failed to satisfy one of its financial metrics discussed above. The Company subsequently obtained a waiver from the Series A Preferred Share holders cancelling their rights to redeem the securities due to the breach of such financial metrics. In addition, the Series A Preferred Share holders also covenanted on August 14, 2009 that they will not exercise the remaining put options on the Series A Preferred Shares until the earlier of (i) such date the Company has ceased to be actively preparing for the IPO and (ii) January 29, 2010; provided that the Company may, by written notice to each of them prior to January 29, 2010, extend such date until March 29, 2010.

Share Pledge:

To secure the performance of the obligations of redemption, 13,398,780 ordinary shares of the Company owned by Sky Sense Investments Limited ("Sky Sense"), a company in which Mr. Li has beneficial interest, 13.25% of the issued and outstanding share of Grand Sun and 13.25% of the paid-up registered capital of Trony Science are required to be pledged to the investors.

Note: Sales Transaction means (i) a sale, license or other disposition of all or substantially all of the assets or business of the Group; (ii) a merge, amalgamation, reorganization, consolidation, transfer of voting control or other business combination or transaction in which the existing shareholders of the Company owning a majority of the voting interest of the Company prior to such transaction do not own such a majority of the surviving entity, or (iii) any sale or transfer of more than fifty percent of the voting interest of the Company by any existing shareholder or shareholders of the Company in any transaction or series of related transactions to a third party.

11. Income taxes

The components of income (loss) before income taxes are as follows:

	Year ended June 30,
	2007 RMB	2008 RMB	2009 RMB	2009 US$

Income (loss) before income taxes:
PRC	5,945	107,466	206,495	30,250
Other jurisdictions	(54)	(4,225)	(4,399)	(644)

	5,891	103,241	202,096	29,606

The components of income taxes are as follows:

	Year ended June 30,
	2007 RMB	2008 RMB	2009 RMB	2009 US$

PRC Enterprise Income Tax ("EIT")
Current taxation	1,149	17,901	38,404	5,626
Deferred taxation
—current	(306)	(426)	(1,353)	(198)
—effect of change in tax rate	(119)	—	150	22

	(425)	(426)	(1,203)	(176)

Income taxes expenses	724	17,475	37,201	5,450

The components of deferred tax impact:

	Year ended June 30,
	2007 RMB	2008 RMB	2009 RMB	2009 US$

Accrued warranty costs	—	(384)	(260)	(38)
Property, plant and equipment	(80)	(360)	(646)	(95)
Government grants	(345)	318	(297)	(43)

	(425)	(426)	(1,203)	(176)

The Company is tax exempt under the laws of the Cayman Islands. Grand Sun is subject to Hong Kong profits tax rate of 16.5% (2008: 16.5% and 2007: 17.5%) on profits earned in Hong Kong.

Before the new enterprise income tax ("EIT") law in the PRC (the "New EIT Law"), which was promulgated by the PRC government on March 16, 2007, and its implementation regulations became effective on January 1, 2008, an entity operating in the PRC was subject to the EIT rate of 33% (30% state tax and 3% local tax). Pursuant to certain tax policies, a preferential tax rate was available for foreign-investment manufacturing enterprises located in the Shenzhen Special Economic Zone and as a result, Trony Science was subject to a reduced EIT of 15%.

The New EIT Law provides that enterprises established under the laws of foreign countries or regions and whose "de facto management bodies" are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% of worldwide income. According to the implementation regulations, during the transition period, the EIT rate for Trony Science is 18%, 20%, 22%, 24% and 25% in the calendar years of 2008, 2009, 2010, 2011 and 2012, respectively.

Uncertainties exist with respect to how the PRC's current income tax law applies to the Group's overall operations, and more specifically, with regard to tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within the PRC. The Implementation Rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within the PRC. Additional guidance is expected to be released by the PRC government in the near future that may clarify how to apply this standard to taxpayers. The Group believes that its legal entities organized outside of the PRC should not be treated as residents for the New EIT Law's purposes. If one or more of the Group's legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect the Group's results of operation.

While the New EIT Law equalizes the tax rates for Foreign Investment Enterprises ("FIEs") and domestically-owned companies, preferential tax treatment (i.e. tax rate of 15%) would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies, whether domestically-owned enterprises or FIEs. Trony Science was recognized as a state-encouraged "New High Technology" company and was entitled to a 15% preferential rate from April 2009 for three years. The Company calculated its deferred tax assets based on the enacted tax rates expected to apply to future taxable income in the periods in which the deferred tax assets is expected to be realized.

Under the New EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% (or a lower treaty rate of 5% for Hong Kong registered holding company) is applicable to interest and dividends payable to investors that are "non-resident enterprises," which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. If the Company is deemed to be a PRC "resident enterprise," dividends distributed from the Company's PRC subsidiary to the Company's Hong Kong company and ultimately to the Company's Cayman Islands company, could be exempt from Chinese dividend withholding tax, and dividends from the Cayman Islands company to the ultimate shareholders would be subject to PRC withholding tax at 10% or a lower treaty rate.

The additional tax that would otherwise have been payable without tax holidays and tax concessions resulting from the New EIT Law amounted to approximately RMB1,149, RMB9,397 and RMB15,432 (US$2,261) in 2007, 2008 and 2009, respectively (representing a reduction in basic and diluted earnings per ordinary share of RMB0.01, RMB0.09 and RMB0.15 (US$0.02) for the years ended June 30, 2007, 2008 and 2009, respectively).

Aggregate undistributed earnings of the Company's subsidiaries in the PRC that are available for distribution to the Company of approximately RMB3,170, RMB97,404 and RMB279,637 (US$40,965) at June 30, 2007, 2008 and 2009, respectively, are considered to be indefinitely reinvested and accordingly, no deferred tax liability has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. If those earnings were to be distributed or were determined to be no longer permanently reinvested, the Company would have to record a deferred income tax liability in respect of those undistributed earnings of approximately RMB159, RMB4,234 and RMB13,346 for the years ended June 30, 2007, 2008 and 2009 respectively.

Effective January 1, 2007, the Group adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. After adoption of FIN 48, the Group has not identified any uncertain tax positions and determined no material impact to the Group's financial positions and results of the operations. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of June 30, 2009, there is no interest and penalties related to uncertain tax positions, and the Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The tax positions from January 1, 2006 to December 31, 2008 may be subject to examination by the PRC and Hong Kong tax authorities.

Temporary differences and carry-forwards that give rise to deferred tax assets are as follows:

	June 30,
	2008 RMB	2009 RMB	2009 US$

Deferred tax assets:
Accrued warranty costs	384	644	94
Property, plant and equipment, net	460	1,106	162
Government grants	600	897	132

Total deferred tax asset	1,444	2,647	388

	June 30,
	2008 RMB	2009 RMB	2009 US$

Analysis as:
Deferred tax assets, current portion	600	—	—
Deferred tax assets, non-current portion	844	2,647	388

	1,444	2,647	388

A reconciliation of income tax expense to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of operations were as follows:

	For the year ended June 30,
	2007 RMB	2008 RMB	2009 RMB	2009 US$

Income before income tax	(5,891)	(103,241)	(202,096)	(29,606)
PRC EIT rate	33%	25%	25%	25%
Income tax expenses at PRC EIT rate on income before tax	1,944	25,810	50,524	7,401
Expenses not deductible for tax purposes:
Entertainment expenses	57	34	816	120
Others	—	—	167	24
Income not taxable for tax purposes	—	(63)	—	—
Effect of tax holidays and tax concessions	(1,149)	(9,397)	(15,432)	(2,260)
Effect of different tax rate of group entities
operating in other jurisdictions	18	1,119	933	137
Effect of change in tax rate	(119)	—	150	22
Others	(27)	(28)	43	6

Total income tax expense	724	17,475	37,201	5,450

12. Earnings per share

The calculation of earnings per share is as follows:

	For the year ended June 30,
	2007 RMB	2008 RMB	2009 RMB	2009 US$

Net income	5,167	85,766	164,895	24,156
Deemed distribution to Series A Preferred shares—accretion of redemption premium	—	—	(46,106)	(6,754)

Net income attributable to holders of ordinary shares	5,167	85,766	118,789	17,402

	For the year ended June 30,
	2007 RMB	2008 RMB	2009 RMB	2009 US$

Numerator used in earnings per shares:
Net income allocated for computing earnings per ordinary share—basic and diluted	5,167	85,766	113,643	16,648

Net income allocated for computing earnings per Series A Preferred Shares	N/A	N/A	51,252	7,508

Denominator used in basic and diluted earnings per share:
Weighted average ordinary shares outstanding used in computing earnings per ordinary share—basic and diluted	100,000,000	100,000,000	100,000,000	100,000,000
Weighted average Series A Preferred Shares outstanding used in computing earnings per
Series A Preferred Share—basic	N/A	N/A	4,528,627	4,528,627

Earnings per ordinary share—basic and diluted	0.05	0.86	1.14	0.17

Earnings per Series A Preferred Share—basic	N/A	N/A	11.32	1.66

The net income attributable to holders of ordinary shares was allocated between ordinary shares and Series A convertible redeemable preferred shares in a pro rata basis on the dividend participating right. The net income allocated for computing net income per Series A Preferred Share—basic also contained the deemed dividend for accretion of the redemption premium.

During the year ended June 30, 2009, the application of the two-class method was more dilutive than the if-converted method. In addition, as a result of the share split that occurred in

2008 and the issuances of the nominal shares in 2007 and 2008, the outstanding ordinary shares have been retroactively restated to 100,000,000 shares in the denominator for 2007.

13. PRC contribution plan

The Group's full time employees in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. The total contributions for such employee benefits for the years ended June 30, 2007, 2008 and 2009 were RMB272, RMB1,029 and RMB2,437 (US$357), respectively.

14. Commitments

Capital commitments

As of June 30, 2009, the Group has capital commitments related to construction of its production facilities and purchase of plant and equipment amounting to RMB49,315 (US$7,224) respectively.

Lease commitments

The Group leases certain offices and factory premises under non-cancelable leases. Rental expenses under operating leases for the years ended June 30, 2007, 2008 and 2009 were RMB839, RMB1,380 and RMB1,539 (US$225), respectively.

As of June 30, 2009, future minimum lease payments under non-cancelable operating leases agreements were as follows:

2010	1,493
2011	806
2012	99

Total (RMB)	2,398

Total (US$)	351

15. Distribution of profits

As stipulated by the relevant PRC laws and regulations applicable to the Company's subsidiary in the PRC, the Group is required to make appropriations from net income as determined in accordance with accounting principles and the relevant financial regulations applicable to PRC enterprise ("PRC GAAP") to non-distributable reserves which include a statutory surplus reserve and a statutory welfare reserve. The PRC subsidiary is not required to make appropriations to the statutory welfare reserve but appropriation to the statutory surplus reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the subsidiaries registered capital.

The statutory surplus reserve is used to offset future extraordinary losses. The subsidiary may, upon a resolution passed by the shareholders, convert the statutory surplus reserve into capital.

The statutory welfare reserve is used for the collective welfare of the employees of subsidiaries. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There were no appropriations to reserves by the Company other than the Company's subsidiary in the PRC during any of the periods presented. As a result of these laws, approximately RMB1,492 and RMB1,492 (US$219) as of June 30, 2008 and 2009, were not available for distribution.

16. Segment and geographic information

The Company operates and manages its business as a single segment that includes primarily the development, manufacture and sale of solar products. The Group's chief operating decision maker has been identified as the Chief Executive Officer, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group.

Geographical information

The Group operates in the PRC. Other than cash and cash equivalents of approximately RMB5,907 (US$865) maintained in Hong Kong as of June 30, 2009, all the identifiable assets of the Company are located in the PRC during the years presented.

The following table summarizes the Group's customers by geographic locations:

	Year ended June 30,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Korea	—	—	14,375	2,106
Thailand	—	153,545	74,927	10,976
PRC	7,429	96,961	403,294	59,080
Hong Kong	18,808	22,311	48,812	7,151
Other	—	—	54	8

	26,237	272,817	541,462	79,321

Major customers

The following table summarizes revenues for customers, which accounted for 10% or more of the Group's consolidated revenues during the years ended June 30, 2007, 2008 and 2009:

	Year ended June 30,
	2007	2008	2009

Customer A	*	56%	14%
Customer B	17%	*	*
Customer C	12%	*	*
Customer D	28%	*	*

	57%	56%	14%

*      Revenues for the respective customers accounted for less than 10% of the Group's consolidated revenues for each of the period.

17. Restricted net assets

Relevant PRC statutory laws and regulations permit payments of dividends by subsidiaries established in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payment of dividends as statutory reserve fund. As a result of these PRC laws and regulations, Trony Science is restricted in its ability to transfer a portion of its net assets either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB41,493 and RMB141,091 (US$20,669) as of June 30, 2008 and 2009, respectively.

18. Related party transactions

(a)   Amounts due from directors

The Group made cash advances to three directors of the Company, Mr. Li, Mr. Guoliang Wu and Mr. Yixiang Chen and such advances are unsecured, interest-free and repayable on demand. The outstanding balance as of June 30, 2008 and 2009 were RMB60 and RMB202 (US$30) respectively.

(b)   Amount due to a director

The amount due to Mr. Li includes consideration payable for the share transfer of Trony Science from Mr. Li to Grand Sun and cash advance to the Group for the Group's daily operation and business expansion. The outstanding balance as of June 30, 2008 and 2009 were RMB54,590 and RMB41,397 (US$6,064) respectively. The amount is unsecured, interest-free and repayable on demand.

(c)    Loan from a related company

On April 10, 2008, the Group entered into a loan agreement with an affiliate of Build Up International Investments Limited, one of the shareholders of the Company and borrowed RMB305,000 for the acquisition of new and high-tech plant and machinery. The loan is unsecured, interest-free and initially repayable on April 9, 2010. Pursuant to a supplementary agreement entered into on June 30, 2009, the repayment of the loan is extended for another two years and will be due in full on April 9, 2012 while other terms remained unchanged.

Imputed interest was computed using the then prevailing market interest rate of 7.56% for comparable long-term borrowings on the initial loan inception date and 5.40% on the loan extension date. The discount at the loan inception amounted to RMB42,675 and was recorded as a deemed distribution in the consolidated statements of changes in shareholders' equity and comprehensive income. Additionally, the Company recorded a subsequent deemed distribution in the consolidated statements of changes in shareholders' equity and comprehensive income on the loan agreement modification date, which amounted to RMB25,277. Amortized imputed interest expense amounted to nil, RMB4,493 and RMB20,934 (US$3,067) for the years ended June 30, 2007, 2008 and 2009, respectively and were capitalized in the consolidated balance sheet as the loan is specifically related to acquisition of property, plant and equipment.

(d)   Amounts due from (to) related parties

Amounts due from (to) related parties are as follows:

	June 30,
	2008	2009	2009
	RMB	RMB	US$

Due from a related party: Due from Shine Faith Asia Limited ("Shine Faith")	666	4,133	605

Due to related parties: Due to family members of Mr. Li	6,145	4,083	598
Due to Shenzhen Chuangyi Solar Construction Company Limited ("SZ Chuangyi Construction")	2,062	1,701	249

	8,207	5,784	847

Shine Faith is a company in which Ms. Yiying Zhang ("Ms. Zhang"), a close family member of Mr. Li, has beneficial interest while Mr. Li has beneficial interest in SZ Chuangyi Construction. The amounts are interest free, non-interest bearing and repayable on demand.

(e)   Amounts due to shareholders

Amounts due from to shareholders are as follows:

	June 30,
	2008	2009	2009
	RMB	RMB	US$

Due to shareholders:
Due to Mr. Kam Sze Lau	—	1,294	190
Due to Ms. Lai Ting Liu	8,076	952	139

	8,076	2,246	329

The amounts are interest free, non-interest bearing and have no fixed repayment term.

(f)    Transactions with related companies

During the years ended June 30, 2008 and 2009, Mr. Li gave a personal guarantee to secure a long term loan of the Company and Sky Sense, a company owned by Mr. Li, pledged 13,398,780 ordinary shares of the Company to secure the performance of the obligations of redemption of Series A Preferred Shares.

During the years ended June 30, 2007, 2008 and 2009, sales by the Group to Shine Faith amounted to RMB3,156, RMB3,741 and RMB12,970 (US$1,900), respectively.

During the years ended June 30, 2007, 2008 and 2009, purchase of raw materials from Shine Faith amounted to RMB1,708, RMB2,135 and RMB1,475 (US$216), respectively.

During the years ended June 30, 2007, 2008 and 2009, the Group paid trademark registration fee to Shenzhen Yiying Patent & Trademark Agency, a company in which Ms. Zhang has a beneficial interest, amounting to RMB190, RMB277 and RMB429 (US$63), respectively.

Historically, certain technology and production patents developed by the Group have been registered in the name of Mr. Li for administrative simplicity. Mr. Li and the Group have entered into agreements pursuant to which such patents are made available to the Group on a perpetual basis at nil consideration until Mr. Li has transferred all legal and beneficial interest in those patents to the Group.

19. Post balance sheet events

In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the original issuance date of August 14, 2009 and has updated its evaluation through November 20, 2009. In addition to those disclosed elsewhere in the consolidated financial statements, the Company had the following subsequent events:

(a)
The Company has entered into an employment agreement with an executive officer in July 2009 in which the Company has agreed, among other things, to grant the executive officer options to purchase 0.35% of the outstanding ordinary shares upon completion of the IPO with an exercise price at 55.0% of the IPO price. One fourth of the options will vest upon the completion of the IPO and each of the three subsequent anniversaries of the completion of the IPO.

(b)
Pursuant to a loan agreement dated October 2, 2009, ICBC International Finance Ltd. ("ICBC International") extended a loan facility to Lakes Invest Limited ("Lakes Invest"), one of the Company's shareholders, in an aggregate principal amount of up to US$30,000 ("the ICBC loan"). On the same date, Lakes Invest entered into a shareholder loan agreement with the Company to further lend the proceeds from the ICBC loan to the Company.

  In connection with the funding of the ICBC loan, Lakes Invest pledged 15,904,078 ordinary shares of the Company and the Company also pledged 13.25% of the issued and outstanding share capital of Grand Sun, which pledge is subordinated to the pledge over the same shares of Grand Sun granted to the Series A Preferred Shares investors. In addition, Lakes Invest granted ICBC International Overseas Investment Ltd. ("ICBC Overseas"), an affiliate of ICBC International, a warrant to purchase certain of the Company's ordinary shares ("the warrant shares") at a discount to the IPO price. As part of the arrangement, the Company also granted certain piggyback registration rights to ICBC International and ICBC Overseas with respect to the pledge shares and the warrant shares, respectively.

(c)
On November 20, 2009, the Company and the preferred shareholders agreed that the closing of the initial public offering shall be deemed and treated for all intents and purposes as the closing of a qualified IPO.

Trony Solar Holdings Company Limited

Condensed financial information of
Trony Solar Holdings Company Limited

Schedule 1

Balance sheets
(In thousands, except share and per share data)

	June 30,
	2008	2009	2009
	RMB	RMB	US$

Current assets:
Cash and cash equivalents	—	5,897	863
Amounts due from subsidiaries	—	219,266	32,121
Prepaid expenses and other current assets	—	683	100

Total current assets	—	225,846	33,084

Investment in subsidiaries	139,872	333,007	48,784

Total assets	139,872	558,853	81,868

Current liabilities:
Amount due to a director	24	25	4
Accrued expenses and other current liabilities	4,474	2,051	300

Total current liabilities	4,498	2,076	304

Mezzanine equity:
Series A Preferred Shares (US$0.0001 par value; 6,027,191 shares authorized and 6,027,191 shares issued and outstanding as of June 30, 2009)	—	276,569	40,516

Shareholders' equity:
Ordinary shares (US$0.0001 par value; 493,972,809 shares authorized and 100,000,000 shares issued as of June 30, 2008 and 2009)	69	69	10
Additional paid-in capital	42,614	67,890	9,945
Retained earnings	88,863	207,652	30,420
Accumulated other comprehensive income	3,828	4,597	673

Total shareholders' equity	135,374	280,208	41,048

Total liabilities, mezzanine equity and
shareholders' equity	139,872	558,853	81,868

See note to condensed financial information.

Trony Solar Holdings Company Limited

Condensed financial information of
Trony Solar Holdings Company Limited

Schedule 1

Statements of Operations
(In thousands, except share and share data)

	Year ended June 30,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

General and administrative expenses	(37)	(4,473)	(3,474)	(509)
Interest income	—	—	131	19

Net loss before share of results of subsidiaries	(37)	(4,473)	(3,343)	(490)
Share of results of subsidiaries, net of taxes	5,204	90,239	168,238	24,646

Net income	5,167	85,766	164,895	24,156
Deemed distribution on Series A Preferred Shares
—accretion of redemption premium	—	—	(46,106)	(6,754)

Net income attributable to holders of ordinary shares	5,167	85,766	118,789	17,402

See note to condensed financial information.

Trony Solar Holdings Company Limited

Condensed financial information of
Trony Solar Holdings Company Limited

Schedule 1

Statements of changes in shareholders' equity and comprehensive income
(In thousands, except share data)

	Ordinary Shares				Accumulated Other Comprehensive Income RMB
			Additional Paid-in Capital RMB	Retained Earnings RMB		Total Shareholders' Equity RMB	Comprehensive Income RMB
	Shares	Amount RMB

Balance at July 1, 2006	100,000,000	69	19,931	(2,070)	—	17,930	—
Issuance of share capital in a stock split	—	—	8	—	—	8	—
Foreign currency translation adjustment	—	—	—	—	666	666	666
Distribution to a shareholder	—	—	(20,000)	—	—	(20,000)	—
Net income	—	—	—	5,167	—	5,167	5,167

Balance at June 30, 2007	100,000,000	69	(61)	3,097	666	3,771	5,833

Deemed contribution on interest-free loan from a related party	—	—	42,675	—	—	42,675	—
Foreign currency translation adjustment	—	—	—	—	3,162	3,162	3,162
Net income	—	—	—	85,766	—	85,766	85,766

Balance at June 30, 2008	100,000,000	69	42,614	88,863	3,828	135,374	88,928

Issuance of share capital in a stock split	—	—	(1)	—	—	(1)	—
Deemed contribution on interest-free loan from a related party	—	—	25,277	—	—	25,277	—
Foreign currency translation adjustment	—	—	—	—	769	769	769
Deemed distribution to Series A convertible redeemable preferred share holders—accretion of redemption premium	—	—	—	(46,106)	—	(46,106)	—
Net income	—	—	—	164,895	—	164,895	164,895

Balance at June 30, 2009	100,000,000	69	67,890	207,652	4,597	280,208	165,664

Balance at June 30, 2009 (in US$)	100,000,000	10	9,945	30,420	673	41,048	24,269

See note to condensed financial information.

Trony Solar Holdings Company Limited

Condensed financial information of
Trony Solar Holdings Company Limited

Schedule 1

Statements of cash flows
(In thousands)

	Year ended June 30,
	2007 RMB	2008 RMB	2009 RMB	2009 US$

Operating activities:
Net income	5,167	85,766	164,895	24,156
Adjustments to reconcile net income to net cash used in operating activities:
Share of results of subsidiaries	(5,204)	(90,239)	(168,238)	(24,646)
Changes in operating assets and liabilities:
Accrued expenses and other current liabilities	—	4,474	(4,474)	(655)

Net cash used in operating activities	(37)	1	(7,817)	(1,145)

Investing activities:
Advance to subsidiaries	—	—	(219,266)	(32,122)

Cash used in investing activities	—	—	(219,266)	(32,122)

Financing activities:
Amount due to a director	35	—	—	—
Proceeds from issuance of convertible redeemable preferred shares	—	—	237,646	34,813
Expenses in connection with the issuance of convertible redeemable preferred shares	—	—	(5,132)	(751)
Prepayment for offering expenses	—	—	(683)	(100)

Net cash provided by financing activities	35	—	231,831	33,962

Effect of exchange rate changes	2	(1)	1,149	168

Net increase in cash and cash equivalents	—	—	5,897	863
Cash and cash equivalents at beginning of year	—	—	—	—

Cash and cash equivalents at the end of year	—	—	5,897	863

Supplemental schedule of non-cash investing and financing activities:
Subscription receivables on convertible redeemable preferred shares	—	—	68,302	10,006
Deemed distribution on convertible redeemable preferred shares—accretion of redemption premium	—	—	46,106	6,754

See note to condensed financial information.

Trony Solar Holdings Company Limited

Schedule 1

Note to condensed financial information

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of end of the most recently completed fiscal year. As of June 30, 2008 and 2009, RMB41,493 and RMB141,091 (US$20,669), respectively of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended June 30, 2007, 2008 and 2009.

Basis of Presentation

The Company was incorporated in the Cayman Islands on June 23, 2006. In November 2006, the shareholders elected to reorganize the corporate structure such that their ownership interests in Grand Sun would be held through the Company. This reorganization was effected by means of a share exchange in which all of the shares of Grand Sun were exchanged, on a two-for-one basis, for shares of the Company. This transaction was accounted for as a legal reorganization as there was no change in the ownership structure between the Company and Grand Sun. The condensed financial information has been presented as if the Company had been in existence in all the periods presented.

The condensed financial information has been prepared using the same accounting policies as set out in the Group's consolidated financial statements except that the parent company has used equity method to account for its investment in the subsidiaries.

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TRONY SOLAR HOLDINGS COMPANY LIMITED

Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2008 and 2009

Trony Solar Holdings Company Limited

Unaudited condensed consolidated balance sheets
(In thousands, except share and per share data)

	June 30, 2009 RMB	September 30, 2009 RMB	September 30, 2009 US$	Pro forma (Note 1c) September 30, 2009 RMB	Pro forma (Note 1c) September 30, 2009 US$

Current assets:
Cash and cash equivalents	20,962	57,492	8,422
Restricted cash	35,019	34,063	4,990
Accounts receivable	70,511	120,622	17,670
Inventories	27,951	25,625	3,754
Prepaid expenses and other current assets	1,537	19,492	2,856
Amount due from a related party	4,133	—	—
Amounts due from directors	202	195	29

Total current assets	160,315	257,489	37,721	257,489	37,721

Property, plant and equipment, net	811,819	863,389	126,482
Deposits for purchase of property, plant and equipment	22,118	55,447	8,123
Land use rights	6,595	6,559	961
Deferred tax assets	2,647	2,723	399

Total assets	1,003,494	1,185,607	173,686	1,185,607	173,686

Current liabilities:
Accounts payable	24,675	41,798	6,123
Accrued expenses and other current liabilities	16,386	41,273	6,046
Income taxes payable	12,749	17,625	2,582
Amounts due to related parties	5,784	—	—
Amount due to a director	41,397	41,384	6,063
Amounts due to shareholders	2,246	2,244	329
Short-term bank borrowings	42,200	42,200	6,182

Total current liabilities	145,437	186,524	27,325	186,524	27,325

Accrued warranty costs	2,574	2,794	409
Government grants	5,980	4,980	730
Loan from a related party	262,476	266,072	38,978
Long-term bank borrowings	30,250	27,700	4,058

Total liabilities	446,717	488,070	71,500	488,070	71,500

Commitments (note 14)
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value; 6,027,191 shares authorized and 6,027,191 shares issued and outstanding as of June 30, 2009 and September 30, 2009 (liquidation value: RMB368,615 (US$54,000))	276,569	360,272	52,778	—	—

Shareholders' equity:
Ordinary shares (US$0.0001 par value; 493,972,809 shares authorized and 100,000,000 issued shares as of June 30, 2009 and September 30, 2009)	69	69	10
Additional paid-in capital	67,890	67,890	9,946
Retained earnings	207,652	264,740	38,783
Accumulated other comprehensive income	4,597	4,566	669

Total shareholders' equity	280,208	337,265	49,408	697,537	102,186

Total liabilities, mezzanine equity and shareholders' equity	1,003,494	1,185,607	173,686	1,185,607	173,686

See notes to the unaudited consolidated financial statements.

Trony Solar Holdings Company Limited

Unaudited condensed consolidated
statements of operations
(In thousands, except share and per share data)

	Three months ended September 30,
	2008 RMB	2009 RMB	2009 US$

Revenues
—Third parties	138,243	254,599	37,297
—Related party	2,360	—	—

Total revenues	140,603	254,599	37,297

Cost of revenues
—Third parties	(78,240)	(153,259)	(22,452)
—Related party	(689)	—	—

Total cost of revenues	(78,929)	(153,259)	(22,452)

Gross profit	61,674	101,340	14,845
Operating income (expenses)
Selling and distribution expenses	(725)	(1,110)	(163)
General and administrative expenses	(5,354)	(7,981)	(1,169)
Research and development expenses	(1,027)	(2,986)	(437)
Government grants	600	—	—

Income from operations	55,168	89,263	13,076
Other income (expense):
Interest income	23	375	55
Interest expense	—	(3,332)	(488)

Income before income taxes	55,191	86,306	12,643
Income tax expenses	(10,328)	(13,852)	(2,029)

Net income	44,863	72,454	10,614
Deemed distribution on Series A convertible redeemable preferred shares—accretion of redemption premium	—	(15,366)	(2,251)

Net income attributable to holders of ordinary shares	44,863	57,088	8,363

Earnings per share:
Basic and diluted—ordinary shares	0.45	0.54	0.08
Basic—Series A convertible redeemable preferred shares	0.45	3.09	0.45

Weighted average shares used in earnings per share calculation:
Basic and diluted—ordinary shares	100,000,000	100,000,000	100,000,000
Basic—Series A convertible redeemable preferred shares	33,026	6,027,191	6,027,191

See notes to the unaudited consolidated financial statements.

Trony Solar Holdings Company Limited

Unaudited condensed consolidated statements of changes
in shareholders' equity and comprehensive income
(In thousands, except share data)

	Ordinary Shares		Additional Paid-in Capital		Accumulated Other Comprehensive Income	Total Shareholders' Equity
				Retained Earnings			Comprehensive Income
	Shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB

Balance at June 30, 2008	100,000,000	69	42,614	88,863	3,828	135,374	—
Foreign currency translation adjustment	—	—	—	—	595	595	595
Net income	—	—	—	44,863	—	44,863	44,863

Balance at September 30, 2008	100,000,000	69	42,614	133,726	4,423	180,832	45,458

	Ordinary Shares		Additional Paid-in Capital		Accumulated Other Comprehensive Income	Total Shareholders' Equity
				Retained Earnings			Comprehensive Income
	Shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB

Balance at June 30, 2009	100,000,000	69	67,890	207,652	4,597	280,208
Foreign currency translation adjustment	—	—	—	—	(31)	(31)	(31)
Deemed distribution to Series A convertible redeemable preferred share holders
—accretion of redemption premium	—	—	—	(15,366)	—	(15,366)	—
Net income	—	—	—	72,454	—	72,454	72,454

Balance at September 30, 2009	100,000,000	69	67,890	264,740	4,566	337,265	72,423

Balance at September 30, 2009 (in US$)	100,000,000	10	9,946	38,783	669	49,408	10,610

See notes to the unaudited consolidated financial statements.

Trony Solar Holdings Company Limited

Unaudited consolidated statements of cash flows
(In thousands)

	Three months ended September 30,
	2008 RMB	2009 RMB	2009 US$

Operating activities:
Net income	44,863	72,454	10,614
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of land use rights	36	36	5
Depreciation of property, plant and equipment	6,332	10,306	1,510
Imputed interest	—	2,390	350
Deferred tax assets	(239)	(76)	(11)
Changes in current assets and liabilities:
Accounts receivable	(23,618)	(50,112)	(7,341)
Prepaid expenses and other current assets	2,344	(3,279)	(480)
Inventories	(12,084)	2,326	341
Amount due from a related party	(1,856)	4,133	605
Amounts due from directors	(98)	7	1
Accounts payable	8,047	17,123	2,508
Accrued expenses and other current liabilities	51,624	14,069	2,061
Income taxes payable	(4,211)	4,876	714

Net cash provided by operating activities	71,140	74,253	10,877

Investing activities:
Purchase of property, plant and equipment	(86,191)	(10,650)	(1,560)
Deposits paid for purchase of property, plant and equipment	(4,000)	(85,938)	(12,589)
Decrease in restricted cash	—	956	140

Net cash used in investing activities	(90,191)	(95,632)	(14,009)

Financing activities:
Repayments of advances from related parties	(2,113)	(5,784)	(847)
Advances from directors	5,269	—	—
Advances from shareholders	16,104	—	—
Repayment of bank borrowings	(1,000)	(2,550)	(374)
Prepayment for offering expense	—	(2,048)	(300)
Proceeds from issuance of convertible redeemable preferred shares	237,646	68,337	10,011

Net cash generated from financing activities	255,906	57,955	8,490

Effect of exchange rate changes	200	(46)	(7)

Net increase in cash and cash equivalents	237,055	36,530	5,351
Cash and cash equivalents at the beginning of the period	4,364	20,962	3,071

Cash and cash equivalents at the end of the period	241,419	57,492	8,422

Supplemental disclosure of cash flow information:
Interest paid (net of interest capitalized)	878	935	137
Income taxes paid	14,778	9,052	1,326

Non-cash investing and financing activities:
Construction costs and acquisition of property, plant and equipment	50,228	8,123	1,190
Subscription receivables on convertible redeemable preferred shares	68,302	—	—
Deemed distribution on convertible redeemable preferred shares—accretion of redemption premium	—	15,366	2,251

See notes to the unaudited consolidated financial statements.

 Trony Solar Holdings Company Limited

Notes to unaudited condensed consolidated
financial statements
(In thousands, except share and per share data)

1. Summary of significant accounting policies

(a)   Basis of presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and the accounting principles generally accepted in the United States of America for interim financial reporting. The results of operations for the three months ended September 30, 2008 and 2009 are not necessarily indicative of the results for the full year.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Group's audited consolidated financial statements for the fiscal years ended June 30, 2007, 2008 and 2009. In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments), which are necessary for a fair representation of financial results for the interim periods presented.

(b)   Accounts receivable

Accounts receivable represents those receivables derived in the ordinary course of business. The following table summarizes accounts receivable from customers, which accounted for more than 10% individually of the consolidated accounts receivable balances as of June 30, 2009 and September 30, 2009:

	June 30, 2009	September 30, 2009

Customer A	26%	*
Customer B	10%	*
Customer C	*	12%

	36%	12%

*      The individual accounts receivable for the respective customers accounted for less than 10% of the Group's consolidated accounts receivable as of each period.

(c)    Unaudited pro forma information

The pro forma balance sheet information as of September 30, 2009 (unaudited) assumes the conversion upon completion of the initial public offering ("IPO") of all convertible redeemable preferred shares outstanding as of September 30, 2009 into ordinary shares. As a result, the balances recorded in mezzanine equity were reclassified to total shareholders' equity.

2. Inventories

Inventories consist of the following:

	June 30, 2009 RMB	September 30, 2009 RMB	September 30, 2009 US$

Raw materials	12,327	11,985	1,756
Finished goods	15,624	13,640	1,998

Total	27,951	25,625	3,754

3. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	June 30, 2009 RMB	September 30, 2009 RMB	September 30, 2009 US$

Prepayments to suppliers	355	860	126
Prepaid offering costs	683	15,359	2,250
Tender deposit	—	2,500	367
Others receivables and deposits	499	773	113

Total	1,537	19,492	2,856

4. Property, plant, and equipment, net

Property, plant and equipment, net consist of the following:

	June 30, 2009 RMB	September 30, 2009 RMB	September 30, 2009 US$

At cost
Buildings	45,938	45,938	6,730
Plant and machinery	255,029	844,633	123,734
Furniture, fixtures and equipment	271	338	49
Motor vehicles	2,017	2,256	331

Sub-total	303,255	893,165	130,844
Less: Accumulated depreciation	(48,329)	(58,635)	(8,590)

	254,926	834,530	122,254
Construction in progress	18,653	28,859	4,228
Equipment under installation	538,240	—	—

Net book value	811,819	863,389	126,482

Depreciation expense for the three months ended September 30, 2008 and 2009 were RMB6,332 and RMB10,306 (US$1,510), respectively. No impairment loss was recognized in any of the periods presented.

Equipment under installation represents construction of a fully-automated manufacturing production line for the Group's amorphous silicon photovoltaic modules. The installation was completed in July 2009 and the assets were placed in service in August 2009.

5. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	June 30, 2009 RMB	September 30, 2009 RMB	September 30, 2009 US$

Payables on acquisition of property, plant and equipment	2,590	8,123	1,190
Value added tax payable	1,082	6,555	960
Accrued expenses	5,437	22,556	3,305
Accrued salaries	1,485	2,449	359
Notes payable*	5,090	960	140
Others	702	630	92

Total	16,386	41,273	6,046

*      Notes payable represent bank drafts that are non-interest bearing and due within six months. Such bank drafts have been arranged with third-party financial institutions to settle the purchases of equipment and inventory.

6. Accrued warranty costs

The Group's accrued warranty costs are based on the Group's best estimates of costs to repair through warranty period. The movement of the Group's accrued warranty costs is summarized below:

	Three months ended
	September 30, 2008 RMB	September 30, 2009 RMB	September 30, 2009 US$

Beginning balance	1,534	2,574	377
Warranty provision	368	220	32

Ending balance	1,902	2,794	409

7. Bank borrowings

Bank borrowings consist of the following:

	June 30, 2009 RMB	September 30, 2009 RMB	September 30, 2009 US$

Short-term bank loans	32,000	32,000	4,688
Long-term bank loans, non-current portion	30,250	27,700	4,058
Long term bank loans, current portion	10,200	10,200	1,494

Total	72,450	69,900	10,240

The details of bank loans are as follows:

		June 30, 2009 RMB	September 30, 2009 RMB	September 30, 2009 US$

Secured long-term bank loan, carrying variable interest rate in average at 5.76%	(a)	40,450	37,900	5,552
Secured short-term bank loans, carrying variable interest rate in average at 4.37%	(b)	32,000	32,000	4,688

Total		72,450	69,900	10,240
Less: Amounts due within one year		(42,200)	(42,200)	6,182

Amounts due more than one year		30,250	27,700	4,058

(a)   The secured long-term bank loan is secured by a pledge of the Group's property which has a carrying value of RMB41,711 (US$6,110) as of September 30, 2009. The loan is repayable in installments over the following 4 years, of which, the first installment of RMB850 (US$125) was due in January 2009. As of September 30, 2009, the Group has available unutilized long-term bank loan facilities of RMB55,300 (US$8,101) pursuant to the bank loan agreement.

(b)   The secured short-term bank loans consisted of two loans of RMB22,000 and RMB10,000 which are repayable in full in December 2009. The loans are secured by a restricted cash deposit of RMB34,063 (US$4,990) and a guarantee given by Grand Sun. As the restricted cash deposit will be released upon the repayment of the loans, it has been classified as current in the condensed consolidated balance sheets as of September 30, 2009. As of September 30, 2009, the Group has available unutilized short-term bank loan facilities of RMB18,000 (US$2,637) pursuant to the bank loan agreement.

The schedule of principal payments of long-term bank loans as of September 30, 2009 was as follows:

Due by June 30, 2010	7,650
Due by June 30, 2011	10,200
Due by June 30, 2012	10,200
Due by June 30, 2013	9,850

Total (in RMB)	37,900

Total (in US$)	5,552

8. Capital structure

The Company entered into an employment agreement with an executive officer in July 2009 in which the Company has agreed, among other things, to grant the executive officer options to purchase 0.35% of the outstanding ordinary shares upon completion of the IPO with an exercise price at 55.0% of the IPO price. One fourth of the options will vest upon the completion of the IPO and each of the three subsequent anniversaries of the completion of the IPO. As of September 30, 2009, we have not yet granted any options to the executive.

9. Series A convertible redeemable preferred shares

On September 26, 2008, the Company entered into a share purchase agreement with independent investors ("Share Purchase Agreement") and issued 6,027,191 Series A Preferred Shares for a total consideration of US$45,000. As of June 30, 2009, US$35,000 has been received by the Company and the remaining US$10,000 was received during the three months ended September 30, 2009.

During the year ended June 30, 2009, it was determined that the Group failed to satisfy one of its financial metrics. During the 3-months ending September 30, 2009, the Company obtained a waiver from the Series A Preferred Share holders cancelling their rights to redeem the securities due to the breach of one of the financial metrics. Additionally, the Series A Preferred Share holders also covenanted that they will not exercise their put options on the Series A Preferred Shares until the earlier of (i) such date the Company has ceased to be actively preparing for the IPO and (ii) January 29, 2010; provided that the Company may, by written notice to each of them prior to January 29, 2010, extend such date until March 29, 2010. As a result of the above, the Series A Preferred Shares are being accreted based on the effective interest method to yield a compounded annual return of 20% over the period from the issuance date until redemption. The remaining terms of the Series A Preferred Shares are consistent with those described in Footnote 10 of the Group's audited consolidated financial statements.

The conversion price is subject to adjustments based on a qualified IPO, as discussed in Note 10 of the Group's audited consolidated financial statements. On November 20, 2009, the Company and the preferred shareholders agreed that the closing of the initial public offering shall be deemed and treated for all intents and purposes as the closing of a qualified IPO. The Group further determined that the valuation of the Group immediately prior to this offering was US$757,000 based on the mid point of the estimated initial public offering price of US$10.00 per ADS. As a result, the effective conversion price of the Series A Preferred Shares is less than the fair value of ordinary shares on commitment day of September 26, 2008 and a beneficial conversion feature of US$18,004 (RMB122,902) will be recorded upon the closing of the initial public offering.

10. Income taxes

The effective tax rates for the three months ended September 30, 2009 was 16%, compared to 19% for the same period in 2008. The effective tax rates for the three months ended September 30, 2009 differs from the statutory PRC enterprise income tax rate of 25% primarily due to the recognition of a three years 15% preferential tax rate by Trony Science starting April 2009 resulting from a state-encouraged "New High Technology" status. The effective tax rate for the three months ended September 30, 2009 was also impacted by the implementation regulations of the gradual increase of PRC EIT rates starting in the calendar years of 2008, 2009, 2010, and 2012.

No unrecognized tax benefits was identified and determined as having material impact to the Group's financial positions and results of the operations as of June 30, 2009 and September 30, 2009. The Company does not anticipate any significant increase or decrease to its liability for unrecognized tax benefit within the next twelve months.

11. Earnings per share

The calculation of earnings per share is as follows:

	Three months ended September 30,
	2008 RMB	2009 RMB	2009 US$

Net income	44,863	72,454	10,614
Deemed distribution to Series A Preferred Shares—accretion of redemption premium	—	(15,366)	(2,251)

Net income attributable to holders of ordinary shares	44,863	57,088	8,363

	Three months ended September 30,
	2008 RMB	2009 RMB	2009 US$

Numerator used in earnings per shares:
Net income allocated for computing earnings per ordinary share—basic and diluted	44,848	53,843	7,888

Net income allocated for computing earnings per Series A Preferred Shares	15	18,611	2,726

Denominator used in basic and diluted earnings per share:
Weighted average ordinary shares outstanding used in computing earnings per ordinary share —basic and diluted	100,000,000	100,000,000	100,000,000
Weighted average Series A Preferred Shares outstanding used in computing earnings per Series A Preferred Share—basic	33,026	6,027,191	6,027,191

Earnings per ordinary share—basic and diluted	0.45	0.54	0.08

Earnings per Series A Preferred Share—basic	0.45	3.09	0.45

The net income attributable to holders of ordinary shares was allocated between ordinary shares and Series A convertible redeemable preferred shares in a pro rata basis on the dividend participating right. The net income allocated for computing net income per Series A Preferred Share—basic also contained the deemed dividend for accretion of the redemption premium.

During the three months ended September 30, 2009, the application of the two-class method was more dilutive than the if-converted method. In addition, as a result of the share split that occurred in 2008 and the issuances of the nominal shares in 2008, the outstanding ordinary shares have been retroactively restated to 100,000,000 shares in the denominator for 2008.

12. PRC contribution plan

The Group's full time employees in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. The total contributions for such employee benefits for the three months ended September 30, 2008 and 2009 were RMB555 and RMB663 (US$97), respectively.

13. Commitments

Capital commitments

As of September 30, 2009, the Group has capital commitments related to construction of its production facilities and purchase of plant and equipment amounting to RMB92,639 (US$13,571).

Lease commitments

The Group leases certain offices and factory premises under non-cancelable leases. Rental expenses under operating leases for the three months ended September 30, 2008 and 2009 were RMB355 and RMB409 (US$60), respectively.

As of September 30, 2009, future minimum lease payments under non-cancelable operating leases agreements were as follows:

June 30, 2010	1,135
June 30, 2011	813
June 30, 2012	99

Total (RMB)	2,047

Total (US$)	300

14. Segment and geographic information

The Company operates and manages its business as a single segment that includes primarily the development, manufacture and sale of solar products. The Group's chief operating decision maker has been identified as the Chief Executive Officer, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group.

Geographical information

The Group operates in the PRC. Other than cash and cash equivalents of approximately RMB5,907 and RMB28,071 (US$4,112) maintained in Hong Kong as of June 30, 2009 and September 30, 2009, respectively, all the identifiable assets of the Company are located in the PRC during the years presented.

The following table summarizes the Group's customers by geographic locations:

	Three months ended September 30,
	2008 RMB	2009 RMB	2009 US$

Thailand	31,385	22,540	3,302
PRC	98,495	204,689	29,985
Hong Kong	10,723	27,317	4,002
Other	—	53	8

	140,603	254,599	37,297

Major customers

The following table summarizes revenues for customers, which accounted for 10% or more of the Group's consolidated revenues during the three months ended September 30, 2008:

Three months ended September 30, 2008

Customer A	22%
Customer B	11%

33%

No customer accounted for more than 10% of the Group's consolidated revenues for the three months ended September 30, 2009.

15. Restricted net assets

Relevant PRC statutory laws and regulations permit payments of dividends by subsidiaries established in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payment of dividends as statutory reserve fund. As a result of these PRC laws and regulations, Trony Science is restricted in its ability to transfer a portion of its net assets either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB141,091 and RMB141,493 (US$20,728) as of June 30, 2009 and September 30, 2009, respectively.

16. Related party transactions

(a)   Amounts due from directors

The Group made cash advances to three directors of the Company, Mr. Li, Mr. Guoliang Wu and Mr. Yixiang Chen and such advances are unsecured, interest-free and repayable on demand. The outstanding balance as of June 30, 2009 and September 30, 2009 were RMB202 and RMB195 (US$29) respectively.

(b)   Amount due to a director

The amount due to Mr. Li includes consideration payable for the share transfer of Trony Science from Mr. Li to Grand Sun and cash advance to the Group for the Group's daily operation and business expansion. The outstanding balance as of June 30, 2009 and September 30, 2009 were RMB41,397 and RMB41,384 (US$6,063) respectively. The amount is unsecured, interest-free and repayable on demand.

(c)    Loan from a related company

Amortized imputed interest expense related to a loan agreement entered into in April 2008 with an affiliate of Build Up International Investments Limited, one of the shareholders of the Company, amounted to RMB5,133 and RMB3,596 (US$527) for the three months ended September 30, 2008 and 2009, respectively. Additionally, amortized imputed interest expense amounting to RMB5,133 and RMB1,206 (US$177) for the three months ended September 30, 2008 and 2009 were capitalized in the consolidated balance sheet as the loan specifically relates to the acquisition of property, plant and equipment.

(d)   Amounts due from (to) related parties

Amounts due from (to) related parties are as follows:

	June 30, 2009 RMB	September 30, 2009 RMB	September 30, 2009 US$

Due from a related party:
Due from Shine Faith Asia Limited ("Shine Faith")	4,133	—	—

Due to related parties:
Due to family members of Mr. Li	4,083	—	—
Due to Shenzhen Chuangyi Solar Construction Company Limited ("SZ Chuangyi Construction")	1,701	—	—

	5,784	—	—

Shine Faith is a company in which Ms. Yiying Zhang ("Ms. Zhang"), a close family member of Mr. Li, has beneficial interest while Mr. Li has beneficial interest in SZ Chuangyi Construction. The amounts are interest free, non-interest bearing and repaid fully during the period.

(e)   Amounts due to shareholders

Amounts due from to shareholders are as follows:

	June 30, 2009 RMB	September 30, 2009 RMB	September 30, 2009 US$

Due to shareholders:
Due to Mr. Kam Sze Lau	1,294	1,293	190
Due to Ms. Lai Ting Liu	952	951	139

	2,246	2,244	329

The amounts are interest free, non-interest bearing and have no fixed repayment term.

(f)    Transactions with related companies

During the three months ended September 30, 2008, Sky Sense, a company owned by Mr. Li, pledged 13,398,780 ordinary shares of the Company to secure the performance of the obligations of redemption of Series A Preferred Shares.

During the three months ended September 30, 2008 and 2009, sales by the Group to Shine Faith amounted to RMB2,360 and nil, respectively.

During the three months ended September 30, 2008 and 2009, purchase of raw materials from Shine Faith amounted to RMB392 and nil, respectively.

During the three months ended September 30, 2008 and 2009, the Group paid trademark registration fee to Shenzhen Yiying Patent & Trademark Agency, a company in which Ms. Zhang has a beneficial interest, amounting to RMB45 and RMB163 (US$24), respectively.

Historically, certain technology and production patents developed by the Group have been registered in the name of Mr. Li for administrative simplicity. Mr. Li and the Group have entered into agreements pursuant to which such patents are made available to the Group on a perpetual basis at nil consideration until Mr. Li has transferred all legal and beneficial interest in those patents to the Group.

17. Post balance sheet events

In preparing these condensed consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through October 23, 2009, the original issuance date the unaudited condensed consolidated financial statements were issued and has updated its evaluation through November 20, 2009.

In addition to those disclosed elsewhere in the consolidated financial statements, Lake Invest Limited ("Lake Invest"), a major shareholder of the Company beneficially owned by Mr. Li entered into a loan agreement ("ICBC Loan") dated October 2, 2009 for an aggregate principal amount of up to US$30,000 with ICBC International Finance Ltd ("ICBC International"). The loan has a term of 6 months, which may be extended to one year if this offering has not occurred within the initial term, and may be further extended to 30 days after the completion of this offering if such initial public offering is completed within the 30 day period prior to the first anniversary of the loan. The loan must be repaid in full within 30 days after an initial public offering. On the same date, Lakes Invest entered into a shareholder loan agreement with the Company to lend the proceeds from the ICBC loan to the Company.

In connection with the funding of the ICBC loan, Lakes Invest pledged 15% of our ordinary shares it owns, or the pledged shares, and the Company pledged 13.25% of the issued share capital of Grand Sun, which pledge is subordinated to the pledge over the same shares of Grand Sun the Company granted to the Series A Preferred Share holders. In addition, Lakes Invest granted ICBC International Overseas Investment Ltd., an affiliate of ICBC International, a warrant to purchase certain of our ordinary shares it beneficially owns, or the warrant shares, at a discount to our initial public offering price.

On November 20, 2009, the Company and the preferred shareholders agreed that the closing of the initial public offering shall be deemed and treated for all intents and purposes as the closing of a qualified IPO.

19,500,000 American depositary shares
Representing 29,250,000 Ordinary shares

Trony Solar Holdings Company Limited

Prospectus

J.P. Morgan	Credit Suisse
CLSA Asia-Pacific Markets	Oppenheimer & Co.

           , 2009

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ADSs.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until           , 2009, all dealers that buy, sell or trade in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

 Part II
Information not required in prospectus

Item 6.   Indemnification of directors and officers.

Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Pursuant to indemnification agreements, the form of which is filed as Exhibit 10.1 to this Registration Statement, we have agreed to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.   Recent sales of unregistered securities.

During the past three years, we have issued the following securities without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or under Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration in U.S. dollars	Underwriting Discounts and Commissions

Offshore Incorporations (Cayman) Limited	June 23, 2006	1 ordinary share	1	N/A
Lakes Invest Limited	November 17, 2006	999 ordinary shares	999	N/A
Lakes Invest Limited	September 23, 2008	49,950,000 ordinary shares	4,995	N/A
Sky Sense Investments Limited	September 23, 2008	16,650,000 ordinary shares	1,665	N/A
Build Up International Investments Limited	September 23, 2008	23,400,000 ordinary shares	2,340	N/A
JPMorgan Special Situations (Mauritius) Limited	September 29, 2008	3,348,439 Series A convertible redeemable preferred shares	25,000,000	N/A
Intel Capital Corporation	September 29, 2008	2,678,752 Series A convertible redeemable preferred shares	20,000,000	N/A

Item 8.  Exhibits and financial statement schedules.

  (a)   Exhibits

See Exhibit Index beginning on page II-7 of this registration statement.

  (b)   Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9.   Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)
For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (i)
  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  (ii)
  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  (iii)
  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  (iv)
  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

 Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shenzhen, People's Republic of China, on November 20, 2009.

Trony Solar Holdings Company Limited

By:	/s/ YI LI
	Name:	Yi Li
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on November 20, 2009.

Signature	Title
/s/ YI LI Name: Yi Li	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)
* Name: Yixiang Chen	Director
/s/ HOWARD CHU Name: Howard Chu	Chief Financial Officer (principal financial and accounting officer)

* By:	/s/ HOWARD CHU
	Name:	Howard Chu
Attorney-in-Fact

 Signature of authorized U.S. representative

Under the Securities Act, the undersigned, the duly authorized representative in the United States of Trony Solar Holdings Company Limited, has signed this registration statement or amendment thereto in Newark, Delaware, on November 20, 2009.

Authorized U.S. Representative
By:	/s/ DONALD J. PUGLISI
	Name:	Donald J. Puglisi
	Title:	Managing Director, Puglisi & Associates

 Exhibit index

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement
3.1**	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2**	Third Amended and Restated Memorandum and Articles of Association of the Registrant to become effective upon the completion of the initial public offering
4.1	Form of American Depositary Receipt (included in Exhibit 4.3)
4.2**	Specimen Certificate for Ordinary Shares
4.3	Form of Deposit Agreement among the Registrant, the depositary, and holders of American Depositary Shares
4.4**	Investors' rights agreement among Trony Solar Holdings Company Limited, Yi Li, Lakes Invest Limited, Sky Sense Investments Limited, Build Up International Investments Limited, Ellipsis Limited, Warshaw Holdings Limited, Laiting Liu, JPMorgan Special Situations (Mauritius) Limited and Intel Capital Corporation, dated September 26, 2008
4.5**	Series A Preferred Share Purchase Agreement among Trony Solar Holdings Company Limited, Grand Sun International Investment Limited, Trony Solar Science and Technology Development Limited, Yi Li, Lakes Invest Limited, Sky Sense Investments Limited, Build Up International Investments Limited, Ellipsis Limited, Warshaw Holdings Limited, Laiting Liu, JPMorgan Special Situations (Mauritius) Limited and Intel Capital Corporation, dated September 26, 2008
5.1**	Opinion of Walkers regarding the validity of the ordinary shares being registered
8.1**	Opinion of Simpson Thacher & Bartlett LLP regarding certain U.S. tax matters
10.1**	Form of Indemnification Agreement with the Registrant's directors
10.2**	2009 Equity Incentive plan, effective as of October 29, 2009
10.3**	Intellectual Property Consulting Contract between Shenzhen Trony Science and Technology Development Co., Ltd. and Shenzhen Yiying Patent Agency, dated December 23, 2005
10.4**	Loan Agreement between an affiliate of Build Up International Investments Limited and Shenzhen Trony Science and Technology Development Co., Ltd., dated April 9, 2008
10.5**	Supplement to Loan Agreement between an affiliate of Build Up International Investments Limited and Shenzhen Trony Science and Technology Development Co., Ltd., dated June 30, 2009
10.6**	Share Transfer Agreement among Yi Li, Yiying Zhang, Ying Li, Shenzhen Chuangyixing Investment Company and Grand Sun International Investment Limited, dated September 6, 2006
10.7**	Supplemental Share Transfer Agreement among Yi Li, Yiying Zhang, Ying Li, Shenzhen Chuangyixing Investment Company and Grand Sun International Investment Limited, dated November 3, 2006

Exhibit Number	Description of Document

10.8.1**	Industrial Products Purchase Contract between Shenzhen Trony Science and Technology Development Co., Ltd. and Shine Faith Asia Limited, dated December 13, 2006
10.8.2**	Equipment Purchase Contract between Shenzhen Trony Science and Technology Development Co., Ltd. and Shine Faith Asia Limited, dated May 20, 2009
10.9**	Industrial Products Supply Contract between Shine Faith Asia Limited and Shenzhen Trony Science and Technology Development Co., Ltd., dated December 14, 2006
10.10**	Intellectual Property License Agreement between Li Yi and Trony Solar Science and Technology Development Limited, dated September 26, 2008
10.11**	Supplemental Intellectual Property License Agreement between Li Yi and Trony Solar Science and Technology Development Limited, dated September 22, 2009
10.12**	Loan Agreement between Shenzhen Trony Science and Technology Development Co., Ltd. and Yi Li, dated September 22, 2009
10.13**	Loan Agreement between Shenzhen Trony Science and Technology Development Co., Ltd. and Yi Li, dated September 22, 2009
10.14**	Loan Agreement between Shenzhen Trony Science and Technology Development Co., Ltd. and Yi Li, dated September 22, 2009
10.15**	Shareholder Loan between Trony Solar Holdings Company Limited and Lakes Invest Limited, dated October 2, 2009
10.16**	Registration Rights Agreement among Trony Solar Holdings Company Limited, ICBC International Finance Ltd., ICBC International Overseas Investment Ltd., JPMorgan Special Situations (Mauritius) Limited, and Intel Capital Corporation, dated October 12, 2009
10.17**	Ordinary Shares Purchase Warrant Relating to Ordinary Shares Held by Lakes Invest Limited in Trony Solar Holdings Company Limited, dated October 12, 2009
10.18**	Share Charge over 1,325 Ordinary Shares in the Share Capital of Grand Sun International Investment Limited among Trony Solar Holdings Company Limited, JPMorgan Special Situations (Mauritius) Limited and Intel Capital Corporation, dated October 12, 2009
10.19**	Deed of Share Charge among Lakes Invest Limited, Trony Solar Holdings Company Limited and ICBC International Finance Ltd., dated October 12, 2009
10.20**	North China Region Sunshine Service Center Cooperation Agreement between Shenzhen Trony Solar Science and Technology Development Co., Ltd. and Beijing Landsky Lighting Engineering Co., Ltd., dated September 15, 2009
10.21**	Central China Region Sunshine Service Center Cooperation Agreement between Shenzhen Trony Solar Science and Technology Development Co., Ltd. and China State Construction Engineering Corporation (Changsha) Fujisash Curtain Wall Decoration Co., Ltd., dated June 5, 2009
21.1**	List of Subsidiaries of the Registrant
23.1	Consent of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm

Exhibit Number	Description of Document

23.2**	Consent of Walkers (included in Exhibit 5.1)
23.3**	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.1)
23.4**	Consent of Jingtian & Gongcheng (included in Exhibit 99.2)
23.5**	Consent of Photon Consulting
24.1**	Powers of Attorney (included on signature page)
99.1**	Code of Business Conduct and Ethics of the Registrant
99.2**	Opinion of Jingtian & Gongcheng

*      To be filed by amendment

**    Has been previously filed

QuickLinks

Table of contents
Prospectus summary
The offering
Summary consolidated financial and operating data
Risk factors
Special note regarding forward looking statements
Use of proceeds
Dividend policy
Capitalization
Dilution
Exchange rate information
Enforceability of civil liabilities
Selected consolidated financial and operating data
Management's discussion and analysis of financial condition and results of operations
Our industry
Business
Regulations
Management
Principal and selling shareholders
Related party transactions
Description of share capital
Description of American depositary shares
Shares eligible for future sale
Taxation
Underwriting
Expenses relating to this offering
Legal matters
Experts
Where you can find additional information
Trony Solar Holdings Company Limited
Report of independent registered public accounting firm
Trony Solar Holdings Company Limited Consolidated balance sheets (In thousands, except share and per share data)
Trony Solar Holdings Company Limited Consolidated statements of operations (In thousands, except share and per share data)
Trony Solar Holdings Company Limited Consolidated statements of changes in shareholders' equity and comprehensive income (In thousands, except share data)
Trony Solar Holdings Company Limited Consolidated statements of cash flows (In thousands)
Notes to consolidated financial statements
Condensed financial information of Trony Solar Holdings Company Limited
  Schedule 1
  Balance sheets (In thousands, except share and per share data)
  Statements of Operations (In thousands, except share and share data)
  Statements of changes in shareholders' equity and comprehensive income (In thousands, except share data)
  Statements of cash flows (In thousands)
  Note to condensed financial information
TRONY SOLAR HOLDINGS COMPANY LIMITED Unaudited Condensed Consolidated Financial Statements For the three months ended September 30, 2008 and 2009
Trony Solar Holdings Company Limited Unaudited condensed consolidated balance sheets (In thousands, except share and per share data)
Trony Solar Holdings Company Limited Unaudited condensed consolidated statements of operations (In thousands, except share and per share data)
Trony Solar Holdings Company Limited Unaudited condensed consolidated statements of changes in shareholders' equity and comprehensive income (In thousands, except share data)
Trony Solar Holdings Company Limited Unaudited consolidated statements of cash flows (In thousands)
Notes to unaudited condensed consolidated financial statements
Part II Information not required in prospectus
  Item 6. Indemnification of directors and officers.
  Item 7. Recent sales of unregistered securities.
  Item 8. Exhibits and financial statement schedules.
  Item 9. Undertakings.
Signatures
Signature of authorized U.S. representative
Exhibit index